Filed pursuant to Rule 424(b)(4)
Registration Nos. 333-297246 and 333-297661

PROSPECTUS

8,580,000 Shares

Common Stock

Scribe Therapeutics Inc. is offering 8,580,000 shares of its common stock. This is our initial public offering of shares of common stock, and no public market currently exists for our common stock. The initial public offering price is $15.00 per share.

Our common stock has been approved for listing on the Nasdaq Global Market, or Nasdaq, under the symbol “SCTX.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus summary—Implications of being an emerging growth company and a smaller reporting company.”

See “Risk Factors” beginning on page 19 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$15.00	$128,700,000
Underwriting discounts and commissions(1)	$1.05	$9,009,000
Proceeds, before expenses, to us	$13.95	$119,691,000

(1)	See “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 8,580,000 shares of our common stock, we have granted the underwriters an option for a period of 30 days to purchase up to 1,287,000 additional shares at the initial public offering price less underwriting discounts and commissions.

Aventis, Inc., a Sanofi company, together with Genzyme Corporation, Sanofi, has agreed to purchase 500,000 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, at a per share price equal to the initial public offering price of $15.00 per share. The private placement will close concurrently with, and is contingent and conditioned upon the consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the closing of the concurrent private placement. In connection with the concurrent private placement, we have entered into a stock purchase agreement with Sanofi. The underwriters of this offering will not receive any fee in connection with the concurrent private placement.

At our request, the underwriters have reserved up to 5% of the shares of common stock being offered pursuant to this prospectus (excluding the 1,287,000 additional shares of common stock that the underwriters have an option to purchase), for sale at the initial public offering price to certain of our directors, officers, employees and other persons associated with us through a directed share program. See “Underwriting—Directed Share Program” for additional information.

The underwriters expect to deliver the shares of common stock to purchasers on or about July 27, 2026.

Leerink Partners	Goldman Sachs & Co. LLC	Guggenheim Securities	Wells Fargo Securities

July 23, 2026

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See the section titled “Special Note Regarding Forward-Looking Statements” for additional information. Unless the context otherwise requires, we use the terms “Scribe Therapeutics Inc.,” “the Company,” “we,” “us” and “our” in this prospectus to refer to the operations of Scribe Therapeutics Inc.

SCRIBE THERAPEUTICS INC.

Overview

We are a clinical-stage biotechnology company engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. While current genetic medicines are largely limited to rare disorders, we are engineering our technologies for use in common diseases affecting millions. By targeting prevalent diseases with significant unmet need and high clinical burden, we aim to usher in a new era of broadly scalable, transformative, and preventative genetic medicines. Our focus is on cardiovascular and metabolic diseases with initial programs to address the key drivers of atherosclerotic cardiovascular disease, or ASCVD. We are designing CRISPR-based genetic medicines to be well-tolerated, effective, durable, and scalable enough to shift the treatment paradigm from symptom-driven intervention and chronic care to population-level prevention, with the goal of broadly democratizing access to the cardioprotective effects of known genetic variants. Our lead product candidate, STX-1150, utilizes ELXR, our highly engineered epigenetic silencing technology, and is designed to deliver persistent and potent LDL-C reductions without permanent genetic changes. STX-1150 is a demonstration of moving towards our goal to transform practical therapeutic adherence and real-world medical outcomes for patients in the multibillion-dollar LDL-C lowering landscape. We have secured regulatory clearance from the Australian Therapeutic Goods Administration, or TGA, for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Every 40 seconds, someone in the United States suffers a heart attack, and each year, heart disease costs the nation more than $400 billion, according to the American Heart Association. Despite major advances in our understanding of the pathology of heart disease and ASCVD, and the development of new classes of pharmaceuticals, we believe today’s standard of care for ASCVD is insufficient. Existing treatments fail to demonstrate broad real-world impact due to limitations in efficacy, well-documented side effects, and the burden of chronic polypharmacy, which all contribute to poor uptake, low adherence, and limited persistence. Similarly, patients often discontinue therapy due to the lifelong burden of taking medication, loss of insurance, high out-of-pocket costs, or the logistical burden of ongoing clinic visits. Moreover, treatment is often initiated only after substantial cumulative arterial injury or an acute cardiovascular event. These limitations of the current treatment paradigms underscore the importance of developing effective and durable therapies that can be administered safely early in the course of disease, reduce the barriers to treatment continuation for patients, and provide compelling health-economic value to payors.

We believe that a fundamentally different approach is required to meaningfully treat or prevent ASCVD. We must create practical, optimized therapies that remain effective even when used early in disease progression. To realize this vision, we are executing a differentiated strategy that applies a full-stack engineering approach coupling generative artificial intelligence and machine learning, with massively parallel experimental validation to optimize and tailor CRISPR technologies for the precise demands of each therapeutic application. Through this proprietary approach, which we refer to as CRISPR by Design, we systematically evaluate disease biology, target genetics, and commercial opportunities against product requirements to engineer the most appropriate and scalable solution for each therapeutic application. This disciplined, data-driven strategy has led us to engineer two proprietary technologies based on a novel CRISPR-CasX enzyme: the Epigenetic Long-Term X-Repressor, or ELXR, designed for precise, durable epigenetic silencing without altering the underlying DNA sequence; and the X-Editor, or XE, designed for specific and efficient gene editing. When developing a program, rather than committing to a single technology upfront, we advance multiple approaches in parallel and prioritize the modality that demonstrates the most favorable safety, durability, and efficacy profile for each product candidate based on empirical data. We believe this engineering-led, evidence-based strategy, combined with a technology stack purpose-built for broad patient populations, positions us to develop competitive and scalable genetic medicines across a wide range of cardiovascular indications. We are advancing three in vivo product candidates targeting three key lipid drivers of ASCVD: elevated low-density lipoprotein cholesterol, or LDL-C, elevated lipoprotein(a), or Lp(a), and elevated triglycerides carried by triglyceride-rich lipoproteins, or TRLs.

Our lead product candidate, STX-1150, is an epigenetic silencing therapy that is based on our ELXR technology and is designed to durably lower LDL-C by repressing the expression of PCSK9, a genetically and clinically validated target. Inhibition of PCSK9 is among the most effective known mechanisms to reduce LDL-C, complementing or outperforming other existing therapies. Unlike CRISPR gene editing, base editing, or prime editing approaches, STX-1150 utilizes our ELXR silencing technology and is designed to achieve long-lasting therapeutic benefit without permanently altering underlying DNA sequence. STX-1150 aims to improve on the real-world efficacy of small-molecule, antibody, and siRNA therapies by eliminating the need for years to decades of chronic medication. In a study conducted with non-human primates, or NHPs, a single dose of a prototype STX-1150 was generally well-tolerated and produced therapeutically meaningful, durable LDL-C reduction of greater than 50% sustained for two years. Durable and early LDL-C lowering of this magnitude has been demonstrated in human genetic studies to reduce ASCVD risk by up to 88%, underscoring the potential to transform the current treatment paradigms from late-stage intervention to effective prevention. The large and expanding LDL-C lowering market is characterized by a persistent gap between efficacy observed in controlled settings and real-world outcomes. We believe STX-1150’s long-acting epigenetic mechanism could increase current adherence rates that are typically only 40–50%, which can drive superior clinical outcomes for patients through increased adherence-adjusted efficacy and compelling health-economic value for payors while avoiding the risks of permanent genetic modification. Given that ASCVD is a chronic condition, we believe providing patients with improvements in practical adherence can compound over time to drive better clinical outcomes, enabling more efficient payor management and broadening patient access. As a result, we believe STX-1150 has the potential to expand the growing market for PCSK9-based LDL-C–lowering medicines, which currently exceeds $5 billion annually yet remains significantly underpenetrated, with fewer than 1% of eligible patients treated. We have secured regulatory clearance from the Australian TGA for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Our next programs, STX-1200 and STX-1400, target two additional lipid drivers of ASCVD, elevated Lp(a) and severely high triglycerides, by editing the LPA and APOC3 genes, respectively. Elevated Lp(a) and high triglycerides represent key risk factors for ASCVD affecting large populations. Both programs are based on our XE technology and aim to provide curative solutions for genetic diseases associated with the modification of these targets. In mouse models of disease, prototype versions of both STX-1200 and STX-1400 programs have achieved greater than 90% reduction in target gene expression with durable effect consistent with a one-time treatment profile. In NHPs, surrogates demonstrated greater than 95% Lp(a) reduction and greater than 75% APOC3 on-target editing. In an off-target analysis of primary human hepatocyte donor cells, no detectable off-target editing was observed even at supersaturating doses. We have been awarded grant funding from the California Institute for Regenerative Medicine, or CIRM, of up to approximately $25.7 million to support the development and manufacturing activities for our STX-1200 and STX-1400 programs. With CIRM funding support, we anticipate continuing to advance both the STX-1200 and STX-1400 programs through preclinical development to enable the initiation of a Phase 1 clinical trial for one of these programs as early as 2027 and one in 2028.

Our wholly-owned pipeline is outlined below:

Our disciplined operating model, complemented by upfront and milestone payments from our strategic collaborations and grants, has allowed us to operate with a high degree of capital efficiency. We believe our CRISPR by Design approach enables us to advance target concepts to development candidates quickly, with the potential to materially reduce discovery timelines and associated costs. Our strategic collaborations – including with Sanofi in rare genetic diseases, such as sickle cell disease, and Lilly in neurological and neuromuscular disorders – leverage the commercial and delivery expertise of leading biopharmaceutical companies while demonstrating the versatility of our technologies. Since our founding in 2017, we have raised approximately $150.0 million in equity financing, with only one dilutive financing in the past four years, while maintaining significant ownership and optionality across both our internal program portfolio and our collaboration programs.

Since the groundbreaking discovery of CRISPR-based genome editing by our co-founder, Nobel Laureate Dr. Jennifer Doudna, the extraordinary potential for genetic medicine has become increasingly clear. We were founded on the thesis that comprehensive CRISPR system engineering and optimization are required to address the activity, specificity, and delivery limitations of earlier technologies. We believe our engineering-first philosophy has enabled us to become one of the only companies that has created two distinct, novel and therapeutically relevant CRISPR technologies derived from a unique CRISPR enzyme foundation. This foundation, together with our enabling engineering, supports a robust intellectual property portfolio. Our deliberate focus on cardiovascular and metabolic diseases further differentiates us by driving the creation of technologies designed to address some of the most prevalent and debilitating conditions worldwide.

The imperative for better ASCVD disease outcomes

In the United States alone, nearly half of all adults, or over 120 million individuals, carry some form of cardiovascular disease. ASCVD is expected to impact more than 61% of adults in the United States by 2050. In addition, mortality associated with cardiovascular disease has increased significantly, accounting for about 30% of all deaths in 2021, a trend that is expected to accelerate due to demographic factors such as an aging population and worsening metabolic health. ASCVD has not only impaired patients’ health and quality of life but also imposed a significant economic burden on the healthcare system, which is estimated at $422 billion in annual direct and indirect costs in 2019–2020 in the United States and is projected to incur $1.8 trillion in total costs by 2050.

We believe today’s standard of care for ASCVD is insufficient as existing treatments suffer from significant access, efficacy, durability, and adherence issues, often leaving patients underserved and financially straining the healthcare system. Clinical guidelines typically begin with lifestyle modification, followed by pharmacologic therapy, most often with statins as first-line lipid-lowering agents. When LDL-C goals are not met, clinicians may layer on additional therapies, with combination regimens capable of reducing LDL-C by 80% to 90%. However, despite the potency of this tiered treatment paradigm and the broad availability of LDL-C- lowering options, approximately 75% of patients do not consistently achieve the LDL-C goals associated with well-managed disease. This disconnect reflects the substantial gap between efficacy observed in controlled settings and outcomes achieved in real-world practice, driven in large part by poor long-term treatment persistence. Although lipid-lowering therapy is intended as a long-term, and often lifelong, intervention, discontinuation rates by day 300 have been reported at 71% for statins, 73% for ezetimibe, and 55% for PCSK9 antibodies. Overall, though decades of innovation have led to clinically effective LDL-C lowering medicines, real-world persistence on therapy remains remarkably poor, leaving a significant portion of patients without sustained cardiovascular protection and at unnecessary risk for cardiac events. We believe the central challenge in ASCVD is no longer transient LDL-C lowering, but rather the need to safely and consistently lower LDL-C levels over a patient’s lifetime.

In addition to LDL-C, emerging but critical key lipid drivers for ASCVD, including Lp(a), triglyceride-rich lipoproteins, or TRLs, and remnant cholesterol, remain largely undertreated. These drivers are infrequently measured in routine clinical practices and there is a lack of available and effective pharmacotherapies, representing a significant unmet need.

Leveraging nature’s blueprint for better cardiovascular health

Elevated LDL-C, Lp(a) and triglycerides are well understood to be key drivers of dyslipidemia and eventually ASCVD. Recent genetic studies and randomized controlled trials demonstrate that reducing lifetime exposure to these risk factors is critical to preventing ASCVD. We believe durable genetic medicines have the potential to address the ASCVD treatment gap, and nature provides a blueprint to address each of these three risk factors via cardioprotective variants:

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LDL-C and the PCSK9 gene: Elevated LDL-C levels in the bloodstream, which is characterized as hypercholesterolemia, can promote the formation of plaques in arterial walls, restricting blood flow and increasing the risk of heart attacks and strokes. Inhibition of PCSK9 is among the most effective known mechanisms to reduce LDL-C. Individuals born with loss-of-function variants in the PCSK9 gene live with meaningfully lower baseline LDL-C and experience up to 88% lower risk for coronary heart disease without any distinguishable adverse effects from lifetime lower LDL-C levels.

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Lp(a) and the LPA gene: Elevated Lp(a) is associated with an increased risk of ASCVD, even when LDL-C is well controlled, due to its role in promoting clot formation, inflammation, and plaque buildup. While population levels of Lp(a) are normally low, specific LPA variants associated with higher levels of Lp(a) drive two- to four-fold increased risk of premature heart attack and aortic stenosis, respectively, as well as up to a 50% increase in stroke and overall cardiovascular mortality.

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Triglycerides and the APOC3 gene: Levels of TRLs account for a significant portion of residual cardiovascular risk in patients with LDL-C under control on statin therapy. Studies have now shown that individuals with loss-of-function mutations in the APOC3 gene have 39% lower triglyceride levels than the general population, with a 40% lower risk of developing coronary heart disease.

Taken together, these preventative blueprints from naturally occurring genetic variants affecting the three primary key lipoprotein families support a treatment paradigm that aims to recapitulate the baseline cardioprotective outcomes from genetic variants in PCSK9, LPA, and APOC3 for a lifetime of reduced lipid exposure. Focusing a new class of genetic medicines on these three targets has the potential to address the overwhelming majority of lipid-mediated ASCVD risk, providing a long-term solution for cardiovascular health which matches the durability of the therapy to the duration of the disease, and in turn, reshape how ASCVD is treated and ultimately prevented.

CRISPR by Design: Delivering nature’s blueprint for treating ASCVD

We believe that highly engineered CRISPR technologies are required to evolve genetic medicines from limited solutions for rare genetic disorders to scalable solutions for patients suffering from widespread diseases.

Rather than aligning exclusively with any single wave of CRISPR technology, we believe that realizing the therapeutic potential of CRISPR-based medicines requires deliberate selection and closed-loop engineering of a CRISPR technology best suited to a given disease. This view is informed, in part, by the technological evolution observed in the antibody and RNAi fields, where early iterations of these technologies initially demonstrated limited clinical impact until successive rounds of engineering substantially improved therapeutic index. To that end, we have designed our organization to pursue an engineering-first strategy that prioritizes novel technology development in service of defined clinical and commercial objectives for a particular target. We then systematically evaluate disease biology, target genetics and delivery constraints while incorporating continuous feedback from disease models to guide successive rounds of optimization for a specific therapeutic application. In support of this approach, we have developed a suite of proprietary engineering methodologies, including machine learning–based models coupled with massively parallel experimental validation, to create and refine our CRISPR-based technologies: ELXR, designed for precise, durable epigenetic silencing of genes without changing the underlying DNA sequence, and XE, designed to support specific and efficient gene editing.

ELXR is our epigenetic silencing technology designed to durably and reversibly repress gene expression without altering the underlying DNA sequence. Specifically, since ELXR is designed to silence genes by depositing DNA methylation and associated repressive histone marks at the specified or targeted genomic locus without changing the DNA, these epigenetic marks are not permanent and could be reversed through deliberate intervention, which we have demonstrated in preclinical proof-of-concept experimental studies via use of a small-molecule inhibitor. Uniquely, ELXR incorporates an allosteric regulatory domain, adding a built-in specificity control that is designed to reduce off-target effects and improve safety, as well as maintain or enhance on-target activity, differentiating ELXR from Cas9-based epigenetic editors used in the field or in the clinic. We believe ELXR represents a fundamental advancement and likely endpoint in the evolution of mRNA-silencing technologies, potentially addressing the durability limitations inherent to existing modalities such as siRNAs and ASOs. Unlike existing therapies that demonstrate significant attenuation of effect outside controlled clinical settings, this level of durability has the potential to enable sustained, clinical trial-level target suppression in real-world use. We anticipate this attribute will be particularly important in chronic diseases such as cardiovascular disease where long-term adherence and consistent target modulation are critical determinants of outcomes.

XE is our gene-editing technology designed for precise and versatile genetic modification. A data-driven and iterative campaign has engineered our novel CasX enzyme, XE, with improved nuclease stability, DNA binding, cleavage activity, and specificity, resulting in greater than 100-fold higher editing than naturally occurring CasX in cell-based assays while maintaining exquisite specificity across target sites. Taken together with its compact size and engineered PAM recognition, XE provides a differentiated combination of potency, specificity, and delivery flexibility relative to Cas9 and other Cas12-based editing systems. We believe XE combines high efficiency with a well-characterized mechanism of action and a broad therapeutic window, providing the potential for durable, one-time treatments for genetically defined diseases.

Both ELXR and XE were purposefully engineered to exhibit high activity, specificity, durability, and deliverability across multiple tissues, cell types, and species. In NHP and other preclinical studies, our ELXR and XE technologies have demonstrated consistent performance across numerous organ systems, supporting their potential applicability to a wide range of in vivo therapeutic settings. Given this performance, we have conducted and will continue to utilize preclinical head-to-head development and testing of multiple CRISPR technologies in vivo to determine the best technology for the job. We believe this comprehensive strategy maximizes our opportunity to develop well-tolerated, effective, durable, and scalable CRISPR-based therapies with the goal of establishing a new standard of care for ASCVD and other prevalent diseases.

Our portfolio

Our initial programs focus on three key lipid drivers of ASCVD: elevated LDL-C, elevated Lp(a) and severely elevated triglycerides, which can be modified by targeting the genetically and clinically validated PCSK9, LPA, and APOC3 genes, respectively. We believe that addressing these genetic risk factors is fundamental to transforming the prevention and treatment of ASCVD.

Our lead product candidate, STX-1150, targeting PCSK9 for LDL-C lowering

STX-1150 utilizes lipid nanoparticle, or LNP, delivery of our ELXR technology to repress the expression of the PCSK9 gene by installing epigenetic marks that durably regulate gene transcription without changing the underlying DNA sequence. If clinical data support its intended profile, as shown by data in preclinical development, we believe STX-1150 will be well positioned within the current LDL-C lowering category and expand the overall market for PCSK9-targeting therapies by addressing a key limitation of current options, namely, the challenge of maintaining sustained, long-term LDL-C control.

We have evaluated a prototype version of STX-1150 in preclinical studies conducted in primary human hepatocytes, transgenic mouse models, and NHPs to assess efficacy, safety, durability, and tolerability. Across these studies, we have observed the following:

•	greater than 95% reduction in secreted PCSK9 achieved by a STX-1150 prototype in primary human hepatocytes;

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in NHPs, single intravenous infusion of the STX-1150 prototype at the lowest tested dose of 0.75 mg/kg resulted in LDL-C reductions of greater than 50% that have been maintained for two years, with liver enzyme profiles comparable to saline controls;

•	no significant off-target gene expression changes in primary human hepatocytes treated at a supersaturating dose of STX-1150 prototype;

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STX-1150 drug product scaled across several batches including scale up demonstrated greater than or equal to 5-fold potency in primary human hepatocytes compared to primary cynomolgus monkey hepatocytes, indicating a potentially meaningful potency uptake in humans relative to NHPs;

•	in hPCSK9 transgenic mice, a single dose of the STX-1150 drug product resulted in potent reduction of serum PCSK9, achieving saturation at doses greater than or equal to 0.6 mg/kg; and

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in an NHP study, multiple doses of STX-1150 at 0.75 mg/kg achieved cumulative LDL-C reductions, reaching sustained LDL-C reductions of greater than 40% to greater than 60% over 180 days, again with liver enzyme profiles similar to those observed with single dosing.

We have secured regulatory clearance from the Australian TGA for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

STX-1200 targeting LPA

STX-1200 utilizes LNP delivery of our XE technology to precisely edit and inactivate the LPA gene. Unlike conventional therapies that temporarily modify mRNA or protein levels and require chronic use, STX-1200 is designed to strategically disrupt the genetic root cause of disease by selectively modifying the LPA gene in hepatocytes to prevent high levels of Lp(a). In preclinical studies, prototype constructs of STX-1200 have shown greater than 95% reduction in secretion of apolipoprotein(a), or apo(a), the defining component of Lp(a), in primary human hepatocytes, murine models, and NHPs. Off-target safety studies have shown no detectable editing at more than 100 top-nominated genomic sites, even at 10x supersaturating doses in primary human hepatocyte donor cells.

STX-1400 targeting APOC3

STX-1400 utilizes LNP delivery of our XE technology to reduce expression of the APOC3 gene, aiming to increase clearance of triglyceride-rich lipoproteins. By editing the APOC3 gene, STX-1400 has the potential to drive clinically meaningful and durable triglyceride reductions to address the full continuum of triglyceride-driven disorders, including familial chylomicronemia syndrome, or FCS, and severe hypertriglyceridemia, or SHTG, where it can effectively become a pipeline within a drug. In preclinical studies, prototype constructs of STX-1400 have demonstrated greater than 95% reduction of APOC3 expression in primary human hepatocytes and murine models, with off-target safety studies having shown no detectable editing across more than 100 top-nominated genomic sites, even at 10x supersaturating doses in primary human hepatocyte donor cells. Potency testing of surrogate molecules in NHPs achieved saturating gene-editing levels exceeding 75% of the whole liver at therapeutically relevant doses.

With CIRM funding support, we anticipate continuing to advance both the STX-1200 and STX-1400 programs through preclinical development to enable the initiation of a Phase 1 clinical trial for one of these programs as early as 2027 and one in 2028.

Future pipeline opportunities

We believe that our ELXR and XE technologies have applications beyond targeting PCSK9, LPA, and APOC3. We are expanding our pipeline with several additional cardiometabolic programs in the discovery stage. As genetic risk factors for health conditions are further characterized, we strive to bring precisely engineered CRISPR-based medicines to the forefront of treatment in other high-impact indications such as obesity, MASH, and other cardiometabolic-related disorders. In addition, we may also pursue opportunities to expand the impact of our technologies into broader therapeutic areas through opportunistic collaborations.

Our partnered programs

Beyond our wholly-owned pipeline, we are collaborating with leading global biopharmaceutical companies on specific genetic targets in other therapeutic areas where our precision-engineered CRISPR-based technologies can address urgent unmet medical needs.

•	In our collaboration with Sanofi, we apply our XE technology to develop in vivo CRISPR-based therapies for sickle cell disease and other genetic diseases.

•	In our collaboration with Lilly, we combine our CRISPR by Design approach with Lilly’s expertise in the development of genetic medicines for neurological and neuromuscular disorders.

These collaborations provide significant value through upfront payments, research funding, milestone payments, and royalties, as well as options for limited co-development participation. To date, we have received over $180 million in upfront, milestone, and expense reimbursement payments in total from collaborations. We believe our collaboration model validates the versatility and scalability of our engineering-first approach while generating meaningful near- and long-term value.

History and team expertise

As a founder-led organization, we have maintained both a long-term vision of developing highly engineered CRISPR-based medicines for prevalent cardiometabolic diseases, and a focus on disciplined, capital efficient execution. We were founded to advance CRISPR technologies developed in the lab by our co-founders: Dr. Jennifer Doudna, Nobel Laureate and the co-discoverer of CRISPR-Cas9 genome engineering technology; Dr. Benjamin Oakes, our Chief Executive Officer; Dr. David Savage, Professor of Molecular and Cell Biology at the University of California, Berkeley and a thought leader in structural biology and protein engineering; and Dr. Brett Staahl, our Vice President of External Innovation and a pioneer in in vivo and ex vivo CRISPR delivery technology. Since our inception, we have assembled a diverse group of individuals that includes leaders in genetic medicines, proven company builders, experienced scientists and engineers, world-renowned scientific advisory board, and deeply knowledgeable and experienced board of directors and investors. There are no plans for Dr. Doudna to become an employee or director of our company following this offering, and she is expected to retain her position and affiliation with the University of California, Berkeley. Dr. Doudna is expected to continue to provide consulting services to us pursuant to her consulting agreement, which accommodates previous commitments with respect to other gene editing companies, and could result in, or may create the appearance of, a conflict of interest with us. See “Risk Factors—Risks related to our business and operations—Our relationships with our co-founders may create the appearance of conflicts of interest.”

Since our founding, we have raised approximately $150 million from investors, including Andreessen Horowitz, Avoro Capital, OrbiMed, and Eli Lilly and Company, among others. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different investment strategies and risk tolerances and may have received their shares in prior offerings at prices substantially lower than the price offered to the public in this offering. In addition, some of these investors may not be subject to reporting requirements under Section 16 of the Exchange Act of 1934, as amended, or the Exchange Act, and, thus, prospective investors may not necessarily know the total amount of investment by each of our existing investors and if and when our existing investors may decide to sell any of their shares. See the section titled “Principal Stockholders” for more information and current holdings of these stockholders.

Our strategy

We are committed to engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. The key components of our strategy are to:

•	Advance the clinical development of our lead program, STX-1150, for potent and persistent LDL-C lowering.

•	Develop STX-1200 and STX-1400 for elevated Lp(a) and triglycerides, respectively.

•	Expand our pipeline into other prevalent cardiometabolic indications with high unmet need.

•	Leverage our CRISPR by Design approach to continue optimizing and evolving our technologies.

•	Develop manufacturing strategies and partner capabilities to enable scalable production of genetic medicines.

•	Expand the impact of our proprietary CRISPR-based technologies through strategic collaboration.

•	Continue to execute with capital discipline and operational efficiency as we expand our portfolio.

Recent Developments

Preliminary Financial Results

Based on our current estimates, we had approximately $43.0 million in cash, cash equivalents and short-term investments as of June 30, 2026. However, this estimate is preliminary, unaudited and may change, was prepared by management based on the most current information available to management, and is subject to the completion of our quarter-end financial closing process for the three months ended June 30, 2026. This estimate should not be viewed as a substitute for financial statements prepared in accordance with accounting principles generally accepted in the United States and is not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not draw any conclusions based on the foregoing estimate and should not place undue reliance on this preliminary estimate. We assume no duty to update this preliminary estimate except as required by law.

Our independent registered public accounting firm, Deloitte & Touche LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

Risk factors summary

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

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We have a limited operating history, have not completed any clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

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We have a history of operating losses, we have never generated any product revenue, and we may not achieve or sustain profitability. We anticipate that we will continue to incur losses for the foreseeable future.

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Our management and our independent registered public accounting firm have concluded that there is substantial doubt as to our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose some or all of their investment in our company.

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Even if we complete this offering and the concurrent private placement, we will need substantial additional funds to pursue our business objectives, which may not be available on acceptable terms, or at all.

•	We are early in our development efforts and we expect it will be many years before we commercialize any product candidates.

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Genetic medicine, and epigenetic modification in particular, are novel concepts that are not yet clinically validated for human therapeutic use. The approach we are taking to discover and develop novel therapeutics through our ELXR and XE technologies is unproven and may never lead to marketable products.

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Any favorable results we may have in our preclinical studies or clinical trials may not be predictive of results that may be observed in later preclinical studies or clinical trials. If our product candidates or licensed products do not achieve development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and our business will be harmed.

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Our future performance depends on our ability to retain our President and Chief Executive Officer, other key executives, and other key employees and to attract, retain and motivate qualified personnel and manage our human capital.

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We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer or more advanced or effective than ours.

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We have entered, and may in the future seek to enter, into collaborations with third parties for the development and commercialization of programs and product candidates using our technologies, and we may fail to enter into future collaborations or collaborations we have entered into may not be successful.

•

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and products in the United States or other countries, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively.

•

Gene editing and modification, which are novel and distinct subsets of gene therapy, and the regulatory landscape that will govern any product candidates we may develop are uncertain and may change. If we are unable to adequately address these and other risks we face, our business, results of operations, financial condition and prospects may be harmed.

Concurrent private placement

Sanofi has agreed to purchase 500,000 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act, at a per share price equal to the initial public offering price of $15.00 per share. The private placement will close concurrently with, and is contingent and conditioned upon the consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the closing of the concurrent private placement. In connection with the concurrent private placement, we have entered into a stock purchase agreement with Sanofi. The underwriters of this offering will not receive any fee in connection with the concurrent private placement.

Corporate and other information

We were incorporated under the laws of the State of Delaware on June 30, 2017.

Our principal executive offices are located at 1150 Marina Village Parkway, Alameda, California 94501, and our telephone number is (510) 626-8587. Our website address is https://www.scribetx.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. We have included our website in this prospectus solely as a textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

The marks “CRISPR by Design,” “ELXR,” “XE,” “Scribe,” and “Scribe Therapeutics” and the Scribe logo and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are the property of Scribe. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and trade names.

Implications of being an emerging growth company and a smaller reporting company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We have elected to take advantage of certain of the reduced disclosure obligations for emerging growth companies in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies.

We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that (i) the aggregate number of shares of our common equity held by non-affiliates before the effectiveness of the registration statement of which this prospectus is a part, plus the number of such shares offered hereby to non-affiliates, multiplied by the initial public offering price of $15.00 per share, is less than $700.0 million and (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our capital stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our capital stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K, we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

For certain risks related to our status as an emerging growth company and a smaller reporting company, see the section titled “Risk Factors—Risks related to our common stock and this offering—We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.”

The Offering

Common stock offered by us	8,580,000 shares

Underwriters’ option to purchase additional shares of common stock from us	We have granted the underwriters a 30-day option to purchase up to 1,287,000 shares.

Concurrent private placement	Sanofi has agreed to purchase 500,000 shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act at a per share price equal to the initial public offering price of $15.00 per share. The private placement will close concurrently with, and is contingent and conditioned upon the consummation of, this offering, as well as certain other customary closing conditions. However, this offering is not contingent on the closing of the concurrent private placement. In connection with the concurrent private placement, we have entered into a stock purchase agreement with Sanofi. The underwriters of this offering will not receive any fee in connection with the concurrent private placement.

Common stock to be outstanding immediately after this offering and concurrent private placement	17,577,386 shares (or 18,864,386 shares, if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering and the concurrent private placement will be approximately $122.8 million (or approximately $140.7 million if the underwriters exercise their option to purchase additional shares in full), based upon the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions, estimated offering expenses and estimated private placement expenses payable by us.

We currently intend to use the net proceeds from this offering and the concurrent private placement, together with our existing cash and cash equivalents, to advance the development of our lead product candidate, STX-1150; to advance the development of our additional product candidate, STX-1400; to advance the development of our additional product candidate, STX-1200; for continued advancement of our pipeline, partnered programs, our CRISPR-based technologies, including XE and ELXR, and further development of next-generation gene editing technologies and assets; and for working capital and other general corporate purposes.

See the section titled “Use of Proceeds” for additional information.

Risk factors	Investing in our common stock involves a high degree of risk. You should read the section titled “Risk Factors” in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Nasdaq trading symbol	Our common stock has been approved for listing on Nasdaq under the symbol “SCTX.”

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock being offered pursuant to this prospectus (excluding the 1,287,000 additional shares of common stock that the underwriters have an option to purchase), for sale at the initial public offering price to certain of our directors, officers, employees and other persons associated with us. The sales will be made by Goldman Sachs & Co. LLC, an underwriter of this offering, through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent these individuals and entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting—Directed Share Program” for additional information.

The number of shares of our common stock to be outstanding after this offering and the concurrent private placement is based on 8,497,386 shares of our common stock outstanding as of March 31, 2026 (after giving effect to (i) the Preferred Stock Conversion, (ii) the Warrant Conversion and (iii) the Note Conversion, each as defined and described below), and excludes:

•

1,180,162 shares of our common stock issuable upon the exercise of stock options to purchase shares of our common stock outstanding as of March 31, 2026 under our 2018 Stock Incentive Plan, or the 2018 Plan, at a weighted-average exercise price of $7.18 per share;

•

17,560 shares of our common stock issuable upon the exercise of stock options to purchase shares of our common stock granted after March 31, 2026 under our 2018 Plan, with a weighted-average exercise price of $19.13 per share;

•

2,066,997 shares of common stock issuable upon the exercise of options we granted to certain of our directors, executive officers, and other employees pursuant to our 2026 Equity Incentive Plan, or the 2026 Plan immediately following effectiveness of the registration statement of which this prospectus forms a part at an exercise price equal to the initial public offering price per share; and

•	756,335 additional shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	135,917 shares of our common stock reserved for future issuance under our 2018 Plan as of March 31, 2026;

•	94,415 additional shares of our common stock reserved for future issuance under our 2018 Plan after March 31, 2026;

•

353,003 additional shares of our common stock to be reserved for future issuance under our 2026 Plan, which became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part; and

•

173,000 shares of our common stock to be reserved for future issuance under our 2026 Employee Stock Purchase Plan, or the ESPP, which became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part.

Our 2026 Plan and our ESPP provide for automatic annual increases in the number of shares of our common stock reserved thereunder, and our 2026 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2018 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us. Upon completion of this offering, any remaining shares of our common stock available for issuance under our 2018 Plan will be added to the shares reserved under our 2026 Plan and we will cease granting awards under our 2018 Plan. See the section titled “Executive compensation—equity compensation plans and other benefit plans” for additional information.

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•

the automatic conversion of all shares of our redeemable convertible preferred stock outstanding as of March 31, 2026 into an aggregate of 4,915,299 shares of our common stock immediately prior to the completion of this offering, or the Preferred Stock Conversion;

•

the automatic conversion of a warrant to purchase shares of common stock issued in September 2020 into 59,066 shares of our common stock immediately prior to the completion of this offering, based upon the initial public offering price of $15.00 per share, or the Warrant Conversion;

•

the conversion of $30.0 million aggregate principal amount plus accrued and unpaid interest thereon of the convertible note issued in May 2023 into 1,054,828 shares of our common stock in July 2026, or the Note Conversion;

•	a 1-for-5.9218 reverse stock split of our outstanding common stock which was effected on July 17, 2026;

•

the issuance of 500,000 shares of our common stock in the concurrent private placement, which will be completed concurrently with, and is contingent and conditioned upon the consummation of, the closing of this offering.

•	the filing, and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	no exercise of outstanding options referred to above;

•	no purchases of shares of our common stock by our directors, officers or existing stockholders pursuant to the directed share program; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Financial Data

The following tables set forth our summary statements of operations and balance sheet data for the periods and as of the dates indicated. The summary statement of operations data presented below for the years ended December 31, 2024 and 2025 are derived from our audited financial statements included elsewhere in this prospectus. The summary statement of operations data for the three months ended March 31, 2025 and 2026 and the balance sheet data as of March 31, 2026 are derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared on the same basis as our annual audited summary financial statements and, in the opinion of management, reflect all adjustments, which include our normal, recurring adjustments that are necessary to present fairly the unaudited interim condensed financial statements. The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and our results of operations for the three months ended March 31, 2026 and balance sheet data as of March 31, 2026 are not necessarily indicative of our results to be expected for the year ended December 31, 2026. The summary financial data in this section are not intended to replace our financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2024	2025	2025	2026
Statements of operations and comprehensive loss data:
Collaboration revenue	$27,413	$51,174	$17,125	$2,233
Operating expenses:
Research and development	57,079	60,795	15,991	11,305
General and administrative	13,163	16,449	6,691	3,355

Total operating expenses	70,242	77,244	22,682	14,660

Loss from operations	(42,829)	(26,070)	(5,557)	(12,427)
Interest income and other income (expense), net	6,154	3,326	1,063	515
Interest expense	(2,381)	(2,393)	(598)	(598)
Change in fair value of convertible note	1,495	1,527	1,352	(4,609)

Net loss before provision for income taxes	(37,561)	(23,610)	(3,740)	(17,119)
Provision for income taxes	(10,225)	1,802	315	(228)

Net loss	(47,786)	(21,808)	(3,425)	(17,347)

Other comprehensive income/(loss):
Net unrealized income/(loss) on available-for-sale-investments	6	(37)	(57)	(35)

Net comprehensive loss	$(47,780)	$(21,845)	$(3,482)	$(17,382)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(19.94)	$(8.98)	$(1.42)	$(7.05)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	2,395,967	2,429,168	2,417,516	2,460,794

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$(2.60)		$(2.06)

Pro forma weighted-average shares used in computing pro forma net loss per share attributable		8,399,295		8,430,921

(1)

See Note 2 and Note 13 of the notes to our audited financial statements and to our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, and basic and diluted weighted-average number of shares used in the computation of the per share amounts.

(2)

The pro forma basic and diluted net loss per share for the year ended December 31, 2025 and for the three months ended March 31, 2026 have been computed to give effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into shares of common stock as of such date. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering and the concurrent private placement. The pro forma net loss per share attributable to common stockholders for the year ended December 31, 2025 and three months ended March 31, 2026 were calculated using the weighted-average number of shares of common stock outstanding as of such date, including the pro forma effect of the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock, as if such conversion or exercise had occurred at the beginning of the applicable period.

	As of March 31, 2026(1)
(in thousands)	Actual	Pro forma(2)	Pro forma as adjusted(3)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$49,731	$49,731	$173,146
Working capital(4)	(27,321)	13,225	138,246
Total assets	65,208	65,208	186,393
Convertible note	40,546	—	—
Total liabilities	103,590	63,044	61,438
Redeemable convertible preferred stock	120,356	—	—
Additional paid-in capital	16,302	174,451	297,233
Accumulated deficit	(175,054)	(172,307)	(172,307)
Total stockholders’ (deficit) equity	(158,738)	2,164	124,955
Total capitalization	2,164	2,164	124,955

(1)	Actual, pro forma and pro forma as adjusted reflect $0.6 million of offering expenses previously paid prior to March 31, 2026.
(2)	The pro forma balance sheet data gives effect to (i) the Preferred Stock Conversion, (ii) the Warrant Conversion and (iii) the Note Conversion.
(3)

The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments described in footnote (1) above and (ii) the sale and issuance by us of 8,580,000 shares of common stock in this offering and the 500,000 shares in the concurrent private placement, based upon the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions, estimated offering expenses and estimated private placement expenses.

(4)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our financial statements and the related notes included elsewhere in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. We cannot assure you that any of the events discussed below will not occur. These events could have a material adverse impact on our business, financial condition, results of operations, and prospects. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks related to our financial position, limited operating history and need for additional capital

We have a limited operating history, have not completed any clinical trials, and have no products approved for commercial sale, which may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage biotechnology company with a limited operating history on which to base your investment decision. Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk, and we have yet to complete any clinical trials. We commenced operations in 2017, and our operations to date have been limited primarily to business planning, raising capital, acquiring certain intellectual property rights, developing and engineering our two proprietary technologies, the Epigenetic Long-Term X-Repressor, or ELXR, and X-Editor, or XE, identifying potential product candidates, and advancing our pipeline programs. All of our programs are in the research and discovery, preclinical or clinical stage of development and their risk of failure is high. To date, we have devoted substantially all of our resources to identifying, acquiring and developing our product candidates, building our pipeline, conducting preclinical studies and our clinical trial, organizing and staffing our company, business planning, establishing and maintaining our intellectual property portfolio, raising capital, and providing general and administrative support for these operations.

We have not yet demonstrated an ability to successfully complete any clinical trials, obtain regulatory approvals, manufacture a clinical or commercial-scale product or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. As a result, particularly in light of the rapidly evolving field of genetic medicine, it may be more difficult for you to accurately evaluate the performance of our business to date or to predict our likelihood of success and viability than it would be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by clinical-stage biotechnology companies developing targeted product candidates for cardiometabolic diseases.

We have a history of operating losses, we have never generated any product revenue, and we may not achieve or sustain profitability. We anticipate that we will continue to incur losses for the foreseeable future.

We have incurred significant net losses in each reporting period since our inception, have not generated any product revenue to date, and have financed our operations principally through private placements of our preferred stock and collaboration revenue. Our net losses were $47.8 million and $21.8 million for the years ended December 31, 2024 and 2025, respectively, and $17.4 million for the three months ended March 31, 2026. As of March 31, 2026, we had an accumulated deficit of $175.1 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of our lead program, product candidates, and our technology. The net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We anticipate that our expenses will increase substantially if, and as, we:

•	advance our lead product candidate, STX-1150, through clinical trials and conduct later stage clinical trials;

•	initiate clinical trials for our STX-1200 and STX-1400 developmental programs;

•	manufacture, or have manufactured, preclinical, clinical and potentially commercial supplies of any product candidates;

•	further develop our proprietary technologies, ELXR and XE, as well as engineer new technologies;

•	begin or continue preclinical development of our other undisclosed cardiometabolic programs;

•	identify and develop potential product candidates;

•	experience any delays in our preclinical studies and clinical trials, if any, due to unforeseen events;

•	obtain, expand, maintain, defend, and enforce our intellectual property portfolio;

•	seek regulatory approvals for any product candidates;

•	establish a sales, marketing, and distribution infrastructure to commercialize any product candidates, if approved;

•	comply with our obligations under the agreements governing our licenses, collaborations, and strategic partnerships;

•	establish additional licenses, collaborations, or strategic partnerships;

•	acquire or in-license intellectual property and technologies, work with strategic partners to support and expand our research and discovery, and initiate and conduct preclinical and clinical programs;

•	hire additional clinical, scientific, and management personnel, as well as administrative staff to support the growth of our business;

•	add operational, financial, and management information systems and personnel; and

•	incur additional legal, accounting, and other costs associated with operating as a public company following the completion of this offering.

Even if we succeed in developing STX-1150 or product candidates in any of our other programs, we may never achieve commercialization, and we may continue to incur substantial research and development expenses and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business, financial condition, results of operations, and prospects. The size of our future losses will depend, in part, on the rate of future growth of our expenses and our ability to generate product revenue, if any. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Our management and our independent registered public accounting firm have concluded that there is substantial doubt as to our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose some or all of their investment in our company.

Our audited financial statements, included elsewhere in this prospectus, were prepared assuming that we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. As of March 31, 2026, we had cash, cash equivalents and marketable securities of $49.7 million. We have incurred recurring losses since inception, including a net loss of $17.4 million for the three months ended March 31, 2026. As of March 31, 2026, we had an accumulated deficit of $175.1 million. Based on our capital resources on hand at March 31, 2026, which consists of cash, cash equivalents and marketable securities, we will not have sufficient cash on hand to support current operations for at least twelve months from the date of issuance of the financial statements. This condition raises substantial doubt about our ability to continue as a going concern.

Additionally, if we are unable to obtain funding, through equity financings, debt financings, or other capital sources, we could be forced to delay, reduce, or eliminate some or all of our programs, product candidates, development of our platform, or commercialization efforts. Any such actions could adversely affect our business prospects or our ability to continue as a going concern. There is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to fund continuing operations, if at all. Even if we are able to raise additional capital, there is no guarantee the proceeds would be sufficient to support our operating plans for at least the next twelve months from the date of issuance of our financial statements. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our combined financial statements, and it is likely that our stockholders may lose some or all of their investment in us.

Even if we complete this offering and the concurrent private placement, we will need substantial additional funds to pursue our business objectives, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit, or terminate our development initiatives and programs or other operations.

Identifying, developing, and continuing the research and development of targets and product candidates is a time-consuming, capital-intensive, and uncertain process that takes years to complete. If we identify any product candidates and initiate any preclinical studies or clinical trials, development will require substantial additional funds, and such products or studies may not be successful or may require us to significantly expand or create our development, regulatory, manufacturing, marketing, and sales capabilities. We have used substantial amounts of cash since inception to develop our proprietary technologies, ELXR and XE, and because we have limited financial and managerial resources, we have prioritized our research and discovery programs in specific indications. Further, we will require significant funds to conduct further research and development and initiate preclinical testing and clinical trials for any product candidates, to seek regulatory approvals for any product candidates, and to manufacture and market products, if any, which are approved for commercial sale. In addition, upon the completion of this offering and the concurrent private placement, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. We may also need to raise additional funds sooner if we choose to pursue additional indications or markets for any product candidates or otherwise expand more rapidly than we presently anticipate.

The development of genetic medicines through our proprietary technologies, ELXR and XE, including the initiation of clinical trials and preclinical studies for our pipeline programs targeting PCSK9, LPA, and APOC3 and any product candidates, will require substantial funds. As of March 31, 2026, we had $49.7 million in cash, cash equivalents, and investments. Based on our current operating plan, we believe that our existing cash, cash equivalents, and investments, together with the net proceeds from this offering and the concurrent private placement, will be sufficient to fund our operating expenses and capital expenditure requirements into the first half of 2029.

However, our future capital requirements and the period for which we expect our existing resources to support our operations, fund continued growth of our operations, research and development of product candidates, or otherwise respond to competitive pressures, may vary significantly from what we expect and we may need to seek additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Our spending levels vary based on new and ongoing research and development and other corporate activities. Because of the length of time and challenges associated with research and development of genetic medicines using genetic modification technologies, including through our proprietary technologies, ELXR and XE, the development and success of our lead product candidate, development programs or any other product candidates, is highly uncertain. We are unable to estimate the actual funds we will require for development and any marketing and commercialization activities for any approved products in the future. Our funding requirements for our proprietary technologies, ELXR and XE, any product candidates and our ongoing operations, both near- and long-term, will depend on many factors, including, but not limited to:

•

the timing, results, cost and progress of preclinical studies and clinical trials for our STX-1150 product candidate, our STX-1200 and STX-1400 development programs and any other future product candidates;

•	the progress and success of developing CRISPR by Design and our ELXR and XE technologies;

•	the cost of regulatory submissions and timing of regulatory approvals, if any;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered into licenses, collaborations, and strategic partnerships;

•

the timing and amount of milestone and other payments we are obligated to make under our licensing agreements, including the UCB Exclusive License Agreement (as defined herein), Acuitas Agreement (as defined herein) and any future license agreements;

•	the cash requirements of any future acquisitions of, or discovery of, product candidates;

•	our ability to establish and maintain collaborations, strategic partnerships or marketing, distribution, licensing or other strategic arrangements with third parties on favorable terms, if at all;

•	our ability to achieve sufficient market acceptance, adequate coverage and reimbursement from third-party payors and adequate market share and revenue for any approved product candidates;

•	the costs involved in prosecuting and enforcing patent and other intellectual property claims;

•	the costs of manufacturing any product candidates;

•	the cost of commercialization activities if any product candidates are approved for sale, including marketing, sales and distribution costs;

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of any product candidates;

•	potential delays in our preclinical studies and clinical trials, if any, due to unforeseen events; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems to satisfy our obligations as a public company.

If we are unable to obtain funding on a timely basis or on acceptable terms, we may have to delay, reduce, or terminate our research and development programs and preclinical studies or clinical trials, limit strategic opportunities or undergo reductions in our workforce or other corporate restructuring activities. We do not expect to realize revenue from sales of commercial products or royalties from licensed products in the foreseeable future, if at all, and, in no event, before any product candidates are clinically tested, approved for commercialization and successfully marketed.

We will be required to seek additional funding in the future and currently intend to do so through public or private equity offerings or debt financings, additional licensing agreements and/or collaborations, credit or loan facilities, government grants, or a combination of one or more of these funding sources. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Our future debt financings, if available, are likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities receive any distribution of our corporate assets. If we raise additional funds through licensing or collaboration arrangements with third parties, we may have to relinquish valuable rights to product candidates or grant licenses on terms that are not favorable to us. Our license and collaboration agreements and any future collaboration or other agreements may also be terminated if we are unable to meet the payment or other obligations under the agreements. We also could be required to seek collaborators for product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. Failure to obtain capital when needed on acceptable terms, or at all, may force us to delay, limit, or terminate our product development and commercialization of our current or future product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks related to discovery, development, and commercialization

We are early in our development efforts and we expect it will be many years before we commercialize any product candidate, if ever. If we are unable to advance any product candidates into and through clinical trials, obtain regulatory approval and ultimately commercialize any product candidates, or experience significant delays in doing so, our business will be materially harmed.

The success of our business depends primarily upon our ability to identify, develop, and commercialize product candidates using our ELXR and XE technologies. We have initiated clinical development of our lead product candidate, STX-1150, and are in preclinical development for our STX-1200 and STX-1400 development programs. Our future success depends heavily on the successful identification and development of product candidates using our ELXR and XE technologies. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will be a result of the successful development and eventual commercialization of our product candidates, which may never occur. Any product candidates we develop may have adverse side effects or fail to demonstrate safety, purity or potency, which is considered by the U.S. Food and Drug Administration, or FDA, to include effectiveness. Additionally, our product candidates may have other characteristics that may make them impractical or prohibitively expensive for large-scale manufacturing. Furthermore, our product candidates may not receive regulatory approval or, if they do, they may not be accepted by the medical community or patients, or may not be competitive with other products. We currently have no product revenue and we may never be able to successfully develop or commercialize a marketable product.

All of our product candidates and development programs are still in early stages of development. Our research methodology may be unsuccessful in identifying potential targets and product candidates, our product candidates may be shown to have harmful side effects in preclinical in vitro experiments or animal model studies, they may not show promising signals of therapeutic activity in such experiments or studies or they may have other characteristics that may make the product candidates impractical to manufacture or develop, unmarketable, or unlikely to receive regulatory approval. We may experience delays in initiating, conducting, or completing preclinical studies for a variety of reasons, including due to supply chain interruptions that could lead to shortages in materials or animals required for such studies. For example, there have been reports of a shortage of non-human primates, or NHPs, for biomedical research, which are used in our preclinical studies.

Commencing a clinical trial in the United States is also subject to the FDA allowing the clinical trial to proceed under an IND and finalizing the trial design based on discussions with the FDA. Even after we receive and incorporate advice from the FDA or comparable foreign regulatory authorities, these regulatory authorities could disagree that we have satisfied their requirements to commence our clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional studies or trials or impose stricter conditions on the conduct of our clinical trials than we currently expect. There are comparable processes and risks applicable to clinical trial applications in other countries, including in Europe.

Even if we complete the clinical trials necessary to support submission of a Biologics License Application, or BLA, in the United States, or comparable marketing application in another jurisdiction, we cannot predict when, or if, we will obtain regulatory approval to commercialize our product candidates in the United States or any other jurisdiction, and any such approval may be for a more narrow indication than we seek. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods.

Commercialization of any product candidates we may develop will also require preclinical and clinical development; regulatory review and approval in multiple jurisdictions, including by the FDA or other regulatory authorities; manufacturing supply, capacity and expertise; building of a commercial organization; and significant marketing efforts.

The success of any product candidates we may identify and develop will depend on many factors, including the following:

•	market acceptance of our ELXR and XE technologies;

•	timely completion of successful preclinical studies, including toxicology studies, biodistribution studies, pharmacology studies and other studies in animals, where applicable;

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being allowed to proceed with clinical trials under Investigational New Drug applications, or INDs, Clinical Trial Notifications, or CTNs, or other comparable foreign applications for our planned clinical trials for any product candidates we may develop;

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successful enrollment and completion of clinical trials, including in compliance with the FDA’s good clinical practices, or GCPs, good laboratory practices, or GLPs, and any additional regulatory requirements from foreign regulatory authorities;

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positive results from any clinical trials that support a finding by applicable regulatory authorities of safety, purity, potency, effectiveness, and an acceptable risk-benefit profile in the intended populations;

•	receipt of regulatory approvals from applicable regulatory authorities;

•	establishment of arrangements through our own facilities or with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

•	establishment, maintenance, defense, and enforcement of patent, trademark, trade secret, and other intellectual property protection or regulatory exclusivity for any product candidates we may develop;

•	commercial launch of any product candidates we may develop, if approved, whether alone or in collaboration with others;

•	acceptance of any benefits and use of our product candidates we may develop, including method of administration, if and when approved, by patients, the medical community, and third-party payors;

•	effective competition with other therapies;

•	sufficiency of our financial and other resources;

•	maintenance of a continued acceptable safety, tolerability, and efficacy profile of any product candidates we may develop following approval; and

•	establishment and maintenance of healthcare coverage and adequate reimbursement by payors.

If we do not successfully achieve one or more of these activities in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize any product candidates we may develop, which would materially harm our business. If we do not receive regulatory approvals for any product candidates, we may not be able to continue our operations.

Genetic medicine, and epigenetic modification in particular, are novel concepts that are not yet clinically validated for human therapeutic use. The approach we are taking to discover and develop novel therapeutics using our ELXR and XE technologies is unproven and may never lead to marketable products.

We are focused on developing engineered genetic medicines utilizing our proprietary technologies, ELXR and XE, which are new and unproven. ELXR and XE, which we have developed and are utilizing in our research and discovery programs, have not yet been clinically tested. The scientific evidence to support the feasibility of selection of targets and development of product candidates based on genetic modification technologies is both preliminary and limited. Successful development of product candidates will require us to safely deliver product candidates using ELXR and XE into target cells, optimize the efficiency and specificity of such product candidates and ensure the therapeutic selectivity of such product candidates. We may need to address other safety issues as well, and to demonstrate the potential value of these product candidates, and, in some cases, we may need to achieve these goals with a single administration and demonstrate a permanent correction. There can be no assurance that ELXR and XE will achieve these goals, lead to the development of genetic medicine, or be successful in addressing any or all of these challenges. Additionally, while we currently expect to use lipid nanoparticles, or LNPs, for delivery of our ELXR- and XE-based product candidates, the LNPs we expect to utilize will need to be evaluated as part of the clinical trials of our investigational product candidates.

Our future success is highly dependent on the successful development of our genetic modification technologies, delivery methods, and therapeutic applications of such technologies. We may decide to alter or abandon our initial research and discovery programs as new data become available and as we gain experience in developing gene editing and genetic modification therapeutics. We cannot be sure that our technologies will yield products that are safe, potent, effective, scalable, or profitable in any indication we pursue. Adverse developments in the clinical development efforts of other gene editing and genetic modification technology companies could adversely affect our efforts or the perception of any product candidates we may develop by both investors and regulatory authorities.

Similarly, other gene editing approaches may be determined to be more attractive than our technologies. Moreover, if we decide to develop genetic modification technologies outside of ELXR and XE, we cannot be certain that such technologies will be successful or compete with other existing technologies. Any of these factors could reduce or eliminate our commercial opportunity and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Adverse public perception of gene editing or gene modification may negatively impact regulatory approval of, and/or demand for, our product candidates.

Certain of our product candidates, in particular those using our XE technology, involve editing the human genome and making permanent changes. The potential clinical and commercial success of our product candidates will depend in part on public understanding and acceptance of the use of gene editing therapy for the prevention or treatment of human diseases. Public perception and related media coverage relating to the adoption of new therapeutics or novel approaches to treatment, as well as ethical concerns related specifically to gene editing, may adversely influence the willingness of subjects to participate in clinical trials, or, if any product candidate is approved, of physicians and patients to accept these treatments. Adverse events may occur in our preclinical studies or clinical trials or those of our competitors or of academic researchers utilizing gene modification technologies, even if not ultimately attributable to product candidates we may identify and develop, and negative publicity could result in increased governmental regulation, unfavorable public perception, potential delays in the testing or approval of product candidates we may identify and develop, stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any such product candidates.

Physicians, healthcare providers, and third-party payors often are slow to adopt new products, technologies, and treatment practices, particularly those that may also require additional upfront costs and training. Physicians may not be willing to undergo training to adopt these novel therapies, may decide the particular therapy is too complex or potentially risky to adopt without appropriate training, and may choose not to administer the therapy. Furthermore, due to health conditions, genetic profile, or other reasons, certain patients may not be candidates for the therapies. In addition, responses by federal and state agencies, Congressional committees, and foreign governments to negative public perception, ethical concerns, or financial considerations may result in new legislation, regulations, or medical standards that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval, or otherwise achieve profitability. New government requirements may be established that could delay or prevent regulatory approval of any product candidates we may develop. It is impossible to predict whether legislative changes will be enacted, regulations, policies or guidance changed, or interpretations by agencies or courts changed, or what the impact of such changes, if any, may be. Based on these and other factors, healthcare providers and payors may decide that the benefits of these new therapies do not or will not outweigh their costs.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome, and we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for our product candidates, and the regulatory landscape that will govern our product candidates is uncertain.

The time required to obtain approval for any of our product candidates from the FDA or other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. Clinical trials, if any, may fail to demonstrate that our product candidates are safe, pure, potent, or effective for their intended uses. Even if initial clinical trials or animal studies in any of our product candidates we may develop are successful, such product candidates may fail to show the desired quality, safety, or efficacy in later stages of clinical development despite having successfully advanced through preclinical studies and initial clinical trials. There is a high failure rate for biologics proceeding through clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and regulatory authorities may not agree with the conclusions we draw from our preclinical studies and clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials.

Further, we or our collaborators may experience delays in initiating or completing clinical trials. We or our collaborators also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive regulatory approval or commercialize our clinical product candidates or any product candidates, including:

•	the FDA, Australian TGA, or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

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delays or failure to obtain regulatory allowance or approval to initiate our clinical trials, as well as delays or failures to obtain any necessary approvals from institutional review boards, or IRBs, or ethics committees at clinical sites;

•	delays, suspension, or termination of our clinical trials by regulatory authorities, IRBs, or ethics committees;

•	modification of clinical trial protocols;

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delays or failures in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites, as well as possible future breaches of such agreements;

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	failure to manufacture sufficient quantities of our product candidates for use in our clinical trials;

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failure by third parties, including contract development and manufacturing organizations, or CDMOs, CROs, and clinical trial sites to comply with regulatory requirements or trial protocols, or meet their contractual obligations to us in a timely manner, or at all;

•	subjects experiencing unexpected treatment-related severe or serious adverse events;

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imposition of a temporary or permanent clinical hold for safety or other reasons, such as a result of a new safety finding in a clinical trial on a similar product by one of our competitors, that presents unreasonable risk to clinical trial participants;

•	changes in regulatory requirements and/or guidance that require amending or submitting new clinical trial protocols;

•	changes in the standard of care on which we developed our clinical development plan, which may require us to conduct new or additional trials;

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the number of subjects required for clinical trials of any product candidates being larger than we anticipate, subjects failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up;

•	patients choosing an alternative product for the indications for which we are developing our product candidates, or participating in competing clinical trials;

•	the cost of clinical trials of our product candidates being greater than we anticipated;

•	insufficient funding to continue clinical trials with our product candidates;

•	the emergence of unforeseen safety issues or undesirable side effects;

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clinical trials of product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of our product candidates;

•	selection of clinical trial endpoints that require prolonged periods of observations or extended analysis of the resulting data;

•	inability to establish clinical trial endpoints that applicable regulatory authorities consider clinically meaningful;

•	results or reports from testing conducted by our competitors or others may raise safety or efficacy concerns about our programs; and

•	interruptions, delays, or staffing shortages resulting from public health crises.

Clinical trials must be conducted in accordance with the FDA’s, Australian TGA’s and/or other applicable regulatory authorities’ legal requirements, and remain subject to oversight by these governmental authorities and ethics committees at the medical institutions where such clinical trials are conducted. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to regulators or to committees for reexamination, which may impact the costs, timing or successful completion of a clinical trial. In addition, regulatory agencies may require extended follow-up observation periods of patients who receive treatment using gene editing products such as the FDA’s recommended 15-year follow-up observation period for such patients, which will require us to adopt such observation periods for any product candidates we develop if required by the relevant regulatory agencies, which could vary by country or region.

Further, conducting clinical trials in foreign countries, as we plan to do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

Moreover, principal investigators for our future clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any resulting delays to our clinical trials could shorten any period during which we may have the exclusive right to commercialize our product candidates. In such cases, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition, and prospects.

If our product candidates or any licensed products do not achieve development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and our business will be harmed.

We have estimated, and may in the future estimate, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory, and other product development objectives. These milestones have included and may include our expectations regarding the commencement or completion of clinical trials, data readouts, the submission of regulatory filings, the receipt of regulatory approval, or the realization of other commercialization objectives. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we or our collaborators fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, our credibility may be undermined, our business and results of operations may be harmed, and the trading price of our common stock may decline.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our clinical development activities and our receipt of necessary regulatory approvals could be delayed or prevented.

Patient enrollment is a significant factor in the timing and completion of clinical trials, and the timing of our clinical trials will depend, in part, on the speed at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. We or our collaborators may not be able to conduct clinical trials for any product candidates we identify or develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other comparable regulatory authorities outside the United States, or as needed to provide appropriate statistical power for a given trial. If patients are unwilling to participate in our gene editing trials because of negative publicity from adverse events related to the biotechnology, gene therapy, or gene editing fields, competitive clinical trials for similar patient populations, clinical trials in competing products, or for other reasons, the timeline for recruiting patients, conducting studies and trials, and obtaining regulatory approval of any product candidates we may develop may be delayed. Moreover, some of our competitors currently and may in the future have ongoing clinical trials for product candidates that treat the same indications as the product candidates we are developing and may develop in the future, and patients who would otherwise be eligible for our clinical trials may instead choose to enroll in clinical trials of our competitors’ product candidates. Furthermore, risks related to patient enrollment are heightened in longer clinical trials.

Clinical trial patient enrollment is also affected by other factors, including:

•	severity of the disease under investigation;

•	size of the patient population and process for identifying patients;

•	design of the trial protocol;

•	availability and efficacy of approved medications for the disease under investigation;

•	availability of genetic testing for potential patients;

•	ability to obtain and maintain patient informed consent;

•	risk that enrolled patients will drop out before completion of the trial;

•	eligibility and exclusion criteria for the trial in question;

•	perceived risks and benefits of the product candidate under trial;

•	perceived risks and benefits of gene editing or gene modification as a therapeutic approach;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

In addition, our ability to successfully initiate, enroll, and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

•	difficulty in establishing or managing relationships with CROs and physicians;

•	different standards for the conduct of clinical trials;

•	different standard-of-care for patients with a particular disease;

•	difficulty in locating qualified local consultants, physicians, and partners; and

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potential burden of complying with a variety of foreign laws, medical standards, and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment of gene editing technologies.

Enrollment delays in our clinical trials may result in increased development costs for any product candidates we may develop, which would cause the value of our company to decline and limit our ability to obtain additional financing. If we or our collaborators have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit, or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business, financial condition, results of operations, and prospects.

The field of genetic medicines is relatively new and is evolving rapidly, making us subject to additional development challenges and risks. We are focusing our research and development efforts on genetic modification using our ELXR and XE technologies, but other technologies may be discovered that provide significant advantages, which could materially harm our business.

To date, we have focused our efforts on developing engineered CRISPR-based medicines through our proprietary technologies, ELXR and XE. However, there are numerous other companies advancing gene editing and gene therapy product candidates that are in preclinical or clinical development. Some of these other companies have previously undertaken research and development of gene editing technologies using other forms of CRISPR protein, or other forms such as base editing, zinc finger nucleases, engineered meganucleases, and transcription activator-like effector nucleases, and at least one of these companies has obtained regulatory approval for a product candidate. There can be no certainty that our technologies will lead to the development of genetic medicines or that other genetic modification technologies will not be considered better or more attractive for the development of therapies. For example, transposons, or “jumping genes,” can insert themselves into different places in the genome and carry specific DNA sequences to specific sites without the need for making double-stranded breaks in DNA, although such methods currently cannot target specific locations.

Other new gene editing technologies that have not been discovered yet may be determined to be more attractive than ELXR, XE, or other technologies we develop. Moreover, if we decide to develop CRISPR-based technologies other than ELXR or XE, we cannot be certain we will be able to secure patents or obtain licensing rights to such technologies. Although two of our co-founders who currently provide consulting and advisory services to us in the area of gene editing technologies have entered into agreements with us pursuant to which they assign to us any inventions with respect to the services they perform for us, such obligations are subject to limitations and do not extend to their work in other fields or to the intellectual property arising from their employment with their respective academic and research institutions. To obtain intellectual property rights assigned by these co-founders to such institutions, such as the University of California, Berkeley, we would need to enter into license agreements with such institutions, which may not be available on commercially reasonable terms or at all. In addition, other companies may use certain technologies to develop product candidates in areas they believe are not covered under our foundational licensed issued patents, patent applications or know-how. There are also a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we have research programs, using approaches other than gene editing approaches. Any of these factors could reduce or eliminate our commercial opportunity, and could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Moreover, because the in vivo application of ELXR and XE may involve genetic modification across multiple cell and tissue types, we are subject to many of the challenges and risks that other gene editing therapeutics and gene therapies face, including evolving regulatory guidance governing gene and gene editing therapy products, the potential risk of improper modulation of a gene sequence, and extended follow-up observation periods that may be required by regulatory agencies.

The durability of epigenetic modulation may not translate from preclinical models to humans

Our epigenetic silencing platform is designed to achieve durable modulation of gene expression without permanently altering DNA. While we and others have observed the sustained maintenance from mother cell to daughter cell of targeted epigenetic silencing effects in cell models, mouse models and NHP studies, the durability of such effects in humans has not yet been established and may differ materially from preclinical observations.

Epigenetic modifications are regulated by complex and dynamic cellular processes that may vary across species, tissues, disease states, and individual patients. As a result, epigenetic repression achieved in preclinical models may diminish over time in humans due to endogenous chromatin remodeling, cellular turnover, or other regulatory mechanisms, potentially requiring re-dosing or resulting in a transient therapeutic benefit.

While we have demonstrated two years of durability in NHPs to date, durable epigenetic silencing over multi-year time horizons has not been conclusively demonstrated in human clinical studies for our programs or similar approaches. If epigenetic effects in humans are less durable than anticipated, our product candidates may fail to achieve their intended clinical profile, may require additional dosing, or may be less competitive relative to alternative therapeutic approaches, any of which could adversely affect our business, prospects, and results of operations.

Any favorable results we may have in our preclinical studies or clinical trials may not be predictive of results that may be observed in later preclinical studies or clinical trials. If any of our product candidates cause serious adverse events, undesirable side effects, or unexpected characteristics, such results could delay or prevent regulatory approval, limit the commercial potential, or result in significant negative consequences following any potential regulatory approval of such product candidates.

We are developing certain proprietary technologies to support our product candidates. This has and will continue to lead to significant challenges to develop a corresponding set of technical capabilities in support of these technologies. A variety of serious adverse events, undesirable side effects or unexpected characteristics may occur. Such events, side effects or characteristics could delay or prevent regulatory approval, limit the commercial potential, or result in significant negative consequences following any potential regulatory approval of any product candidates we may develop. In addition, ELXR, XE, or any other technologies that we develop may lead to other issues, such as inability to deliver the desired efficacy or safety-related consequences, as it is tested in clinical trials.

Any favorable results we may have in our preclinical studies or clinical trials we conduct may not be predictive of results that may be observed in later preclinical studies or clinical trials. Furthermore, we have not generated any clinical trial results to date. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates. Many product candidates that initially showed promise in early-stage testing for treating a variety of diseases have later been found to lack efficacy or to cause side effects that prevented further clinical development of the product candidates.

There have been a limited number of clinical trials involving the use of genetic modification technologies. It is impossible to predict when or if any product candidates we may develop will demonstrate adequate safety in humans. In the genetic therapy field more broadly, there have been several significant adverse events related to gene therapy in the past, including both the impact of the technology and the delivery methods used to convey the gene therapy technology. These include a variety of safety concerns, including reported cases of leukemia, other cancers, significant morbidities, and death. We currently utilize LNPs for delivery of our ELXR- and XE-based product candidates. Adverse events that could occur with this delivery method include, among others, liver toxicity and/or enzyme elevation, which could limit the effectiveness of the treatment. The occurrence of these events could trigger review and/or monitoring of trial data by a clinical data safety monitoring board or safety review committee, and/or reporting to regulatory agencies such as the FDA, which could result in reviews, delays, pauses, or halts in dosing or enrollment, or require modifications to the clinical trial design. Such actions, in turn, may adversely affect our business, financial condition, results of operations, and prospects. There can be no assurance that technologies such as ELXR and XE or the delivery methods we are using or plan to use will not cause such undesirable side effects.

We cannot be sure that any targets identified or any of our planned delivery methods will not result in adverse effects in the long-term, such as improper editing of a patient’s DNA that leads to lymphoma, leukemia, other cancers, or other aberrantly functioning cells or other as yet unidentified findings. Many times, side effects manifest or are only detectable after investigational products are tested in larger scale, pivotal clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. FDA guidance advises that patients treated with genome editing products undergo long-term follow-up observation for identification of potential adverse events for as long as 15 years. If additional clinical or long-term follow-up experience indicates that any of our potential product candidates have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited. It is also possible that serious or life-threatening side effects may cause significant delay or altered perception of any product candidates we may develop, even if we are able to later show these effects are unrelated to our product candidates. Any adverse events may cause us to delay, limit, or terminate other planned clinical trials, including any that use a similar delivery method or those that use similar aspects of ELXR or XE, any of which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

A significant risk in any gene editing product candidate is the result of “off-target” edits in the case of genome editing and transcriptional changes in the case of epigenetic changes. Off-target changes outside the intended site of gene modification, or unintended consequences of on- and off-target modification may occur, which could cause serious adverse events, undesirable side effects, or unexpected characteristics. Although we engineered ELXR and XE to reduce the risk of off-target edits, we have not yet conducted clinical trials with potential product candidates for both ELXR and XE, so it is possible that we will detect off-target edits or other unintended consequences of on- or off-target modifications. Current information is limited and we cannot be certain that any product candidates we identified or may identify and develop will not cause off-target editing or that other unintended consequences of on- or off-target editing will not occur and cause serious adverse events in any of our future clinical trials. During clinical development, regulators may require, or we may determine to include, nonclinical studies of off-target gene expression in additional human cell types if warranted by biodistribution findings, observations of on-target treatment-dependent methylation in extrahepatic cells or tissues in future studies, or evolving regulatory expectations. Furthermore, the lack of observed serious side effects in any preclinical studies does not guarantee that such side effects will not occur in human clinical trials of any potential product candidates, which would adversely impact our development programs and business.

There is also the potential risk of delayed adverse events following exposure to genetic modification due to other components of product candidates used to carry the genetic material. These risks also apply to “on-target” mis-edits or modifications that are not intended but occur at the target site of gene correction, which might also have all of the above consequences, as well as future unforeseen adverse effects.

Although we have demonstrated the ability to engineer technologies that are designed to improve the specificity of edits in a laboratory setting, we cannot be sure that our engineering efforts will result in the same changes or improvements in a clinical setting or will not lead to adverse effects. We also cannot be sure that any of our planned delivery methods will not result in adverse effects such as improper editing of a patient’s DNA that leads to lymphoma, leukemia, other cancers, or other aberrantly functioning cells or other as yet unidentified findings. It is also possible that our technologies will result in significant immunogenicity that may lead to adverse effects and could also prevent any chance of reapplication of a delivery method, or gene editing method in the future, if needed.

If STX-1150, STX-1200, STX-1400, or any of our future product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result.

If any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a Risk Evaluation and Mitigation Strategy, or REMS, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to healthcare practitioners, patient education, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. In addition to adopting a REMS, we may also be required to adopt or engage in similar actions, such as patient education, certification of healthcare professionals, or specific monitoring, if we or others later identify undesirable side effects caused by any product candidate that we develop. Other potentially significant negative consequences associated with adverse events include:

•	we may be required to suspend marketing of a product, or we may decide to remove such product from the marketplace;

•	regulatory authorities may withdraw or limit their approvals of a product;

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regulatory authorities may require additional warnings in the labeling or limit access of a product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of a product for patients, or to conduct post-marketing studies;

•	we may be required to change the way a product is administered;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients;

•	a product may become less competitive; and

•	our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of our product candidates, if approved by the FDA or other comparable foreign regulatory authorities.

Data from our preclinical studies or preliminary, interim, or topline data from our clinical trials that we announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose data from our completed preclinical studies or preliminary, interim, or topline data from prespecified analyses from our preclinical studies and clinical trials. Such data are based on analyses of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, topline, preliminary, or interim results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available.

Data from interim analyses from clinical trials that we may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between topline, preliminary, or interim data and final data could significantly harm our business prospects. Further, disclosure of such data by us or by our competitors could result in volatility in the price of our common stock.

In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the topline, preliminary, or interim data that we report differ from final results, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects, or financial condition.

If we or any contract manufacturers and suppliers we engage fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and any contract manufacturers and suppliers we engage are subject to numerous federal, state, and local environmental, health, and safety laws, regulations, and permitting requirements, including those governing laboratory procedures; the generation, handling, use, storage, treatment, and disposal of hazardous and regulated materials and wastes; the emission and discharge of hazardous materials into the ground, air, and water; and employee health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals, biological, and radioactive materials. Our operations also produce hazardous waste. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Under certain environmental laws, we could be held responsible for costs relating to any contamination at our current or past facilities and at third-party facilities. We also could incur significant costs associated with civil or criminal fines and penalties.

Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our research and product development efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws, regulations, and permitting requirements. These current or future laws, regulations, and permitting requirements may impair our research, development, or production efforts. Failure to comply with these laws, regulations, and permitting requirements also may result in substantial fines, penalties, or other sanctions or business disruption, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any third-party contract manufacturers and suppliers we engage will also be subject to these and other environmental, health, and safety laws and regulations. Liabilities they incur pursuant to these laws and regulations could result in significant costs or an interruption in operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Genetic medicines are novel, and any product candidates we develop may be complex and difficult to manufacture. We could experience delays in satisfying regulatory authorities or production problems that result in delays in our development or commercialization programs, limit the supply of our product candidates we may develop, or otherwise harm our business.

Any product candidates we may develop will likely require processing steps that are more complex than those required for most chemical pharmaceuticals. Moreover, unlike chemical pharmaceuticals, the physical and chemical properties of a biologic such as the product candidates we intend to develop generally cannot be fully characterized. As a result, assays of the finished product candidate may not be sufficient to ensure that the product candidate will perform in the intended manner. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims, insufficient inventory, or potentially delay progression of our potential IND or BLA submissions. If we successfully develop product candidates, we may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA or other comparable applicable foreign standards or specifications with consistent and acceptable production yields and costs. Our current product candidate and programs utilize LNPs for their delivery modalities, which introduces additional complexities in the manufacturing process.

In addition, if any product is approved, the FDA or other regulatory authorities may require us to submit samples of any lot of such approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition, results of operations, and prospects. We also may encounter problems hiring and retaining the experienced scientific, quality control, and manufacturing personnel needed to manage our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements. The scientific evidence to support the feasibility of developing product candidates based on this technology is both preliminary and limited, and has yet to be produced at scale.

Given the nature of biologics manufacturing, there is a risk of contamination during manufacturing. Any contamination could materially harm our ability to produce product candidates on schedule and could harm our results of operations and cause reputational damage. Some of the raw materials that we anticipate will be required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall, or restriction on the use of biologically derived substances in the manufacture of any product candidates we may develop could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially harm our development timelines and our business, financial condition, results of operations, and prospects.

Any problems in our manufacturing process or the facilities with which we contract could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in third-party manufacturing processes or facilities also could restrict our ability to ensure sufficient clinical material for any clinical trials we may be conducting or are planning to conduct and meet market demand for any product candidates we develop and commercialize.

If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product we may develop, we may not be successful in commercializing those products if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sales, marketing, or distribution of any product candidates. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to sell, or participate in sales activities with collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, factors that may inhibit our efforts to commercialize any approved product candidates include:

•	the inability to recruit and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs, and other support personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of decision makers to utilize any future approved product candidates;

•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;

•	the inability to price our product candidates at a sufficient price point to ensure an adequate and attractive level of profitability;

•	restricted or closed distribution channels that make it difficult to distribute our product candidates to segments of the patient population;

•	the lack of complementary product candidates to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product candidate lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If the commercial launch of a product candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our commercialization personnel.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our sales revenue or the profitability of sales revenue may be lower than if we were to market and sell any product candidates we may develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to commercialize our product candidates or may be unable to do so on terms that are favorable to us. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates if approved.

Due to the novel nature of our technologies and the potential for any product candidates we may develop to offer therapeutic benefit in a single administration or limited number of administrations, we face uncertainty related to pricing and reimbursement for these product candidates.

We expect the cost of a single administration of genetic medicines, such as those we are seeking to develop, to be substantial, when and if they achieve regulatory approval. We expect that coverage and reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of any such product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of any product candidates we may develop will be paid by government authorities, private health plans, and other third-party payors. Payors may not be willing to pay high prices for a single administration. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective, and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical, and cost-effectiveness data. There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize any product candidates we may develop. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

Moreover, the downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new product candidates such as ours. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell any product candidates we may develop will be harmed.

Risks related to our reliance on third parties

We have entered, and may in the future seek to enter, into collaborations with third parties for the development and commercialization of programs and product candidates using our technologies. If we fail to enter into such collaborations, or such collaborations are not successful, we may not be able to capitalize on the market potential of our ELXR and XE technologies and resulting product candidates.

We currently are parties to collaboration agreements with Sanofi and Lilly, and we may in the future seek additional third-party collaborators for research, development, and commercialization of other therapeutic technologies or product candidates. Biopharmaceutical companies are our prior and likely future collaborators for any marketing, distribution, development, licensing, or broader collaboration arrangements. With respect to our existing collaboration agreements, and what we expect will be the case with any future collaboration agreements, we have and would expect to have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Moreover, our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our technology currently pose, and will continue to pose, the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations and may not perform their obligations as expected;

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collaborators may de-emphasize or not pursue development and commercialization of any product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus, including as a result of a sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with any product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product, if approved, relative to other products;

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collaborators may not properly obtain, maintain, defend, or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or, if approved, commercialization of any product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or, if approved, commercialization of the applicable product candidates;

•	collaboration agreements may not lead to development or, if approved, commercialization of product candidates in the most efficient manner or at all; and

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if a future collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or, if approved, commercialization program could be delayed, diminished or terminated.

If our collaborations do not result in the successful development and commercialization of product candidates, or if one or more of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under such collaboration. Furthermore, even if we receive such payments, they will likely result in payment obligations under license agreements with our licensors, which could be substantial. If we do not receive the funding we expect under these collaboration agreements, or if the funding is substantially offset by payment obligations to our licensors, our development of product candidates could be delayed, and we may need additional resources to develop product candidates. In addition, if one or more of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected.

As a result of the foregoing, our current and any future collaboration agreements may not lead to development or commercialization of our product candidates in the most efficient manner or at all.

Moreover, if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished, or terminated. Any failure to successfully develop or commercialize our product candidates pursuant to our current or any future collaboration agreements could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail to successfully research, develop, and commercialize as required to achieve the milestone, royalty, and other payments in our collaboration and license agreements, we will not receive any milestone or royalty payments under such agreements.

Certain of our collaboration and license agreements include substantial milestone and royalty payments in the event we achieve specified development, regulatory, and commercial targets. If we fail to successfully research, develop, and commercialize as required to achieve those milestone and royalty payments, we will not be entitled to such payments. Further, certain of our agreements, such as our 2023 Sanofi License Agreement (as defined herein), provide for nomination, selection, development, regulatory, and/or commercial milestone payments on a per licensed target or licensed product basis. If any of such licensed targets fail to develop into a licensed product, we will not receive certain of such milestone payments and will fail to realize the full economic value under such agreements. In certain cases, our counterparties may also terminate the agreements if we fail to achieve specified milestones, or may otherwise terminate in their sole discretion regardless of the performance of our platform and products. In many instances, our receipt of milestone or royalty payments depends on the performance of our counterparties and we have little, if any, control regarding whether such targets are achieved. In addition to other adverse effects on our business that may result from unsuccessful research and product candidates, any failure to achieve milestones under our current, or future, collaboration and license agreements may have a material adverse effect on our business, financial condition, results of operations, and prospects.

If conflicts arise between us and our collaborators, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators may develop, either alone or with others, products in related fields that are competitive with the product candidates we may develop that are the subject of these collaborations with us. Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of partner support for any product candidates we may develop.

Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, prevent us from obtaining timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the collaboration efforts, including development, delivery, manufacturing and commercialization of products. Any of these developments could harm our company and product development efforts.

We expect to rely on third parties to conduct our clinical trials and some aspects of our research, as well as some aspects of our delivery methods, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

We currently, and expect to continue to, rely on third parties, such as CROs, clinical data management organizations, medical institutions, preclinical laboratories, and clinical investigators, to conduct some aspects of our research. For example, we rely on Acuitas Therapeutics, Inc., or Acuitas, to supply LNPs pursuant to our development and option agreement with them and on various third parties to conduct some of our preclinical animal experiments. Any of these third parties may terminate their engagements with us at any time under certain criteria. If we need to enter into alternative arrangements, it may delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and other regulatory authorities require us and the study sites and investigators we work with to comply with regulations and standards, commonly referred to as GLPs, cGMPs, and GCPs, for conducting, recording and reporting the results of preclinical studies and clinical trials to assure, amongst other things, that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce GCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of our CROs, CDMOs, or trial sites fail to comply with applicable GLP, cGMPs, GCP, or other regulatory requirements, the data generated in our preclinical studies or clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional studies or trials before approving our marketing applications, if ever. Failure to comply with these regulations may require us to repeat preclinical studies or clinical trials, which would delay the regulatory approval process.

Although we intend to design the clinical trials for our potential product candidates, CROs will conduct some or all aspects of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct preclinical studies and future clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Among other reasons that may delay or impact the development of our potential product candidates, outside parties may:

•	have staffing difficulties;

•	fail to comply with contractual obligations;

•	experience regulatory compliance issues;

•	undergo changes in priorities or become financially distressed; and

•	form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs and other third parties do not perform such preclinical studies and future clinical trials in a satisfactory manner, breach their obligations to us, or fail to comply with regulatory requirements, the development, regulatory approval, and commercialization of our potential product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our potential product candidates, or our development programs may be materially and irreversibly harmed.

In addition, our CROs have the right to terminate their agreements with us in the event of an uncured material breach and under other specified circumstances. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms or at all. Switching or adding additional CROs, investigators, and other third parties involves additional costs and requires our management’s time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we work to carefully manage our relationships with our CROs, investigators, and other third parties, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

If we are unable to rely on preclinical and clinical data collected by our CROs and other third parties, we could be required to repeat, extend the duration of or increase the size of any preclinical studies or clinical trials we conduct and this could significantly delay commercialization and require greater expenditures.

We may also expect to rely on other third parties to store and distribute drug supplies for our future clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our therapies, producing additional losses and depriving us of potential product revenue.

We rely on third-party manufacturers and suppliers to supply components for ELXR, XE, and other technologies we develop. The loss of our third-party manufacturers or suppliers, or our or their failure to comply with applicable regulatory requirements or to supply sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.

We do not own or operate facilities for drug manufacturing, storage, distribution, or quality testing. We currently rely, and may continue to rely, on CDMOs, including in the United States, to manufacture bulk drug substances, drug products, raw materials, samples, components, or other materials and reports. Reliance on CDMOs may expose us to different risks than if we were to manufacture product candidates ourselves. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, or terminated, be of satisfactory quality, or continue to be available at acceptable prices. In particular, any replacement of our CDMOs could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and other foreign regulatory authority review. We, and our suppliers and manufacturers, must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory requirements, such as Current Good Manufacturing Practices, or cGMPs. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the FDA and other foreign regulatory authorities. If our contract manufacturers are unable to maintain a compliance status acceptable to the FDA and other foreign regulatory authorities, our product candidates may not be approved. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, we may not be able to rely on their manufacturing facilities for the manufacture of components of any product candidates. Moreover, although we do not control the manufacturing process at our contract manufacturers and are completely dependent on them for compliance with current regulatory requirements, we are nonetheless responsible for ensuring that any product candidates are manufactured in accordance with applicable laws and regulatory requirements. In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture any product candidates may be unique or proprietary to the original contract manufacturer and we may have difficulty transferring the manufacturing of any product candidates to another third party. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to enable us, or to have another third party, manufacture any product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines, and we may be required to repeat some of the development program. Any delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget. In addition, we may not be able to demonstrate sufficient comparability between products manufactured at different facilities to allow for inclusion of the clinical results from participants treated with products from these different facilities, in our product registrations.

We expect to continue to rely on CDMOs if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. Any manufacturing facilities used to produce any product candidates will be subject to periodic review and inspection by the FDA and other foreign regulatory authorities, including for continued compliance with cGMP requirements, quality control, quality assurance and corresponding maintenance of records and documents. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize any product candidates, if approved. Our or a third party’s failure to execute on our manufacturing requirements, to comply with cGMPs, or to maintain a compliance status acceptable to the FDA or other foreign regulatory authorities could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, if any, for product candidates;

•	loss of the cooperation of future collaborators;

•	subjecting third-party manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of any product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

In addition, we do not have any long-term commitments or supply agreements with any third-party manufacturers. We may be unable to establish any long-term supply agreements with third-party manufacturers or to do so on acceptable terms, which increases the risk of failing to timely obtain sufficient quantities of our product candidates or such quantities at an acceptable cost. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•	breach of the manufacturing agreement by the third party;

•	tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, import or export licensing requirements, trade embargoes, sanctions (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury), other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), and protectionist or retaliatory measures taken by the United States or other countries;

•	failure to manufacture our product candidates according to our specifications;

•	failure to manufacture our product according to our schedule or at all;

•	misappropriation of our proprietary information, including our trade secrets and know-how; and

•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Additionally, our contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our contract manufacturers were to encounter any of these difficulties, our ability to provide any product candidates to patients in preclinical and clinical trials, or to provide products for treatment of patients, if approved and commercialized, would be jeopardized.

We expect to depend on single-source suppliers for some of the components and materials used in our product candidates.

We expect to depend on single-source suppliers for some of the components and materials used in any future product candidate we develop. We cannot ensure that these suppliers or service providers will remain in business, have sufficient capacity or supply to meet our needs or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components, key processes, and finished goods exposes us to several risks, including disruptions in supply, price increases, or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sales. Establishing additional or replacement suppliers for these components, materials, and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions, which would damage our business, financial condition, results of operations, and prospects.

If we have to switch to a replacement supplier, the manufacture and delivery of any product candidates we may develop could be interrupted for an extended period, which could adversely affect our business. Establishing additional or replacement suppliers, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delays. While we seek to maintain adequate inventory of the single source components and materials used in our products, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand for our product candidates.

Risks related to our business and operations

Our future performance depends on our ability to retain our President and Chief Executive Officer, other key executives, and other key employees and to attract, retain, and motivate qualified personnel and manage our human capital.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries largely depends upon our ability to attract, motivate and retain highly qualified managerial, scientific, and medical personnel. We are highly dependent on the scientific and management expertise of Dr. Oakes, our President and Chief Executive Officer and the other members of our management team and other key employees and advisors. We currently do not maintain key person insurance on these individuals.

The loss of one or more members of our management team or other key employees or advisors could delay our research and development programs and have a material adverse effect on our business, financial condition, results of operations, and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel, because of the highly technical nature of gene editing and epigenetic modification technologies and of our product candidates, and the specialized nature of the regulatory approval process. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty.

We primarily conduct our operations at our facility in Alameda, California. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market, and nationally, is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. We also face competition for personnel from other companies, universities, public and private research institutions, government entities, and other organizations. Our future performance will depend in large part on our continued ability to attract and retain highly qualified scientific, technical, and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation, and commercialization. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover and develop product candidates will be limited, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our relationships with our co-founders may create the appearance of conflicts of interest.

Two of our co-founders, Dr. Doudna and Dr. Savage, are pioneers in CRISPR-based genome editing technology and were key contributors to our founding. While we do not rely on Dr. Doudna and Dr. Savage for our day-to-day operations and they are not currently employed by us, we do continue to consult with them as appropriate on strategic matters. However, each of Dr. Doudna and Dr. Savage may be engaged by entities other than us, and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us, as well as other third-party advisors and consultants.

Following this offering and the concurrent private placement, Dr. Doudna and Dr. Savage will continue to serve on our Scientific Advisory Board and as our paid consultants. Dr. Doudna and Dr. Savage’s existing positions at UCB could result in, or may create the appearance of, conflicts of interest related to our license of intellectual property rights from UCB and other contractual relationships we may enter into from time to time. Additionally, Dr. Doudna is a co-founder of the gene editing companies Azalea Therapeutics, Caribou Biosciences, Inc., or Caribou, Editas Medicine, Inc., Evercrisp Biosciences, or Evercrisp, Intellia Therapeutics Inc., or Intellia, and Mammoth Biosciences, Inc., or Mammoth. Dr. Doudna also continues to serve as a scientific advisory board member of Caribou, Evercrisp, Intellia, and Mammoth. While our agreements with Dr. Doudna and Dr. Savage include (i) confidentiality obligations, (ii) a certification that they will not enter into obligations that would preclude them from complying with the terms of these agreements, and (iii) a notification requirement to us if any potential conflict arises, including due to commencement of a new employment, consulting or business relationship or a change in the business interests of other entities which such person advises, these other relationships could still result in, or may create the appearance of, conflicts of interest to the extent we may be seen as competitors. We do not maintain a separate conflict of interest policy, but pursuant to the terms of our agreements with Dr. Doudna and Dr. Savage, in the event any conflict arises as a result of these agreements, we have the right to modify either agreement in writing. Further, if there is a conflict between these agreements and the terms of the Howard Hughes Medical Institute Uniform Consulting Agreement Provisions that each of Dr. Doudna and Dr. Savage are party to, or the Uniform Provisions, the Uniform Provisions shall govern.

We expect to significantly expand our development, clinical, and regulatory capabilities and operations as we grow, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of March 31, 2026, we had 89 full-time employees. We expect to increase the number of our employees and the scope of our operations, particularly in the areas of platform development, preclinical development, clinical development, clinical operations, manufacturing, late-stage regulatory affairs, finance, accounting, business operations, public company compliance, communications, and other corporate development functions, and, if any of our product candidates receive regulatory approval, sales, marketing, and distribution capabilities. If we enter into additional collaborations, we may have to further expand our employee base beyond our current projections, which may include further preclinical research and development or later-stage regulatory operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with developing sales, marketing, and distribution infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources.

Further, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third-party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our discovery programs, preclinical development, any future clinical trials and the manufacturing of any product candidates. We cannot assure you that the services of such third-party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our third-party contract organizations, advisors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of any product candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing third-party contract organizations, advisors or consultants or find other competent outside third-party contract organizations, advisors and consultants on economically reasonable terms, or at all.

If we are not able to effectively manage growth and expand, we may not be able to successfully implement the tasks necessary to further develop our research and discovery programs or any product candidates and, accordingly, we may not achieve our research, development, and commercialization goals.

Our business depends on the efficient and uninterrupted operation of our information technology systems, and such systems and those of our third-party vendors, contractors or consultants may fail or suffer security breaches, cyberattacks, loss or leakage of data and other disruptions, which could result in a material disruption of our development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property and proprietary business data). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our information technology systems and operations to third parties, and as a result we rely on and manage a number of third-party vendors and other contractors and consultants who have access to our confidential information. We may be unable to adequately protect our information technology systems from cyberattacks, system failures or outages, and such events could compromise our ability to perform these functions in a timely manner or result in the disclosure of confidential information, which could harm our ability to conduct business, delay our financial reporting, and subject us to significant financial and legal exposure.

Despite the implementation of security measures, our information technology systems and those of our third-party vendors and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, accidents by our employees or third party service providers, natural disasters, terrorism, war, global pandemics, and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, third-party vendors, contractors, consultants, business partners and/or other third parties, including theft, fraud or unauthorized access to or use of our information technology systems, or attack or damage from hacking, cyberattacks or supply chain attacks by malicious third parties and sophisticated nation-state and nation-state-supported actors (including the deployment of harmful computer viruses and malware, ransomware, denial or degradation-of-service attacks, software bugs, phishing attacks and other social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party vendors and other contractors and consultants, or lead to data leakage. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, nor implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques (including artificial intelligence) that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. Any breach, loss or compromise of confidential information may also subject us to liability, including litigation exposure, regulatory action or investigation and civil fines and penalties. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Additionally, any integration of artificial intelligence in our or any third party’s operations, products or services is expected to pose new or unknown cybersecurity risks and challenges. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks.

We and certain of our service providers are from time to time subject to cyberattacks and security incidents. While we do not believe we have experienced any such system failure, accident or security breach to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems, or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations, or financial condition. Significant disruptions of our information technology systems or those of our third-party vendors and other contractors and consultants, or security breaches could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property or proprietary business information) and claims (including class actions) by our counterparties that we have failed to comply with legal or contractual obligations, which could result in financial, legal, business, and reputational harm to us.

We cannot assure you that our CROs, contract manufacturing organizations, or CMOs, or other third party service providers with access to our or our suppliers’, manufacturers’, and employees’ sensitive data in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security incidents or other interruptions, which could have a corresponding effect on our business, including under privacy laws and regulations or which could in turn adversely affect our business, financial condition, results of operations, and prospects. Furthermore, there can be no assurance that the limitations of liability in our contracts would be enforceable or adequate to protect us from liabilities and damage and we may not have adequate insurance coverage to cover losses, or all types of costs, expenses, and losses, we could incur with respect to security breaches or disruptions. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

We are, or may in the future be, subject to stringent and changing obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

The global data protection landscape is rapidly evolving and our data processing activities subject us to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations that govern the processing of sensitive data by us and on our behalf, and we may be subject to new or additional obligations related to data privacy and security and face increased scrutiny from regulatory authorities as our business grows. In the ordinary course of business, we process personal information and other sensitive information, including our proprietary and confidential business data, trade secrets, intellectual property, data which we expect to collect about trial participants in connection with clinical trials, and other sensitive data. Our data processing activities may subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts and other obligations that govern the processing of sensitive or confidential information by us and on our behalf, and we may be subject to new or additional data protection laws and regulations and face increased scrutiny from regulators as our business grows. The legislative and regulatory landscape for data privacy and security continues to evolve in jurisdictions worldwide, and there has been an increasing focus on these issues with the potential to affect our business.

We and our partners may be subject to federal, state, and foreign laws and regulations that govern data privacy and security. In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), comprehensive consumer privacy laws, sector-specific privacy laws, data breach notification laws, laws regarding marketing, and other similar laws governing the processing of sensitive data that we are or may in the future be required to comply with. Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing, and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), or collectively, the CCPA, imposes certain obligations on businesses that process the personal information of California residents (including employees based in California), such as the obligation to provide specific disclosures in privacy notices, and affords California residents certain rights related to their personal information, including a private right of action in the event of a data breach. Although the CCPA exempts certain personal information processed in the context of clinical trials, the CCPA could increase compliance costs and potential liability. Similar laws have been enacted in a number of other states, and we expect more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. Certain states have also adopted specific privacy and security laws and regulations which govern the privacy, processing, and protection of health-related personal information. Such laws and regulations will likely be subject to interpretation by various courts and other governmental authorities, creating potentially complex compliance issues for us and our future customers and strategic partners. In addition to government activity, privacy advocacy groups and technology and other industries continue to consider new or revised self-regulatory standards related to privacy and security that may place additional burdens on us.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For instance, the European Union’s General Data Protection Regulation, or EU GDPR, and the United Kingdom’s GDPR, or UK GDPR, together the GDPR, impose strict requirements for processing the personal data of individuals. For example, under the GDPR, government regulators may impose temporary or definitive bans on data processing, as well as fines of up to €20 million or 4% of annual global revenue, whichever is greater. Further, individuals may initiate litigation related to our processing of their personal data. Among other requirements, the GDPR (and certain other foreign jurisdictions) regulate the cross-border transfer of personal data, which could make it more difficult to transfer information across jurisdictions (such as transferring or receiving personal data that originates in the European Union, or EU, or the United Kingdom to countries such as the United States which are not considered by the EU or United Kingdom) to provide adequate protection of personal data. Case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses—a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement revised standard contractual clauses for existing arrangements within required time frames; and/or it could adversely affect our business, operations and financial condition.

Complying with these complex and often evolving privacy and security related obligations can be expensive, difficult, time consuming, and subject to inconsistent application and interpretation. Any actual or perceived failure to comply with any such obligations, whether by us, or by our CROs, CMOs, partners or other third parties with whom we work, could result in significant adverse consequences, including: investigation costs; material fines and penalties; compensatory, special, punitive, or statutory damages; litigation (including class actions) and mass arbitration demands; government enforcement actions; requirements to provide notices, credit monitoring or other services to impacted individuals; adverse actions against our licenses; bans or restrictions on processing personal information; required changes to our services, technologies, systems, or practices (or those of our partners); reputational damage; imprisonment of company officials; injunctive relief; and other consequences that could adversely affect our business, financial condition, results of operations, and prospects.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material adverse effect on our business, financial condition, results of operations, and prospects.

When we conduct clinical trials of our product candidates, if ever, we may be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, if approved, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to our reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and our resources from our business operations, substantial monetary awards to trial participants or patients, loss of revenue, the inability to commercialize any products that we may develop, and a decline in our stock price. We currently maintain general liability insurance. We may, however, need to obtain higher levels of product liability insurance for later stages of clinical development or marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with FDA or other similar foreign regulations, provide true, complete, and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. If we obtain FDA or other regulatory approval of any product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws will likely increase. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing, and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material adverse effect on our business, financial condition, results of operations, and prospects, including the imposition of significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA or other foreign regulatory body exclusion from participation in government contracting, healthcare reimbursement, or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, enacted many significant changes to the U.S. tax laws. For our 2022 through 2024 tax years, the Tax Cuts and Job Act eliminated the option to immediately deduct research and development expenditures and required taxpayers to amortize domestic expenditures over five years and foreign expenditures over fifteen years. Beginning with our 2025 tax year, the One Big Beautiful Bill Act, or OBBBA, restored immediate deductibility of domestic expenditures, while foreign expenditures will continue to be capitalized and amortized over fifteen years. Future changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us.

Further, we are subject to U.S. federal, state, and local income taxes and other taxes in the United States and will be subject to income taxes, withholding taxes, transaction taxes, and other taxes in any foreign jurisdictions in which we currently do business or may do business in the future. Due to the expanding scale of our international business activities, we may become subject to taxation in additional foreign jurisdictions. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, as well as changes to the tax laws in the jurisdictions in which we do business, could impact our worldwide effective tax rate and adversely affect our operating results and financial condition.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Under the Tax Cuts and Jobs Act, as modified by the CARES Act, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely but the deductibility of such federal net operating losses for any year is limited to no more than 80% of the excess, if any, of current year taxable income (without regard to certain deductions) over any federal net operating losses from taxable years beginning before January 1, 2018. Federal net operating losses generated in tax years beginning before January 1, 2018, may be carried forward for up to 20 taxable years and are not subject to the 80% of taxable income limitation. In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, if we undergo, or have undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders or groups of stockholders over a three-year period. We performed a Section 382 study which determined that we previously underwent an ownership change in October 2018 that limited the portion of our net operating losses arising before that date. It is possible that we may undergo an additional ownership change as a result of the offering and the concurrent private placement and/or other shifts in the ownership of our capital stock in the future, some of which may be outside of our control, and which may further limit our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes, as applicable. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows.

We or the third parties we depend on may be adversely affected by natural disasters, terrorist activity, pandemics and other events beyond our control, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemic, terrorist activity, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our CDMOs, may have a material adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Extreme weather conditions or other natural disasters could further disrupt our operations and have a material adverse effect on our business, financial condition, results of operations, and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our CDMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time, if at all.

Our employees often conduct business outside of any facilities leased by us. These locations may be subject to additional security and other risk factors due to the limited control of our employees. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur additional and substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CDMOs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We face significant competition in an environment of rapid technological change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are more effective than ours, which may harm our financial condition and our ability to successfully market or commercialize any product candidates we may develop.

The development and commercialization of new drug products is highly competitive. Moreover, the genetic medicine field is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We will face competition with respect to any product candidates that we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent or other intellectual property protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we have research programs. Such large companies have significantly greater infrastructure, resources across drug development, large-scale manufacturing, global regulatory engagement, and commercial execution than we do. As a result, they may be able to advance their programs or other competing genetic medicine approaches more rapidly or efficiently than we can, including by initiating or completing clinical trials sooner, investing more heavily in manufacturing scale-up, engaging earlier or more extensively with regulatory authorities, and deploying established global commercial and market-access capabilities. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to our approach, while others are based on entirely different approaches. Even where competing therapies are based on different technological approaches or involve different design trade-offs, large pharmaceutical and biotechnology companies may be able to achieve earlier market entry, broader physician adoption, or greater commercial penetration due to their scale and resources.

There are several companies utilizing CRISPR-Cas9 technology including CRISPR Therapeutics AG, Editas Medicine, Inc., Intellia Therapeutics, Inc. and Caribou Biosciences, Inc. In addition, companies using Cas attachment or novel nuclease technologies include Beam Therapeutics Inc., Prime Medicine, Inc., Tessera Therapeutics, Inc., Mammoth Biosciences, Inc., Arbor Biotechnologies, Inc., and Metagenomi Technologies, Inc., among others. More recently, several companies have emerged focusing on epigenetic modification to modulate protein expression without directly editing DNA, such as nChroma Bio, Inc., Epicrispr Biotechnologies, Inc. and Tune Therapeutics, Inc. We are aware of a number of genetic medicine companies with operations outside of the United States with active cardiometabolic programs, including AccurEdit Therapeutics, CorrectSequence Therapeutics, Epigenic Therapeutics Co., Ltd., Yoltech Therapeutics Co., Ltd., among others. Several additional companies utilize alternative nuclease-based epigenetic modification technologies, including ZFNs, engineered meganucleases and TALENs. In addition, we face competition from companies utilizing small interfering RNA, or siRNA, oligonucleotides, cell therapy therapeutic approaches and LNP delivery technologies to create therapeutics, including Corsera Health Inc.

Our lead product candidate, STX-1150, and development programs, STX-1200 and STX-1400, target genetic risk factors of ASCVD. There are several approved products for LDL-C lowering or cardiovascular risk reduction, such as statins, ezetimibe, bempedoic acid, lomitapide, mipomersen and icosapent ethyl. There are also several approved products that target PCSK9 protein as a mechanism to lower LDL-C and reduce the risk of

ASCVD, including evolocumab, which is a monoclonal antibody, or mAb, marketed as Repatha® by Amgen Inc., alirocumab, which is marketed as PRALUENT® by both Sanofi and Regeneron Pharmaceuticals, Inc., and inclisiran, which is a siRNA marketed as LEQVIO® by Novartis.

We are also aware of one other gene editing program targeting PCSK9 in development by Verve Therapeutics, a subsidiary of Eli Lilly and Company. Additionally, there are other investigational therapies targeting PCSK9, including Merck & Co., Inc.’s enlicitide and AstraZeneca PLC’s laroprovstat.

Further, several investigational medicines designed to reduce Lp(a) are currently in clinical development. These include pelacarsen, an antisense oligonucleotide licensed by Novartis, olpasiran, an investigational siRNA medicine targeting Lp(a) licensed by Amgen, zerlasiran, an investigational siRNA medicine being developed by Silence Therapeutics plc., and lepodisiran, an investigational siRNA medicine being developed by Eli Lilly and Company. In addition, CRISPR Therapeutics AG and Verve Therapeutics, a subsidiary of Eli Lilly and Company, have disclosed programs targeting Lp(a) in development.

In addition, several medicines designed to reduce APOC3 are currently approved and in clinical development. These include olezarsen, an antisense oligonucleotide marketed as TRYNGOLZA™ by Ionis Pharmaceuticals, Inc., approved for familial chylomicronemia syndrome, or FCS, and plozasiran, an siRNA medicine targeting APOC3 marketed as REDEMPLO® by Arrowhead Pharmaceuticals, Inc., and approved for FCS.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for our product candidates. This may include gene editing companies with other approaches, as well as other types of therapies.

Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, regulatory approval processes, and marketing than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene editing industries may result in resources becoming increasingly concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We also compete with these companies to recruit and retain qualified scientific and management personnel. We will also face significant competition in other areas as we approach commercialization of any product candidates, including establishing clinical trial sites, recruiting patients for clinical trials, establishing sales and marketing networks and producing technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, particularly if they represent cures, or are better tolerated, more convenient, or less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market, or may establish more effective sales and marketing platforms. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience and availability of reimbursement, as well as our ability to effectively market our products.

In addition, as a result of the expiration or successful challenge of our patent or other intellectual property rights, we could face risks relating to our ability to successfully prevent or delay launch of competitors’ products. The availability of our competitors’ products could limit the demand and the price we are able to charge for any product candidates that we may develop and commercialize.

Risks related to intellectual property

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and products in the United States or other countries, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively.

We rely upon a combination of patents, trademarks, trade secret protection, and confidentiality agreements to protect the intellectual property related to our CRISPR-based technologies, ELXR and XE. Our commercial success will depend in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our CRISPR-based medicines, ELXR and XE, and other product candidates and technologies, and their respective methods of their use and manufacture. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our current or future product candidates, whether those applications are company owned or in-licensed. The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development in a manner timely enough to obtain patent protection.

In addition, we may not pursue or obtain patent protection in all relevant countries. Filing, prosecuting and defending patents covering our current or future product candidates and technologies throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and further may export otherwise infringing products to countries where we may obtain or have patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products and technologies in jurisdictions where we do not have any issued patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. The effects of geopolitical tensions could significantly limit our ability to enforce our patents in those affected jurisdictions.

The patent applications we own or in-license may fail to result in issued patents with claims that protect our current or future product candidates or technologies in the United States or in other foreign countries. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from being issued from a pending patent application or be used to invalidate an issued patent. Even if patents do successfully issue and even if such patents cover our current or future product candidates or technologies, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of our current or future product candidates and technologies. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

If the patent applications we own or have in-licensed with respect to our current or future product candidates or technologies fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current or future product candidates or technologies, it could dissuade companies from collaborating with us to develop gene editing technologies and threaten our ability to commercialize our future product or technology offerings. Any such outcome could have a materially adverse effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been and will continue to be the subject of litigation and new legislation. The field of CRISPR-based gene editing has already been the subject of extensive patenting activity and litigation.

In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, many countries restrict the patentability of methods of treatment of the human body.

Many companies have encountered significant problems in protecting and defending intellectual property rights in countries outside the United States. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, certain countries do not allow for patent protection regarding methods of treatment.

Many countries outside the United States also have compulsory licensing laws under which a patent owner in certain circumstances may be compelled to grant licenses to third parties. In addition, many countries outside the United States limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or other proceeding challenging our owned or licensed patent rights at the USPTO or patent offices in other countries. The costs of defending our owned or licensed patents in these types of administrative proceedings and litigation matters can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our current or future product candidates or technologies and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize our product candidates or technologies.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay by the USPTO in examining the patent application (patent term adjustment) or extended to account for term effectively lost as a result of the FDA regulatory review period (patent term extension), or both. The scope of patent protection may also be limited. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing, and regulatory review of new gene editing technologies, patents protecting our product candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Our rights to develop our CRISPR-based technologies, ELXR and XE, and to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We have licensed and are dependent on certain patent rights and proprietary technology from third parties that are important or necessary to the development of our CRISPR-based technologies and product candidates. For example, we are a party to the UCB Exclusive License Agreement with the Regents of the University of California, or the Regents, pursuant to which we license patents and patent applications that relate to our CRISPR-based technologies. The UCB Exclusive License Agreement imposes various diligence, milestone payment, royalty, insurance, indemnification and other obligations on us. If we breach any material obligation, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the Regents may have the right to terminate the license. If the license is terminated, we may be unable to develop, manufacture, sell, or use our CRISPR-based technologies and products that are covered by the patents licensed under the UCB Exclusive License Agreement, and the Regents may allow a competitor to license the covered technology instead. For more information regarding this agreement, please see “Business—Material Agreements.”

Our licenses may not provide us with exclusive rights to use the licensed intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our CRISPR-based gene editing technologies and product candidates in the future. Some licenses granted to us are subject to certain exclusivity restrictions or preexisting rights. Further, our out-license agreements generally include exclusivity terms limiting our ability to develop product candidates that may compete with the relevant licensed target or product. If such exclusivity restrictions prevent us from developing or commercializing our technologies in a way that we deem necessary to gain or maintain our competitive advantage, it may have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We do not have complete control in the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. It is possible that our licensors’ enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, or may not be conducted in accordance with our best interests. We cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

Furthermore, inventions contained within our in-licensed patent applications from the Regents under the UCB Exclusive License Agreement were made using U.S. government funding. We rely on the Regents to ensure compliance with applicable obligations arising from such funding, such as timely reporting, an obligation associated with our in-licensed patents and patent applications. The failure of the Regents to meet their obligations may lead to a loss of rights or the unenforceability of relevant patents. For example, the U.S. government could have certain rights in such in-licensed patent applications, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. If the U.S. government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. The U.S. government’s rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march-in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may also exercise its march-in rights if it determines that action is necessary because we or our licensor failed to achieve practical application of the U.S. government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such in-licensed U.S. government-funded inventions may be subject to certain requirements to manufacture product candidates embodying such inventions in the United States. Any of the foregoing could harm our business, financial condition, results of operations, and prospects significantly.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, the license granted to us in jurisdictions where the consent of a co-owner is necessary to grant such a license may not be valid and such co-owners may be able to license such patents to our competitors, and our competitors could market competing products and technology. In addition, our rights to our in-licensed patents and patent applications are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such in-licensed patents and patent applications. If one or more of such joint owners breaches such inter-institutional or operating agreements, our rights to such in-licensed patents and patent applications may be adversely affected. Any of these events could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We may not be successful in obtaining additional rights necessary to commercialize our current and future product candidates and technologies, and even if we are successful in obtaining such rights, if we fail to comply with our obligations under the agreements governing those rights, we may be required to pay damages or could lose intellectual property rights that are necessary for developing our current and future product candidates and technologies.

The field of gene editing is competitive and growing, and we may need to obtain licenses to additional intellectual property from others in order to commercialize our CRISPR-based technologies and any product candidates. We may also need to obtain licenses from third parties covering our product candidates or technologies, or covering auxiliary technologies that are still required for the development and commercialization for our product candidates, such as certain delivery methods. For example, we are aware of certain third-party patents and patent applications in the gene repression space that may be related to our future products that incorporate ELXR. We may find it necessary or prudent to obtain licenses from such third-party intellectual property holders, or to challenge the patentability of claims in these third-party patents and patent applications in re-examination, post-grant review, inter partes review, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings).

In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners’ interest in such patents. However, we may be unable to secure any of these licenses or otherwise acquire the intellectual property rights from third parties that we identify as necessary to develop and commercialize our product candidates and technologies or may be unable to secure such rights on commercially reasonable terms. The licensing or acquisition of third-party intellectual property rights is a highly competitive area, and a number of more established companies may also be pursuing strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If we are unable to successfully obtain rights to required third party intellectual property rights, that could have a material adverse effect on our business.

Similarly, even if we were to obtain licenses or otherwise acquire intellectual property rights from third parties that we identify as necessary to develop and commercialize our products, if, for any reason, these agreements are terminated or we otherwise lose those rights, it could adversely affect our business. These agreements are likely to impose various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution, and enforcement or other obligations on us.

If we breach any material obligation, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor(s) may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. It is possible that we may be unable to obtain additional licenses to such intellectual property rights at a reasonable cost or on reasonable terms. In such event, we may have to expend significant time and resources to redesign our product candidates or technologies, which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize certain product candidates or expand our platform capabilities, which could harm our business.

Furthermore, disputes may arise regarding the intellectual property rights that are subject to our such license agreements that may limit the scope of our rights under those agreements. These disputes may include challenges regarding the scope of rights granted under the license agreement, disputes about sublicensing of patent rights to third parties, disputes regarding diligence obligations, disputes regarding inventorship, and/or disputes regarding ownership. Any such dispute will likely be time-consuming and costly, and if we are unsuccessful, may result in a loss of ability to commercialize our product candidates, or may increase our financial obligations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and other government fees on any issued patent are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of the issued patent. The USPTO and various foreign national or international patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, we rely on our licensor to pay these fees and ensure proper compliance with the procedural and documentary provisions, and do not have direct control over such compliance. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our current or future product candidates or technologies, our competitors might be able to enter the market with similar or identical products or technology, which would have an adverse effect on our business.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. However, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, or 5 years from the expiration date of the patent to be extended. Only one patent per product may be extended and only those claims covering the approved biologic, a method for using it, or a method for manufacturing it may be extended. Moreover, even if we were to seek patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply for the extension within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the extension afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

Third party claims or litigation alleging infringement of patents or other proprietary rights, or seeking to invalidate our patents or other proprietary rights, may delay or prevent the development and commercialization of our current or future product candidates or technologies.

Our commercial success depends in part on our avoiding infringement and other violations of the patents and proprietary rights of third parties. The intellectual property landscape around gene editing technology is highly dynamic and there is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology industry, and in the gene editing space in particular. Potential litigation could include patent infringement lawsuits, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. As the gene editing field continues to expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that we are infringing their patents or employing their proprietary technology without authorization, and we may not be successful in challenging the validity and/or enforceability of such third-party patents. Also, there may be third party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates or technologies may infringe.

Defense of third-party claims of patent infringement or violation of intellectual property rights involves substantial litigation expense and would be a substantial diversion of management and employee time and resources from our business. Some third parties may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, third parties may obtain patent rights in the future and claim that use of our product candidates or other technologies infringe upon these rights. If any third-party patents were held by a court of competent jurisdiction to cover our product candidates, or any aspect of their manufacture or use, the holders of any such patents may be able to block our ability to commercialize such product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire. Such a license may not be available on commercially reasonable terms, or at all. In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products or technologies, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms.

The scope of a patent claim is a legal determination made by the courts. It is informed by the written disclosure of a patent, the patent’s prosecution history, and other intrinsic and extrinsic factors. Our interpretation of a patent claim may not be adopted during a patent litigation alleging infringement by our products. If a court does not adopt our claim interpretation and determines that our product candidates are covered by a third-party patent, we may be held liable for damages. Similarly, we may incorrectly predict whether a third-party patent application will issue with claims that cover one or more of our product candidates. If our claim interpretations are not adopted by the USPTO during our challenge of a third-party patent application, or by a court in a patent infringement dispute, our ability to develop and market our product candidates may be harmed.

Moreover, we, or one of our licensors, may have to participate in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. If we or our licensors are unsuccessful in any validity (including any patent oppositions) or inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more of our owned, licensed, or optioned patents, or such patent claims may be narrowed, invalidated, or held unenforceable, or through loss of exclusive ownership of or the exclusive right to use our owned or in-licensed patents. In the event of loss of patent rights as a result of any of these disputes, we may be required to obtain licenses from third parties, including parties involved in any such proceedings. If we are unable to obtain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates or technologies we may develop. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and product candidates. Even if we or our licensors are successful in such a proceeding, it could result in substantial costs and be a distraction to management and other employees.

Furthermore, the gene editing patent landscape is crowded and highly competitive. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates, including gene editing, guide nucleic acids, protospacer adjacent motif, or PAM, sequence variants, and gene repression technology, and they may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. Ongoing research and development in the gene editing space is taking place by several companies, universities, and other institutions. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and publication timelines. We cannot guarantee that any patent searches we may conduct are complete or thorough enough to identify every third-party patent and pending application in the United States and/or abroad that is relevant to or necessary for the development and commercialization of our product candidates in any country.

There has already been significant intellectual property activity in the CRISPR-based gene editing space, and we expect that to continue. The extensive patent filings related to CRISPR related technologies make it difficult for us to assess the full extent of potentially relevant patents that may cover some aspect of our product candidates. Even in the absence of litigation, we may need to obtain licenses from third parties in order to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot provide any assurances that third party patents do not exist which might be enforced against our product candidates resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

We may become involved in lawsuits to protect or enforce our owned or licensed intellectual property rights against others, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors, or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensor is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter-claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge may be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, written description, or lack of patentable subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as reexaminations, inter partes review or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common shares.

Changes in United States patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or the interpretation of patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and/or the enforcement or defense of our issued patents. The United States has enacted and implemented wide-ranging patent reform legislation. For example, the United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court, or the UPC. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC over the first seven years of the court’s existence and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our products candidates and have not yet begun the process of applying to register trademarks for our current or future product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks, and we may not have adequate resources to enforce our trademarks. If we are unable to establish brand recognition based on our trademarks and trade names, we might not be able to compete effectively in the marketplace and our business may be harmed.

In addition, any proprietary name we propose to use with our current or future product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our technology and product candidates, we also rely on know-how and trade secret protection, as well as confidentiality agreements, non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed by or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties, except in certain specified circumstances. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. In addition, trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any of that information was independently developed by a competitor, our competitive position could be harmed.

Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws within the United States. We may need to share our trade secrets and proprietary know-how with current or future partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. In addition, some courts inside and outside the United States are sometimes less willing or unwilling to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may consume our time and other resources. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators, and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Even if we are successful, litigation could result in substantial costs and be a distraction to our management and other employees.

Risks related to government regulation

Gene editing and modification, which are novel and distinct subsets of gene therapy, and the regulatory landscape that will govern any product candidates we may develop are uncertain and may change. As a result, we cannot predict the time and cost of obtaining regulatory approval, if we receive it at all, for any product candidates we may develop.

The regulatory requirements that will govern any novel gene editing or epigenetic modification product candidates we develop are not entirely clear and may change. Within the broader genetic medicines field, we are aware of a limited number of gene therapy products that have received marketing authorization from the FDA. Even with respect to more established products that fit into the categories of gene therapies or cell therapies, the regulatory landscape is still developing. Regulatory requirements governing gene editing products and cell therapy products have changed frequently and will likely continue to change in the future. Moreover, there is substantial, and sometimes uncoordinated, overlap in those responsible for regulation of existing gene editing products and cell therapy products. For example, in the United States, the FDA has established the Office of Therapeutic Products, or OTP, within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of gene editing and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Gene editing clinical trials may also be subject to review and oversight by an Institutional Biosafety Committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual gene editing protocols may proceed, the review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical trial, even if the FDA has reviewed the trial and approved its initiation.

Adverse developments in post-marketing experience or in clinical trials conducted by others of gene editing products, cell therapy products, or products developed through the application of a base editing or other gene editing technology may cause the FDA and other regulatory bodies to revise the requirements for development or approval of any product candidates we may develop or limit the use of products utilizing gene editing technologies, either of which could materially harm our business. In addition, the clinical trial requirements of the FDA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, and intended use and market of the potential products. The regulatory approval process for novel product candidates such as the product candidates we may develop can be more expensive and take longer than for other, better known, or more extensively studied pharmaceutical or other product candidates. Regulatory agencies administering existing or future regulations or legislation may not allow production and marketing of products utilizing gene editing technology in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays, or other impediments to our research programs or the commercialization of resulting products.

The regulatory review committees and advisory groups described above and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of these treatment candidates, or lead to significant post-approval limitations or restrictions. As we advance our research programs and develop product candidates, we will be required to consult with these regulatory and advisory groups and to comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidates we identify and develop.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing, and distribution of our product candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval of a BLA from the FDA. The process of obtaining such regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity, and novelty of the product candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. Despite the time and expense invested in clinical development of product candidates, regulatory approval of a product candidate is never guaranteed. Of the large number of biologics in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized.

Prior to obtaining approval to commercialize a biological product candidate in the United States or abroad, we must demonstrate with evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such product candidates are safe, pure, and potent for their intended uses. This process also requires that we demonstrate substantial evidence of effectiveness of such product candidates for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe available preclinical or clinical data support the safety, purity, potency or effectiveness of our product candidates, such data may not be sufficient to obtain approval from the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or execution of our clinical trials;

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negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance or persuasiveness required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected treatment-related side effects may be experienced by participants in our clinical trials or by individuals using therapies similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety and efficacy in the full population for which we seek approval;

•	such authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission or filing of a BLA in the United States or other submission or to obtain regulatory approval elsewhere, and such authorities may require additional preclinical studies or clinical trials;

•	such authorities may disagree with us regarding the formulation, labeling and/or the product specifications of our product candidates;

•	such authorities may disagree with us that our potency assays for our product candidates are adequate;

•	approval may be granted only for indications that are significantly more limited than those sought by us, and/or may include significant restrictions on distribution and use;

•	such authorities may find deficiencies in the manufacturing processes or facilities of the third-party manufacturers with which we contract for clinical and commercial supplies;

•	such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission; or

•	the approval regulations or policies of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities.

Even if we eventually complete clinical trials and receive approval of a BLA or comparable foreign marketing application for our product candidates, the FDA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials and/or the implementation of a REMS, which may be required because the FDA believes it is necessary to ensure that the benefits outweigh the risks of the product after approval. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and could have a material adverse impact on our business and prospects.

Disruptions at the FDA and other government agencies caused by, among other factors, funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, reviewed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, government shutdowns, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times, most recently in late 2025, and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed toward reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities. Recent and future changes in FDA staffing, including leadership, could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

If a prolonged government shutdown occurs, or if funding shortages, staffing limitations or similar factors hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, such events could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We may in the future conduct clinical trials for current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. The acceptance of data from clinical trials conducted outside the United States by the FDA or other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations, and the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCPs and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Additionally, the

FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with foreign exchange fluctuations, compliance with foreign manufacturing, customs, shipment and storage requirements, and cultural differences in medical practice and clinical research, and diminished protection of intellectual property in some countries.

There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. For example, for FDA acceptance, we will have to demonstrate that the foreign data are applicable to the U.S. population and U.S. medical practice. If the FDA or other comparable foreign regulatory authorities do not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

We may seek orphan drug designation for one or more of our product candidates. We may not be able to obtain orphan drug designation or orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA or other comparable foreign regulatory authorities from approving other competing products.

Regulatory authorities in some jurisdictions may designate drugs for relatively small patient populations as orphan drugs. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers or exemptions. In addition, if a product receives the first FDA approval for the condition for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same condition for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity.

We may pursue orphan drug designation for one or more of our product candidates. However, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we obtain orphan drug designation, we may not be able to maintain such designation. Orphan drug designation neither shortens the development time or regulatory review time of a product candidate nor gives the product candidate any advantage in the regulatory review or approval process. Even if we obtain orphan drug designation for our product candidates in specific conditions, we may not be the first to obtain regulatory approval of these product candidates for the orphan-designated condition and therefore we may not be eligible for orphan drug exclusivity in the U.S. In addition, exclusive marketing rights in the United States may not be awarded if we seek approval for an indication broader than the orphan-designated condition or, if awarded, may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Furthermore, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan product is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. Our inability to obtain orphan drug designation for any product candidates and/or our inability to maintain that designation for the duration of the applicable exclusivity period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it.

A Breakthrough Therapy, Fast Track, or Regenerative Medicine Advanced Therapy, or RMAT, Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive regulatory approval.

We may seek breakthrough therapy, fast track, or RMAT designation for some or all of our product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug, or biologic in our case, may demonstrate substantial improvement over existing therapies with respect to one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Fast track designation is granted for products that are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. A product candidate can receive RMAT designation if (1) the product candidate is a regenerative medicine therapy; (2) the product candidate is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such a disease or condition.

Breakthrough therapy, fast track, or RMAT designation is within the discretion of the FDA. Accordingly, even if we believe, after completing early clinical trials, that one of our product candidates meets the criteria for designation, the FDA may disagree and instead determine not to make such designation. Even if we receive such designation for other product candidates or indications in the future, we may not experience a faster development process, review or approval compared to drugs or biologics considered for approval under conventional FDA procedures and such a designation does not assure ultimate approval by the FDA. Even if one or more of our product candidates qualify for breakthrough therapy, fast track, or RMAT designation, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or a comparable foreign regulatory authority grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any partner we work with fail to comply with the regulatory requirements in international markets or fail to receive applicable regulatory approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive regulatory approval for any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense.

Any regulatory approvals that we obtain for any of our product candidates may also be subject to limitations on the approved uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug.

The manufacturing facilities we use to make a product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review.

Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our CDMOs or manufacturing processes, or our failure to comply with regulatory requirements, may result in, among other things:

•	holds on clinical trials;

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	refusal by the FDA to approve pending applications or supplements to approved applications;

•	suspension or revocation of product approvals or licenses;

•	product seizure or detention or refusal to permit the import or export of products; and

•	injunctions, fines or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity. The FDA policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability, which would adversely affect our business.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If any legislation, executive orders, personnel changes, or lapses in agency funding impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Our operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose us to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Our current and future arrangements with healthcare providers, healthcare organizations, third-party payors and customers expose us to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research as well as market, sell and distribute any of our product candidates. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, prohibits, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with certain exceptions, to report annually to CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and

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certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives.

Efforts to ensure that our current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including certain advisory agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options, do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any such requirements, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of our operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement, or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm, any of which could adversely affect our financial results. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time, and resources.

Our product candidates for which we intend to seek approval may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. The BPCIA created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as interchangeable based on its similarity to an existing reference product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the reference product is approved under a BLA.

We believe that if any of our product candidates is approved as a biological product under a BLA, it should qualify for the 12-year period of exclusivity. However, there is a risk that the FDA will not consider any of our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Additionally, this period of regulatory exclusivity does not apply to companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Moreover, an interchangeable biosimilar, once approved, may be substituted under existing law for any one of our products determined to be reference products in a way that is similar to traditional generic substitution; any non-interchangeable biosimilar products may also be substituted by a healthcare provider but, under existing law, will not be automatically substituted at the pharmacy. The extent of the impact of such substitution will depend on a number of marketplace and regulatory factors that are still developing.

We may face difficulties from healthcare legislative and regulatory reform measures.

Existing laws and regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, or may face penalties for any approved products, and we may not achieve or sustain profitability.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. Among other things, the ACA, enacted in 2010, increased manufacturers’ rebate liability under the Medicaid Drug Rebate Program and imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products.

These initiatives recently culminated in the enactment of the Inflation Reduction Act, or IRA, in August 2022, which, among other things, requires the Secretary of the Department of Health and Human Services, or HHS, to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although this only applies to high-expenditure single-source biologics that have been approved for at least 11 years (7 years for drugs). The negotiated prices will be capped at a statutory ceiling price representing a significant discount from average prices to wholesalers and direct purchasers. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product was announced. CMS has also selected and negotiated the maximum fair price for 15 additional Medicare Part D drugs, which will first be effective in 2027. For 2028, CMS has selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Currently, a drug or biological product that has an orphan drug designation for only one rare disease or condition is excluded from the IRA’s price negotiation requirements, as long as the drug is approved only for an indication within that disease or condition. However, as a result of a statutory amendment enacted in July 2025, beginning with the 2028 negotiated price applicability year, a drug may be designated for more than one rare disease or condition and still be excluded from price negotiation, as long as the only approved indications are for such rare diseases or conditions. The constitutionality of the IRA’s drug price negotiation program provisions is currently subject to ongoing litigation. The outcome of this litigation cannot yet be fully determined.

The IRA also penalizes drug manufacturers that increase prices of Medicare Part B and Part D drugs at a rate greater than the rate of inflation. In addition, the law eliminates the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA permits the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. While it is unclear how the IRA will be implemented, it will likely have a significant impact on the pharmaceutical industry.

More recently, the One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

The current administration has indicated that it plans to pursue additional policies aimed at lowering prescription drug costs. For example, in May 2025, the administration published an executive order regarding most favored nation, or MFN, drug pricing, which is sometimes referred to as international reference pricing. This executive order directs the Secretary of HHS to communicate MFN price targets to pharmaceutical manufacturers, and if significant progress toward MFN pricing is not delivered, to propose a rule making plan to impose MFN pricing. HHS is currently developing a proposed rule to establish a demonstration model under the auspices of CMS’s Center for Medicare and Medicaid Innovation that will require MFN pricing, but the proposed rule has not yet been published, so it is not yet known which drugs will be covered, how long the model will be in effect, or how pricing will be determined. If that rule or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries. The scope, timing, and potential impact of current and future policy initiatives remain uncertain, and accordingly, we cannot predict how such legal and regulatory changes may affect our business, operations, or financial condition. However, if MFN drug pricing is implemented, the U.S. list price of our products that are also being commercialized outside of the United States could be substantially reduced, which could negatively impact our U.S. product sale revenues and the overall U.S. market opportunity. Even if we do not market products outside of the United States, we will be indirectly affected if our products competed with products that are reduced by MFN pricing.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including restrictions or prohibitions on certain marketing practices, reporting of specified categories of remuneration provided to healthcare practitioners, and reporting and justification of price increases greater than a specified level. In some cases, states have designed programs to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program, or SIP, proposal to import certain drugs from Canada for specific state healthcare programs. On December 20, 2024, FDA granted an extension of Florida’s SIP authorization for an additional period of 6 months, until July 6, 2025, and, on June 2, 2025, FDA granted an additional extension until November 6, 2025. It is unclear how and whether this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for pharmaceuticals and other healthcare products and services, which could result in reduced demand for any product candidates or additional pricing pressures.

Other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Export controls and trade sanctions laws and regulations may restrict or prohibit altogether the provision, sale, or supply of any product candidates to certain governments, persons, entities, countries and territories, including those that are the target of comprehensive sanctions or an embargo. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents and contractors, from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties outside the United States to, among other things, conduct clinical trials and obtain necessary permits, licenses, patent registrations and other regulatory approvals. We or our third parties may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations, such as state-owned entities. Although we currently only maintain operations in the United States, we have not historically had trainings, policies or manuals regarding these laws and regulations, and have not implemented processes to screen and review our actions or the actions of our employees, agents, contractors, or other partners to monitor compliance with such laws and regulations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, or other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Detecting, investigating, and resolving actual or alleged violations of these laws and regulations can require a significant diversion of time, resources, and attention from management. In addition, noncompliance with such laws and regulations could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks related to our common stock and this offering

No public market for our common stock currently exists, and an active and liquid trading market for our common stock may never develop. As a result, you may not be able to resell your shares of common stock at or above the initial public offering price.

Prior to this offering, no market for our common stock existed and an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock was determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares of common stock at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares of common stock. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

Our quarterly and annual operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•

timing and results of our clinical trials, preclinical studies, or the addition or termination of future preclinical studies and clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•	timing and variations in the level of expense related to the ongoing development of STX-1150, STX-1200, STX-1400, any other future product candidate or our CRISPR-based technologies, ELXR and XE;

•

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

•	future accounting pronouncements or changes in our accounting policies;

•	regulatory developments affecting any product candidates or those of our competitors;

•

the timing and cost to establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval and intend to commercialize on our own or jointly with current or future collaborators;

•	our ability to adequately support future growth;

•	potential unforeseen business disruptions that increase our costs or expenses;

•	effects of macro events, such as inflation, geopolitical conflicts, pandemics, natural disasters, tariffs, trade tensions and supply chain issues, on our business and operations; and

•	changes in general market and economic conditions.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in our operating results may, in turn, cause the price of our common stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

The market price of our common stock is likely to be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this “Risk Factors” section and the following:

•	results of preclinical studies and future clinical trials of any product candidates, or those of our competitors or our existing or future collaborators;

•

regulatory or legal developments in the United States or other countries, especially changes in federal or global health policies, laws or regulations applicable to any product candidates, including the review and oversight functions of federal health regulatory bodies;

•	the success or failure of competitive products or technologies;

•	introductions and announcements of new product candidates by us, any future commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to any product candidates, clinical studies, and, if approved, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to identify, acquire or in-license additional technologies or product candidates;

•	developments concerning any future collaborations, including but not limited to those with development and commercialization partners if any product candidates are approved;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for any product candidates;

•	our ability or inability to raise additional capital and the terms on which we are able to raise it, if at all;

•	our ability to effectively manage our growth;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•

actual or anticipated changes in earnings estimates, development timelines or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	fluctuations of trading volume of our common stock;

•	sales of our common stock by us, insiders or our stockholders;

•	the concentrated ownership of our common stock;

•	expiration of market stand-off or lock-up agreements;

•	changes in accounting principles;

•	actions instituted by activist shareholders or others;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities, including global pandemics;

•	general economic, industry and market conditions, including changes in tariffs and trade restrictions, fluctuating interest rates and inflation; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme price and volume fluctuations that have been often unrelated or disproportionate to the operating performance of the issuer. Furthermore, the trading price of our common stock may be adversely affected by third parties trying to drive down the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines and their activities can negatively affect our stock price. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

You will experience immediate and substantial dilution as a result of this offering and the concurrent private placement and may experience additional dilution in the future.

You will suffer immediate and substantial dilution with respect to the common stock you purchase in this offering and the concurrent private placement. If you purchase common stock in this offering, at the initial public offering price of $15.00 per share, and assuming that the underwriters do not exercise their option to purchase additional shares in this offering, you will incur immediate dilution of $7.89 per share, representing the difference between the initial public offering price of $15.00 per share and our pro forma net tangible book value per share as of March 31, 2026, after giving effect to this offering, the concurrent private placement, and the conversion of all outstanding shares of our convertible preferred stock to common stock upon the completion of this offering and concurrent private placement.

For a further description of the dilution you will experience immediately after this offering, see the section titled “Dilution.”

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Based on the shares outstanding as of March 31, 2026, upon completion of this offering and the concurrent private placement, we will have a total of 17,577,386 shares of common stock outstanding. Of these shares, only the 8,580,000 shares of common stock sold in this offering, or 9,867,000 shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable, without restriction, in the public market immediately after this offering. Each of our officers, directors and holders of substantially all of our outstanding equity securities have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. However, Leerink Partners LLC and Goldman Sachs & Co. LLC may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements expire, the shares of common stock subject to these lock-up agreements will be eligible for sale in the public market, unless held by our officers, directors and their affiliated entities, in which case such shares will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

After this offering and the concurrent private placement, the holders of an aggregate of 6,470,127 shares of our outstanding common stock as of March 31, 2026, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to the 180-day lock-up period under the lock-up agreements described above and in the section titled “Underwriting.”

We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. However, future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of our outstanding options, or the perception that such sales may occur, could adversely affect the market price of our common stock.

We also expect that significant additional capital may be needed in the future to continue our planned operations. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. To the extent that additional capital is raised through the sale and issuance of shares of common stock or other securities convertible into shares of common stock, our stockholders will be diluted. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares of common stock, could reduce the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and the concurrent private placement and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and the concurrent private placement, including for any of the purposes described in the section titled “Use of Proceeds,” and you will be relying on the judgment of our management regarding the application of these net proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the net proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering and the concurrent private placement in a manner that does not produce income or that loses value.

Our principal stockholders and management own a significant percentage of our common stock and will be able to control matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of July 10, 2026, prior to this offering and the concurrent private placement, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 77.4% of our voting stock and, upon the completion of this offering and the concurrent private placement, that same group will hold approximately 38.3% of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of our outstanding options and no purchases of shares of common stock in this offering by anyone of this group). The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our Company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies or smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act; and (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

We are also a “smaller reporting company,” meaning that the market value of our common stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

If we fail to establish and maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting within our Annual Report on Form 10-K. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be frequently evaluated. Our failure to maintain the effectiveness of our internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on our business. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

As we grow, we expect to hire additional personnel and may utilize external temporary resources to implement, document and modify policies and procedures to maintain effective internal controls. However, it is possible that we may identify deficiencies and weaknesses in our internal controls. If material weaknesses or deficiencies in our internal controls exist and go undetected or unremediated, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act of 1934, as amended, or the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, we do not have a formal risk management program for identifying and addressing risks to our business in other areas.

Anti-takeover provisions in our charter documents and under Delaware law could prevent or delay an acquisition of us, which may be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our Company. These provisions could also make it difficult for stockholders to elect directors who are not nominated by current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, or DGCL, may discourage, delay or prevent a change in control of our Company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

The exclusive forum provisions in our organizational documents may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.

Our amended and restated bylaws that will be in effect upon completion of this offering, to the fullest extent permitted by law, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition, results of operations, and prospects.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our amended and restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, including for all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional person or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While federal or other state courts may not follow the holding of the Delaware Supreme Court or may determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim, and may result in increased costs for a stockholder to bring such a claim, in a judicial forum of their choosing for disputes with us or our directors, officers, other employees, or agents, which may discourage lawsuits against us and our directors, officers, other employees, or agents.

General risk factors

Unfavorable macroeconomic conditions or market volatility resulting from geopolitical developments or national or global economic conditions, including those affecting the financial services industry, could adversely affect our business, financial condition or results of operations.

Adverse macroeconomic conditions or market volatility resulting from national or global economic developments, political unrest, high inflation, rising interest rates, international tariffs, changes in international trade relationships and military conflicts, such as the ongoing conflict between Russia and Ukraine, recent military conflicts and geopolitical instability in the Middle East, the potential for significant changes in U.S. policies or regulatory environment, or other factors, could materially and adversely affect our business operations. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Tariffs levied by the U.S. and other countries also may adversely affect financial markets and the global economy. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. For instance, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or planned business operations and our current or projected results of operations and financial condition. For example, there has been recent U.S. legislation that may restrict the ability of U.S. biopharmaceutical companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We continue to assess the law to determine whether it could have an effect on our contractual relationships. Also, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability.

A severe or prolonged economic downturn or additional global financial crises could result in a variety of risks to our business, including weakened demand for any product candidates we develop or our ability to raise additional capital when needed on acceptable terms, if at all.

Further, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation. In addition, in the past, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the U.S. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. As a result, government spending levels are difficult to predict beyond the near term due to numerous factors, including the external threat environment, future government priorities and the state of government finances. Significant changes in government spending or changes in U.S. government priorities, policies and requirements could have a material adverse effect on our results of operations, financial condition or liquidity.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over the industry or securities analysts, or the content and opinions included in their reports. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock could be impacted negatively. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our preclinical studies and clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of such analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause a decline in our stock price or trading volume.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The increased costs may require us to reduce costs in other areas of our business. Moreover, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock is likely to be highly volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes, although not all forward-looking statements contain these words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

The forward-looking statements in this prospectus include, among other things, statements about:

•	our ability to advance our lead product candidate, STX-1150, and our developmental programs STX-1200 and STX-1400 to address the key drivers of ASCVD;

•	our plans to engineer, develop and commercialize potential genetic medicines with our proprietary CRISPR-based technologies, ELXR and XE;

•	our ability to leverage ELXR and XE to efficiently produce product candidates at a rapid pace and continuously advance our genetic modification platforms;

•	our expectations regarding collaboration and licensing arrangements with third parties, including our ability to reach development milestones under such agreements;

•	estimates of the addressable market for our potential genetic medicines and any future product candidates and the therapeutic impact of our potential genetic medicines;

•	our expectations regarding demand for, and market acceptance of, our potential genetic medicines and platforms;

•	our ability to market or commercialize any product candidates we may develop and to compete effectively with existing competitors and new market entrants;

•	the potential effects of extensive government regulations relating to the genetic medicine industry;

•	our ability to obtain, maintain, protect and enforce intellectual property and proprietary rights;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	our ability to attract and retain key management and technical personnel;

•

general economic, industry and market conditions, including fluctuating interest rates and inflation, cybersecurity incidents, significant political, trade or regulatory developments, including tariffs or shifting priorities within the FDA, and global and regional conflicts on our operations and the receipt and timing of potential regulatory designations;

•	our ability to continue as a going concern;

•	our expectations regarding expenses, future revenue, capital requirements and our needs for additional financing; and

•	our expected use of the net proceeds from this offering, the concurrent private placement, and our existing cash, cash equivalents, and investments.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to our industry and the markets in which we operate, including our general expectations and market position, market opportunity, the incidence of certain medical conditions and other industry data. In some cases, we do not expressly refer to the sources from which these data are derived. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates or projections. Industry publications and other reports we have obtained from independent parties may state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data. The industry in which we operate is subject to risks and uncertainties due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds from this offering and concurrent private placement will be approximately $122.8 million, or approximately $140.7 million if the underwriters exercise their option to purchase additional shares of our common stock from us in full, based upon the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering and concurrent private placement are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets. We currently intend to use the net proceeds we receive from this offering and the concurrent private placement, together with our existing cash, cash equivalents, and investments as follows:

•	approximately $30.0 million to $35.0 million to advance the development of our lead product candidate, STX-1150, through our ongoing Phase 1 clinical trial;

•

approximately $15.0 million to $20.0 million to advance the development of our additional product candidate, STX-1400, through IND-enabling activities, manufacturing, initiation of clinical development and initial clinical data readouts;

•

approximately $15.0 million to $20.0 million to advance the development of our additional product candidate, STX-1200, through IND-enabling activities, manufacturing, initiation of clinical development and initial clinical data readouts;

•

approximately $20.0 million to $25.0 million for continued advancement of our pipeline, partnered programs, our CRISPR-based technologies, including XE and ELXR, and further development of next-generation gene editing technologies and assets; and

•	the remainder for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary technologies, assets, manufacturing capabilities, or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments to enter into any such acquisitions or make any such investments.

We believe that our existing cash, cash equivalents, and investments, together with the net proceeds from this offering and the concurrent private placement, will be sufficient for us to fund our operations and capital expenses into the first half of 2029. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect. All of our programs are currently in the preclinical or clinical stage of development. The expected use of the net proceeds from this offering and the concurrent private placement represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Because of the numerous risks and uncertainties associated with research, development, and commercialization of pharmaceutical drugs, we are unable to estimate the exact amount of our working capital requirements or the funds necessary to support our operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and the concurrent private placement. We expect the net proceeds from this offering and the concurrent private placement, together with our existing cash, cash equivalents, and investments, will not be sufficient for us to advance any of our programs through regulatory approval, and following this offering and the concurrent private placement, we will need substantial additional capital to complete the development and commercialization of any of our programs. Therefore, we will need to raise additional capital to complete the development and potential commercialization of any of our programs.

Pending the uses described above, we intend to invest the net proceeds from this offering and the concurrent private placement in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by any restrictions contained in any future financing instruments or by the terms of any preferred securities we may issue or agreements governing any indebtedness we may incur.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and investments and capitalization as of March 31, 2026:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Preferred Stock Conversion, (ii) the Warrant Conversion, (iii) the Note Conversion and (iv) the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis giving effect to (i) the pro forma adjustments described above, and (ii) the sale and issuance by us of 8,580,000 shares of our common stock in this offering at the initial public offering price of $15.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the sale of 500,000 shares of common stock in a concurrent private placement at the initial public offering price of $15.00 per share, after deducting estimated private placement expenses payable by us.

You should read this table together with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes, each included elsewhere in this prospectus.

	As of March 31, 2026(1)
	Actual	Pro Forma	Pro Forma As Adjusted

	(unaudited)
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term investments	$49,731	$49,731	$173,146

Convertible note	40,546	—	—
Redeemable convertible preferred stock, par value $0.001 per share; 29,182,118 shares authorized, 4,915,309 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	120,356	—	—

Stockholders’ (deficit) equity:
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001 per share; 52,000,000 shares authorized, 2,468,193 shares issued and outstanding, actual; 500,000,000 shares authorized, pro forma and pro forma as adjusted; 8,497,386 shares issued and outstanding, pro forma; 17,577,386 shares issued and outstanding, pro forma as adjusted	14	20	29
Additional paid-in capital	16,302	174,451	297,233
Accumulated deficit	(175,054)	(172,307)	(172,307)

Total stockholders’ (deficit) equity	(158,738)	2,164	124,955

Total capitalization	$2,164	$2,164	$124,955

(1)	Actual, pro forma and pro forma as adjusted reflect $0.6 million of offering expenses previously paid prior to March 31, 2026.

If the underwriters’ option to purchase additional shares is exercised in full, our pro forma as adjusted cash, cash equivalents, and investments, additional paid-in capital, total stockholders’ equity and total capitalization as of March 31, 2026, would be $191.1 million, $315.2 million, $142.9 million, and $142.9 million, respectively.

The number of shares of our common stock to be outstanding after this offering and the concurrent private placement on a pro forma and pro forma as adjusted basis is based on 8,497,386 shares of common stock outstanding as of March 31, 2026 (after giving effect to (i) the Preferred Stock Conversion, (ii) the Warrant Conversion and (iii) the Note Conversion) and excludes:

•

1,180,162 shares of our common stock issuable upon the exercise of stock options to purchase shares of our common stock outstanding as of March 31, 2026 under the 2018 Plan, at a weighted-average exercise price of $7.18 per share;

•

17,560 additional shares of our common stock issuable upon the exercise of stock options to purchase shares of our common stock granted after March 31, 2026 under our 2018 Plan, with a weighted-average exercise price of $19.13 per share;

•

2,066,997 shares of common stock issuable upon the exercise of options we granted to certain of our directors, executive officers, and other employees pursuant to our 2026 Plan immediately following effectiveness of the registration statement of which this prospectus forms a part at an exercise price equal to the initial public offering price per share; and

•	756,335 shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	135,917 shares of our common stock reserved for future issuance under our 2018 Plan as of March 31, 2026, which shares will become available under the 2026 Plan upon its effectiveness,

•	94,415 shares of our common stock reserved for future issuance under our 2018 Plan after March 31, 2026

•

353,003 additional shares of our common stock to be reserved for future issuance under the 2026 Plan, which became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part, and

•

173,000 shares of our common stock to be reserved for future issuance under the ESPP, which became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part.

Our 2026 Plan and our ESPP provide for automatic annual increases in the number of shares of our common stock reserved thereunder, and our 2026 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2018 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us. See the section titled “Executive compensation—Equity compensation plans and other benefit plans” for additional information.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering and the concurrent private placement.

Net tangible book value or deficit per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities and redeemable convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book deficit as of March 31, 2026 was $161.0 million, or $65.22 per share, based on 2,468,193 shares of our common stock outstanding as of that date.

Our pro forma net tangible book deficit as of March 31, 2026 was $0.07 million, or $0.01 per share of our common stock. Our pro forma net tangible book deficit per share represents the amount of our total tangible assets (which excludes deferred offering costs) less our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2026, after giving effect to (i) the Preferred Stock Conversion, (ii) the Warrant Conversion, and (iii) the Note Conversion.

Dilution per share to new investors in this offering represents the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering and the concurrent private placement. After giving further effect to our sale in this offering and in the concurrent private placement of shares of our common stock at the initial public offering price of $15.00 per share, and after deducting the underwriting discounts and commissions estimated offering expenses and concurrent private placement expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $125.0 million, or $7.11 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $7.12 per share to our existing stockholders and an immediate dilution of $7.89 per share to investors in this offering, as illustrated in the following table:

Initial public offering price per share		$15.00
Historical net tangible book deficit per share as of March 31, 2026	$(65.22)
Increase per share attributable to pro forma adjustments	65.21

Pro forma net tangible book deficit per share as of March 31, 2026	$(0.01)
Increase in pro forma net tangible book value per share attributable to new investors in this offering and in the concurrent private placement	7.12

Pro forma as adjusted net tangible book value per share after this offering and in the concurrent private placement		7.11

Dilution per share to new investors in this offering and in the concurrent private placement		$7.89

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering and in the concurrent private placement would be $7.58 per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $7.59 per share and the dilution to new investors in this offering and in the concurrent private placement would be $7.42 per share.

The following table shows, as of March 31, 2026, on a pro forma as adjusted basis described above, the differences between the existing stockholders and the new investors purchasing shares in this offering and in the concurrent private placement at the initial public offering price of $15.00 per share with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and redeemable convertible preferred stock, cash received from the exercise of stock options, and the value of any stock issued for services and the weighted-average price paid per share (in thousands, except share and per share amounts, and percentages):

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	8,497,386	48.3%	$152,603,314	52.8%	$17.96
New investors	9,080,000	51.7%	$136,200,000	47.2%	$15.00

Total	17,577,386	100.0%	$288,803,314	100.0%	$16.43

In addition, to the extent that any outstanding options are exercised, investors in this offering will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 45.0% and our new investors would own 55.0% of the total number of shares of our common stock outstanding upon the completion of this offering.

The foregoing tables and calculations (other than historical net tangible book value) are based on 8,497,386 shares of common stock outstanding as of March 31, 2026 (after giving effect to (i) the Preferred Stock Conversion, (ii) the Warrant Conversion and (iii) the Note Conversion), and excludes:

•

1,180,162 shares of our common stock issuable upon the exercise of stock options to purchase shares of our common stock outstanding as of March 31, 2026 under the 2018 Plan, at a weighted-average exercise price of $7.18 per share;

•

17,560 shares of our common stock issuable upon the exercise of stock options to purchase shares of our common stock granted after March 31, 2026 under the 2018 Plan, with a weighted-average exercise price of $19.13 per share;

•

2,066,997 shares of common stock issuable upon the exercise of options we granted to certain of our directors, executive officers, and other employees pursuant to our 2026 Plan immediately following effectiveness of the registration statement of which this prospectus forms a part at an exercise price equal to the initial public offering price per share; and

•	756,335 additional shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	135,917 shares of our common stock reserved for future issuance under the 2018 Plan as of March 31, 2026, which shares will become available under the 2026 Plan upon its effectiveness,

•	94,415 shares of our common stock reserved for future issuance under or 2018 Plan after March 31, 2026

•

353,003 shares of our common stock to be reserved for future issuance under the 2026 Plan, which became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part, and

•

173,000 shares of our common stock to be reserved for future issuance under the ESPP, which became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part.

Our 2026 Plan and ESPP provide for automatic annual increases in the number of shares of our common stock reserved thereunder, and our 2026 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2018 Plan that expire, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited or otherwise repurchased by us. See the section titled “Executive Compensation—Equity compensation plans and other benefit plans” for additional information.

To the extent that these outstanding stock options are exercised, new stock options are issued or we issue additional shares of our common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the section titled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biotechnology company engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. While current genetic medicines are largely limited to rare disorders, we are engineering our technologies for use in common diseases affecting millions. By targeting prevalent diseases with significant unmet need and high clinical burden, we aim to usher in a new era of broadly scalable, transformative, and preventative genetic medicines. Our focus is on cardiovascular and metabolic diseases, with initial programs to address the key drivers of atherosclerotic cardiovascular disease, or ASCVD. We are designing CRISPR-based genetic medicines to be well-tolerated, effective, durable, and scalable enough to shift the treatment paradigm from symptom-driven intervention and chronic care to population-level prevention, with the goal of broadly democratizing access to the cardioprotective effects of known genetic variants. Our lead product candidate, STX-1150, utilizes ELXR, our highly engineered epigenetic silencing technology, and is designed to deliver persistent and potent LDL-C reductions without permanent genetic changes. STX-1150 is a demonstration of moving towards our goal to transform practical therapeutic adherence and real-world medical outcomes for patients in the multibillion-dollar LDL-C lowering landscape. We have secured regulatory clearance from the Australian Therapeutic Goods Administration, or TGA, for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Every 40 seconds, someone in the United States suffers a heart attack, and each year, heart disease costs the nation more than $400 billion, according to the American Heart Association. Despite major advances in our understanding of the pathology of heart disease and ASCVD, and the development of new classes of pharmaceuticals, we believe today’s standard of care for ASCVD is insufficient. Existing treatments fail to demonstrate broad real-world impact due to limitations in efficacy, well-documented side effects, and the burden of chronic polypharmacy, which all contribute to poor uptake, low adherence, and limited persistence. Patients often discontinue therapy due to the lifelong burden of taking medication, loss of insurance, high out-of-pocket costs, or the logistical burden of ongoing clinic visits. Moreover, treatment is often initiated only after substantial cumulative arterial injury or an acute cardiovascular event. These limitations of the current treatment paradigms underscore the importance of developing effective and durable therapies that can be administered safely early in the course of disease, reduce the barriers to treatment continuation for patients, and provide compelling health-economic value to payors.

We believe that a fundamentally different approach is required to meaningfully treat or prevent ASCVD. We must create practical, optimized therapies that remain effective even when used early in disease progression. To realize this vision, we are executing on a differentiated strategy that applies a full-stack engineering approach coupling generative artificial intelligence and machine learning, with massively parallel experimental validation to optimize and tailor CRISPR technologies for the precise demands of each therapeutic application. Through this proprietary approach, which we refer to as CRISPR by Design, we systematically evaluate disease biology, target genetics, and commercial opportunities against product requirements to engineer the most appropriate and scalable solution for each therapeutic application. This disciplined, data-driven strategy has led us to engineer two proprietary technologies based on a novel CRISPR-CasX enzyme: the Epigenetic Long-Term X-Repressor, or ELXR, designed for precise, durable epigenetic silencing without altering the underlying DNA sequence; and the X-Editor, or XE, designed for specific and efficient gene editing. When developing a program, rather than committing to a single technology upfront, we advance multiple approaches in parallel and prioritize the modality that demonstrates the most favorable safety, durability, and efficacy profile for each product candidate based on empirical data. We believe this engineering-led, evidence-based strategy, combined with a technology stack purpose-built for broad patient populations, positions us to develop competitive and scalable genetic medicines across a wide range of cardiovascular indications. We are advancing three in vivo product candidates targeting three key lipid drivers of ASCVD: elevated low-density lipoprotein cholesterol, or LDL-C, elevated lipoprotein(a), or Lp(a), and elevated triglycerides carried by triglyceride-rich lipoproteins, or TRLs.

Our lead product candidate, STX-1150, is an epigenetic silencing therapy that is based on our ELXR technology and is designed to durably lower LDL-C for years to decades by repressing the expression of PCSK9, a genetically and clinically validated target. Unlike CRISPR gene editing, base editing, or prime editing approaches, STX-1150 utilizes our ELXR silencing technology and is designed to achieve long-lasting therapeutic benefit without permanently altering underlying DNA sequence. STX-1150 aims to improve on the real-world efficacy of small-molecule, antibody, and siRNA therapies by eliminating the need for years to decades of chronic medication. In a study conducted with non-human primates, or NHPs, a single dose of a prototype STX-1150 was generally well-tolerated and produced therapeutically meaningful, durable LDL-C reduction of greater than 50% sustained for two years. Durable and early LDL-C lowering of this magnitude has been demonstrated in human genetic studies to reduce ASCVD risk by up to 88%, underscoring the potential to transform the current treatment paradigms from late-stage intervention to effective prevention. The large and expanding LDL-C lowering market is characterized by a persistent gap between efficacy observed in controlled settings and real-world outcomes. We believe STX-1150’s long-acting epigenetic mechanism could increase current adherence rates that are typically only 40–50%, which can drive superior clinical outcomes for patients through increased adherence-adjusted efficacy and compelling health-economic value for payors while avoiding the risks of permanent genetic modification. Given that ASCVD is a chronic condition, we believe providing patients with improvements in practical adherence can compound over time to drive better clinical outcomes, enabling more efficient payor management and broadening patient access. As a result, we believe STX-1150 has the potential to expand the growing market for PCSK9-based LDL-C–lowering medicines, which currently exceeds $5 billion annually yet remains significantly underpenetrated, with fewer than 1% of eligible patients treated. We have secured regulatory clearance from the Australian TGA for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Our next programs, STX-1200 and STX-1400, target two additional lipid drivers of ASCVD, elevated Lp(a) and severely high triglycerides, by editing the LPA and APOC3 genes, respectively. Elevated Lp(a) and high triglycerides represent key risk factors for ASCVD affecting large populations.

Beyond our wholly-owned cardiovascular pipeline, we have entered target-limited collaborations with leading global biopharmaceutical companies to apply our precision-engineered CRISPR technologies in other therapeutic areas outside of cardiometabolic. These collaborations provide upfront payments, research funding, milestone payments, and potential royalties. We believe these partnerships validate the versatility and scalability of our technology platform while generating meaningful near- and long-term value.

Financial Overview

Since the commencement of our operations, we have devoted substantially all of our resources to conducting research and development activities, establishing and maintaining our intellectual property portfolio, establishing our corporate infrastructure, raising capital and providing general and administrative support for these operations. We have funded our operations to date primarily from proceeds received under collaboration and license agreements with Sanofi, Lilly and Biogen, the issuance and sale of redeemable convertible preferred stock and the issuance of a convertible note. We do not expect to generate product revenue unless and until we successfully develop and obtain approval for the commercialization of a product candidate, and we cannot assure that we will ever generate significant revenue or profits.

Since inception, we have incurred significant losses and negative cash flows from operations. During the years ended December 31, 2024 and 2025, we incurred net losses of $47.8 million and $21.8 million, respectively. During the three months ended March 31, 2026, we incurred net losses of $17.4 million. As of March 31, 2026, we had an accumulated deficit of $175.1 million. These losses have resulted primarily from costs incurred in connection with research and development activities and general and administrative costs associated with our operations.

We do not expect to generate any revenue from commercial product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years, if ever. The net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

We anticipate that our expenses will increase substantially if, and as, we:

•	advance our lead product candidate, STX-1150, through clinical trials and conduct later stage clinical trials;

•	initiate clinical trials for our STX-1200 and STX-1400 developmental programs;

•	manufacture, or have manufactured, preclinical, clinical and potentially commercial supplies of any product candidates;

•	further develop our CRISPR-based technologies, ELXR and XE, as well as engineer new technologies;

•	begin or continue preclinical development of any future cardiometabolic programs;

•	identify and develop future product candidates;

•	experience any delays in our preclinical studies and clinical trials, if any, due to unforeseen events;

•	obtain, expand, maintain, defend, and enforce our intellectual property portfolio;

•	seek regulatory approvals for any product candidates;

•	establish a sales, marketing, and distribution infrastructure to commercialize any product candidates, if approved;

•	comply with our obligations under the agreements governing our licenses, collaborations, and strategic partnerships;

•	establish additional licenses, collaborations, or strategic partnerships;

•	acquire or in-license intellectual property and technologies, work with strategic partners to support and expand our research and discovery, and initiate and conduct preclinical and clinical programs;

•	hire additional clinical, scientific, and management personnel, as well as administrative staff to support the growth of our business;

•	add operational, financial, and management information systems and personnel; and

•	incur additional legal, accounting, and other costs associated with operating as a public company following the completion of this offering.

Even if we succeed in developing our lead programs and identifying potential product candidates, we may never achieve commercialization, and we may continue to incur substantial research and development expenses and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business, financial condition, results of operations, and prospects. The size of our future losses will depend, in part, on the rate of future growth of our expenses and our ability to generate product revenue, if any. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

Our net losses and cash flows may fluctuate significantly from period to period, depending on, among other things, variations in the level of expense related to the ongoing development of our product candidates or future development programs; the delay, addition or termination of clinical trials; and the execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under such arrangements.

As of March 31, 2026, we had $49.7 million in cash, cash equivalents, and investments. Based on our current operating plan, we estimate that our existing cash, cash equivalents, and investments as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our projected operating expenses and capital expenditure requirements into the first half of 2029. We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. To finance our operations beyond that point, we will need to raise substantial additional capital. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations, and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Macroeconomic Trends

Economic conditions, such as rising inflation, higher interest rates, instability at banking and financial institutions, international trade tensions and tariffs, changes in regulatory laws and monetary exchange rates, and government fiscal policies, can also have a significant effect on operations. Moreover, negative macroeconomic conditions could adversely impact our ability to obtain financing in the future on terms acceptable to us, or at all. In addition, geopolitical instability and any related sanctions could have significant impact on global financial markets, including volatility in the United States and global financial markets.

Collaborations and License Agreements

Regents Exclusive License Agreements

On September 25, 2018, we entered into an exclusive license agreement with the Regents of the University of California, or the Regents, which was amended and restated on September 24, 2020, or, as amended from time to time, the UCB Exclusive License Agreement. Under the UCB Exclusive License Agreement, the Regents granted us an exclusive, worldwide license, with the right to grant sublicenses, under the Regents’ rights in specified patent rights relating to RNA-guided nucleic acid modifying enzymes and methods of use thereof and variant Type V CRISPR/CAS effector polypeptides, which we collectively refer to as CasX and CasY, to make, have made, use, have used, sell, offer to sell and import products and services and practice methods involving CasX and CasY (to the extent covered by the licensed patent rights) for treatment of all human diseases (except infectious viral diseases and diagnostic applications). The Regents also granted us a non-exclusive, worldwide license, with the right to grant sublicenses, under the same Regents’ patent rights as described above to make, have made, use, have used, sell, offer to sell and import products and services and practice methods involving use of CasX and CasY for agricultural, veterinary, industrial bio-production and environmental applications (excluding diagnostic applications). The UCB Exclusive License Agreement is subject to the Regents’ retained rights to make and use the patented inventions, licensed products, services and methods and associated technology, and to allow other educational and non-profit institutions, including the Howard Hughes Medical Institute, to do so for educational and research purposes and certain rights of the U.S. government due to federal funding of research giving rise to the patent rights licensed to us by the Regents.

Under the UCB Exclusive License Agreement, we are obligated to diligently proceed with the development, manufacture, and sale of licensed products, services and methods in quantities sufficient to meet market demand. We are also obligated to meet certain clinical stage development, regulatory approval, and commercial milestones by certain specified achievement dates. If we do not meet a milestone by the applicable achievement date or opt to not extend such date, the Regents may terminate the UCB Exclusive License Agreement or change our exclusive license to a non-exclusive license.

In consideration for the rights granted under the UCB Exclusive License Agreement, we (i) paid a $0.1 million upfront license fee, (ii) issued to the Regents 127,726 shares of our common stock, (iii) issued to the Regents a warrant to purchase 74,324 shares of our common stock with an exercise price per share equal to $3.08 per share that expires upon the earlier of the ten-year anniversary of its issuance, the closing of our initial public offering or upon a change of control and (iv) agreed to pay an annual license maintenance fee of $50,000 beginning from September 2019.

We may also be required to pay up to $27.7 million in future development and regulatory milestone payments and up to $3.6 million in future commercial milestone payments with respect to all licensed products, and royalties at percentage rates ranging in the low to mid-single digits on future net sales by us and our sublicensees of licensed products, services and methods, if any, subject to certain minimum annual royalty payments following commercialization. Such royalties may be increased if we or our sublicensees challenge the patent rights licensed to us by the Regents and decreased if we are required to pay a third party for rights to intellectual property in order to produce or practice a licensed product, service or method, but such decrease would not apply to royalties owing to net sales made by our sublicensees. The foregoing royalties will be payable to the Regents until the expiration of all patent rights licensed to us by the Regents. Additionally, we are required to pay a specified percentage of non-royalty sublicensing revenue we receive including cash and premium paid on equity under any sublicensing agreements, subject to certain exceptions.

The term of the UCB Exclusive License Agreement will expire on the date of the last-to-expire valid claim under the Regents’ patent rights licensed to us. As of December 2025, we estimate that the last patent right licensed under the UCB Exclusive License Agreement will expire in 2039, without giving effect to any potential patent term extensions or patent term adjustments. We may terminate the UCB Exclusive License Agreement in whole or as to any portion of the Regents’ patent rights upon a specified written notice period. The Regents have the right to terminate the UCB Exclusive License Agreement, upon written notice, in the event we violate or fail to perform any term of the UCB Exclusive License Agreement, subject to a notice and cure period.

Acuitas Agreements

Development and Option Agreement

On November 7, 2022, we entered into a development and option agreement, or the Acuitas Development and Option Agreement, with Acuitas Therapeutics, Inc., as supplemented and amended from time to time, the Acuitas Agreement. Under the Acuitas Development and Option Agreement, we and Acuitas agreed to conduct a program to evaluate and develop product candidates combining our gene editing technology and the lipid nanoparticle, or LNP, technology of Acuitas.

The Acuitas Development and Option Agreement provides us the option to enter into non-exclusive, worldwide license agreements with respect to reserved human genome targets, with the right to sublicense (subject to certain restrictions), under Acuitas’ patent rights and know-how covering its LNP technology to exploit licensed products for all human therapeutic or prophylactic uses. We may exercise our option with respect to a specified number of products directed to reserved targets (each of which we refer to herein as an Option). Under the Acuitas Development and Option Agreement, we may non-exclusively reserve certain targets for potential use in the program.

In consideration for the rights granted under the Acuitas Development and Option Agreement, we paid a technology access fee of $0.4 million for each Option. We are also obligated to pay to Acuitas an annual target reservation fee of $0.1 million per target for each target we elect to reserve until we exercise our Option with respect to such target or such target is removed from the list of reserved targets. Upon exercising an Option to enter into a non-exclusive license agreement for a human genome target, we will be required to pay Acuitas a $3.0 million Option exercise fee, subject to reduction by the target reservation and maintenance fees that are creditable against the Option exercise fee for the applicable target.

The term of the Acuitas Development and Option Agreement will expire on November 7, 2027. We have the right to terminate the Acuitas Development and Option Agreement in its entirety upon a specified written notice period. Additionally, either party can terminate the Acuitas Development and Option Agreement for the other party’s uncured material breach or bankruptcy.

License Agreement

If we exercise our Option to enter into a non-exclusive license agreement for any licensed product, we agreed to enter into a pre-negotiated license agreement pursuant to which we will be required to pay Acuitas up to $20.0 million in future development and regulatory milestone payments, or the Acuitas Development and Regulatory Milestone Payments, and up to $40.0 million in future commercial milestone payments, or the Acuitas Commercial Milestone Payments, per licensed product. We will also be obligated to pay Acuitas royalties, the Acuitas Royalties, at percentage rates in the low single digits on future net sales of licensed products by us and our sublicensees, subject to reduction under certain customary conditions. The Acuitas Royalties will be payable on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale of a licensed product in a country and continuing until the latest of: (i) the expiration of the last to expire valid claim of a licensed patent that covers such licensed product in such country, (ii) expiration of regulatory exclusivity for such licensed product in such country, and (iii) ten years from the first commercial sale of such licensed product in such country.

In December 2023, we exercised an Option with respect to a licensed product and a licensed genome target and entered into a non-exclusive, worldwide license with Acuitas, with a right to sub-license through multiple tiers, under the licensed LNP technology to research, develop and commercialize the licensed products using the LNP technology, or the Acuitas License Agreement. The Acuitas License Agreement is substantially in the form of pre-negotiated license agreement described above and attached as an exhibit to the Acuitas Development and Option Agreement. The non-refundable Option exercise fee of $2.9 million was recognized in December 2023 as a research and development expense. To the extent achieved, we are also obligated to make the respective Acuitas Development and Regulatory Milestone Payments, the Acuitas Commercial Milestone Payments and the Acuitas Royalties with respect to the licensed product.

The term of such license agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of our obligation to pay royalties to Acuitas with respect to such licensed product in such country. We will have the right to terminate such license agreement in its entirety upon a specified written notice period. Additionally, either party will be able to terminate such license agreement for the other party’s uncured material breach or bankruptcy.

Sanofi – 2023 in vivo Exclusive License Agreement

On June 19, 2023, we entered into an exclusive license agreement, as amended, or the 2023 Sanofi License Agreement, with Genzyme Corporation, a Sanofi affiliate. Under the 2023 Sanofi License Agreement, we granted Sanofi an exclusive, worldwide license, with the right to sublicense (subject to certain restrictions), under any patent rights and know-how that are owned or controlled by us relating to our CRISPR CasXE genome editing technologies and target specific gRNA molecules for the research, development, manufacture, and commercialization of in vivo gene editing therapies directed to sickle cell disease, with an option to expand to additional targets for the diagnosis, prevention, and treatment of any disease, but excluding infectious viral diseases.

Under the 2023 Sanofi License Agreement, we are obligated to use commercially reasonable efforts to use our proprietary screening systems and know-how to identify potential gRNA molecules for Sanofi’s licensed targets and provide Sanofi with details regarding such potential gRNA molecules while Sanofi is responsible for all other activities.

In consideration for the rights granted under the 2023 Sanofi License Agreement, we received an upfront payment of $40.0 million, approximately $15.0 million through March 31, 2026 in fees and milestones and may receive up to an additional $410.0 million in aggregate in payments for nomination fees, research, development, and regulatory milestones, and up to $825.0 million in aggregate in commercial milestones for all targets (assuming one licensed product is developed for each licensed target), as well as tiered royalties ranging from the high single-digit to low teens percentages on future net sales of licensed products, if any, subject to reduction under certain specified conditions. The royalties will be payable on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale in a country and continuing until the latest of: (i) the date on which the sale of such licensed product would no longer infringe a valid claim in such country, (ii) expiration of regulatory exclusivity of such licensed product in such country, or (iii) a low-two digit number of years from the first commercial sale of such licensed product in such country.

We also have a right to opt into global development cost sharing, as well as co-promotion and profit and loss sharing in the United States on one future licensed target. In the event we exercise our opt-in right on one future licensed target, the development and regulatory milestone payments applicable to the licensed products directed to such licensed target will be subject to reduction and the royalty rates for sales of the associated product outside of the United States will be subject to certain upward adjustments. In the event we exercise our opt-in right and subsequently opt-out, the royalty rates may be subject to certain upward adjustments.

The term of the 2023 Sanofi License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of Sanofi’s obligation to pay royalties to us, or, if applicable, the cost sharing term. Sanofi has the right to terminate the 2023 Sanofi License Agreement with respect to a licensed product, licensed target or in its entirety for convenience, upon a specified notice period. If Sanofi terminates the 2023 Sanofi License Agreement for convenience, we have a right of first negotiation for a license under certain of Sanofi’s intellectual property rights developed under the 2023 Sanofi License Agreement that covers the terminated licensed products. We have the right to terminate the 2023 Sanofi License Agreement in the event that Sanofi or its affiliate or sublicensee brings any legal action seeking to invalidate any licensed patent. Additionally, either party can terminate the 2023 Sanofi License Agreement for the other party’s uncured material breach or bankruptcy.

On July 17, 2026, we entered into an amendment of the 2023 Sanofi License Agreement under which we extended the nomination period for Sanofi to select one additional target under the license and we expanded the license to include our ELXR Platform for that target.

Prevail Therapeutics, Inc. – Exclusive License and Collaboration Agreement

On May 11, 2023, we entered into a license and collaboration agreement, or the Lilly License Agreement, with Prevail Therapeutics, Inc., a wholly-owned subsidiary of Eli Lilly and Company, for research and development collaborations and granting to Prevail exclusive license rights under patents and technology for certain products. Under the Lilly License Agreement, we granted to Prevail an exclusive, worldwide license, with the right to sublicense (subject to certain restrictions), under any patent rights and know-how that are owned or controlled by us that are necessary or reasonably useful for research, development, and manufacturing of in vivo gene editing therapies that incorporate a CasX editor for the development of in vivo therapies directed to specified targets known to cause serious neurological and neuromuscular diseases, but with respect to certain of the patent rights excluding certain infectious viral diseases. Prevail is obligated to use commercially reasonable efforts to obtain regulatory approval for at least one licensed product directed to each licensed target in the United States and at least one other major market country.

As consideration for the licensed rights, we received upfront consideration of a $45.0 million cash payment. In addition, Prevail has paid us $10.0 million in research and development milestone payments through March 31, 2026 and we may receive up to an additional $110.0 million in aggregate research and development milestone payments and up to $1.1 billion in aggregate commercial milestone payments (in each case, assuming one licensed product is developed for each licensed target and we have not opted into profit and loss sharing, discussed below), as well as tiered royalties (subject to reductions) in the mid-single digit to low teens percentages on annual worldwide net sales of such licensed product. The royalties will be payable on a licensed product-by-licensed product and country-by-country basis, from the date of first commercial sale of such licensed product in a country until the latest of (i) the expiration of the last valid claim within the licensed patent rights covering such licensed product in the country in which such licensed product is made, used or sold, (ii) the expiration of the data, regulatory or market exclusivity periods conferred by the applicable regulatory authority in such country with respect to such licensed product, and (iii) the tenth anniversary following the date of the first commercial sale of such licensed product in such country.

We also have a right to opt in to development cost sharing, as well as profit and loss sharing in the United States on one licensed target. In the event we exercise our opt-in right, the commercial milestone payments applicable to licensed products directed to such licensed target will be subject to reduction and the royalty rates for sales of the co-developed product outside of the United States will be subject to certain upward adjustments.

The agreement will expire on a licensed product-by-licensed product basis upon the later of (i) the expiration of the last to expire royalty term in the country for such licensed product and (ii) the expiration of the cost-sharing term. At any time, Prevail may terminate the agreement without cause in its entirety or on a research plan-by-research plan, licensed target-by-licensed target or licensed product-by-licensed product basis upon specified written notice. We may terminate the agreement in part solely with respect to a licensed patent that Prevail directly or indirectly challenges, opposes, seeks to invalidate or render void or unenforceable, subject to certain exceptions. Either party may terminate the agreement for the other party’s uncured material breach.

Components of Results of Operations

Collaboration Revenue

We have no products approved for commercial sale and have not generated any revenue from the sale of products to date and do not expect to generate any revenue from the sale of products in the near future.

Our revenue to date has been generated from payments received pursuant to collaboration and license arrangements with strategic partners. Collaboration revenue consists of revenue received from full-time equivalent and out-of-pocket reimbursements, upfront, milestone and contingent payments received from our collaborators.

In addition to receiving upfront payments, we may also be entitled to milestones and other contingent payments upon achieving predefined objectives. If a milestone is considered probable of being reached, and if it is probable that a significant revenue reversal would not occur, the associated milestone amount would also be included in the transaction price.

We expect that any collaboration revenue we generate from our current collaboration and license agreements, and from any future collaboration partners, will fluctuate in the future as a result of the timing and amount of upfront, milestone and other collaboration agreement payments and other factors.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the discovery and development of our product candidates. We expense both internal and external research and development expenses to operations in the periods in which they are incurred. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and as services are performed. We do not currently track our research and development expenses by individual projects or product candidates.

Internal research and development costs include:

•	costs to acquire reagents, chemicals, for in-house lab research and preclinical studies;

•	expenses related to laboratory supplies and services; and

•	expenses related to laboratory related software.

External research and development consist primarily of costs incurred for the development of our product candidates and include:

•	fees paid to third parties such as contract research organizations to conduct our discovery, research and development programs, preclinical activities, animal trials and regulatory operations;

•	costs to acquire, develop and manufacture supplies for clinical trials and preclinical studies, including fees paid to third parties such as contract manufacturing organizations; and

•	the cost to obtain and maintain licenses to intellectual property, such as fees paid under the UCB Exclusive License Agreement and fees paid to Acuitas.

Employee-related expenses include payroll and personnel expenses, including benefits and stock-based compensation expenses. Facilities and overhead costs include depreciation of research and development equipment, allocated overhead and other facilities-related expenses. Professional and consulting fees include fees paid to third party consultants and contractors supporting research, development, and regulatory activities.

We historically do not track our research and development costs by project category, primarily because we use our employee and infrastructure resources across multiple research and development programs that we are advancing in parallel, and therefore we do not allocate salaries, stock-based compensation, employee benefit expenses or other indirect costs related to our research and development to specific product candidates.

We expect our research and development expenses to increase substantially for the foreseeable future as we identify product candidates, conduct further preclinical studies, Investigational New Drug application, or IND-enabling, studies and clinical trials for any such product candidates, continue to invest in research and development activities for discovery programs and preclinical studies, pursue regulatory approvals and expand our pipeline. The process of conducting the necessary preclinical and clinical research to obtain regulatory approvals is costly and time-consuming. To the extent that any product candidates advance to, and continue to advance through, clinical trials, our research and development expenses will continue increasing substantially and may become more variable. The actual probability of success for such product candidates may be affected by a variety of factors, including the safety and efficacy of such product candidates, investment in our clinical programs, the ability of collaborators to successfully develop our licensed product candidates, manufacturing capability, competition with other products and commercial viability. As a result of these variables, we are unable to determine if, when and to what extent we will generate revenue from the commercialization and sale of any potential product candidates. We may never succeed in achieving regulatory approval for any product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and personnel expenses, including benefits and stock-based compensation, facilities-related expenses and professional fees for legal, accounting, consulting and audit, tax services, consulting fees related to human resources, intellectual property and business development. We expect our general and administrative expenses to increase for the foreseeable future as we continue to grow, improve our infrastructure and operate as a public company. This will include additional expenses related to compliance with the rules and regulations of the Securities and Exchange Commission, or SEC, and listing standards applicable to companies listed on a national securities exchange, director and officer insurance premiums, investor relations activities and other administrative and professional services. We also expect our intellectual property expenses to increase as we expand our intellectual property portfolio.

Interest Income and Other Income, Net

Interest and other income, net primarily consists of interest earned on our cash, cash equivalents, and marketable securities. We expect interest income to vary each reporting period depending on our average bank deposit, money market fund, and marketable securities balances during the period and market interest rates.

Interest Expense

Interest expense consists of coupon interest accrued on the convertible note that we issued to Lilly in May 2023.

Change in Fair Value of Convertible Note

Change in fair value of convertible note consists of fair value adjustments on the convertible note at each reporting period.

Provision for Income Taxes

The provision for income taxes primarily consists of estimates for federal taxes payable and reserves for unrecognized tax benefits and state taxes. We have generated net operating losses, or NOLs, since inception and have established a full valuation allowance against our deferred tax assets due to the uncertainty surrounding the realization of such assets.

Results of Operations

Comparison of the Three Months Ended March 31, 2025 and 2026

The following table summarizes our results of operations for the three months ended March 31, 2025 and 2026 (in thousands):

	Three Months Ended March 31,		Change	Change
	2025	2026	$	%
Collaboration revenue	$17,125	$2,233	$(14,892)	(87)%
Operating expenses:
Research and development	15,991	11,305	(4,686)	(29)%
General and administrative	6,691	3,355	(3,336)	(50)%

Total operating expenses	22,682	14,660	(8,022)	(35)%

Loss from operations	(5,557)	(12,427)	(6,870)	124%
Interest income and other income (expense), net	1,063	515	(548)	(52)%
Interest expense	(598)	(598)	—	0%
Change in fair value of convertible note	1,352	(4,609)	(5,961)	(441)%

Net loss before provision for income taxes	(3,740)	(17,119)	(13,379)	358%
Provision for income taxes	315	(228)	(543)	(172)%

Net loss	$(3,425)	$(17,347)	$(13,922)	406%

Collaboration Revenue

The following table summarizes our collaboration revenue for the three months ended March 31, 2025 and 2026 (dollars in thousands):

	Three Months Ended March 31		Change	Change
	2025	2026	$	%
Lilly	$16,790	$2,233	$(14,557)	(87)%
Sanofi	335	—	(335)	(100)%

Total collaboration revenue	$17,125	$2,233	$(14,892)	(87)%

Collaboration revenue was $17.1 million for the three months ended March 31, 2025 and $2.2 million for the three months ended March 31, 2026. Revenue recognized in the three months to March 31, 2026 related to Lilly was $2.2 million compared to $16.8 million for the three months ended March 31, 2025. The $14.6 million decrease in revenue related to Lilly was primarily attributable to the achievement of a milestone and the related expiration of substitution rights in the first quarter of 2025, which did not recur in the current period. Excluding these items, revenue attributable to Lilly was also lower in the three months ended March 31, 2026 due to a decrease in the number of active workplans compared to the prior year period. Revenue recognized in the three months to March 31, 2026 related to Sanofi was zero, compared to $0.3 million for the three months ended March 31, 2025. The decrease in revenue related to Sanofi was due to the completion of workplan activities during the prior year period.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2025 and 2026 (dollars in thousands):

	Three Months Ended March 31,		Change	Change
	2025	2026	$	%
Internal research expenses	$2,275	$827	$(1,448)	(64)%
External research and development	4,977	4,048	(929)	(19)%
Employee-related expenses	6,313	4,746	(1,567)	(25)%
Facilities and overhead costs	1,964	1,464	(500)	(25)%
Professional and consulting fees	462	220	(242)	(52)%

Total research and development	$15,991	$11,305	$(4,686)	(29)%

Research and development expenses decreased by $4.7 million, or 29%, from $16.0 million for the three months ended March 31, 2025 to $11.3 million for the three months ended March 31, 2026. This decrease was primarily driven by a $1.6 million decrease in employee-related expenses, consistent with our lower overall headcount compared to the prior year period, a $1.4 million reduction in internal research expenses resulting from the completion of preclinical programs, the successful handover of projects to partners, and a reduction in laboratory headcount. Additionally, external research and development costs declined by $0.9 million due to a decrease in manufacturing activities for our lead program STX-1150 as this moved towards the clinic. Facilities and overhead costs decreased by $0.5 million as a result of lower headcount and costs for professional and consulting fees also decreased by $0.2 million due to a reduction in external contractors being utilized for partnered program activities.

General and Administrative Expenses

General and administrative expenses decreased by $3.3 million, or 50%, from $6.7 million for the three months ended March 31, 2025 to $3.4 million for the three months ended March 31, 2026. The decrease is primarily due to a decrease of $3.6 million in professional services, which is largely driven by the release of previously capitalized deferred offering costs during the three months ended March 31, 2025. This decrease was offset by a $0.2 million increase in personnel expenses due to increased headcount, stock compensation and bonus expense as well as a $0.1 million increase in general administrative spend and facilities cost allocations.

Interest Income and Other Income, Net

Interest income and other income, net was $1.1 million for the three months ended March 31, 2025 and $0.5 million for the three months ended March 31, 2026. This decrease of $0.6 million was primarily driven by lower average balances of cash, cash equivalents, and short-term investments on hand, coupled with a decline in market interest rates.

Interest Expense and Change in Fair Value of Convertible Note

For the three months ended March 31, 2026, we recognized $0.6 million in interest expense and an unrealized loss of $4.6 million related to the change in fair value of convertible note. This compares to $0.6 million in interest expense and an unrealized gain of $1.4 million in fair value of convertible note for the same period in 2025. The shift to an unrealized loss in fair value of convertible note was primarily driven by an increase in the note’s fair value, resulting from a shorter projected timeline to a conversion event and an increased probability weighting assigned to an IPO scenario.

Provision for / benefit from Income Taxes

For the three months ended March 31, 2026, our income tax provision shifted to an expense of $0.2 million from a benefit of $0.3 million in the comparable 2025 period. This fluctuation is largely due to the 2025 period benefiting from the utilization of R&D credits, whereas the 2026 expense reflects accrued interest on unrecognized tax benefits in light of a forecasted tax loss. We have recorded a full valuation allowance against our deferred tax assets.

Comparison of the Years Ended December 31, 2024 and 2025

Our results of operations for the years ended December 31, 2024 and 2025 are summarized as follows (dollars in thousands):

	Year ended December 31,		Change	Change
	2024	2025	$	%
Collaboration revenue	$27,413	$51,174	$23,761	87%
Operating expenses:
Research and development	57,079	60,795	3,716	7%
General and administrative	13,163	16,449	3,286	25%

Total operating expenses	70,242	77,244	7,002	10%

Loss from operations	(42,829)	(26,070)	16,759	(39)%
Interest income and other income, net	6,154	3,326	(2,828)	(46)%
Interest expense	(2,381)	(2,393)	(12)	1%
Change in fair value of convertible note	1,495	1,527	32	2%

Loss before provision for / benefit from income taxes	(37,561)	(23,610)	13,951	(37)%
(Provision for) / benefit from income taxes	(10,225)	1,802	12,027	(118)%

Net loss	$(47,786)	$(21,808)	$25,978	(54)%

Collaboration Revenue

The following table summarizes our collaboration revenue for the years ended December 31, 2024 and 2025 (dollars in thousands):

	Year ended December 31,		Change	Change
	2024	2025	$	%
Lilly	$17,354	$35,070	$17,716	102%
Sanofi	10,053	16,104	6,051	60%
Other	6	—	(6)	(100)%

Total collaboration revenue	$27,413	$51,174	$23,761	87%

Collaboration revenue was $27.4 million for the year ended December 31, 2024 and $51.2 million for the year ended December 31, 2025. Revenue recognized in the year ended December 31, 2025 related to Sanofi was $16.1 million compared to $10.1 million in the year ended December 31, 2024. The increase of $6.1 million in revenue recognized is due to expiration of customer rights in the year ended December 31, 2025 compared to the prior year. Revenue recognized in the year ended December 31, 2025 related to Lilly was $35.1 million compared to $17.4 million in the year ended December 31, 2024. The increase of $17.7 million was due to the achievement of research and development milestones and completion of performance obligations related to research and development workplan activities during the year ended December 31, 2025, which were not achieved in the prior period.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2024 and 2025 (dollars in thousands):

	Year ended December 31,		Change	Change
	2024	2025	$	%
Internal research expenses	$12,324	$6,588	$(5,736)	(47)%
External research and development	13,170	22,672	9,502	72%
Employee-related expenses	22,306	22,229	(77)	(0)%
Facilities and overhead costs	7,499	7,702	203	3%
Professional and consulting fees	1,780	1,604	(176)	(10)%

Total research and development	$57,079	$60,795	$3,716	7%

Research and development expenses were $57.1 million for the year ended December 31, 2024 and $60.8 million for the year ended December 31, 2025. The increase of $3.7 million was primarily due to a $9.5 million increase in external research and development costs due to an increased number of external animal studies and manufacturing activities to support our lead pipeline program, and a $0.2 million increase in facilities and overhead costs primarily due to increased depreciation on laboratory equipment. The increase was offset by a $5.7 million decrease in internal research expenses due to fewer early-stage preclinical projects in the year ended December 31, 2025 and a decrease in headcount of laboratory-based employees and a $0.2 million decrease in professional and consulting fees. Additionally, there was a net decrease in employee-related expenses of $0.1 million, which comprised of a $0.7 million decrease in salary and wage-related costs due to a reduction in headcount, which was partially offset by an increase in stock-based compensation of $0.6 million.

General and Administrative expenses

General and administrative expenses were $13.2 million for the year ended December 31, 2024 and $16.5 million for the year ended December 31, 2025. The increase is primarily due to an increase of $2.0 million for professional services, which is largely driven by the release of previously capitalized deferred offering costs, as well as a $1.6 million increase in personnel expenses due to increased headcount, stock compensation and bonus expense, offset by a $0.3 million decrease in general administrative spend and travel spend.

Interest Income and Other Income, Net

Interest income and other income, net was $6.2 million for the year ended December 31, 2024 and $3.3 million for the year ended December 31, 2025.

Interest Expense and Change in Fair Value of Convertible Note

Interest expense and change in fair value of convertible note remained flat for the year ended December 31, 2025 compared to the year ended December 31, 2024, as the principal balance remained unchanged and there was no change in the rate of interest during the period.

Provision for / benefit from Income Taxes

Provision for income taxes was $10.2 million tax expense for the year ended December 31, 2024 and a benefit from income tax of $1.8 million for the year ended December 31, 2025. The 2024 income tax expense relates to federal and state income tax payables created by timing differences between the book and tax treatment of deferred revenue recognition and the deductibility of research costs. The 2025 income tax benefit is primarily related to the ability to carry back tax credits generated in 2025 to the 2024 tax year. The Company does not record deferred income tax benefits as a full valuation allowance is recorded against its deferred tax assets.

Liquidity, Capital Resources and Capital Requirements

Sources of Liquidity

Since our inception, we have incurred significant operating losses and negative cash flows from our operations. From inception through March 31, 2026, our operations have been primarily funded by the proceeds from collaboration and license agreements of $157.5 million, net proceeds from equity offerings of $120.5 million and $30.2 million from issuance and sale of convertible notes.

As of March 31, 2026, we had $49.7 million in cash, cash equivalents, and short-term investments, $40.5 million in outstanding indebtedness and an accumulated deficit of $175.1 million. These conditions, among others, raise substantial doubt about our ability to continue as a going concern within one year from the date our financial statements are issued. Based on our current operating plan, we estimate that our existing cash, cash equivalents, and investments as of the date of this prospectus, together with the estimated net proceeds from this offering and the concurrent private placement, will be sufficient to fund our projected operating expenses and capital expenditure requirements into the first half of 2029. We have based this estimate on our current assumptions, which may prove to be wrong, and we may exhaust our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with therapeutic product development, we may never achieve or maintain profitability and, unless and until we are able to commercialize a product candidate, if ever, we will continue to be dependent upon equity financing, debt financing, and other forms of capital raises. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of our product candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.

As of March 31, 2026, we had an 8% convertible promissory note issued to Eli Lilly and Company (the “Lilly Note”) outstanding. On May 11, 2026, the Lilly Note reached its maturity date. At maturity, the outstanding principal amount of the Lilly Note was $30.0 million and accrued interest totaled approximately $7.8 million automatically converted into approximately 1.05 million shares of common stock issued to Eli Lilly and Company in July 2026, and the Lilly Note was fully extinguished. We did not pay any cash in connection with the conversion and maturity of the Lilly Note.

In December 2025, the California Institute for Regenerative Medicine, or CIRM, awarded us two grants, or the CIRM grants, to support our preclinical development of STX-1200 and STX-1400. The CIRM grants provide up to a total of approximately $25.7 million. The CIRM grants will be made in accordance with and subject to the conditions and requirements set forth in the CIRM Grants Administration Policy for Clinical Stage Projects. We accepted the CIRM grants in May and June 2026. Disbursements of the CIRM grants will be tied to the achievement of specified operational milestones. Under the terms of the CIRM grants, we expect to be obligated to a low single-digit royalty percentage on net sales of CIRM-funded product candidates. If we cannot fulfill our obligations under a CIRM grant, we must notify CIRM immediately. If we fail to comply with the terms and conditions of the CIRM grants, CIRM retains the sole discretion to suspend or permanently cease disbursements, or pursue other remedies under the award termination provisions of the Grants Administration Policy. This includes CIRM’s right to permanently cease funding if we fail to achieve a specified Operational Milestone (as defined in the CIRM grants) within four months of its scheduled completion date, unless the delay is resolved to CIRM’s satisfaction.

Future Funding Requirements

We will need substantial additional funding to support our continuing operations and pursue our long-term business plan. Our primary uses of cash are to fund our operations, which consist primarily of research and development expenditures related to our programs and, to a lesser extent, general and administrative expenditures. We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance potential product candidates, expand our corporate infrastructure, including the costs associated with being a public company, further our research and development initiatives for potential product candidates, and incur costs associated with the potential commercialization of any product candidates, if approved. We are subject to all of the risks typically related to the discovery and development of potential product candidates, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business.

Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses, and prepaid expenses.

Our future funding requirements will depend on many factors, including the following:

•

the timing, results, cost and progress of preclinical studies and clinical trials for our lead product candidate, STX-1150, our STX-1200 and STX-1400 development programs and any other future product candidates;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	the costs of manufacturing any product candidates;

•	the progress and success of developing our ELXR and XE technologies;

•	the cost of regulatory submissions and timing of regulatory approvals, if any;

•	the progress of the development efforts of parties with whom we have entered into licenses, collaborations, and strategic partnerships;

•

the timing and amount of milestone and other payments we are obligated to make under our licensing agreements, including the UCB Exclusive License Agreement, Acuitas Agreement and any future license agreements;

•	the cash requirements of any future acquisitions of, and the discovery of, product candidates;

•	our ability to establish and maintain collaborations, strategic partnerships or marketing, distribution, licensing or other strategic arrangements with third parties on favorable terms, if at all;

•	our ability to achieve sufficient market acceptance, adequate coverage and reimbursement from third-party payors and adequate market share and revenue for any approved product candidates;

•	the costs involved in prosecuting and enforcing patent and other intellectual property claims;

•	the cost of commercialization activities if any product candidates are approved for sale, including marketing, sales and distribution costs;

•	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of any product candidates;

•	potential delays in our preclinical studies and clinical trials, if any, due to unforeseen events; and

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems to satisfy our obligations as a public company.

Furthermore, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures sooner than we expect.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, or potentially other capital sources, such as collaboration or licensing arrangements with third parties or other strategic transactions. There are no assurances that we will be successful in obtaining an adequate level of financing to support our business plans when needed, on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration or licensing arrangements with third parties or other strategic transactions, we may have to relinquish rights to our intellectual property, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise capital as and when needed or on attractive terms, we may have to significantly delay, reduce, or discontinue the development and commercialization of potential product candidates or scale back or terminate our pursuit of new in-licenses and acquisitions.

Contractual Obligations and Commitments

Our contractual obligations mostly consist of our noncancelable operating lease obligations for the lease of approximately 28,400 square feet of our office and lab facilities in Alameda, California. Our total operating lease commitments as of March 31, 2026 were approximately $5.8 million, of which $1.3 million is expected to be paid within the next twelve months. As of March 31, 2026, the remaining lease term is 3.7 years.

Under the UCB Exclusive License Agreement, we are obligated to make future development, regulatory and commercial milestone payments in total of up to $31.3 million and royalties on future sales at percentage rates ranging in the low single digits.

In addition, we enter into agreements in the normal course of business with contract research organizations and vendors for preclinical studies and other services and products for operating purposes, which are generally cancelable upon written notice.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Year ended December 31,		Three Months Ended March 31,
	2024	2025	2025	2026
Cash used in operating activities	$(45,235)	$(45,213)	$(13,621)	$(7,555)
Cash provided by investing activities	13,013	45,265	20,918	15,551
Cash (used in) / provided by financing activities	(222)	142	(2)	(411)

Net change in cash and cash equivalents	$(32,444)	$194	$7,295	$7,585

Operating Activities

Cash used in operating activities for the year ended December 31, 2024 of $45.2 million consisted of our net loss of $47.8 million, adjusted for non-cash charges of $7.8 million, and net cash outflows from changes in our operating assets and liabilities of $5.2 million. Non-cash charges consisted primarily of depreciation of $2.9 million, stock-based compensation of $2.8 million, non-cash interest expense of $2.4 million, net amortization on investment securities of $0.6 million and amortization of right-of-use asset of $0.4 million, offset by a decrease in fair value of convertible note of $1.5 million. Cash outflows from changes in our operating assets and liabilities consisted primarily of a decrease in receivables from collaboration partners of $1.5 million, a decrease in deferred revenue of $6.8 million, decrease in accounts payable of $1.9 million, decrease in accrued liabilities of $2.0 million and a decrease in operating lease liabilities of $1.0 million, offset by an increase in other non-current liabilities of $8.9 million.

Cash used in operating activities for the year ended December 31, 2025 of $45.2 million consisted of our net loss of $21.8 million, adjusted for non-cash charges of $13.0 million, and net cash outflows from changes in our operating assets and liabilities of $36.4 million. Non-cash charges consisted primarily of expensed deferred offering costs of $3.6 million, depreciation of $3.1 million, stock-based compensation of $4.1 million, non-cash interest expense of $2.4 million, non-cash rent expense of $0.5 million and net amortization/accretion on investment securities of $0.8 million, offset by change in fair value of convertible note of $1.5 million. Cash outflows from changes in our operating assets and liabilities consisted primarily of a decrease in deferred revenue of $31.4 million, an increase in receivables from collaboration partners of $4.0 million, a decrease in other non-current liabilities of $1.4 million, a decrease in operating lease liabilities of $1.1 million and a $0.4 million decrease in accrued license fees. This was offset by cash inflows from changes in operating assets and liabilities consisted of a $1.6 million increase in accounts payables and a $0.2 million decrease in prepaid expenses and other current assets and a $0.1 million increase due to a reduction in long term assets.

Cash used in operating activities for the three months ended March 31, 2025 of $13.6 million consisted of our net loss of $3.4 million, adjusted for non-cash charges of $4.5 million, and net cash outflows from changes in our operating assets and liabilities of $14.7 million. Non-cash charges consisted primarily of depreciation of $0.8 million, stock-based compensation of $0.7 million, non-cash interest expense of $0.6 million, net amortization on investment securities of $0.2 million and amortization of right-of-use asset of $0.1 million, offset by a decrease in fair value of the convertible note of $1.4 million. Cash outflows from changes in our operating assets and liabilities consisted primarily of a decrease in receivables from collaboration partners of $4.5 million, a decrease in deferred revenue of $9.6 million, a decrease in accrued liabilities of $1.4 million, a decrease in prepaid expenses and other current assets of $0.6 million, a decrease in accrued license fees of $0.4 million, a $0.3 million in operating lease liabilities and a $0.3 million decrease in other non-current liabilities. This was offset by an increase in accounts payable of $2.4 million resulting from an increased volume of vendor purchases and the timing of related payment cycles at the end of the period.

Cash used in operating activities for the three months ended March 31, 2026 of $7.6 million consisted of our net loss of $17.4 million, adjusted for non-cash charges of $8.2 million, and net cash inflows from changes in our operating assets and liabilities of $1.7 million. Non-cash charges consisted primarily of change in fair value of convertible note of $4.6 million resulting from updated assumptions of probable conversion scenarios and a change in timeline to the conversion event, stock-based compensation of $2.0 million, depreciation of $0.6 million, non-cash interest expense of $0.6 million, net investment amortization of $0.2 million and amortization of right of use asset of $0.1 million. Cash inflows from changes in our operating assets and liabilities consisted primarily of an increase in cash from receivables from collaboration partners of $5.8 million driven by the collection of outstanding accounts receivables from collaboration partners during the period, a cash inflow from prepaid expenses and other current assets decrease of $0.5 million and an increase in other non-current liabilities of $0.2 million. These inflows were offset by cash outflows from a decrease in accrued expenses and other liabilities of $2.2 million primarily due to the payment of annual employee bonuses during the period, a decrease in deferred revenue of $1.0 million, a decrease in accounts payable of $0.5 million, a decrease in accrued license fees of $0.4 million, an increase in other long term assets of $0.5 million, and a decrease in operating lease liabilities of $0.3 million due to timing of payments for operational act.

Investing Activities

Cash provided by investing activities for the year ended December 31, 2024 of $13.0 million consisted of maturities of investments of $138.4 million, offset by purchases of investments of $124.0 million and purchases of property and equipment of $1.3 million.

Cash provided by investing activities for the year ended December 31, 2025 of $45.3 million consisted of maturities of investments of $104.7 million, offset by purchases of investments of $58.2 million and purchases of property and equipment of $1.3 million.

Cash provided by investing activities for the three months ended March 31, 2025 of $20.9 million consisted of maturities of investments of $31.5 million, offset by purchases of investments of $10.1 million and purchases of property and equipment of $0.5 million.

Cash provided by investing activities for the three months ended March 31, 2026 of $15.6 million consisted of maturities of investments of $20.4 million, offset by purchases of investments of $4.8 million.

Financing Activities

Cash used in financing activities for the year ended December 31, 2024 of $0.2 million consisted of $0.5 million in proceeds from the exercise of stock options, offset by payments of deferred offering costs of $0.7 million.

Cash provided by financing activities for the year ended December 31, 2025 of $0.1 million was due to proceeds from the exercise of stock options.

Cash used in financing activities for the three months ended March 31, 2025 was less than $0.1 million.

Cash used in financing activities for the three months ended March 31, 2026 of $0.4 million consisted of $0.1 million in proceeds from the exercise of stock options, offset by payments of deferred offering costs of $0.5 million.

Recent Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited annual financial statements for the periods ending December 31, 2024, and 2025 and to our unaudited interim condensed financial statements included elsewhere in this prospectus.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. We monitor and analyze estimates and assumptions for changes in facts and circumstances, and material changes in these estimates and assumptions could occur in the future. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

Although our significant accounting policies are described in more detail in Note 2 to our audited financial statements included in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Our revenues are primarily derived through research and license agreements. The terms of these types of agreements may include (i) licenses for our technology, (ii) research and development services, and (iii) services or obligations in connection with our participation in research or governance committees. Payments to us under these arrangements typically include one or more of the following: nonrefundable upfront license fees, milestones, and other contingent payments to us for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory, and sales-based events, as well as royalties on sales of any commercialized products.

We analyze our collaboration arrangements to assess whether they are within the scope of Accounting Standards Codification, or ASC, Topic 808, Collaborative Arrangements, or ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. In making this assessment we first determine which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship and, therefore, within the scope of ASC Topic 606, Revenue from Contracts with Customers, or ASC 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, generally by analogy to ASC 606.

We assess whether the promises in our arrangements with customers are considered distinct performance obligations that should be accounted for separately. Judgment is required to determine whether a license to our intellectual property is distinct from research and development services or participation on research or governance committees.

For elements of those arrangements that we determine should be accounted for under ASC 606, we assess which activities in the collaboration agreements are performance obligations that should be accounted for separately and determine the transaction price of the arrangement, which includes the assessment of the probability of achievement of future milestones and other potential consideration. A performance obligation represents a promise in a contract to transfer a distinct good or service to a customer, which represents a unit of accounting in accordance with ASC 606. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract. We consider a performance obligation satisfied once we have transferred control of a good or service to the customer, meaning the customer has the ability to use and obtain the benefit of the good or service. A portion of the consideration should be allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The total consideration that we expect to collect in exchange for our products is an estimate and may be fixed or variable. We constrain the estimated variable consideration when we assess it is probable that a significant reversal in the amount of cumulative revenue recognized may occur in future periods. The transaction price is re-evaluated, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertain events are resolved or other changes in circumstances occur. The allocation of the transaction price is performed based on standalone selling prices, which are based on estimated amounts that the Company would charge for a performance obligation if it were sold separately. Revenue is recognized when, or as, performance obligations in the contracts are satisfied, in the amount reflecting the expected consideration to be received from the goods or services transferred to the customers. Funds received in advance are recorded as deferred revenue and are recognized as the related performance obligation is satisfied. Amounts payable to us are recorded as accounts receivable if invoiced or as contract assets when our right to consideration is unconditional.

For arrangements which include development-based milestones, sales-based milestones or sales-based royalties the Company recognizes revenue once the performance obligation related to the milestone or royalties are satisfied, or when the related sales occur.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses, including those related to preclinical studies and product candidate manufacturing. We record the estimated costs of research and development activities based upon the estimated services provided and include these costs in accrued liabilities in the balance sheets and within research and development expenses in the statements of operations and comprehensive loss. Our accruals for services provided are based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. We estimate the amount of work completed by our third-party service providers through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. When we make advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized.

Stock-Based Compensation Expense

Stock-based compensation expense related to awards to employees and non-employees is measured at the grant date based on the fair value of the award. Stock-based compensation awards are subject to either service or performance-based vesting conditions. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period of the awards with service based vesting conditions, which is generally the vesting period, and is adjusted for pre-vesting forfeitures in the period in which the forfeitures occur. For performance-based awards, we recognize compensation based on the grant date fair value over the service period using the accelerated attribution method to the extent achievement of the performance condition is probable.

We use the Black-Scholes-Merton, or Black-Scholes, option-pricing model as the method for determining the estimated fair value of stock-based awards. The Black-Scholes model considers several variables and assumptions in estimating the fair value of each stock option that requires judgment. Changes in these variables and assumptions can materially affect the resulting estimates of fair value. These variables and assumptions include the per unit fair value of the underlying common units, expected term, expected volatility, risk-free interest rate, and expected dividend rate as follows:

Fair Value of Common Stock - The fair value of our common stock is determined by the Board of Directors with assistance from external valuation experts. Our approach to estimate the fair value of our common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Expected term - The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for our stock options is calculated based on the weighted-average vesting term of the awards and the contract period, or simplified method.

Expected volatility - The expected volatility is estimated based on the historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. Comparable companies are chosen based on their size, stage in the life cycle or area of specialty.

Risk-free interest rate - The risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

Expected dividend - We have never paid dividends on the common stock and have no plans to pay dividends on the common stock. Therefore, we use an expected dividend yield of zero.

The fair value of restricted stock awards is their grant date fair value.

See Note 11 to our audited financial statements and to our unaudited interim condensed financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods presented.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock, the estimated fair value has been determined by our board of directors as of the date of each award grant. These determinations were made with input from management and were informed by independent third-party valuations. Our board considered a variety of objective and subjective factors to determine the fair value of our common stock, including:

•	the prices, rights, preferences, and privileges of our preferred stock relative to those of our common stock;

•	our stage of development and the progress of our research and development efforts in in vivo genetic medicines and CRISPR-based technologies;

•	the competitive landscape for our lead product candidate and development programs;

•	our financial condition and operating results, including levels of available capital resources and the presence of convertible notes;

•	the lack of marketability of our common stock and an estimated time to a liquidity event; and

•	external market conditions, including the performance of biotechnology-specific indices and comparable publicly traded companies.

We obtained third-party independent valuations of our common stock. These valuations were considered by our board of directors, and adjusted accordingly, in determining the fair value of our common stock. These valuations were performed in accordance with the framework of the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

For valuations performed prior to February 28, 2026, the estimates of the fair value of our common stock were based on the Indexing Method, which is a form of the Market Approach. Under the Indexing Method, we estimated the total fair value of our shareholders’ equity by adjusting prior valuation results based on an assessment of relevant market data and company-specific events. This included analyzing the equity value movements of a peer group of comparable public biotechnology companies, industry-specific exchange-traded funds, and broader market indices such as the Nasdaq Composite and S&P 500.

In these valuations, the value of our common stock was allocated using the Option Pricing Method, or OPM. The OPM treats common securities and preferred securities as call options on the total equity value of the company, with strike prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. These strike prices were set based on the specific liquidation preferences of our Series B, Series A, Series A-1, and Series A-2 preferred stock, as well as the exercise prices of our outstanding warrants and stock options. Under this method, the common stock has value only if the funds available for distribution exceed the value of the preferred security liquidation preferences at the time of a liquidity event, such as a strategic sale or merger.

As we reached more advanced stages of development, values associated with potential outcomes were considered estimable and the prospects of an initial public offering, or IPO, in the near term became more known, we transitioned to the hybrid method to determine the fair value of our common stock. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more scenarios is calculated using an option pricing method, or OPM. PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. For this valuation, we considered two primary outcomes: an IPO exit scenario and a “Stay Private” scenario. In the Stay Private scenario, we utilized the Indexing Method to estimate total equity value and the OPM to allocate that value among our various share classes. In the IPO exit scenario, we estimated the value of each share class based on the fully diluted ownership as of the anticipated exit date. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of these possible outcomes, as well as the rights and preferences of each class of stock. The future value of the common stock under each outcome was discounted back to the valuation date at an appropriate risk-adjusted discount rate. A discount for lack of marketability was then applied to arrive at an indication of value for the common stock on a non-marketable basis.

The determination of the fair value of our common stock requires management to make significant estimates and assumptions. These valuations are based on management’s best assessment of numerous objective and subjective factors, which involve inherent uncertainties and the application of substantial judgment. Had we used different assumptions or if factors regarding our business or market conditions were to change, the resulting fair value of our common stock and the related stock-based compensation expense could have been materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. We are exposed to market risks related to changes in interest rates of our cash equivalents and short-term investments. However, due to the short-term nature of these cash equivalents and investments, we do not believe that a hypothetical 10% increase or decrease in interest rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.

Foreign Currency Exchange Risk

All of our employees and our operations are currently located in the United States and our expenses are primarily denominated in U.S. dollars. Our expenses are denominated in both U.S. dollars and foreign currencies. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not had a formal hedging program with respect to foreign currency. We do not believe that a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and research and development costs. We do not believe that inflation had a material effect on our business, results of operations, or financial condition, or on our financial statements included elsewhere in this prospectus.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include: (i) being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (ii) reduced disclosure about our executive compensation arrangements; (iii) not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved; (iv) an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and (v) an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

BUSINESS

Overview

We are a clinical-stage biotechnology company engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. While current genetic medicines are largely limited to rare disorders, we are engineering our technologies for use in common diseases affecting millions. By targeting prevalent diseases with significant unmet need and high clinical burden, we aim to usher in a new era of broadly scalable, transformative, and preventative genetic medicines. Our focus is on cardiovascular and metabolic, or CVM, diseases with initial programs to address the key drivers of atherosclerotic cardiovascular disease, or ASCVD. We are designing CRISPR-based genetic medicines to be well-tolerated, effective, durable, and scalable enough to shift the treatment paradigm from symptom-driven intervention and chronic care to population-level prevention, with the goal of broadly democratizing access to the cardioprotective effects of known genetic variants. Our lead product candidate, STX-1150, utilizes ELXR, our highly engineered epigenetic silencing technology, and is designed to deliver persistent and potent LDL-C reductions without permanent genetic changes. STX-1150 is a demonstration of moving towards our goal to transform practical therapeutic adherence and real-world medical outcomes for patients in the multibillion-dollar LDL-C lowering landscape. We have secured regulatory clearance from the Australian Therapeutic Goods Administration, or TGA, for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Every 40 seconds, someone in the United States suffers a heart attack, and each year, heart disease costs the nation more than $400 billion, according to the American Heart Association, or AHA. Despite major advances in our understanding of the pathology of heart disease and ASCVD, and the development of new classes of pharmaceuticals, we believe today’s standard of care for ASCVD is insufficient. Existing treatments fail to demonstrate broad real-world impact due to limitations in efficacy, well-documented side effects, and the burden of chronic polypharmacy, which all contribute to poor uptake, low adherence, and limited persistence. Similarly, patients often discontinue therapy due to the lifelong burden of taking medication, loss of insurance, high out-of-pocket costs, or the logistical burden of ongoing clinic visits. Moreover, treatment is often initiated only after substantial cumulative arterial injury or an acute cardiovascular event. These limitations of the current treatment paradigms underscore the importance of developing effective and durable therapies that can be administered safely early in the course of disease, reduce the barriers to treatment continuation for patients, and provide compelling health-economic value to payors.

We believe that a fundamentally different approach is required to meaningfully treat or prevent ASCVD. We must create practical, optimized therapies that remain effective even when used early in disease progression. To realize this vision, we are executing a differentiated strategy that applies a full-stack engineering approach coupling generative artificial intelligence and machine learning, with massively parallel experimental validation to optimize and tailor CRISPR technologies for the precise demands of each therapeutic application. Through this proprietary approach, which we refer to as CRISPR by Design, we systematically evaluate disease biology, target genetics, and commercial opportunities against product requirements to engineer the most appropriate and scalable solution for each therapeutic application. This disciplined, data-driven strategy has led us to engineer two proprietary technologies based on a novel CRISPR-CasX enzyme: the Epigenetic Long-Term X-Repressor, or ELXR, designed for precise, durable epigenetic silencing without altering the underlying DNA sequence; and the X-Editor, or XE, designed for specific and efficient gene editing. When developing a program, rather than committing to a single technology upfront, we advance multiple approaches in parallel and prioritize the modality that demonstrates the most favorable safety, durability, and efficacy profile for each product candidate based on empirical data. We believe this engineering-led, evidence-based strategy, combined with a technology stack purpose-built for broad patient populations, positions us to develop competitive and scalable genetic medicines across a wide range of cardiovascular indications. We are advancing three in vivo product candidates targeting three key lipid drivers of ASCVD: elevated low-density lipoprotein cholesterol, or LDL-C, elevated lipoprotein(a), or Lp(a), and elevated triglycerides carried by triglyceride-rich lipoproteins, or TRLs.

Our lead product candidate, STX-1150, is an epigenetic silencing therapy that is based on our ELXR technology and is designed to durably lower LDL-C for years to decades by repressing the expression of PCSK9, a genetically and clinically validated target. Inhibition of PCSK9 is among the most effective known mechanisms to reduce LDL-C, complementing or outperforming other existing therapies. Unlike CRISPR gene editing, base editing, or prime editing approaches, STX-1150 utilizes our ELXR silencing technology and is designed to achieve long-lasting therapeutic benefit without permanently altering underlying DNA sequence. STX-1150 aims to improve on the real-world efficacy of small-molecule, antibody, and siRNA therapies by eliminating the need for years to decades of chronic medication.

In a study in NHPs, a single dose of a prototype STX-1150 was generally well-tolerated and produced therapeutically meaningful, durable LDL-C reduction of greater than 50% sustained for two years. Durable and early LDL-C lowering of this magnitude has been demonstrated in human genetic studies to reduce ASCVD risk by up to 88%, underscoring the potential to transform the current treatment paradigms from late-stage intervention to effective prevention. The large and expanding LDL-C lowering market is characterized by a persistent gap between efficacy observed in controlled settings and real-world outcomes. We believe STX-1150’s long-acting epigenetic mechanism could increase current adherence rates that are typically only 40–50%, which can drive superior clinical outcomes for patients through increased adherence-adjusted efficacy and compelling health-economic value for payors while avoiding the risks of permanent genetic modification. Given that ASCVD is a chronic condition, we believe providing patients with improvements in practical adherence can compound over time to drive better clinical outcomes, enabling more efficient payor management and broadening patient access. As a result, we believe STX-1150 has the potential to expand the growing market for PCSK9-based LDL-C–lowering medicines, which currently exceeds $5 billion annually yet remains significantly underpenetrated, with fewer than 1% of eligible patients treated. We have secured regulatory clearance from the Australian TGA for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Our next programs, STX-1200 and STX-1400, target two additional lipid drivers of ASCVD, elevated Lp(a) and severely high triglycerides, by editing the LPA and APOC3 genes, respectively. Both programs are based on our XE technology and aim to provide curative solutions for genetic diseases associated with the modification of these targets.

In mouse models of disease, prototype versions of both STX-1200 and STX-1400 programs have achieved greater than 90% reduction in target gene expression with durable effect consistent with a one-time treatment profile. In NHPs, surrogates demonstrated greater than 95% Lp(a) reduction and greater than 75% APOC3 on-target editing, respectively. In an off-target analysis of primary human hepatocyte donor cells, no detectable off-target editing was observed even at supersaturating doses, which we believe underscores the potential precision and safety of these prototypes and further supports the potential of our highly engineered XE technology.

Elevated Lp(a) and high triglycerides represent large and key risk factors for ASCVD. Roughly one in five individuals globally has elevated Lp(a) defined as greater than 50 mg/dL, representing over one billion individuals that have a two- to four-fold increased risk of premature heart attack and aortic stenosis. Recent genetic studies suggest that lifetime Lp(a) lowering of greater than 90% could reduce ASCVD events by up to 70%. In addition, patients with genetically driven severe hypertriglyceridemia (such as FCS, or multifactorial chylomicronemia) face recurrent pancreatitis and a high burden of morbidity. Despite newly approved RNA targeting approaches, durable triglyceride lowering remains challenging, and existing treatments require chronic administration to solve a lifelong problem. A one-time, curative gene-editing approach like STX-1400 could address an estimated 100,000 or more high-risk patients worldwide, while also enabling potential expansion into broader patient populations where durable triglyceride lowering may lead to ASCVD risk reduction.

We have been awarded grant funding from the California Institute for Regenerative Medicine, or CIRM, of up to approximately $25.7 million to support the development and manufacturing activities for our STX-1200 and STX-1400 programs. With CIRM funding support we anticipate continuing to advance both the STX-1200 and STX-1400 programs through preclinical development to enable the initiation of a Phase 1 clinical trial for one of these programs as early as 2027 and one in 2028.

Taken together, STX-1150, STX-1200, and STX-1400 exemplify and are enabled by our proprietary CRISPR by Design approach, which applies a systematic, data-driven process to optimize naturally occurring bacterial immune systems into a suite of genome and epigenome editing tools with favorable activity, specificity, and deliverability. We believe this approach allows us to rigorously address the fundamental pillars of safety, effectiveness, durability, and scalability in our development of genetic medicines, with the goal of setting a new benchmark for in vivo CRISPR applications in large patient populations.

Our disciplined operating model, complemented by upfront and milestone payments from our strategic collaborations and grants, has allowed us to operate with a high degree of capital efficiency. We believe our CRISPR by Design approach enables us to advance target concepts to development candidates quickly, with the potential to materially reduce discovery timelines and associated costs. Our strategic collaborations — including with Sanofi in rare genetic diseases, such as sickle cell disease, and Lilly in neurological and neuromuscular disorders — leverage the commercial and delivery expertise of leading biopharmaceutical companies while demonstrating the versatility of our technologies. Since our founding in 2017, we have raised approximately $150.0 million in equity financing, with only one dilutive financing in the past four years, while maintaining significant ownership and optionality across both our internal program portfolio and our collaboration programs. Since the groundbreaking discovery of CRISPR-based genome editing by our co-founder, Nobel Laureate Dr. Jennifer Doudna, the extraordinary potential for genetic medicine has become increasingly clear. We were founded on the thesis that comprehensive CRISPR system engineering and optimization are required to address the activity, specificity, and delivery limitations of earlier technologies. We believe our engineering-first philosophy has enabled us to become one of the only companies that has created two distinct, novel and therapeutically relevant CRISPR technologies derived from a unique CRISPR enzyme foundation. This foundation, together with our enabling engineering, supports a robust intellectual property portfolio. Our deliberate focus on cardiovascular and metabolic diseases further differentiates us by driving the creation of technologies capable of serving some of the most prevalent and debilitating conditions worldwide.

Our portfolio

Our initial programs focus on three key lipid drivers of ASCVD: elevated LDL-C, elevated Lp(a), and severely elevated triglycerides, which can be modified by targeting the genetically and clinically validated PCSK9, LPA, and APOC3 genes, respectively. We believe that addressing these genetic risk factors is fundamental to transforming the prevention and treatment of ASCVD. Our wholly-owned pipeline is outlined below:

Our lead product candidate, STX-1150 targeting PCSK9 for LDL-C lowering

STX-1150 utilizes LNP delivery of our ELXR technology to repress the expression of the PCSK9 gene by installing epigenetic marks that durably regulate gene transcription without changing the underlying DNA sequence. Inhibition of the PCSK9 gene is among the most effective known mechanisms to reduce LDL-C.

Individuals born with loss-of-function variants in the PCSK9 gene live with meaningfully lower baseline LDL-C and experience up to 88% lower risk for coronary heart disease without any distinguishable adverse effects from lifetime lower LDL-C levels.

In in vivo studies in both murine and NHP models, a STX-1150 prototype achieved up to 90% reduction of circulating PCSK9 protein and up to 68% reduction of LDL-C. Epigenetic silencing with the STX-1150 prototype has been observed for more than 300 days in mice and two years in NHPs, consistent with a highly durable treatment profile significantly greater than other PCSK9 gene inhibiting therapies which are dosed chronically.

STX-1200 targeting LPA

STX-1200 utilizes LNP delivery of our XE technology to precisely edit and inactivate the LPA gene. Variants in the LPA gene drive elevated Lp(a) levels, which confer a two- to four-fold increased risk of premature heart attack and aortic stenosis. Elevated Lp(a) affects up to 20% of the global population, is genetically determined and has no approved therapies.

In preclinical studies, prototype constructs of STX-1200 have shown greater than 95% reduction in secretion of apolipoprotein(a), or apo(a), the defining component of Lp(a), in primary human hepatocytes and murine models. Off-target safety studies have shown no detectable editing at more than 100 top-nominated genomic sites, even at 10x supersaturating doses in primary human hepatocyte donor cells.

STX-1400 targeting APOC3

STX-1400 utilizes LNP delivery of our XE technology to reduce expression of the APOC3 gene, aiming to increase clearance of triglyceride-rich lipoproteins. Severely elevated triglycerides represent a third independent risk factor for ASCVD and have been shown to dramatically increase rates of pancreatitis. Variants in the APOC3 gene are strongly associated with high triglyceride levels and cardiovascular risk, while loss-of-function APOC3 gene variants are linked to lifelong low triglycerides and reduced ASCVD incidence. Inhibition of the APOC3 gene has been shown to be a safe and effective means of reducing triglyceride-associated acute pancreatitis by more than 80%, making it a valuable target to treat familial chylomicronemia syndrome, or FCS, and expand into triglyceride, or TG, driven ASCVD risk with further study.

In preclinical studies, prototype constructs of STX-1400 have demonstrated greater than 95% reduction of APOC3 expression in primary human hepatocytes and murine models, with off-target safety studies having shown no detectable editing across more than 100 top-nominated genomic sites, even at 10x supersaturating doses in primary human hepatocyte donor cells. Potency testing of surrogate molecules in NHPs achieved saturating gene-editing levels exceeding 75% of the whole liver at therapeutically relevant doses.

Future pipeline opportunities

We believe that our ELXR and XE technologies have applications beyond targeting PCSK9, LPA, and APOC3. We are expanding our pipeline with several additional cardiometabolic programs in the discovery stage. As genetic risk factors for health conditions are further characterized, we strive to bring precisely engineered CRISPR-based medicines to the forefront of treatment in other high-impact indications such as obesity, metabolic dysfunction-associated steatohepatitis, or MASH, and other cardiometabolic-related disorders. In addition, we may also pursue opportunities to expand the impact of our technologies into broader therapeutic areas through opportunistic collaborations.

Our partnered programs

Beyond our wholly-owned pipeline, we are collaborating with leading global biopharmaceutical companies on specific genetic targets in other therapeutic areas where our precision-engineered CRISPR-based technologies can address urgent unmet medical needs. These collaborations provide significant value through upfront payments, research funding, milestone payments, and royalties, as well as options for limited co-development participation. To date, we have received over $180 million in upfront, milestone, and expense reimbursement payments in total from these collaborations. We believe these collaborations validate the versatility and scalability of our engineering-first approach while generating meaningful near- and long-term value.

•	In our collaboration with Sanofi, we apply our XE technology to develop in vivo CRISPR-based therapies for sickle cell disease and other genetic diseases.

•	In our collaboration with Lilly, we combine our CRISPR by Design approach with Lilly’s expertise in the development of genetic medicines for neurological and neuromuscular disorders.

Together, we believe these efforts position us to become a leading developer of scalable in vivo CRISPR-based medicines capable of addressing some of the world’s most prevalent and preventable diseases.

History and team expertise

Since our founding, we have raised approximately $150 million from investors. As a founder-led organization, we have maintained both a long-term vision of developing highly engineered CRISPR-based medicines for prevalent cardiometabolic diseases, and a focus on disciplined capital efficient execution. We were founded to advance CRISPR technologies developed in the lab by our co-founders: Dr. Jennifer Doudna, Nobel Laureate and the co-discoverer of CRISPR-Cas9 genome engineering technology; Dr. Benjamin Oakes, our Chief Executive Officer; Dr. David Savage, Professor of Molecular and Cell Biology at the University of California, Berkeley and a thought leader in structural biology and protein engineering; and Dr. Brett Staahl, our Vice President of External Innovation, a pioneer in in vivo and ex vivo CRISPR delivery technology. Based on our deep understanding and extensive hands-on experience engineering and applying CRISPR and other gene editing technologies, we believe we have a strong foundation to build upon in advancing a groundbreaking new approach to CRISPR technology that has the potential to transform human medicine.

Since our inception, we have assembled a diverse group of individuals that includes:

Leaders in genetic medicines and proven company builders. Our co-founder and Chief Executive Officer, Dr. Oakes, has spent his entire professional and academic career engineering and developing genetic medicine technologies and has co-authored numerous publications and patent applications across molecular engineering, genome editing, and epigenetic modification. Our Chief Financial Officer, David L. Parrot, has more than 25 years of experience as an investment banker helping private and public life sciences companies raise capital and execute strategic transactions. Our Chief Operating Officer, Dr. Svetlana Lucas, brings over 20 years of experience in strategy, commercialization, and business development leadership having completed numerous business development transactions across the spectrum of pharmaceutical and biotechnology companies.

Experienced scientists and engineers dedicated to creating and developing the future of genetic medicine. Our broader scientific leadership team has deep experience in the genome editing space. The leaders of our discovery, development, technology operations, and program management teams have decades of industry experience combined and have been involved in more than 50 IND and CTA submissions.

World-renowned scientific advisory board composed of genetic medicine pioneers. Our scientific advisory board includes distinguished leaders in genetic medicine and is led by Nobel Laureate Dr. Doudna and Dr. Savage and includes Dr. Kausik Ray, a world-renowned and recognized leader in clinical research focused on cardiovascular disease.

Deeply knowledgeable and experienced board of directors and investors. Our board of directors is composed of established company builders, executives, scientists, and investors. In addition, we have attracted a knowledgeable group of investors, including Andreessen Horowitz, Avoro Capital, OrbiMed, and Eli Lilly and Company, among others. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different investment strategies and risk tolerances and may have received their shares in prior offerings at prices substantially lower than the price offered to the public in this offering. In addition, some of these investors may not be subject to reporting requirements under Section 16 of the Exchange Act, and, thus, prospective investors may not necessarily know the total amount of investment by each of our existing investors and if and when our existing investors may decide to sell any of their shares. See the section titled “Principal Stockholders” for more information and current holdings of these stockholders.

Our engineered CRISPR platform technologies

Over the last decade, CRISPR-Cas9 has progressed from fundamental science to a widely adopted research tool and, more recently, a therapeutic modality; however, important technical limitations have become evident. We believe these limitations arise in part because many CRISPR-based technologies are derived with limited modification from naturally occurring microbial immune systems and have not been comprehensively engineered for use in human therapeutic settings. Even newer fusion-based approaches, such as base editing, prime editing, and Cas9-based epigenetic modulation, largely rely on these same foundational CRISPR designs and have been translated rapidly from academic research without extensive optimization for clinical performance.

Rather than aligning exclusively with any single wave of CRISPR technology, we believe that realizing the therapeutic potential of CRISPR-based medicines requires deliberate selection and closed-loop engineering of a CRISPR technology best suited to a given disease. This view is informed, in part, by the technological evolution observed in the antibody and RNAi fields, where early iterations of these technologies initially demonstrated limited clinical impact until successive rounds of engineering substantially improved therapeutic index. To that end, we have designed our organization to pursue an engineering-first strategy that prioritizes novel technology development in service of defined clinical and commercial objectives for a particular target. We then systematically evaluate disease biology, target genetics and delivery constraints while incorporating continuous feedback from disease models to guide successive rounds of optimization for a specific therapeutic application. In support of this approach, we have developed a suite of proprietary engineering methodologies, including machine learning–based models coupled with massively parallel experimental validation, to create and refine our CRISPR-based technologies: ELXR, designed for precise, durable epigenetic silencing of genes without changing the underlying DNA sequence, and XE, designed to support specific and efficient gene editing.

ELXR is our epigenetic silencing technology designed to durably and reversibly repress gene expression without altering the underlying DNA sequence. Specifically, since ELXR is designed to silence genes by depositing DNA methylation and associated repressive histone marks at the specified or targeted genomic locus without changing the DNA, these epigenetic marks are not permanent and could be reversed through deliberate intervention, which we have demonstrated in preclinical proof-of-concept experimental studies via use of a small-molecule inhibitor. ELXR uses a nuclease-inactivated, CasX-derived CRISPR protein fused to epigenetic effector domains to install histone modifications and DNA methylation marks at specified genomic loci, mimicking natural epigenetic processes to provide long-term, tunable silencing of disease-causing genes while maintaining genomic integrity. Uniquely, ELXR incorporates an allosteric regulatory domain, adding a built-in specificity control that is designed to reduce off-target effects and improve safety, as well as maintain or enhance on-target activity, differentiating ELXR from Cas9-based epigenetic editors used in the field or in the clinic. In addition, ELXR’s reversibility and inherent specificity may make it particularly well suited for applications where permanent genome modification is less desirable. We believe ELXR represents a fundamental advancement and likely endpoint in the evolution of mRNA-silencing technologies, potentially addressing the durability limitations inherent to existing modalities such as siRNAs and ASOs. Whereas these existing approaches require repeated dosing over months to maintain target suppression, ELXR is designed to sustain clinically meaningful mRNA reduction over years without permanently altering the underlying DNA sequence. Unlike existing therapies that demonstrate significant attenuation of effect outside controlled clinical settings, this level of durability has the potential to enable sustained, clinical trial-level target suppression in real-world use. We anticipate this attribute will be particularly important in chronic diseases such as cardiovascular disease where long-term adherence and consistent target modulation are critical determinants of outcomes.

XE is our gene-editing technology designed for precise and versatile genetic modification. It utilizes a staggered DNA cleavage mechanism to achieve high on-target activity, specificity, and flexibility across a range of applications, including gene knock-out, knock-down, knock-up, knock-in, allele-specific targeting, exon skipping, genetic excision, and other gene modifications. A data-driven and iterative campaign has engineered our novel CasX enzyme, XE, with improved nuclease stability, DNA binding, cleavage activity, and specificity, resulting in greater than 100-fold higher editing than naturally occurring CasX in cell-based assays while maintaining exquisite specificity across target sites. Taken together with its compact size and engineered PAM recognition, XE provides a differentiated combination of potency, specificity, and delivery flexibility relative to Cas9 and other Cas12-based editing systems. We believe XE combines high efficiency with a well-characterized mechanism of action and a broad therapeutic window, providing the potential for durable, one-time treatments for genetically defined diseases.

Both ELXR and XE were purposefully engineered to exhibit high activity, specificity, durability, and deliverability across multiple tissues, cell types, and species. In NHP and other preclinical studies, our ELXR and XE technologies have demonstrated consistent performance across numerous organ systems, supporting their potential applicability to a wide range of in vivo therapeutic settings. Given this performance, we have conducted and will continue to utilize preclinical head-to-head development and testing of multiple CRISPR technologies in vivo to determine the best technology for the job. We believe the demonstrated breadth and precision of our CRISPR engineering approaches represent a key differentiator for us. These capabilities have enabled the rapid construction of our pipeline focused on cardiometabolic diseases and the execution of multiple strategic collaborations spanning in vivo sickle cell disease and central nervous system disorders. We believe this broad pipeline validates the versatility of our technologies and their relevance across multiple high-value therapeutic categories.

We also believe our intellectual property, or IP, position benefits from our utilization of our proprietary CRISPR-CasX enzyme. The IP landscape for CRISPR is extensive and heavily weighted to Cas9, with over 10,000 patent applications claiming Cas9-based technologies. We believe this landscape creates complexity for the development and commercialization of Cas9-based genetic medicines. In contrast, we have developed proprietary, highly engineered CasX-based technologies. We apply an evergreen engineering and filing strategy that continues to generate novel and improved compositions of our technologies that are intended to support a durable IP portfolio.

Our strategy

We are committed to engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. Our focus is on CVM diseases, where we are designing CRISPR-based genetic medicines to democratize the effects of known protective genetic variants more broadly.

The key components of our strategy are to:

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Advance the clinical development of our lead program, STX-1150, for potent and persistent LDL-C lowering: STX-1150 is designed to provide a novel therapeutic solution for potent and persistent LDL-C lowering for more than 200 million people in the United States and Europe. STX-1150 leverages our ELXR epigenetic CRISPR technology to durably silence PCSK9, a key regulator of

LDL-C metabolism in the liver, without permanently altering the underlying DNA sequence. STX-1150 is designed to address the limitations of other PCSK9 targeting approaches. We secured regulatory clearance from the Australian TGA for and initiated a first-in-human clinical trial of STX-1150.

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Develop STX-1200 and STX-1400 for elevated Lp(a) and triglycerides, respectively: Our next programs are currently near development candidate stage and are designed to extend our technologies into two additional genetically defined lipid disorders: elevated lipoprotein(a) and elevated triglycerides. Both programs use our XE gene-editing technology, which enables precise, permanent modification of disease-associated genes. STX-1200 targets LPA to reduce Lp(a), an established genetic driver of ASCVD, while STX-1400 targets APOC3 to lower triglycerides and reduce the risk of pancreatitis and cardiovascular events. With CIRM funding support, we anticipate continuing to advance both the STX-1200 and STX-1400 programs through preclinical development to enable the initiation of a Phase 1 clinical trial for one of these programs as early as 2027 and one in 2028.

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Expand our pipeline into other prevalent cardiometabolic indications with high unmet need: We are expanding our wholly-owned pipeline to treat other prevalent diseases that have substantial unmet need and are associated with high morbidity and mortality. The focus on cardiometabolic diseases reflects our prioritization of indications where standard of care therapies leave significant unmet needs which we believe our CRISPR-based technologies can effectively address. The tunable, modular nature of our technologies enables highly specific genetic interventions, making it possible to apply them towards a variety of highly prevalent and debilitating diseases with the goal of broadly democratizing access to the cardioprotective effects of known genetic variants. We plan to expand into additional indications where durable genetic modulation could deliver meaningful clinical benefit, including obesity, MASH, and other cardiometabolic and related diseases where genetic mechanisms are beginning to be established.

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Leverage our CRISPR by Design approach to continue optimizing and evolving our technologies: We have strategically chosen to invest in engineering two initial CRISPR-based technologies built on our novel CasX enzyme, ELXR silencing and XE editing, which enable distinct genetic modification outcomes. We seek to maintain our position at the leading edge of CRISPR-based therapeutics by continuously enhancing our technologies across various areas, including activity and selectivity. Leveraging our proprietary CRISPR by Design approach, we employ iterative engineering cycles and data-driven, AI-powered optimization to enhance enzyme activity, guide specificity, and delivery performance. This continuous engineering flywheel accelerates the evolution of our CRISPR-based technologies which we can apply toward developing durable genetic medicines for patients worldwide.

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Develop manufacturing strategies and partner capabilities to enable scalable production of genetic medicines: We are investing in process development, analytical testing, and manufacturing capabilities to ensure efficient clinical translation and future commercial scalability. We are currently working with Good Manufacturing Practice, or GMP, vendors to produce all components of our drug candidates for our first clinical trial batches. We have successfully executed batches at clinical scale through our vendors and are on track to produce clinical batches for our planned first-in-human trial of STX-1150. We have also developed proprietary production processes designed to yield high-purity and high-quality mRNA that are crucial for in vivo liver editing applications. Our goal is to build a sustainable genetic-medicine company capable of delivering safe, effective, and durable CRISPR-based therapies at population scale.

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Expand the impact of our proprietary CRISPR-based technologies through strategic collaborations: We recognize that our CRISPR-based platforms have the potential to create life-changing genetic medicines in indications beyond the scope of our CVM focus. We are committed to broadening and accelerating the potential impact of our platforms in other therapeutic areas, and plan to do so in a capital efficient manner by pursuing strategic collaborations. To date, we have entered into development collaborations outside of cardiometabolic diseases, including with Sanofi for in vivo therapeutics for sickle cell disease and other genetic diseases and with Lilly for neurological and neuromuscular indications. We believe our approach to business development allows us to focus internal efforts and capital resources on our core cardiometabolic pipeline while seeking to further maximize the potential for patient impact through our collaborators.

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Continue to execute with capital discipline and operational efficiency as we expand our portfolio: We are intentionally structured to operate with scientific and disciplined execution enabling capital efficiency. We believe our deep technical understanding of CRISPR’s potential and current limitations combined with our proprietary engineering approach enables efficient execution with relatively lower capital investment and headcount than is typical for genetic medicine development. For example, our CRISPR by Design approach has, in prior programs, supported advancement of target concepts to highly engineered candidates within approximately twelve months. We believe this approach can reduce discovery timelines and associated costs while supporting improvements in molecular potency and specificity. This capital efficiency is further supported by our utilization of strategic collaborations. To date, we have raised approximately $150 million in equity financing while maintaining significant ownership and strategic optionality across both our internal cardiovascular medicine portfolio and our partnered programs. We believe this focused operating model has allowed us to build a sustainable and uniquely capital-efficient genetic medicine company.

The imperative for better ASCVD disease outcomes

Today’s healthcare model often relies on treating disease once it becomes symptomatic, emphasizing acute care over long-term outcomes and quality of life. Patients seeking to maximize their health span have limited control, as care decisions are shaped by a complex network of stakeholders with misaligned incentives, as well as administrative, coverage and economic barriers that can prevent initiation or continuation of effective therapies. We see a meaningful opportunity to transform healthcare from symptomatic treatment to early prevention by leveraging genetic medicine that aligns treatment decisions with the patient’s best disease outcome in a durable way, reducing frictions across the care pathway and enabling patients to regain control over their long-term health trajectory.

Nowhere is this paradigm shift more urgent than in ASCVD. In the United States alone, nearly half of all adults, or over 120 million individuals, carry some form of cardiovascular disease. ASCVD, in particular, is expected to impact more than 61% of adults in the United States by 2050. In addition, mortality associated with cardiovascular disease has increased significantly, accounting for about 30% of all deaths in 2021, a trend that is expected to accelerate due to demographic factors such as an aging population and worsening metabolic health. ASCVD has not only impaired patients’ health and quality of life but also imposed a significant economic burden on the healthcare system, which is estimated at $422 billion in annual direct and indirect costs in 2019–2020 in the United States and is projected to incur $1.8 trillion in total costs by 2050.

We believe today’s standard of care for ASCVD is insufficient as existing treatments suffer from significant access, efficacy, durability, and adherence issues, often leaving patients underserved and financially straining the healthcare system. Clinical guidelines typically begin with lifestyle modification, followed by pharmacologic therapy, most often with statins as first-line lipid-lowering agents. When LDL-C goals are not met, clinicians may layer on additional therapies, with combination regimens capable of reducing LDL-C by 80% to 90%. However, despite the potency of this tiered treatment paradigm and the broad availability of LDL-C-lowering options, approximately 75% of patients do not consistently achieve the LDL-C goals associated with well-managed disease. This disconnect reflects the substantial gap between efficacy observed in controlled settings and outcomes achieved in real-world practice, driven in large part by poor long-term treatment persistence. Although lipid-lowering therapy is intended as a long-term, and often lifelong, intervention, discontinuation rates by day 300 have been reported at 71% for statins, 73% for ezetimibe, and 55% for PCSK9 antibodies. Overall, though decades of innovation have led to clinically effective LDL-C lowering medicines, real-world persistence on therapy remains remarkably poor, leaving a significant portion of patients without sustained cardiovascular protection and at unnecessary risk for cardiac events. We believe the central challenge in ASCVD is no longer transient LDL-C lowering, but rather the need to safely and consistently lower LDL-C levels over a patient’s lifetime.

In addition to LDL-C, emerging but key lipid drivers for ASCVD, including Lp(a), TRLs, and remnant cholesterol, remain largely undertreated. These drivers are infrequently measured in routine clinical practices and there is a lack of available and effective pharmacotherapies, representing a significant unmet need.

Leveraging nature’s blueprint for better cardiovascular health

Elevated LDL-C, Lp(a) and triglycerides are well understood to be key drivers of dyslipidemia and eventually ASCVD. Recent genetic studies and randomized controlled trials demonstrate that reducing lifetime exposure to these risk factors is critical to preventing ASCVD. We believe durable genetic medicines have the potential to address the ASCVD treatment gap, and nature provides a blueprint to address each of these three risk factors via cardioprotective variants:

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LDL-C and the PCSK9 gene: Elevated LDL-C levels in the bloodstream, which is characterized as hypercholesterolemia, can promote the formation of plaques in arterial walls, restricting blood flow and increasing the risk of heart attacks and strokes. Hypercholesterolemia affects over 200 million patients in the United States and Europe. Inhibition of PCSK9 is among the most effective known mechanisms to reduce LDL-C. Individuals born with loss-of-function variants in the PCSK9 gene live with meaningfully lower baseline LDL-C and experience up to 88% lower risk for coronary heart disease without any distinguishable adverse effects from lifetime lower LDL-C levels.

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Lp(a) and the LPA gene: Elevated Lp(a) is another prominent key risk factor for ASCVD independent of LDL-C, affecting an estimated 20% of the general global population, with over 80 million patients in the United States and European Union living with severely elevated Lp(a), making it possibly the most prevalent genetic disease known to humans. Elevated Lp(a) is associated with an increased risk of ASCVD, even when LDL-C is well controlled, due to its role in promoting clot formation, inflammation, and plaque buildup. While population levels of Lp(a) are normally low, specific LPA variants associated with higher levels of Lp(a) drive two- to four-fold increased risk of premature heart attack and aortic stenosis, as well as up to a 50% increase in stroke and overall cardiovascular mortality.

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Triglycerides and the APOC3 gene: Elevated levels of TRLs carrying remnant cholesterol are an independent key risk factor for ASCVD, and cause other devastating morbidities such as acute pancreatitis. Levels of TRLs account for a significant portion of residual cardiovascular risk in patients with LDL-C under control on statin therapy. Studies have now shown that individuals with loss-of-function mutations in the APOC3 gene have 39% lower triglyceride levels than the general population, with a 40% lower risk of developing coronary heart disease.

Taken together, these preventative blueprints from naturally occurring genetic variants affecting the three key lipoprotein families support a treatment paradigm that aims to recapitulate the baseline cardioprotective outcomes from genetic variants in PCSK9, LPA, and APOC3 for a lifetime of reduced lipid exposure. We believe that fixing the chronic care model in ASCVD will come not from adding another pill to the regimen or slightly modifying existing modalities, but rather from a genetic medicine solution that can deliver nature’s genetic blueprint for better cardiovascular health to all patients. Focusing a new class of genetic medicines on these three targets has the potential to address the overwhelming majority of lipid-mediated ASCVD risk, providing a long-term solution for cardiovascular health which matches the durability of the therapy to the duration of the disease, and in turn, reshape how ASCVD is treated and ultimately prevented.

CRISPR by Design—Delivering nature’s blueprint for treating ASCVD

We believe that highly engineered CRISPR technologies are required to evolve genetic medicines from limited solutions for rare genetic disorders to scalable solutions for patients suffering from widespread diseases.

Since our inception, we have purposefully built our CRISPR-based technologies including ELXR and XE, to address broad patient populations, including those suffering from or at risk for ASCVD. Through our proprietary CRISPR by Design approach, we systematically evaluate disease biology, target genetics and delivery constraints against product requirements to engineer the most appropriate and scalable solution for each therapeutic opportunity. This disciplined, data-driven strategy incorporates empirical, head-to-head development and testing of distinct CRISPR technologies and has led us to create two complementary CRISPR platforms designed to address a broad spectrum of cardiovascular diseases. We believe our purpose-built CRISPR-based technologies can meet or exceed the high safety bar through rigorous and disciplined molecular engineering to substantially reduce the risk for off-target editing, achieve high potency to enable therapeutically relevant editing at lower doses, and lower risk of random genetic translocations or bystander edits that have been observed in more primitive Cas9-based systems. This level of non-negotiable commitment to safety and efficacy is the foundation for regulatory confidence and population-level adoption for novel treatment modalities such as genetic medicines.

We believe this comprehensive strategy maximizes our opportunity to develop well-tolerated, effective, durable, and scalable CRISPR-based therapies with the goal of establishing a new standard of care for large patient populations while empowering individuals to achieve long-term control of their own genetic health in order to prevent disease from occurring versus treating symptoms.

The benefit of such genetic therapies on humanity could be profound. A world largely free of ASCVD would return value at an unprecedented level in the form of millions of lives saved each year, higher quality of life for the millions trapped in a cycle of suboptimal chronic care, and recovered healthcare expenditure from avoided medical expenses. In the case of ASCVD, even partial risk reduction could generate significant economic value, as the AHA estimates that the US spends over $400 billion per year in healthcare costs related to uncontrolled ASCVD. We believe a significant portion of this spend could be avoided with a genetic medicine that broadens patient access to safe, effective, and durable therapy. The future of ASCVD care is clear: safe and durable genetic medicines which can transform cardiovascular care from treating symptoms to preventing disease via nature’s blueprint for better cardiovascular health providing significant value to the healthcare system and society, and most importantly, potentially transforming patients’ lifespan and health span.

Our initial cardiometabolic disease programs focus on three genetically validated targets: PCSK9, LPA, and APOC3, which modify key lipid drivers of ASCVD. We believe that addressing these genetic risk factors is fundamental to transforming the prevention and treatment of ASCVD. To this end, we are advancing our ELXR epigenetic silencing technology for PCSK9 and our XE gene-editing technology for LPA and APOC3 genes, using a data-driven approach to align each target with the optimal modality.

Elevated LDL-C: A key risk factor for ASCVD

A key contributor to ASCVD is low-density lipoprotein cholesterol, or LDL-C, often referred to as “bad” cholesterol. Elevated LDL-C levels in the bloodstream can promote the formation of plaques in arterial walls, restricting blood flow and increasing the risk of serious cardiovascular events, like heart attack and stroke. In most people, LDL particles constitute approximately 90% of circulating lipoproteins in fasting blood, and as a result, calculated plasma LDL-C, an easily measurable surrogate for LDL particle concentration, has become the focus for assessing cardiovascular risk and for evaluating pharmaceutical efficacy.

Extensive clinical evidence demonstrates a consistent, dose-dependent relationship between reduction in LDL-C exposure and reduction in ASCVD risk, as well as the importance of reducing LDL-C earlier and longer. Mendelian randomization studies show that variants across 50+ genes that lower LDL-C—including in drug targets like HMGCR, NPC1L1, and PCSK9—also lower ASCVD risk, supporting LDL as a key driver of ASCVD. Randomized clinical trial data further confirm this finding. A meta-analysis from European Atherosclerosis Society covering over 200 studies and over 150,000 cardiovascular events demonstrates a remarkably consistent dose-dependent log-linear association between the absolute magnitude of LDL-C burden and the risk of ASCVD. In addition, nearly 50 cardiovascular-outcomes trials across statin and nonstatin therapies such as ezetimibe, bempedoic acid and PCSK9 inhibitors have shown that lowering LDL-C directly reduced the risk of a cardiovascular event by 23% per unit of LDL-C lowering. Furthermore, recent studies using computational methods suggest that there is a stepwise decrease in ASCVD risk for each decade earlier in life that LDL-C lowering is initiated. Although aggressive LDL-C lowering initiated later in life can slow plaque progression, the plaque burden that accumulated prior to therapy initiation still persists and may lead to an acute CV event. This growing body of evidence consistently demonstrates that LDL-C is not merely a biomarker of increased cardiovascular risk but a key lipid driver in the pathophysiology of ASCVD.

Elevated LDL-C: The Role of PCSK9

Inhibition of PCSK9 is among the most effective known mechanisms to reduce LDL-C. Individuals born with loss-of-function variants in the PCSK9 gene live with meaningfully lower baseline LDL-C and experience up to 88% lower risk for coronary heart disease without any distinguishable adverse effects from lifetime lower LDL-C levels.

PCSK9 is predominantly secreted in the liver and impacts the levels of LDL-C in the bloodstream by binding to the LDL receptor, or LDLR, leading to its degradation. This degradation reduces the removal of LDL-C from circulation and subsequently leads to higher levels of circulating LDL-C. Conversely, reducing PCSK9 leads to an increase in surface expression of LDLR on cells and results in the subsequent reduction of LDL-C. Studies have shown that naturally occurring genetic variants in PCSK9 are associated with lower plasma levels of LDL-C and confer protection against coronary artery disease, or CAD. This relationship was consistent across two independent populations and demonstrated a clear dose-response effect. In one population, individuals carrying the PCSK9 gene with nonsense mutations, which lowered LDL-C by approximately 40 mg/dL experienced an 88% reduction in CAD incidences. In this particular population, over half had hypertension, almost one third smoked, and nearly 20% had diabetes—suggesting that a lifelong history of reduced LDL-C can significantly lower CAD risk even in the presence of multiple other non-lipid risk factors. In another population, those with the PCSK9 protein variant R46L, which lowered LDL-C by about 20 mg/dL, experienced a 50% reduction in CAD. Notably, these reductions in CAD risk from PCSK9 genetic variants exceeded what has been achieved in clinical trials of approved LDL-lowering therapies, implying the beneficial cardioprotective effects of lifelong LDL-C reduction. Taken together, these studies suggest that the durable inhibition of the PCSK9 gene has the potential to drive a substantial decline in cardiovascular events at a population level.

Genetic medicines can address the unmet needs of the LDL-C treatment landscape

Despite the wide availability of therapies including statins, bempedoic acid, and ezetimibe, patients with elevated LDL-C remain profoundly undertreated. The underwhelming efficacy, well-documented side effects, burden of daily pills and recurring injections for life contribute to poor adherence and persistence, limiting their real-world effectiveness. In the United States, only 20% of patients with elevated LDL-C receive any lipid-lowering therapy, with just 25% of ASCVD patients achieving guideline-recommended LDL-C goals.

The need for greater adherence and persistence drove the development of longer-lasting therapies such as PCSK9 inhibitors. While these approaches, including monoclonal antibodies and siRNAs, are more effective and have fewer side effects than statins, persistence on therapy remains a significant challenge. A large real-world retrospective analysis showed the average length of treatment before discontinuation for PCSK9 antibodies was 387 days, compared to 265 for statins and 255 for ezetimibe. An estimated 44% of patients on PCSK9 antibodies, which require bi-weekly injections, discontinue treatment within the first year, resulting in an adherence-adjusted efficacy of just 23% LDL-C lowering, compared to a reported clinical efficacy of 63%. Similarly, approximately 20% of patients receiving the twice-yearly administered siRNA inclisiran discontinue after one year, yielding an adherence-adjusted efficacy of 35%, compared to a reported clinical efficacy of 51%. Furthermore, approximately 71% of patients receiving daily administered oral statins discontinue treatment by the 300-day mark. Lower statin adherence rates can result in efficacy of just 15% in the real-world setting, compared to 55% in a clinical trial setting. This gap between clinical trial data and real-world outcomes translates to millions of preventable ASCVD events.

We believe durable genetic medicines enabled by our CRISPR-based platform can address these fundamental challenges and significantly impact ASCVD outcomes by:

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Reducing Treatment Burden—A durable, single-course epigenetic therapy targeting PCSK9 is designed to provide sustained LDL-C reduction without the need for chronic oral or injectable dosing. This has the potential to eliminate the lifelong burden of pill-taking, prescription refills, and repeated clinic visits, meaningfully reducing the treatment and monitoring load for both patients and providers.

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Enabling Disease-Relevant Durability—Nature demonstrates that individuals with genetic loss-of-function mutations in PCSK9 have significantly lower LDL-C levels and experience up to an 88% lower lifetime risk of CAD. We believe a CRISPR-based genetic medicine with extended durability is uniquely suited to effectively recapitulate this natural genetic cardioprotection, offering a path to years or even decades of sustained benefit.

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Delivering Real-World Efficacy—Unlike existing therapies whose real world efficacy is dependent on patient behavior and access, the efficacy of a highly durable genetic medicine is independent of these factors. By sustaining a targeted level of LDL-C reduction, such a therapy could align population-level effectiveness much more closely with the efficacy observed in randomized trials, representing a potential end state in the therapeutic evolution to manage ASCVD.

Our solution: STX-1150 for ASCVD

CRISPR-based epigenetic silencing therapy targeting elevated LDL-C via PCSK9 Inhibition

Our lead product candidate, STX-1150, is designed to be a single-course in vivo epigenetic silencing treatment targeting the PCSK9 gene, a genetically and clinically validated target for lowering LDL-C levels and reducing cardiovascular risk. We plan to develop STX-1150 initially as a single-dose regimen for patients with high LDL-C who are at high risk but do not yet present with ASCVD, as well as for patients with stable ASCVD. In cases where a single course of treatment may not produce an adequate therapeutic effect, our approach may enable the option for re-dosing, providing flexibility in clinical use. Both the single-dose and re-dose options are supported by data generated in our preclinical studies in NHPs.

STX-1150 consists of lipid nanoparticles, or LNPs, composed of four lipids, that encapsulate an mRNA encoding our proprietary ELXR molecule together with a single PCSK9-targeting guide RNA, or gRNA. The ELXR molecule comprises a catalytically-inactive variant of a highly engineered CRISPR nuclease CasX fused to a DNA methyltransferase domain, an allosteric/auto-inhibitory domain, and a transcriptional repressor domain. Furthermore, we have proactively screened for and identified LNP formulations with the most favorable tolerability profiles in non-human primates. We believe that the combination of these optimized LNPs and our high potency ELXR cargo will enable effective delivery at lower doses, supporting a potentially improved safety profile and differentiated therapeutic window for our product candidate.

STX-1150 is designed to be administered via intravenous infusion over several hours, after which it accumulates in the liver. Once STX-1150 is internalized into hepatocytes of the liver, the mRNA/gRNA cargo is released into the cytoplasm, where the mRNA is translated into the ELXR protein, which complexes with the gRNA and translocates into the nucleus. Guided by the 20-nucleotide spacer sequence of the gRNA, the complex binds to the target sequence of the PCSK9 gene. Subsequently, the transcriptional repressor domain of the ELXR molecule recruits endogenous epigenetic machinery to establish a local repressive chromatin environment. Meanwhile, the allosteric domain functions as a built-in checkpoint that under the appropriate chromatin context enables activation of the DNA methyltransferase enzymatic activity, engineering into the ELXR molecule an additional layer of specificity control, ultimately resulting in durable and targeted silencing of PCSK9 transcription without cutting the DNA sequence. We believe this mechanism of action offers important safety advantages over traditional gene-editing and base editing approaches.

Key potential advantages of STX-1150 include:

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Reversible epigenetic approach: In contrast to permanent genome editing or transient antibodies and RNAi, long-acting epigenetic silencing can potentially deliver highly durable LDL-C lowering without permanent genetic mutation, addressing one of the largest unmet needs in cardiometabolic disease management. Given that ELXR is designed to not permanently alter the underlying DNA sequence, the epigenetic marks deposited via this epigenetic silencing approach can be reversed through deliberate intervention.

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Differentiated efficacy: Unlike existing LDL-C lowering therapies, which require regular dosing and are associated with real-world discontinuation rates of approximately 20-60% in one year, and result in adherence adjusted efficacy of 15-35%, STX-1150 is designed as a single-course intravenous treatment that has the potential to achieve near-universal patient adherence for years to decades without facing adherence rates that reduce real-world efficacy.

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Durable PK/PD: Our preclinical NHP studies have shown sustained LDL-C reductions of greater than 50% for two years, supporting the potential for a robust and durable therapeutic effect. Redosing is also possible, demonstrating a mechanism for adherence adjusted efficacy with well tolerated and efficacious redosing.

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Long-term patient outcome: STX-1150’s adherence-adjusted efficacy and durability could generate significant cost savings for healthcare systems, addressing key barriers that have limited the real-world impact of current LDL-C lowering therapies. Durable and early LDL-C lowering of this magnitude has been demonstrated in human genetic studies to reduce ASCVD risk by up to 88%, underscoring the potential to transform the current treatment paradigms from late-stage intervention to effective prevention.

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Attractive safety profile: STX-1150 has been generally well tolerated in preclinical NHP studies and has not been shown to carry permanent off-target DNA editing risk, underscoring its potential safety advantages.

We believe that persistent LDL-C lowering over the course of years to decades could translate into meaningful reductions in ASCVD risk representing a transformative opportunity to improve long-term patient outcomes. We believe STX-1150 has the potential to not only capture a meaningful share of the existing LDL-C lowering market, but also to expand it, by offering cardiologists, patients, and payors an improved therapeutic option capable of delivering clinically meaningful LDL-C reductions in a real-world setting.

STX-1150: Data summary

We are developing STX-1150 to silence PCSK9 gene expression by installing epigenetic marks using our proprietary ELXR technology. We have evaluated a prototype version of STX-1150 in preclinical studies conducted in primary human hepatocytes, transgenic mouse models, and NHPs to assess efficacy, safety, and durability. Across these studies, we have observed the following:

•	Greater than 95% reduction in secreted PCSK9 achieved by a STX-1150 prototype in primary human hepatocytes;

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In NHPs, single intravenous infusion of the STX-1150 prototype at the lowest tested dose of 0.75 mg/kg resulted in LDL-C reductions of greater than 50% that have been maintained for two years, with liver enzyme profiles comparable to saline controls;

•	No significant off-target gene expression changes in primary human hepatocytes treated at a supersaturating dose of STX-1150 prototype;

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STX-1150 drug product scaled across several batches including scale up demonstrated greater than or equal to 5-fold potency in primary human hepatocytes compared to primary cynomolgus monkey hepatocytes, indicating a potentially meaningful potency uptake in humans relative to NHPs;

•	In hPCSK9 transgenic mice, a single dose of the STX-1150 drug product resulted in potent reduction of serum PCSK9, achieving saturation at doses greater than or equal to 0.6 mg/kg;

•	In an NHP GLP toxicology study, STX-1150 showed no test-article-related adverse events, up to the highest doses tested;

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In an NHP study, multiple doses of STX-1150 at 0.75 mg/kg achieved cumulative LDL-C reductions, reaching sustained LDL-C reductions of greater than 40% to greater than 60% over 180 days, again with liver enzyme profiles similar to those observed with single dosing.

Preclinical in vitro studies

To identify the most efficacious spacer for epigenetic silencing of PCSK9, we conducted a high-throughput unbiased screening effort across the PCSK9 locus. We first computationally identified a set of over 600 candidate spacers for screening, after removing gRNAs with high off-target risk predicted in silico via our proprietary algorithms. Using a pooled screening assay, we transduced human hepatoma cells with a lentiviral library encoding the candidate gRNAs, followed by transient delivery of an mRNA encoding an ELXR molecule (figure below, left). gRNA activity was quantified by measuring percent knockdown of PCSK9 mRNA expression. Intriguingly, fewer than 5% of ELXR guide RNAs, or gRNAs, produced robust gene repression despite targeting the PCSK9 locus, underscoring the high intrinsic specificity of ELXR epigenetic modulation and the importance of precise placement within gene regulatory architecture. These results indicate that intermediate or suboptimally positioned epigenetic modifications, including at unintended genomic sites or off-target sites, are unlikely to produce meaningful or durable transcriptional effects and may be reversed by endogenous cellular regulatory mechanisms, in contrast to gene-editing technologies that introduce permanent DNA sequence changes. As shown on the right in the figure below, we identified highly efficacious gRNAs that induce PCSK9 knockdown via ELXR-based epigenetic silencing from this unbiased screen. In fact, the most active spacers resulted in greater than 50% PCSK9 mRNA knockdown cluster near the PCSK9 transcriptional start site. One of the top-performing gRNAs was selected as the lead gRNA for STX-1150 prototype for subsequent in vitro studies.

High-throughput pooled screening identified a lead PCSK9-targeting gRNA

We further evaluated and validated the in vitro activity and potency of our STX-1150 prototype by measuring its effect on secreted PCSK9 protein expression in primary human hepatocytes. In this study, primary human hepatocytes were treated with LNPs encapsulating the STX-1150 prototype and, for comparison, LNPs delivering either an adenine base editor or a dCas9-based epigenetic repressor targeting PCSK9. Secreted levels of target PCSK9 protein were measured 5 days post-treatment. As shown in the figure below, the STX-1150 prototype demonstrates robust on-target activity, leading to a dose-dependent and near complete (greater than 95%) reduction in the levels of PCSK9 secreted protein. Notably, the prototype exhibited a left-shifted dose-response curve relative to both comparator approaches, indicating a stronger potency exhibited by the STX-1150 prototype in this experiment.

Treatment of primary human hepatocytes by STX-1150 prototype resulted in more potent secreted PCSK9 reduction compared to dead Cas9-based epigenetic editor and adenine base editor controls

Preclinical in vivo mouse studies

We subsequently evaluated the pharmacological effects of the STX-1150 prototype, specifically to determine its effects on serum human PCSK9, or hPCSK9, protein levels in vivo using a transgenic mouse model. These transgenic mice have a deleted mouse Pcsk9 locus but carry two copies of the human PCSK9 transgene integrated into the mouse genome. Here, transgenic mice were either injected with the STX-1150 prototype at a 3.0 mg/kg dose (N = 3) using a partnered LNP delivery formulation or an equal volume of saline for the vehicle control group (N = 2). This preclinical study was not powered for statistical significance in effect. Serum hPCSK9 levels were measured over multiple time points post-dose. Percent change in secreted hPCSK9 levels were calculated from baseline at each timepoint and plotted. As shown in the figure below, we observed a meaningful and durable reduction of serum hPCSK9 levels in transgenic mice treated with STX-1150 prototype compared to the vehicle control group for greater than 300 days. We calculated a time-weighted average reduction of 96% in serum hPCSK9 levels. The data suggest robust target engagement at, and subsequent epigenetic repression of, the human PCSK9 locus in vivo.

STX-1150 prototype induced potent, near-complete reduction of serum hPCSK9 in transgenic mice for >300 days

Preclinical in vivo non-human primates studies

Efficacy of STX-1150 prototype in NHPs

We next conducted an in vivo pilot study in NHPs. NHPs were dosed via single intravenous infusion of STX-1150 prototype at doses of 3.0 mg/kg (N = 2), 1.5 mg/kg (N = 4), 0.75 mg/kg (N = 4), or saline control (N = 2) using a partnered LNP delivery formulation. This preclinical study was not powered for statistical significance in effect. As shown in the figure below, we observed meaningful dose-dependent reduction of circulating PCSK9, and this reduction was durable for at least 180 days for the two highest dose cohorts and for greater than 220 days for the low dose cohort of 0.75 mg/kg. We calculated a time-weighted average reduction of 90%, 84%, and 64% in serum hPCSK9 levels for the 3.0 mg/kg, 1.5 mg/kg, and 0.75 mg/kg cohorts respectively.

STX-1150 prototype durably reduces circulating PCSK9 by up to ~90% in non-human primates

Importantly, in this NHP preclinical study, we observed therapeutically meaningful reductions in blood LDL-C levels, and these reductions were durably maintained. As shown in the figure below, we observed a clear dose-dependent reduction of LDL-C levels, to as high as a time-weighted average reduction of 68% for at least 180 days. We have extended the lowest dose cohort (0.75 mg/kg) for durability analysis; notably, the NHPs in this lowest dose cohort have continued to exhibit a time-weighted average reduction of greater than 50% in blood LDL-C for two years following a single intravenous administration of STX-1150 prototype. Based on this data, we believe that our CRISPR-based epigenetic editing treatment is on par with, if not exceeding, current standard-of-care approaches that have been shown to achieve less than or equal to 50% LDL-C reduction for less than or equal to 6 months.

A single dose of 0.75 mg/kg of the STX-1150 prototype durably reduces LDL-C by over 50% in non-human primates for two years

Tolerability of STX-1150 prototype in NHPs

The STX-1150 prototype was generally well-tolerated in this NHP study, as evidenced by no in-life adverse clinical observations or weight loss and no prolonged liver toxicity as measured by levels of alanine transaminase, or ALT, and total bilirubin, key biomarkers of liver toxicity. As shown in the figures below, the ALT elevation and total bilirubin level for the 0.75 mg/kg cohort, a clinically relevant dose, have been indistinguishable from the saline control.

No significant elevations of ALT and total bilirubin levels in NHPs treated with STX-1150 prototype compared to control

Off-target analysis in primary human hepatocytes

To characterize any potential off-target expression effects induced by treatment with STX-1150, we treated primary human hepatocytes with LNPs delivering the STX-1150 prototype with a PCSK9-targeting gRNA at supersaturating dose of 3X EC90, or the concentration at which 90% efficacy is achieved. In addition, the control group of cells was treated with the STX-1150 prototype but with a non-targeting gRNA. Whole transcriptome cellular RNA was harvested at six days post-treatment, and transcriptome-wide changes were measured via RNA sequencing. The figure below shows these data as a differential gene expression analysis in primary human hepatocytes comparing PCSK9-targeting group to the non-targeting condition from six independent experiments. Dotted lines represent cutoff values for calling differentially expressed genes. As illustrated in the figure below, no significant off-target changes in gene expression were detected in primary human hepatocytes treated at a supersaturating dose.

No off-target gene expression changes observed in primary human hepatocytes treated with STX-1150 prototype at a dose of 3X EC90

PCSK9
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STX-1150 preclinical efficacy and tolerability data in in vitro and in vivo models

Our preclinical studies of STX-1150 prototype were carried out to establish proof of concept for PCSK9 gene silencing using our proprietary ELXR technology. This prototype shared the same overall design, gRNA target sequence, and LNP formulation as the STX-1150 drug candidate. Following these initial studies, we made targeted improvements to the ELXR construct, by incorporating an allosteric DNA methyltransferase-unlocking domain, to further enhance target specificity and minimize any potential off-target effects. This refined construct represents the final STX-1150 drug product intended for clinical development. Subsequent preclinical studies were conducted using this drug product.

To characterize the in vitro potency of this clinical form STX-1150 drug product, we compared its ability to suppress PCSK9 secretion in primary human hepatocytes and primary cynomolgus monkey hepatocytes following LNP-mediated delivery. As shown in the figure below, we observed that CMC-scaled STX-1150 produced dose-dependent, near complete reductions in secreted PCSK9 in both cell lines, with a marked left-shift in the human dose-response curve relative to the cynomolgus curve. Specifically, the estimated IC50 in primary human hepatocytes was measured to be greater than 5-fold lower than in primary cynomolgus hepatocytes, indicating substantially greater potency in human hepatocytes in this experiment. We believe these data suggest the final STX-1150 drug product may exhibit meaningfully higher potency in humans compared to NHPs, supporting the potential for achieving robust PCSK9 suppression at lower doses in clinical development.

STX-1150 demonstrated greater potency in reducing secreted PCSK9 levels in primary human hepatocytes compared to primary cynomolgus hepatocytes

We next evaluated the pharmacological activity of STX-1150 in humanized transgenic mice expressing human PCSK9. Mice received a single intravenous injection of STX-1150 across the following doses: 0.3 mg/kg (N = 6), 0.4 mg/kg (N = 6), 0.6 mg/kg (N = 6), 0.8 mg/kg (N = 6), 1.0 mg/kg (N = 6), and 1.5 mg/kg (N = 6), along with a saline control group (N = 6). This preclinical study was not powered to determine statistical significance in effect. Serum hPCSK9 levels were monitored over the course of at least 180 days. As shown in the figure below, STX-1150 induced a rapid, potent, and durable reduction of serum hPCSK9 relative to saline controls, with near-complete silencing achieved at doses greater than or equal to 0.6 mg/kg. Time-weighted average reductions in serum hPCSK9 were approximately 79 to 87% across the 0.6, 0.8, 1.0, and 1.5 mg/kg cohorts, with no statistically meaningful incremental benefit at higher doses, indicating saturation of effect at ~0.6 mg/kg. These results support our hypothesis that the final STX-1150 drug product can achieve durable, potent PCSK9 repression at doses less than 1.0 mg/kg in vivo.

STX-1150 achieved saturating reduction of serum hPCSK9 at 0.6 mg/kg dose

We also conducted a GLP toxicology study of STX-1150 in NHPs across a range of dose levels to evaluate its safety and tolerability profile. In this study, STX-1150 was generally well-tolerated, with no test-article-related adverse findings observed across all dose ranges evaluated, and all animals remained in good health throughout the duration of the study. Observations from this GLP toxicology study were consistent with findings from prior nonclinical studies conducted with STX-1150 and its prototype constructs.

Preclinical proof-of-concept for multi-dosing of STX-1150

Building on the durable LDL-C lowering observed following a single intravenous infusion of STX-1150, we next sought to evaluate whether repeat dosing could enable titration of therapeutic effect while maintaining tolerability. This approach is intended to provide the optionality for cases where patients may benefit from additional dosing to achieve or maintain LDL-C reduction targets. To assess this, we conducted a preclinical study in NHPs using STX-1150, in which animals received three intravenous infusions of STX-1150 at 0.75 mg/kg per dose at approximately six-week intervals. In this preclinical NHP study, the saline control group contained two NHPs, while the treated group contained three NHPs. This preclinical study was not powered for statistical significance in effect.

In this multi-dose NHP study, repeat dosing of STX-1150 enabled titratable therapeutic effects, with a cumulative enhancement in LDL-C reduction observed after each dose. As shown in the figure below, time-weighted average LDL-C reductions over the 180-day study were 44% after the first dose, 57% after the second, and 64% after the third dose. Moreover, multi-dosing was well-tolerated, with no significant elevations in liver function tests compared to control animals throughout the study. These findings support the potential for flexible dosing strategies to achieve and maintain therapeutic LDL-C reductions if needed, while maintaining a favorable tolerability profile.

A multi-dose of STX-1150 enabled titratable and sustained LDL-C lowering without any decrease in tolerability

STX-1150: timeline and next steps

We secured regulatory clearance from the Australian TGA for and initiated a first-in-human clinical trial of STX-1150 in Australia in up to 64 adults with elevated LDL-C and increased risk of ASCVD.

We are conducting a Phase 1 first-in-human clinical trial of STX-1150 in patients with elevated LDL-C at increased cardiovascular risk to evaluate its safety, tolerability, pharmacokinetics and pharmacodynamics. The study is designed as an open-label, single ascending dose trial followed by a dose expansion phase, with planned enrollment of up to approximately 64 participants. Participants are expected to include adults with elevated LDL-C, including those on stable lipid-lowering therapy, and without recent major cardiovascular events or active liver disease. The single ascending dose portion of the study is designed to evaluate ascending dose cohorts, with up to six patients per cohort, beginning at a low starting dose that is expected to be 20 mg, and progressing following safety review and observation between cohorts. The primary objective of this clinical trial is to evaluate safety and tolerability of STX-1150, with secondary objectives assessment of LDL-C and PCSK9 reduction and pharmacokinetics of STX-1150. Participants will be followed for one year after treatment, with longer-term follow-up planned in a separate study. We anticipate reporting initial data from this trial, including safety, tolerability, and LDL-C-lowering activity, in the first half of 2027.

Commercial outlook of STX-1150

The large and expanding LDL-C lowering market is characterized by a persistent gap between efficacy observed in controlled settings and real-world outcomes. Clinical guidelines typically begin with lifestyle modification and statins as first-line therapy, with additional agents added when LDL-C goals are not achieved, including PCSK9-targeting therapies. Even with this treatment escalation, 75% of patients never reach optimal treatment goals, and nearly half of patients discontinue PCSK9 inhibitor therapy within a year, which can limit durable LDL-C control over time.

While the PCSK9 inhibitor class generates over $5 billion in annual sales, it reaches less than 1% of eligible patients. We believe this underutilization reflects, in part, limitations inherent to chronic dosing regimens and the operational and adherence requirements associated with long-term therapy, particularly for patients who require sustained LDL-C control over years.

We believe physicians and patients continue to seek approaches that support consistent, long-term LDL-C reduction. The AHA and the American College of Cardiology 2026 guideline on management of blood cholesterol recognizes that early and sustained LDL-C lowering is one of the most important factors to reducing cardiovascular risk, and therapies that reduce reliance on ongoing adherence may be favored, particularly in patients with higher baseline risk or greater treatment burden. Recent survey data indicate patient receptiveness to more durable interventions, with approximately 75% of surveyed high cholesterol patients reporting they would be open to receiving a one-time genome editing therapy and approximately 35% reporting a preference for such an approach over other treatment options. This interest is substantially higher among patients who are in need of greater LDL-C lowering—90% of patients currently receiving a PCSK9 inhibiting therapy reported they would personally consider a genome editing treatment. As our epigenetic approach is designed to provide durability without permanently altering a patient’s underlying DNA sequence, we believe STX-1150 will lead to even greater patient and physician acceptance.

The adherence-adjusted efficacy observed for currently approved LDL-C lowering medicines in real-world use is no higher than 35%. If clinical data support its intended profile, we believe STX-1150 will be well positioned to improve upon the current LDL-C lowering category and expand the overall market for PCSK9-targeting therapies by addressing a key limitation of current options, namely, the challenge of maintaining sustained, long-term LDL-C control.

STX-1200 Addressing elevated Lp(a)

Elevated Lp(a): A key risk factor for ASCVD

Lp(a) consists of a low-density lipoprotein particle covalently bound to Apo(a), a glycoprotein encoded by the LPA gene and secreted by hepatocytes. Genetics account for approximately 90% of interindividual variation in Lp(a) levels. Specific LPA genetic variants are associated with lower Lp(a) levels, the impact of which can be profound: declines in the risk of coronary heart disease, stroke, peripheral vascular disease, and heart failure by 29%, 13%, 31%, and 17%, respectively. Large Mendelian-randomization analyses show that coronary risk scales with the absolute reduction in Lp(a) mass. A decrease of approximately 100 mg/dL in Lp(a) carries the same 23% coronary risk reduction associated with lowering LDL-C by 1 mmol/L (38.7 mg/dL)—a benchmark often used to contextualize clinically meaningful benefit. The primary genetic variation in LPA is the KIV-2 repeat domain copy-number which is inversely related to Lp(a) particle concentration. Individuals with fewer repeats produce smaller, more efficiently secreted apo(a) isoforms, resulting in markedly higher circulating Lp(a) levels. While average Lp(a) levels are low in a majority of the population, individuals with elevated Lp(a) levels experience a two- to three-fold increase in the risk of coronary artery disease and aortic valve stenosis. Lp(a) is also causally associated with ischemic stroke, peripheral arterial disease, and heart failure. This highly elevated cardiovascular risk reflects Lp(a)’s unique role in driving vascular inflammation and atherosclerosis, in large part through its function as a carrier of highly atherogenic oxidized phospholipids (OxPL). On a per-particle basis, Lp(a) appears to be more atherogenic than LDL, owing not only to lipid deposition but also to its capacity to trigger pro-inflammatory signaling. Imaging studies further demonstrate that higher circulating Lp(a) levels correlate with arterial-wall inflammation and, in patients with established coronary disease, this predicts faster progression of coronary calcium and necrotic-core burden. In addition, at the aortic valve, elevated Lp(a) activates inflammatory and osteogenic pathways in vascular and valvular cells, promoting both micro- and macro-calcification.

Unfortunately, due to the genetic nature of ASCVD risk factors, the risk attributable to elevated Lp(a) manifests early in life and persists indefinitely. Elevated Lp(a) represents a non-modifiable, lifelong exposure that contributes to premature cardiovascular events and progression of disease. Measurement of Lp(a) concentration is sufficient for Lp(a)-related risk estimation without the need for genotyping, polygenic risk scores, or investigation of expressed apo(a) isoform sizes. The AHA and the American College of Cardiology 2026 guideline on dyslipidemia management recommends universal testing of Lp(a) at least once in adulthood, underscoring the importance of this risk factor. Elevated Lp(a) is the strongest genetic risk factor for aortic valve calcification, and unlike LDL-C, no medication exists to slow or reverse this pathology.

Elevated Lp(a): the opportunity for genetic medicine in Lp(a) management

Currently, there are no FDA-approved therapies that are specifically approved to lower Lp(a) to clinically meaningful levels. Lifestyle interventions such as diet, exercise, and weight loss do not significantly affect Lp(a). Statins may even increase Lp(a) levels slightly or have no effect. PCSK9 inhibitors may reduce Lp(a) levels by about 20 to 30%, but many high-risk patients remain well above thresholds of clinical concern. Lipoprotein apheresis offers acute reductions of 60–75%, but these effects are transient and access is limited to specialized centers.

The urgent need to lower Lp(a) has catalyzed the development of next-generation therapies aimed at silencing LPA expression. These pharmacologic therapies in development, consisting of ASOs, siRNAs, and small molecules, are poised to validate Lp(a) as a modifiable, key driver of cardiovascular disease, analogous to LDL-C. However, they all share a fundamental limitation, the need for lifelong, repeated administration and adherence. The history of LDL-C therapies illustrates this challenge. According to a surveyed study, over half of patients prescribed a daily LDL-C lowering pill discontinue therapy within a year. With longer-acting approaches such as RNAi, 20% of patients discontinue therapy after the first year, despite a less frequent twice-yearly dosing regimen. Chronic treatments demand consistent adherence and continuous healthcare access, barriers that disproportionately affect populations most burdened by Lp(a)-driven disease. Gene editing offers a fundamentally different solution: a one-time, durable intervention.

Our solution: STX-1200 for ASCVD

CRISPR-based editing therapy targeting Lp(a) reduction

STX-1200 is our next-generation, CRISPR-based gene editing program that aims to offer a permanent solution for patients with elevated Lp(a). Unlike conventional therapies that temporarily modify mRNA or protein levels and require chronic use, STX-1200 is designed to disrupt the genetic root cause of disease by selectively modifying the LPA gene in hepatocytes to prevent high levels of Lp(a).

The therapy employs XE, our proprietary CasX-derived enzyme, delivered with optimized liver-targeted LNPs. XE is uniquely suited for in vivo editing and, to our knowledge, is the only non-Cas9 nuclease to achieve saturated editing in NHP hepatocytes at therapeutically relevant doses. Even at a 10x supersaturating dose, and almost full knockdown of the LPA gene, an STX-1200 prototype has been shown to maintain complete on-target specificity with no detectable off-target edits, which we believe shows the potential to dramatically widen the therapeutic window and increase the safety margin typically needed for broad application in common, large population diseases. STX-1200 is designed to employ a unique mechanism for lowering Apo(a), introducing a deletion at a non-repetitive, conserved region of the LPA gene and avoiding the highly variable kringle IV-2, or KIV-2, repeat domains. The deletion is mapped to a naturally occurring single nucleotide polymorphism, or SNP, associated with reduced levels of Lp(a). This targeted approach provides for more uniform editing outcomes across individuals with diverse LPA genotypes, including those with large or complex KIV-2 expansions, and maximizes population-wide applicability. By mimicking naturally occurring protective SNPs, STX-1200 creates a therapeutic effect that is validated by decades of human genetic epidemiology. This editing effectively blocks apo(a) production and secretion, lowering Lp(a) at the source in a durable, disease-modifying way.

In preclinical studies, an STX-1200 prototype consistently produced greater than 90% apo(a) reduction in expression in human hepatocytes and suppression of Lp(a) levels across multiple in vivo models at low doses of LNP. We believe this potent efficacy, combined with its high specificity, positions STX-1200 as a program built for clinical translation.

Key potential advantages of STX-1200 include:

•	Single-administration durability: A highly potent one-time therapy that removes the burden of lifelong adherence.

•	Improved potency: Engineered nuclease activity enables lower doses of LNP, lessening the primary toxicity associated with LNP-based gene therapies.

•	KIV2 independent targeting: Effective across genetically diverse populations, including those with different numbers of KIV-2 repeat alleles.

•	Mechanistic mimicry of natural protection: Recapitulates known genetic variants linked to reduced Lp(a) and cardiovascular risk.

•	Safety profile: No measurable off-target activity in primary human hepatocytes at 10x supersaturating doses.

•	Validated LNP delivery: Building on clinical precedents, liver-tropic LNPs offer a proven vehicle for efficient, targeted delivery to the liver with minimal off-target distribution.

Furthermore, we have proactively screened for and identified LNP formulations with the most favorable tolerability profiles in non-human primates. We believe that the combination of these optimized LNPs and our high potency XE cargo will enable effective delivery at lower doses, supporting a potentially improved safety profile and differentiated therapeutic window for our product candidate.

With the field beginning to recognize the potential of CRISPR-based LPA targeting, we believe STX-1200 stands apart, leveraging a well-characterized delivery platform, potentially favorable safety profile, and powerful editing performance to deliver a transformative, one-time therapy. Our STX-1200 program is designed to rapidly translate effectively to treatments for real-world patient populations.

STX-1200: Data Summary

We are developing STX-1200 to edit the LPA gene and reduce circulating Apo(a) levels using our proprietary XE technology. We have evaluated a prototype version of STX-1200 for use in preclinical studies conducted in primary human hepatocytes, transgenic mouse models, and NHPs to assess efficacy and specificity. Across these studies, we have observed the following:

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In the human LPA homozygous knock-in mouse model, a single low dose of only 0.2-0.4 mg/kg of the STX-1200 prototype achieved saturated on-target editing of approximately 70%, resulting in greater than 90% reduction in secreted Apo(a);

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At 0.4 mg/kg, STX-1200 prototype demonstrated approximately 4 times greater editing potency of the LPA locus than a reference Cas9 molecule and a corresponding improvement in Apo(a) knockdown, supporting the potency of STX-1200 prototype at a therapeutically relevant low dose;

•	In primary human hepatocytes treated at a supersaturating dose of 10x EC90, STX-1200 prototype showed no detectable off-target editing; and

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In cynomolgus monkeys dosed with a surrogate NHP gRNA, a single administration achieved greater than 80% LPA on-target editing of the liver resulting in a greater than 95% reduction of plasma Apo(a) levels relative to baseline.

Preclinical in vitro and in vivo mouse studies

To develop STX-1200, we initially used the first-generation XE molecule and conducted a high-throughput screen of greater than 100 guide RNAs (gRNAs) targeting LPA to identify the top performing gRNA with optimal editing efficiency and functional activity.

After various in vitro experiments, we identified the top-performing STX-1200 prototype. The STX-1200 prototype was tested in the human LPA homozygous knock-in mouse model (vehicle group, N = 6; 1200 prototype at 0.1 mg/kg, N = 4; 1200 prototype at 0.2 mg/kg, N = 4; 1200 prototype at 0.4 mg/kg, N = 4; with a comparator group using reference Cas9 molecule at 0.4 mg/kg, N = 3). This preclinical study was not powered for statistical significance in effect. As shown in the figure below, even low doses of 0.2-0.4 mg/kg resulted in saturating editing levels of approximately 70% and greater than 90% reduction in secreted Apo(a) respectively. Based on our experience, we believe efficacy at these dosing levels will translate into a well-tolerated human efficacious dose. In this study, the STX-1200 prototype outperformed a reference Cas9 molecule identified based on the literature resulting in approximately four times greater editing potency of the LPA locus at 0.4 mg/kg dose and a dramatic improvement of LPA knockdown. This result demonstrates the potency of the STX-1200 prototype at a therapeutically relevant, low dose and highlights its strong potential for further development.

Potent editing and serum Apo(a) reduction in human LPA transgenic mice treated with STX-1200 prototype

Off-target analysis in primary human hepatocytes

Importantly, while demonstrating on-target potency, STX-1200 prototype showed no significant off-target editing in primary human hepatocytes, even at a supersaturating 10x EC90 dose. Specificity and off-target risk were assessed using a comprehensive genomic approach. The specificity package combined in silico prediction, in vitro biochemical assays, and deep sequencing in primary human hepatocytes, or PHHs, treated at 10x EC90 dose. Potential off-target sites were nominated and evaluated. Given the sequence homology between LPA and PLG (plasminogen), PLG was specifically analyzed to rule out unintended editing. These analyses showed no detectable off-target editing at the PLG locus. As shown in the figure below, deep sequencing of over 125 predicted off-target sites confirmed the high specificity of the STX-1200 prototype, even at supersaturating concentrations. These data underscore a broad therapeutic window and lower risk for unintended genomic alterations.

Schematic of off-target assessment approach and a Manhattan plot of net indel rates at nominated off-target sites showed no detectable off-target editing for STX-1200 prototype

Preclinical in vivo NHP studies

To assess translation of in vivo activity to NHPs, we evaluated a surrogate NHP analog of the human LPA-targeting guide using a cynomolgus monkey model. In this preclinical NHP study, the saline control group contained two NHPs, while the group treated with the STX-1200 prototype contained three NHPs. This preclinical study was not powered for statistical significance in effect. As shown in the next two figures below, a single intravenous infusion of the STX-1200 prototype surrogate at a dose of 3.0 mg/kg resulted in approximately 82% editing of the LPA locus and greater than 95% reduction of plasma Apo(a) levels relative to baseline, reaching approximately 97% reduction at the day 71 timepoint. These data show robust pharmacologic activity of the STX-1200 prototype in NHPs and support the translatability of targeting LPA from rodent models to NHPs.

Editing of the LPA locus in non-human primates with a STX-1200 prototype surrogate results in potent plasma Apo(a) reduction

STX-1200: timeline and next steps

With CIRM funding support, we anticipate continuing to advance both the STX-1200 and STX-1400 programs through preclinical development to enable the initiation of a Phase 1 clinical trial for one of these programs as early as 2027 and one in 2028.

Commercial outlook of STX-1200

Lp(a) is a well-established and inherited lipid driver of ASCVD. It is one of the strongest genetic risk factors for heart attack and stroke, yet there are no currently approved therapies indicated to specifically lower Lp(a). Elevated Lp(a) affects roughly 20% of the global population, including an estimated 65 million people in the United States, and millions more are expected to be identified as testing becomes routine. Among these, patients who already have ASCVD and markedly high Lp(a) represent a large, clearly defined, and high-risk group that stands to benefit immediately from an effective therapy.

Because Lp(a) levels are determined almost entirely by genetics and remain stable throughout life, durable, safe, and clinically meaningful reduction is needed to translate into fewer cardiovascular events. As awareness increases and guidelines expand screening recommendations, the Lp(a) therapeutic class is projected to grow rapidly once therapeutics are approved for Lp(a) reduction.

Several investigational Lp(a) targeted therapies have demonstrated the ability to lower Lp(a) in late-stage clinical trials, validating the biology and underscoring the size of the opportunity. Most emerging treatments use RNA interference technologies aimed at the liver. While promising, these modalities are investigational and still require repeated administration, introducing a substantial treatment burden for a disease that may manifest earlier in life. Additional investigational programs with alternate modalities, including oral small molecules, highlight the recognition across the industry that reducing Lp(a) is the next major frontier in cardiovascular prevention but do not address the need for durable adherence similar to the LDL-C market.

We designed STX-1200 to be a solution for Lp(a)-associated ASCVD risk that meets patients’ needs and addresses a lifelong genetic risk at the genetic level. By leveraging targeted editing, STX-1200 is designed to deliver long-lasting suppression of Lp(a) production with a dosing schedule far less frequent than potential RNA-based approaches. We believe this durability could make STX-1200 a compelling option for patients who need reliable, sustained control of an otherwise unmodifiable risk factor. Patients are increasingly aware of Lp(a) as a genetic risk factor, driven in part by advocacy groups and major cardiovascular societies. This growing awareness is expected to accelerate testing, improve early detection, and prime the market for rapid uptake of a genetic medicines solution.

The Lp(a)-lowering market represents an entirely unique commercial opportunity: it is a large and prevalent genetically defined population that is entirely independent from LDL-C, with limited treatment options. We believe STX-1200 has the opportunity to be early to the market, while also offering a unique therapeutic profile designed to improve upon RNA-targeted approaches that provide incomplete solutions.

STX-1400 Addressing elevated triglycerides

Elevated triglycerides: overview of associated disease states

There are numerous disease states associated with elevated triglycerides including FCS, Multifactorial Chylomicronemia Syndrome, or MCS, and Severe Hypertriglyceridemia, or SHTG.

FCS is a rare, autosomal recessive disorder, with a distinctive genetic basis that underlies a clinical phenotype, including high risk pancreatitis. FCS patients exhibit fasting plasma TG levels greater than 880 mg/dL up to 10-100 times above normal (approximately 150 mg/dL), due to biallelic loss-of-function mutations in lipoprotein lipase, or LPL, pathway genes. The estimated prevalence of FCS is roughly 1–13 individuals per million. Despite its rarity, FCS imposes significant clinical and economic burden due to frequent hospitalizations and high-intensity supportive care. The estimated FCS population ranges from 3,000 to 5,000 individuals in the United States, consistent with its orphan disease designation, though underdiagnosis and misdiagnosis likely contribute to higher numbers.

Recurrent acute pancreatitis, or AP, is a hallmark of FCS: 65-90% of patients experience AP requiring ICU care, with a mortality rate of 5-6% overall and up to 30–50% in subgroups experiencing pancreatic necrosis, infected pancreatic abscesses or persistent multiple organ failure. Modeling studies estimated that a typical patient with FCS (TG approximately 2,700 mg/dL) would experience 10.16 lifetime AP episodes, require approximately 81 inpatient hospital days and incur greater than $150,000 in direct healthcare costs. Strikingly, the lifetime risk of AP-related death approached 54%, underscoring the lethality of uncontrolled FCS. Other clinical features include xanthomas, lipemia retinalis, abdominal pain, hepatosplenomegaly, and potential neurological or cognitive effects.

MCS is a common, polygenic and multifactorial hypertriglyceridemia disorder with an estimated prevalence of 1:600-1:250 in the US. MCS is linked to predisposing monoallelic variants in Triglyceride-related genes, often compounded by secondary risk factors such as metabolic syndrome, hypothyroidism, high-estrogen states (like pregnancy), alcohol use, high-fat diet, or certain medications. MCS patients typically exhibit sustained plasma TG levels greater than 880 mg/dL, with lifetime risk of AP estimated at 11–37%. A clinically relevant subgroup of patients with MCS, estimated at 5-10%, exhibits refractory or sustained chylomicronemia that is functionally equivalent to genetic FCS and may particularly benefit from APOC3-targeting therapies. These patients represent a heterogeneous population defined by rare variants, polygenic risk, low LPL activity, autoantibodies, or novel mechanisms, underscoring the need for precise characterization and tailored interventions.

SHTG is a heterogeneous group of disorders caused by both genetic and acquired factors, defined as sustained plasma TG levels greater than 500 mg/dL. In the United States and the European Union, the prevalence of SHTG is estimated at 1% of the adult population, equating to approximately 8 million individuals. Elevated TG in MCS and SHTG populations is further linked to increased cardiovascular risk, including myocardial infarction, ischemic stroke, aortic valve stenosis, and vascular dementia.

Elevated triglycerides: The role of APOC3 inhibition

Apolipoprotein C-III, or ApoC3, is a small glycoprotein primarily synthesized in the liver and, to a lesser extent, the intestine. It is an important component of several lipoprotein particles, including very-low-density lipoproteins, or VLDL, and chylomicrons. ApoC3 plays a critical role in lipid metabolism by inhibiting LPL, thereby reducing the hydrolysis of triglyceride-rich lipoproteins. It also impedes hepatic uptake of these particles by interfering with their interaction with cognate receptors on hepatocytes. As a result, elevated levels of ApoC3 are associated with increased plasma triglyceride levels, contributing to hypertriglyceridemia and heightened risk of cardiovascular disease and pancreatitis. Multiple genetic variants have been identified that influence APOC3 expression and function. Notably, loss-of-function mutations such as R19X and A43T have been associated with significantly reduced plasma triglyceride levels and lower CVD risk. Conversely, variants that enhance APOC3 expression or function are linked to hypertriglyceridemia and increased atherogenic risk. Importantly, APOC3 homozygous predicted loss-of-function carriers have been identified and exhibit no detrimental effects and have lower plasma TG concentration, higher HDL-C and similar LDL-C when compared to non-carriers. These genetic insights underscore APOC3 as a critical factor in lipid disorders and a compelling therapeutic target for the prevention of cardiovascular disease.

Traditional approaches using antisense oligonucleotides and RNAi have demonstrated clinical efficacy in reducing ApoC3 levels and triglycerides resulting in reductions in acute pancreatitis in patients with FCS and SHTG. Nevertheless, these drugs will need to be taken chronically for life, and CRISPR technology offers a potentially durable strategy to permanently disrupt the APOC3 gene. Preclinical models have shown that

CRISPR-mediated knockout of APOC3 can mimic naturally occurring loss-of-function mutations, yielding sustained reductions in TG and protection against metabolic disease. Such an approach could offer long-term therapeutic benefits with a single treatment, especially for patients with familial hypertriglyceridemia or those at high CVD risk.

Genetic medicine in triglyceride lowering via APOC3 inhibition

The current standard of care for FCS and MCS centers on a strict low-fat diet of less than 15–20 g/day, which is extremely difficult to sustain over a lifetime and often inadequate for reducing TG below 500 mg/dL, the threshold generally considered necessary to lower AP risk. Lipid-lowering agents, including statins, and omega-3 fatty acids provide only modest TG reduction of 10-20% in patients with MCS and SHTG. Fibrates can reduce TG up to 50% in some non-FCS patients. In contrast, these agents are largely ineffective in FCS patients, since their activity depends on a functional LPL pathway, which is absent in FCS patients due to bi-allelic loss-of-function mutations in LPL or its co-factors.

RNA-targeted therapies can reduce TG levels and reduce AP risk. However, these approaches will require chronic administration, frequent injections and repeated clinic visits with lipid specialists often located only in academic medical centers or regional lipid clinics. The need for lifelong continuous treatment and monitoring multiple times per year, creates significant barriers to access and patient adherence.

In real-world settings, treatment adherence is a critical limiting factor that undermines therapeutic effectiveness. Patients often discontinue therapy due to loss of insurance, high out-of-pocket costs, or the logistical burden of ongoing clinic visits. Even when effective, chronic therapies fail to deliver consistent benefit if patient adherence is low—an especially important challenge in lifelong, rare and resource intensive conditions such as FCS and MCS.

Our solution: STX-1400 for SHTG & FCS—a CRISPR-based editing therapy targeting elevated triglycerides via APOC3 Inhibition

Unlike other gene editing approaches found in the genetic medicine landscape, STX-1400 is designed to target and remove the transcriptional start site of the APOC3 gene and strongly reduce mRNA expression, an approach we believe is uniquely suited to the XE technology.

Key potential advantages of STX-1400 include:

•	Single-administration durability: A highly potent one-time therapy that removes the burden of chronic adherence for patients with lifelong disease.

•	Improved potency: Engineered nuclease activity enables lower doses of LNP for effective liver targeting, lessening the primary toxicity associated with LNP-based gene therapies.

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Exon independent targeting: On-target editing aimed at reducing mRNA expression without modification of the gene body designed to recapitulate outcomes similar in outcome to approved RNAi and ASO technologies without added risk.

•	Clean off-target profile: XE technology has shown no measurable off-target activity in primary human hepatocytes at 10x supersaturating doses across multiple targets.

•	Validated LNP delivery: Building on clinical precedents, liver-tropic LNPs offer a proven vehicle for efficient, targeted delivery to the liver with minimal off-target distribution.

Furthermore, we have proactively screened for and identified LNP formulations with the most favorable tolerability profiles in non-human primates. We believe that the combination of these optimized LNPs and our high potency XE cargo will enable effective delivery at lower doses, supporting a potentially improved safety profile and differentiated therapeutic window for our product candidate.

STX-1400: Data summary

We are developing STX-1400 to edit the APOC3 gene and reduce APOC3 expression and lower triglyceride levels using our proprietary XE technology. We have evaluated a prototype version of STX-1400 in preclinical studies conducted in primary human hepatocytes, transgenic mouse models, and NHPs to assess efficacy and specificity. Across these studies, we have observed the following:

•	In primary human hepatocytes, lead APOC3-targeting gRNA generated greater than 80% on-target editing, resulting in greater than 75% reduction in secreted APOC3 protein in a dose-response study;

•	A single intravenous dose of STX-1400 prototype reduced APOC3 mRNA and protein by greater than 90%, accompanied by greater than 95% reduction in triglycerides in a mouse model of hypertriglyceridemia;

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Dose-dependent treatment with STX-1400 prototype achieved saturating APOC3 editing and greater than 80% reduction in APOC3 protein at therapeutically relevant doses 0.5-1.5 mg/kg in a pharmacologically relevant transgenic APOC3 mouse model;

•	In primary human hepatocytes treated at a supersaturating dose of 10x EC90, STX-1400 prototype showed no detectable off-target editing; and

•	In cynomolgus monkeys dosed with a surrogate NHP analog gRNA, a single administration achieved greater than 75% APOC3 on-target editing at a therapeutically relevant 1 mg/kg dose.

Preclinical in vitro and in vivo mouse studies

To develop XE technology for targeting APOC3, we identified numerous guides against the APOC3 gene with potential to reduce APOC3 protein and evaluated them with the XE nuclease in PHHs via lipofection. Lead guides were selected based on the two parameters: their ability to generate high levels of indels at the APOC3 locus and the associated reduction in secreted APOC3 protein levels. The lead STX-1400 prototype was further evaluated in PHHs in a four-point dose–response study. As shown in the figure below, robust editing of greater than 80% was observed, resulting in a greater than 75% reduction in secreted APOC3 protein.

Robust editing of APOC3 locus reduced APOC3 mRNA and protein in primary human hepatocytes treated with STX-1400 prototype

The STX-1400 prototype consistently demonstrated disease-modifying activity in relevant preclinical in vivo models, including two independent mouse models and NHPs as described below.

A proof-of-biology study was performed in a well-established human APOC3 transgenic mouse model of hypertriglyceridemia. This model carries multiple copies of human APOC3 and exhibits severe hypertriglyceridemia and elevated cholesterol, providing a relevant system to evaluate the therapeutic potential of STX-1400 in a hypertriglyceridemic setting. In this study, a single 3 mg/kg intravenous dose of STX-1400 prototype was administered into three mice, and animals were evaluated 14 days post-injection compared to the control group (N = 3). Given the relatively low number of NHPs per group, this preclinical study was not prospectively powered for statistical significance in effect. As shown in the figure below, treatment reduced APOC3 mRNA and protein levels by greater than 90%, accompanied by greater than 95% reductions in TG and greater than 80% reductions in total cholesterol. Notably, serum from control mice appeared milky white due to high triglyceride content, whereas serum from treated mice appeared normal. These results provide strong proof of the scientific rationale for STX-1400 and highlight its potential as a transformative therapy for hypertriglyceridemia.

Treatment of hypertriglyceridemic mice with STX-1400 prototype resulted in significant reduction of serum APOC3, triglycerides, and total cholesterol

While the hypertriglyceridemic mouse model has been widely used in both academia and the drug development community as a biological model of hypertriglyceridemia, a key limitation for gene-editing drug development is the presence of multiple human APOC3 copies, which reduces its relevance for pharmacological studies evaluating the relationship between dose and editing efficiency.

To evaluate the STX-1400 prototype in a pharmacologically relevant mouse model, we conducted a study in a commercially available mouse strain carrying a single copy of human APOC3. In this preclinical mouse study, six mice were treated with the STX-1400 prototype for each dose cohort (0.25 mg/kg, 0.5 mg/kg, 1.5 mg/kg, and 3 mg/kg), while the control group contained four mice. This preclinical study was not powered for statistical significance in effect. As shown in the figures below, dose-dependent treatment with the STX-1400 prototype achieved saturating APOC3 editing of 70% bulk liver editing, resulting in greater than 80% reduction in APOC3 protein at therapeutically relevant doses of 0.5-1.5 mg/kg. These results demonstrate the prototype’s strong potency and validate its potential for progression through subsequent preclinical development stages.

Treatment of a human transgenic APOC3 mouse model with STX-1400 prototype resulted in significant APOC3 editing and reduction of serum APOC3

Off-target analysis in primary human hepatocytes

Further, while demonstrating on-target potency, preliminary analysis of STX-1400 prototype also showed zero off-target editing, in primary human hepatocytes, even at supersaturating 10x EC90 dose, as shown in the figure below. Using a comprehensive genomic approach that combined in silico prediction, in cell assays, and in vitro biochemical assays, greater than 200 potential off-target sites were nominated, followed by deep sequencing of nominated sites in PHHs treated at 10x EC90 dose. Notably, the 10x EC90 dose data shown below is indicative of all datasets we’ve generated with lead XE molecules across our multiple programs. Together, these advances create a wider therapeutic window and a potentially favorable safety profile—an essential hallmark of our XE technology.

No candidate off-target sites showed significant editing at a 10x supersaturating dose

Preclinical in vivo NHP studies

To establish translation of the developed STX-1400 prototype potency from in vivo mouse into NHP, we conducted a study in a cynomolgus monkey model using a surrogate NHP analog of the prototype human APOC3 guide. In this study, the saline control group contained two NHPs, while the group treated with the STX-1400 prototype contained the following number of NHPs per dose cohort: two NHPs for 0.5 mg/kg, four NHPs for 1.0 mg/kg, and four NHPs for 2.0 mg/kg. This preclinical study was not powered for statistical significance in effect. As shown in the figure on the left below, a single injection achieved greater than 75% APOC3 editing at a therapeutically relevant 1 mg/kg dose. Moreover, the STX-1400 prototype was well-tolerated in this NHP study, as evidenced by no significant liver function test elevations at the 0.5 mg/kg and 1.0 mg/kg doses compared to the saline control group, as shown in the figure on the right below. A limitation of the lean cynomolgus monkey model for APOC3 biology is its low triglyceride levels, making it unsuitable for assessing drug effects on TG.

Editing of the APOC3 locus in bulk liver of NHPs treated with STX-1400 prototype surrogate, with no significant liver function test elevations over control

STX-1400: timeline and next steps

With CIRM funding support, we anticipate continuing to advance both the STX-1200 and STX-1400 programs through preclinical development to enable the initiation of a Phase 1 clinical trial for one of these programs as early as 2027 and one in 2028.

Commercial outlook of STX-1400

Triglyceride-driven lipid disorders, including FCS, MCS, SHTG, and mixed dyslipidemia, represent a continuum of escalating risk for acute pancreatitis and long-term metabolic complications. By editing the APOC3 gene, STX-1400 has the potential to drive clinically meaningful and durable TG reductions to address the full continuum of TG-driven disorders, where it can effectively become a pipeline within a drug.

We intend to initially pursue FCS, a severe, monogenic disorder on the more severe end of the continuum with TG levels often exceeding 880 mg/dL, resulting in disproportionate disease burden characterized by recurrent and unpredictable episodes of acute pancreatitis, chronic pain, and a significantly lowered quality of life. FCS is also a genetically defined population where disease manifests early in life and patients stand to benefit the most from a gene editing treatment like STX-1400 that can dramatically reduce TG levels with a single dose and confer long-term reduced risk of acute pancreatitis without need for lifelong adherence to chronic medications. By addressing the underlying biology rather than the symptoms of disease, STX-1400 has the potential to deliver long-term value consistent with rare disease frameworks that reward durable clinical benefit in high-burden populations.

While patients with genetic FCS represent the most severe TG elevation and highest risk of acute pancreatitis, millions more patients with MCS and SHTG have TG levels between 500 and 880 mg/dL and are at risk for acute pancreatitis. MCS and SHTG patients today live with lifelong ultra-low-fat diets which are difficult to maintain, frequent hospitalizations for pancreatitis, and an ongoing disease monitoring burden, representing an underserved patient population who would also benefit from STX-1400. A single-administration treatment that durably eliminates APOC3 expression could, if proven safe and effective, convert a chronic, high-burden condition into one managed by a single treatment, dramatically lowering lifetime pancreatitis risk and potentially normalizing TGs enough to restore dietary freedom and quality of life. FCS, MCS, SHTG and the general population with mixed dyslipidemias or elevated TG between 150 and 500 mg/dL can still be at an increased risk for CV events including heart attack and stroke. By extending into the far larger mixed dyslipidemia or high TG populations for cardiovascular risk reduction, a one-and-done therapy that mimics lifelong APOC3 loss-of-function could complement LDL-lowering and Lp(a) lowering strategies by addressing the remnant cholesterol from triglyceride-rich lipoproteins that is becoming increasingly linked to atherosclerotic events. As such, STX-1400 has the potential to bring our mission to eradicate ASCVD one step closer to reality if it can remove yet another lipid driver of ASCVD.

Viewed this way, STX-1400 has the potential to not just be another lipid-lowering agent; it can be a portfolio of solutions to several TG-related indications in a single vial. By starting with rare genetic FCS patients, then methodically broadening into MCS, SHTG, and ultimately CV risk reduction, we believe STX-1400 has the potential to function as a “portfolio-in-a-drug” that spans the full TG disease continuum. The combination of strong human genetics on APOC3, emerging outcomes studies linking APOC3 knockdown with reduced pancreatitis and CV risk, and the therapeutic potential of Scribe’s X-Editor platform positions STX-1400 uniquely at the intersection of rare genetic disease and large-scale cardiovascular prevention.

Future pipeline expansion

We believe that ELXR and XE have applications beyond targeting PCSK9, LPA, and APOC3. As genetic risk factors for health conditions are further characterized, we strive to bring CRISPR- based medicines to the forefront of treatment in other high-impact indications such as obesity, MASH, and other cardiometabolic disorders. In addition, we may also pursue opportunities to expand the impact of our technologies in broader therapeutic areas through opportunistic partnerships.

Organ system coverage

We designed ELXR and XE to be versatile and adaptable for a broad range of indications. XE has demonstrated the ability to edit a diverse collection of tissue types in several major organ systems in mice and NHPs. As illustrated in the graphic below, in multiple in vivo studies, XE demonstrated high gene editing in various regions of the central nervous system, the retina, the liver, as well as in cardiac and skeletal muscle, and similarly demonstrated high levels of editing in ex vivo applications. In each organ system, we estimate that XE-based gene editing achieved the concept of a saturation level.

Saturation is determined either by (i) the maximum amount of editing observed when further increasing the dose does not result in proportional increases in editing, or (ii) the presumed maximum number of targeted cells present in the target organ. For example, 70-75% of cells in the liver are presumed to be hepatocytes and as LNPs preferentially deliver to hepatocytes, editing of approximately 70% in gross liver tissue is presumed to be at or near saturation editing across organ systems.

At or near saturation editing across organ systems

Eye
(Photoreceptors)

~30-50% editing in gross retina via AAV *in vivo* in mice

CNS
(Cortex)

~30-50% editing in the gross cortex via AAV *in vivo* in mice

Liver
(Hepatocytes)

~55-80% editing of the liver via LNP *in vivo* in mice & NHPs

Muscle
(Cardiac & Skeletal)

~50-70% editing in cardiac and skeletal muscles via AAV *in vivo* in mice

Images are representative XE modified tissues from in vivo work (in Liver, Muscle, and CNS RFP = Editing, Eye GFP KO = Editing)

Immunology & Inflammation
(Immune cells)

>98% single gene knockout

~98% double gene knockout

~40% double gene knockout + HDR

Our CRISPR by Design engineering approach

Challenges of original Cas-based gene editing approaches

CRISPR-Cas-based nuclease editing systems are generally composed of a CRISPR protein and a retargetable gRNA that together form the CRISPR holoenzyme. The gRNA guides the CRISPR protein to a specific sequence of DNA and, if the PAM sequence is recognized by the CRISPR protein at the targeted sequence, the CRISPR protein will cleave the DNA, creating a double-stranded break, or DSB. PAM recognition is hard coded in the CRISPR protein and dictates which genomic sites can be effectively targeted. Once a cleavage event has occurred, the DSB is repaired by a cell’s endogenous DNA repair mechanisms that may facilitate genetic insertions, deletions or other repair. This creates a permanent DNA modification, which in turn may treat a patient’s particular disease. Original CRISPR-based technologies are based on either Cas9 or Cas12a. CRISPR-Cas9, which utilizes a Cas9 enzyme to cleave the DNA, is the most common technology used for gene editing and Cas-based genetic modification. CRISPR-Cas12a is a less widely used technology that deploys a distinct enzyme to create slightly staggered cuts in the DNA. While both technologies have demonstrated clinical proof of concept, we believe that they have yet to overcome several limitations for their use in developing therapeutics more broadly, including:

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Variable on-target activity: On-target activity refers to the ability of a CRISPR technology to achieve the desired amount of genetic modification within a gene. Historically, Cas-based nuclease gene editing technologies have had varying rates of success in on-target activity, especially at lower doses. This unpredictability is further complicated when an edit should occur at a particular site in the genome that has limited accessibility, based on gRNA activity or a lack of PAM sites.

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Low specificity: Specificity refers to the rate at which a technology edits the appropriate location within the genome relative to unintended sites within the genome. Lack of specificity can occur because CRISPR proteins can incorrectly bind to and cleave off-target DNA sequences that are similar to the intended target, which can have significant safety consequences. Moreover, efforts to increase on-target activity can simultaneously decrease specificity, making it difficult to fine-tune on-target editing efficiency without increasing the risk of off-target editing.

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Constrained delivery: Cas9 and Cas12a, when combined with their respective gRNAs and regulatory elements necessary for expression, are typically greater than 5 kilobase, or kb, in size, making in vivo delivery significantly less efficient and in many cases, requiring multiple delivery vectors. For example, adeno-associated virus, or AAV, vectors generally require payloads under 4.7 kb in size, which limits the ability to pack Cas9- or Cas12a-based technologies into a single AAV.

Additional challenges of existing base editing and prime editing technologies

In an attempt to address some of the limitations of original CRISPR-based editing systems, other organizations and labs are seeking to develop technologies that add a distinct nucleic acid modifying enzyme to a Cas9 molecule to edit the genome without creating a DSB. For example, base editing, which attaches a deaminase domain to Cas9, and prime editing, which attaches a reverse transcriptase, or RT, are two such technologies. These fusion editing approaches have the potential to provide a more precise editing outcome of single or multiple base pair changes. However, for a myriad of reasons including their foundation on Cas9 systems, they share similar challenges as described above and present further risks, including:

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Limited ability to measure and characterize off-target edits: While double stranded cleavage is naturally allosterically regulated within a CRISPR enzyme to enact editing activity once on target, reducing the likelihood of off-target edits, base editing and prime editing attachments are constitutively “on” even when not bound to a target site. In the case of base editing enzymes, it has been observed that they can deaminate (mutate one base pair to another) many other single- stranded nucleic acids in the cell. Despite the widespread observation of random deamination in scientific literature, the random nature of mutation to single bases across the genome creates a potential safety risk that may be highly difficult to observe and characterize using current assays. It has similarly been found that prime editing based on RT over expression works even without fusion to CRISPR targeting proteins raising the question of where and how else these RTs may be acting independent of CRISPR in the cell.

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Potential for bystander edits: While the attachment domains of these fusion technologies often act in a more precise manner, they may also inadvertently lead to edits in nearby genomic regions, or bystander edits, such as multiple deamination (in the case of base editing) or incorporations of the gRNA into the cut site (in the case of prime editing). Further, both base and prime editing may cause on-target double stranded break-based mutations due to DNA repair of deamination and dual strand DNA nicking respectively.

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Potentially limited scope of addressable outcomes: While base editing and prime editing are powerful approaches that have the ability to alter one DNA sequence to another, genetic disease patient populations are often highly stratified across dozens to hundreds of genetic variants for any given disease and there are over 100,000 known pathogenic genetic variants across more than 10,000 rare diseases. As a result, treating these patient populations with BE and PE style approaches may necessitate the creation, manufacturing and development of many distinct molecules for a given disease.

Our approach to unlocking the potential of genetic medicine: CRISPR by Design

We were founded on the thesis that comprehensive engineering and optimization of the CRISPR protein, gRNA, and delivery approach are necessary to address the activity, specificity, and delivery limitations of other CRISPR-based technologies, especially in order to create the potency and specificity to treat highly prevalent disease. We are leveraging the power of comprehensive molecular engineering to create in vivo CRISPR-based genetic medicines designed to become standard of care treatments for broad patient populations.

We refer to the data-driven, iterative engineering process for deliberate and continuous optimization of our CRISPR-based technologies and application as CRISPR by Design.

CRISPR by Design is comprised of the following guiding principles:

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Portfolio by Design: prioritizing pipeline programs by impact. We designed and are developing our wholly-owned, internal pipeline to develop standard of care treatments for broad patient populations. We prioritize pipeline opportunities via a pragmatic evaluation of application, delivery, disease burden, biomarker availability, target biology, and CRISPR technology, which has led us to initially target PCSK9, LPA, and APOC3 for our lead assets. We plan to leverage strategic collaborations with partners to expand our portfolio beyond the core cardiometabolic focus of our internal pipeline.

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Engineering by Design: creating industry leading technologies and assets. We customize our CRISPR technologies to our selected targets by holistically engineering the core components of a CRISPR system with an aim to broaden our therapeutic index by enhancing the overall efficacy, safety, and deliverability of the resulting therapeutic.

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CRISPR by Design Flywheel: continuous improvement, expansion and risk mitigation. We continually iterate our platforms based on our own growing body of data as well as published data from others in the genetic medicine community. This engineering feedback loop creates a flywheel effect of learning and implementation, through which we will continue to apply disruptive development techniques to CRISPR drug creation, allowing us to continuously expand our strong and differentiated suite of platforms, assets and intellectual property.

Through our CRISPR by Design engineering approach we will continue to apply disruptive development techniques to CRISPR drug creation, allowing us to continuously expand our strong and differentiated operating model, suite of technologies, assets and intellectual property.

Our technology

We believe comprehensive molecular engineering is necessary to develop genetic medicines for broad patient populations, including those suffering from widespread, chronic diseases with significant unmet need. As a result, we holistically engineer the three main components of the CRISPR system, the CRISPR protein, the gRNA, and the delivery vehicle, with an aim to enhance the therapeutic index in the form of efficacy, safety, and deliverability of the resulting genetic medicine.

CRISPR protein engineering. Our two initial CRISPR-based technologies, ELXR and XE, were both engineered from the naturally occurring CasX enzyme to improve activity, specificity, targeting range, and delivery. CasX has several inherent advantages for genetic modification, including delivery flexibility, a unique DNA repair pattern, and high intrinsic specificity. By starting with this single protein, each data set we generate from our engineering efforts is additive and we are able to more fully characterize the editing properties of the enzyme. Through many engineering revolutions, we have improved several important characteristics of naturally occurring CasX that impact its potential editing profile, such as CRISPR protein stability, DNA binding and unwinding, gRNA binding, gRNA stability, DNA cleavage activity, and specificity.

These engineering efforts created XE. XE is over 125 steps in sequence space away from the naturally occurring CasX and over 100 times more potent in editing activity as demonstrated in cell-based assays. We have further engineered XE into ELXR, which is designed to enable durable epigenetic silencing. The comprehensive engineering of our ELXR and XE technologies has been focused on simultaneously improving their activity and specificity to create molecules with the ideal set of therapeutic properties.

Delivery engineering. We also apply design-oriented engineering to improve the delivery systems for our two initial technologies. In addition to carefully selecting the appropriate delivery technology, we place significant focus on optimizing ELXR and XE for a particular delivery modality. For example, in the case of LNP-based RNA delivery, which we are using for our lead programs, we have demonstrated in vitro that optimizing both the mRNA and gRNA payloads can lead to a more than two-fold increase in editing efficiency. Similarly for viral delivery, we engineered novel AAV cargos for XE delivery into the CNS, muscle, and eye. In preclinical in vivo models, these AAV cargos have shown a more than 10-fold increase in activity. If these results translate to humans, it could mean significantly lower doses of AAVs thereby addressing challenges such as immunogenicity, AAV toxicity and manufacturing complexity.

Guide RNA engineering. We have significant internal capabilities to screen for gRNAs that can enable a high specificity while maintaining high activity. Our gRNA screening starts with a proprietary in silico design process incorporating our proprietary machine learning models “DeepXE”. This system has demonstrated predictive ability on par with, if not exceeding, many of the available Cas9-based prediction systems and can cut screening effort and time in half. Computationally identified hits are then put through a series of screens in therapeutic area-relevant human cell lines, and the resulting leads undergo more thorough optimization and vetting in disease-relevant phenotypic screens in vitro and in vivo. Additionally, we extensively characterize the specificity profiles of our potential product candidates in order to minimize off-target effects from initial gRNA design. Through the gRNA engineering process, we believe we can rapidly identify and improve the most promising gRNA candidates to pair with our ELXR and XE technologies as potential product candidates.

Our focused and iterative engineering processes have created two powerful gene modification platforms: ELXR and XE. We believe the combination of these two platforms provides us the flexibility to select and prioritize an appropriate technology for a given application based on the desired product characteristics and the data produced.

Engineering CasX into XE

CasX is a novel, metagenomically derived CRISPR enzyme originally discovered in the lab of our co-founder Dr. Doudna at the University of California, Berkeley. We believe that naturally occurring CasX has several inherent notable advantages for genetic modification, including high specificity and a smaller size (less than 3 kb) relative to other CRISPR proteins. The figure below is a graphical representation of CasX-based editing. CasX produces staggered DSBs that generate larger deletions when repaired, allowing for more effective disruption of or insertion into the genome. Cas-based nuclease editing systems are generally composed of a CRISPR protein and a retargetable gRNA. The gRNA guides the CRISPR protein to a specific sequence of DNA and, if the PAM sequence is recognized by the CRISPR protein at the targeted sequence, the CRISPR protein will cleave the DNA, creating a DSB. Once a cleavage event has occurred, the DSB is then repaired by a cell’s natural mechanisms, such as non-homologous end joining or homology-directed repair which facilitates genetic insertions, deletions or repairs. In the case of CasX, we have observed the ability to frequently create a predictable deletion pattern at the cut site providing us with a more consistent outcome.

TARGET DNA SEQUENCE
DNA cleavage
PAM
Engineered Guide RNA
EDITED DNA SEQUENCE

Through engineering revolutions, we have improved important characteristics of naturally occurring CasX that impact its potential editing profile, such as stability, activity, and specificity, which we believe dramatically increase its potential for therapeutic uses. The result of these engineering revolutions can be seen in the images of naturally occurring CasX and XE in the figure below with key changes highlighted in blue. The resulting XE is more than 125 steps through sequence space away from naturally occurring CasX.

We carried out in vitro cleavage reactions with DNA targets and excess CRISPR enzymes to determine cleavage rates. As shown in the graph on the left below, the cleavage rate of the engineered XE was at least 75-fold higher than that of the naturally occurring CasX enzyme, demonstrating the improvements of the enzyme’s ability to edit the gene. To assess whether this result recapitulates in human cells, we assayed CasX and XE for editing ability on 30 matched genomic targets via low-dose transfection. As shown in the graph on the right below, the median editing rate for CasX was 0.8%, while the median editing rate for XE was 83%, showing an approximately 100-fold increase in editing efficiency.

Our X-Editor (XE) solution

XE is a novel CRISPR-based nuclease editing technology which was developed by engineering CasX and its gRNA for desired therapeutic characteristics as detailed below. We believe XE is a versatile editing technology with significant key advantages, including:

High specificity and activity: XE is designed to deliver both high on-target activity and high on-target specificity providing the opportunity for delivering genetic medicines with a greater therapeutic index.

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Activity: We have observed that XE has the ability to edit at or above the level of other gene editing technologies at the same or lower doses in nonclinical experiments leading to full saturation of liver genome editing at or below the dose of 1mpk in NHP.

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Specificity: We have observed that XE has the ability to fully discriminate between on-target and off-target sites with a single nucleotide polymorphism in nonclinical experiments leading to general improvements in specificity including no observable off-target editing with guides in the 1200 and 1400 programs.

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Broad versatility: XE’s versatility in delivery to different tissues, broad targeting range, and potential ability to execute different editing types enables a wide variety of genetic outcomes to address disease.

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Targeting range: XE’s consistency of activity across targets as well as our ability to engineer new distinct PAM recognition indicates that we may be able to theoretically target any desired site in the human genome.

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Addressable tissue type: CasX’s small size relative to many other CRISPR enzymes has allowed us to engineer substantially improved delivery cargos for AAV and other systems. In preclinical studies, XE has achieved at or near saturation levels of gene editing in various regions of the central nervous system, the retina, the liver, as well as in cardiac and skeletal muscle. Editing outcome: XE is capable of a wide variety of genetic modifications. These include gene knock-out, exon skipping, excision, transcription factor site removal, allele-specific editing, multiplexed editing, mRNA isoform changes, and homology- directed repair.

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Measurable mechanism of action: Given the established scientific methods for measuring the profile of DSBs within the genome, we believe that applying XE as a nuclease editor will allow us to robustly assess and characterize its safety profile, including its off-target effects.

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Novel intellectual property: Given the broad use of Cas9 and other CRISPR-based systems, the ability to generate meaningful, new intellectual property is limited. For example, we are aware of over 10,000 granted patent applications that claim Cas9 worldwide. In contrast, our proprietary genetic modification platforms are built on CasX, which is a novel enzyme that is less than 5% identical to Cas9. We believe this provides an expansive field within which we intend to continue to develop and patent new technologies and applications.

XE activity

XE potency

XE has demonstrated robust on-target editing rates and performance across various human targets and cell types, including primary human cells. We conducted an internal experiment comparing the editing rates, as measured by next generation sequencing, or NGS, of our XE against various Cas9 molecules and metagenomically derived Cas12 molecules at 25-30 target sites across six locations in the human genome via low-dose transfection of cultured human cells. As demonstrated in the graph on the left below, we observed that at the median gRNA, XE achieved at least 30% to 40% higher editing rates than the two Cas9 molecules we tested, including an engineered Cas9 and a clinically tested Cas9 variant, and achieved greater than 10-times more activity than other engineered Cas12 variants. In all instances, XE outperformed other natural and engineered proteins in overall editing activity as well as proportion of target sites achieving editing levels greater than 80%. Additionally, the figure on the right depicts the results of head-to-head testing performed by three independent third parties to evaluate the editing efficiency of XE compared to Cas9. In these assays, each third party compared its Cas9 system to a similarly targeted XE and in each study, such third party observed that XE was as potent, and in some cases more potent, than their Cas9 in each tested protocol.

To evaluate whether the enhanced editing activity observed in vitro translated in an in vivo therapeutically relevant setting, we assessed XE-mediated editing in the livers of NHP. In this NHP study, we treated NHPs with LNPs encapsulating a prototype XE molecule and a targeting gRNA at three different doses: 0.5 mg/kg (N=6), 1.5 mg/kg (N=6), and 3.0 mg/kg (N=6). A saline control group of NHPs (N=4) was included for comparison. Note that given the relatively low number of NHPs per group, this preclinical study was not powered for statistical significance in effect. As shown in the figure below, delivery of the engineered XE molecule resulted in dose-dependent editing at the target locus in the whole NHP liver. In fact, we observed saturating editing at 1.5 mg/kg, achieving ~76.1% editing, meaning we were able to edit at maximum saturation of the bulk NHP liver.

XE is the first non-Cas9-based molecule to achieve saturating editing at a target locus in NHP liver

We believe this represents the first reported demonstration of saturating whole-liver editing in NHPs using a non-Cas9 CRISPR molecule. These findings are further consistent with the NHP results discussed with the 1400 prototype in which we observed saturating editing, achieving ~77.1%, at 1.5 mg/kg and support the in vivo potency achieved through engineering of the XE technology and demonstrate the ability of XE to achieve robust hepatocyte editing in vivo.

XE specificity

High specificity is important in preventing off-target effects; however, there is often an observed tradeoff between activity and specificity. Therefore, we built and are continuing to improve versions of XE that exhibit a low propensity to cleave at mismatched targets while maintaining desired on-target activity. For example, in the data below on the left-hand side, further engineered XE variants were screened in a cell-based assay that determines on- and off-target editing scores based on activity across dozens of gRNA-target pairs by comparing to an XE reference variant. Most variants alter activity without altering the ratio of on- to off-target activity, creating a linear trend across the activity-specificity landscape. Variants that enhance specificity independent of their effect on overall activity can be identified as variants that lie above and to the left of the general trend. Based on these screens, we believe we can increase specificity without substantially impacting activity. Furthermore, we have identified hyper-specific XE variants that we believe have the ability to reduce off-target editing in a clinical setting. In the right figure below, a human cell culture assay was created to assess editing simultaneously at disease-associated single nucleotide polymorphisms, or SNPs, from the National Center for Biotechnology Information ClinVar Database and the corresponding wild-type genetic sequence. In this assay, over two-thirds of all gRNAs had high editing on target and the ability to fully discriminate between on-target and off-target sites at the mismatched allele, demonstrating the specificity of XE.

We further evaluated XE specificity by treating primary human hepatocytes with LNPs encapsulating the prototype XE molecule with a targeting gRNA at a supersaturating 10x EC90 dose. Potential off-target sites were nominated using a comprehensive genomic approach that combined in silico prediction, in cell assays, and in vitro biochemical assays, followed by deep sequencing of nominated sites in PHHs treated at 10x EC90 dose. As shown in the figure below, robust on-target editing was achieved, while no detectable off-target editing was observed across these nominated off-target sites under these supersaturating conditions. We believe these data demonstrate favorable specificity and safety profile of XE and support the potential for a broad therapeutic window.

A Manhattan plot of net indel rates at nominated off-target sites showed no detectable off-target editing for an XE

prototype

XE targeting range

We have further engineered XE for broad target recognition, which should enable us to target the genome more evenly. In order to bind to DNA sequences, CRISPR enzymes search for target sequences and sequences of PAMs. The naturally occurring CasX PAM sequence allows access to, on average, approximately every 26 base pairs in the human genome. We have engineered XE variants to access a broadened set of PAM sequences to target approximately every 9 base pairs in the human genome. This re-specification is a demonstration of our differentiated engineering capabilities which we believe will ultimately allow us to potentially target the full human genome.

Engineering XE into ELXR systems for gene repression

Background on epigenetic modulation

The epigenome is a fundamental system of basic biology consisting of reversible marks that can durably regulate how much or how little the genome is read, transcribed and expressed. The molecular machinery of epigenetic systems can selectively mark specific regions of DNA, making them inaccessible, less active or silent. Conversely, these systems can also activate gene expression. This information is encoded at the molecular level by epigenetic marks, such as DNA methylation and histone modifications, which are used by cellular machinery to determine the relative expression of a gene.

Synthetic targeted epigenetic modulation is an emerging tool that actively manipulates cellular machinery by orchestrating the endogenous regulators of gene expression at a particular site to influence DNA transcription. Epigenetic modulators use fusions of DNA targeting domains and effector domains to write specific epigenetic marks at a target location in the gene, which can then control the level of gene expression.

The advent of CRISPR has enabled a new universally targetable, multiplexable, and leverageable platform that has demonstrated the ability to install durable epigenetic silencing. Epigenetic modulation is notably distinct from traditional double strand break, or DSB, induced gene editing as well as attachment-based approaches such as base editing and prime editing, by effecting a wholly cut-free method of manipulating gene expression. This novel approach avoids DNA cutting or nicking entirely by changing only epigenetic marks, leaving the genetic sequence intact.

Epigenetic modulators use fusions of DNA targeting domains and epigenetic effector domains to write specific marks at a target location. ELXR uses a nuclease-inactivated version of XE, or dXE, as the DNA targeting domain. Data demonstrating the complete ablation of genetic modification activity can be seen below where the mutation of three active site coordinate residues led to a complete reduction of genome editing activity in a cell culture assay.

We subsequently engineered ELXR molecules by appending novel effector domains involved in repressive epigenetic modification. These domains were identified from comprehensive screens of tens of thousands of repressor domains mined from diverse sources or have been engineered from known human epigenetic modifying enzymes.

As shown in the data in the volcano plot below, we identified novel repressor domains that significantly outperformed the widely used repressor domains in knocking down the expression of a target gene in pooled human cell screens.

Statistical Significance
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used in CRISPRi

Our ELXR solution

ELXR is our proprietary epigenetic repressor designed to achieve durable epigenetic silencing by, directly and indirectly, writing epigenetic marks on both histones and DNA, as shown in the image below.

ELXR utilizes a nuclease-inactivated version of the XE technology combined with epigenetic repressive domains. We believe ELXR has key advantages in gene silencing, including:

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High activity and durability: We have observed that ELXR has the ability to induce near complete gene silencing that is heritable through cell division persisting in long-term assays in rapidly dividing cell cultures.

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Intrinsic and engineered specificity: We believe the mechanism of ELXR could significantly improve the safety of genetic medicine given that epigenetic marks must be written precisely to avoid being rapidly reversed by cell machinery. Furthermore, we have engineered an allosteric “lock” on epigenetic marking that creates a new framework for higher-fidelity, lower-risk epigenetic therapies.

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Potential for reversibility: Given ELXR leaves the target DNA sequence unchanged, we believe epigenetically silenced genes may be returned to their pre-modified state through small-molecule treatment or targeted activation.

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Potential for multiplexing: Because ELXR does not cleave or nick DNA, we believe there is minimal risk of translocations or genomic instability. Therefore, ELXR may have significant applications in multiplex gene silencing allowing it to address multifactorial diseases.

Given the activity, durability, specificity, and reversibility we have observed, we believe epigenetic modification with ELXR may be applied to many of the same targets as ASOs, siRNAs and antibodies, to create therapeutics with potentially enhanced safety, efficacy, and durability.

ELXR activity and durability

We are designing ELXR to durably modulate gene expression at high levels. We have used our differentiated engineering approach to consistently improve the profile of our ELXR through multiple revolutions. To assess the potential activity of ELXR prototypes, we measured the level of on-target DNA methylation in an in vitro cell culture model at five days post-treatment via NGS. As shown on the graph on the left below, we observed approximately 80% on-target DNA methylation on average across the ELXR prototypes. To understand the potential for durability, we conducted a separate study in which we assessed the percentage of cells repressed by ELXR at different points in time following a single administration of ELXR at day 0. For this assay, we specifically chose a rapidly dividing cell culture to understand how DNA methylation is transmitted across multiple generations of cells. As shown on the graph on the right, we observed an increase in durability over the course of development, with our ELXRv4 prototype demonstrating greater than 90% repression over the course of 120 days.

ELXR intrinsic and engineered specificity

Epigenetic marks must be written precisely to persist through cell division and avoid being rapidly reversed by cell machinery. We have sought to address the inherent challenges of off-target epigenetic modification by engineering our epigenetic writer domains to have greater activity on-target. To assess the potential for specificity of ELXR prototypes compared to a similar Cas9-based epigenetic repressor, we measured the level of off-target DNA methylation at a non-targeted sentinel locus that is sensitive to global methylation changes in an in vitro cell culture model at five days post-treatment via NGS. As seen in the graph on the left below, we observed a decrease in off-target engagement from our ELXRv1 to ELXRv4 prototypes, as shown by DNA methylation, that was substantially lower than the Cas9-based epigenetic repressor. Additionally, in a second study, cells treated with ELXR repressed only the target gene as measured by bulk RNA-SEQ. As shown in the graph on the right below, ELXR v4 was highly specific on the transcriptome. These data represent differential expression analysis of human cell lines treated in triplicate with mRNA+gRNA versus untreated cells. Dotted lines represent cutoff values for calling a differentially expressed gene (p-adjusted less than 0.0001, |log-fold change| greater than 2).

Further ELXR engineering to build in additional specificity control

To further improve specificity, we engineered an allosteric regulatory domain into the ELXR molecule designed to synthetically reconstruct a cell’s native autoinhibitory mechanism. This provides an additional layer of specificity control by restraining DNA methyltransferase activity until the ELXR molecule has bound the intended target locus and sensed the appropriate local chromatin environment prior to on-target silencing. To assess the effects of incorporating this allosteric domain into our ELXR technology on transcriptome-wide specificity, we compared ELXR molecules with and without the allosteric regulatory domain following transient mRNA delivery with a targeting gRNA and quantified the number of differentially expressed genes (DEG) relative to an untreated control by RNA sequencing seven days after treatment. As shown in the figure below, these analyses revealed that molecules without the allosteric domain, or unconstrained epigenetic editors, induced >150 differentially expressed genes, whereas allosteric ELXRs regulated only the targeted gene. These data demonstrate that allosteric ELXRs showed improved specificity readout in vitro, reducing off-target transcriptional effects by approximately 100-fold compared to non-allosteric molecules in this experiment.

Allosteric ELXRs reduce the number of off-target gene perturbations in vitro

Unconstrained epigenetic editor vs. untreated
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p-value
p – value and log2 FC
−Log10 P
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total = 17799 variables
Allosteric ELXR vs. untreated
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p-value
p – value and log2 FC
−Log10 P
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Target
-5.0
-2.5
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total = 17799 variables

To assess whether this added specificity control translated in vivo, we compared molecules with and without the allosteric domain in wild-type mice following intravenous LNP delivery of mRNA encoding each construct together with a targeting gRNA. RNA sequencing was performed on liver tissue harvested after each treatment, and differential gene expression was assessed relative to saline controls. As shown in the figure below, the allosteric ELXR induced fewer off-target DEGs than the non-allosteric molecules by >10-fold at the day 42 timepoint shown. Across in vitro and in vivo studies, allosteric ELXRs reduced the number of off-target DEGs by approximately 10-to-100-fold compared with their non-allosteric counterparts, supporting the potential of this engineering design to improve specificity while preserving on-target gene silencing.

Allosteric ELXRs reduce the number of off-target gene perturbations in vivo

Importantly, incorporation of the allosteric regulatory domain did not reduce activity. To demonstrate this, we tested molecules with and without the allosteric domain across multiple target genes, measured target protein expression by flow cytometry, and calculated fold change in repression induced by allosteric ELXR relative to their non-allosteric counterparts. As shown in the figure below, allosteric ELXR enhanced on-target repression relative to unconstrained epigenetic editors, averaging at least 4-fold improvement in activity across spacers. Overall, these data collectively demonstrate that ELXR engineering can simultaneously improve specificity and potency, which may broaden the potential therapeutic window for epigenetic silencing-based therapeutics.

Allosteric ELXRs demonstrate increased activity across targets compared with unconstrained epigenetic silencers

Fold Change Repression
(allosteric/unconstrained)
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ELXR potential for reversibility

Given ELXR leaves the target DNA sequence unchanged, we believe target genes that are epigenetically silenced may be returned to their pre-modified state through deliberate intervention via treatment with small molecules or targeted epigenetic activation. This feature could allow an ELXR treatment to be reversed if desired. To evaluate the ability of epigenetic modification to repress a target gene and reverse that repression, we utilized both an ELXR and an XE molecule to target and knock-out or repress a gene. We then measured this repression over 8 weeks and observed that both the ELXR and XE molecules achieved similar results of greater than 80% repression or knock-out, respectively. We then transferred the repressed cells into media with an increasing dose of a clinically approved small molecule that inhibits the propagation of epigenetic marks after cell division. As depicted in the graph below, until the application of the small molecule, the cells treated using ELXR experienced stable target repression, similar to the level of knock-out observed in the cells treated with our XE molecule. However, while the XE-treated cells showed ongoing inactivation after the application of the small molecule, the target gene expression observed using ELXR showed a trend towards reversibility in a dose-dependent manner.

Level of target repression and target knockdown by ELXR and XE molecules before and after epigenetic reactivation

% Target expression (Phenotype)
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ELXR potential for multiplexing

Many diseases are multifactorial and caused by a complex set of genetic factors rather than single gene mutation or single point mutation. Because epigenetic modification leaves the target DNA sequence unchanged and results in no direct damage to the DNA sequence, we believe epigenetic modulation can provide a safe tool for multiplexing the repressions of various targets. As a result, we believe ELXR could provide a powerful tool for addressing complex and multifaceted diseases.

Given the activity, durability, specificity, and reversibility we have observed, we believe epigenetic modification with ELXR may be applied to many of the same targets as ASOs, siRNAs and antibodies, to create therapeutics with potentially enhanced safety, efficacy, and durability.

Delivery optimization – LNP formulations

In addition to cargo engineering and optimization, we have also proactively screened for and identified LNP formulations with the most favorable tolerability profiles by assessing multiple LNP formulations in combination with our proprietary XE cargo in two separate NHP studies, where NHPs were treated with LNPs encapsulating a prototype XE molecule and a targeting gRNA at a dose of 1.5 mg/kg. In NHP Study 1, we compared the percent editing achieved in the whole NHP liver between LNP formulation “A” (N = 4 NHPs) and LNP formulation “B” (N = 4 NHPs), and we observed high editing activity achieved with LNP formulation “B”. Subsequent testing of LNP “B” (N = 5 NHPs) head-to-head with LNP “C” (N = 6 NHPs) in NHP Study 2 revealed the ability of LNP “C” to achieve saturating editing in vivo, specifically attaining an average of ~76.12% editing with LNP “C” compared to an average of ~61.76% editing with LNP “B”. As shown in the figure below on the left, across two NHP studies, LNP formulations demonstrated a clear hierarchy of editing at the 1.5 mg/kg dose level, with LNP “C” achieving the highest level of whole liver editing of all three LNP formulations tested. In NHP Study 2, we also performed tolerability assessments by examining ALT and total bilirubin levels at the 1.5 mg/kg dose level. As shown in the figure below on the right, LNP “C” exhibited a more favorable liver safety profile than LNP “B”, with approximately three-fold lower peak liver function test (LFT) levels compared to LNP “B” at the same dose. Based on these data, we selected LNP “C” for advancement. We believe that pairing optimized LNP formulations with our high potency proprietary cargo may enable effective delivery at lower doses, supporting a potentially improved safety profile and differentiated therapeutic window for our product candidates.

NHP testing of multiple lipid formulations demonstrates hierarchy of potency (left) and superior LFT profile of LNP “C” (right)

Continued enhancement and expansion of our CRISPR technologies

We plan to continue to iterate through engineering cycles, improved by the flywheel effects of our CRISPR by Design approach, to further improve our initial ELXR and XE technologies. We remain committed to building the right tool for the job and plan to evaluate the strategic value of building additional technologies such as epigenetic activators, nucleobase editors, RT-based editors, and others.

Manufacturing

We do not currently own or operate manufacturing facilities. At this time, we utilize third-party CDMOs for manufacturing our drug substances and drug products in accordance with cGMP. We believe there are multiple CDMOs that can provide sources for all of the materials required for the manufacturing of our product candidates. At the appropriate time in the product development process, we will determine whether to establish in-house GMP manufacturing capabilities for some core technologies or continue to rely on third parties to manufacture commercial quantities for any products that we may successfully develop. Our personnel have extensive technical, manufacturing, analytical and quality experience and are qualified to oversee our contracted manufacturing and testing activities.

Competition

The pharmaceutical and biotechnology industries, including the genetic medicine and gene editing fields, are characterized by rapidly advancing technologies, intense competition and a strong defense of intellectual property. We believe that our CRISPR-based technologies, ELXR and XE, are highly differentiated and that our considerable expertise, as well as our team’s extensive experience with genome editing technologies, provide us with significant competitive advantages. Nevertheless, we face competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

There are several companies utilizing CRISPR-Cas9 technology in clinical stage trials, including CRISPR Therapeutics AG, Editas Medicine, Inc., Intellia Therapeutics, Inc. and Caribou Biosciences, Inc. In addition, companies using Cas attachment technologies in clinical stage trials include Verve Therapeutics, a subsidiary of Eli Lilly and Company, Beam Therapeutics Inc., Prime Medicine Inc., Tessera Therapeutics, Inc., Mammoth Biosciences, Inc., Arbor Biotechnologies, Inc. and Metagenomi Inc., among others. More recently, several companies have emerged focusing on epigenetic modification to modulate protein expression without directly editing DNA, such as nChroma Bio, Inc., Epicrispr Biotechnologies, and Tune Therapeutics, Inc. We are aware of a number of genetic medicine companies with operations outside of the U.S. with active cardiometabolic programs, including AccurEdit Therapeutics, CorrectSequence Therapeutics, Epigenic Therapeutics Co., Ltd., Yoltech Therapeutics Co., Ltd., among others. Several additional companies utilize alternative nuclease-based epigenetic modification technologies, including ZFNs, engineered meganucleases and TALENs. In addition, we face competition from companies utilizing small interfering RNA, oligonucleotides, cell therapy therapeutic approaches and LNP delivery technologies to create therapeutics including Corsera Health Inc.

Our lead candidate and development programs target genetic risk factors of ASCVD. There are several approved products for LDL-C lowering or cardiovascular risk reduction, such as statins, ezetimibe, bempedoic acid, lomitapide, mipomersen and icosapent ethyl. There are also several approved products that target PCSK9 protein as a mechanism to lower LDL-C and reduce the risk of ASCVD, including evolocumab, which is a mAb marketed as Repatha® by Amgen Inc., alirocumab, which is a mAb marketed as PRALUENT® by both Sanofi and Regeneron Pharmaceuticals, Inc., and inclisiran, which is a siRNA marketed as LEQVIO® by Novartis.

We are also aware of at least one other gene editing program targeting PCSK9 in development by Verve Therapeutics, a subsidiary of Eli Lilly and Company. Additionally, there are other investigational therapies targeting PCSK9, as an orally administered peptide or small molecule, including Merck & Co., Inc.’s enlicitide and AstraZeneca PLC’s laroprovstat.

In addition, several investigational medicines designed to reduce Lp(a) are currently in clinical development. These include pelacarsen, an antisense oligonucleotide licensed by Novartis, olpasiran, an investigational siRNA medicine targeting Lp(a) licensed by Amgen, zerlasiran, an investigational siRNA medicine being developed by Silence Therapeutics plc., and lepodisiran, an investigational siRNA medicine being developed by Eli Lilly and Company, and muvalaplin, an investigational small-molecule inhibitor being developed by Eli Lilly and Company. In addition, CRISPR Therapeutics AG and Verve Therapeutics, a subsidiary of Eli Lilly and Company, have disclosed programs targeting Lp(a) in clinical or preclinical development.

Further, several medicines designed to reduce APOC3 are currently approved and in clinical development. These include olezarsen, an antisense oligonucleotide marketed as TRYNGOLZA™ by Ionis Pharmaceuticals, Inc., approved for FCS and sHTG, and plozasiran, an siRNA medicine targeting APOC3 marketed as REDEMPLO® by Arrowhead Pharmaceuticals, Inc., and approved for FCS.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future that are approved to treat the same diseases for which we may obtain approval for our product candidates. This may include genetic medicines companies with other approaches, as well as other types of therapies.

Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process and marketing than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and genetic medicines industries may result in resources becoming increasingly concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We also compete with these companies to recruit and retain qualified scientific and management personnel. We will also face significant competition in other areas as we approach commercialization of any product candidates, including establishing clinical trial sites, recruiting patient registration for clinical trials, establishing sales and marketing networks and producing technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer or more effective, particularly if they represent cures, or are better tolerated, more convenient, or less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market, or may establish more effective sales and marketing platforms. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience and availability of reimbursement, as well as our ability to effectively market our products.

Material agreements

Regents Exclusive License Agreements

On September 25, 2018, we entered into an exclusive license agreement with the Regents, which was amended and restated on September 24, 2020, or, as amended from time to time, the UCB Exclusive License Agreement. Under the UCB Exclusive License Agreement, the Regents granted us an exclusive, worldwide license, with the right to grant sublicenses, under the Regents’ rights in specified patent rights relating to RNA-guided nucleic acid modifying enzymes and methods of use thereof and variant Type V CRISPR/CAS effector polypeptides, which we collectively refer to as CasX and CasY, to make, have made, use, have used, sell, offer to sell and import products and services and practice methods involving CasX and CasY (to the extent covered by the licensed patent rights) for treatment of all human diseases (except infectious viral diseases and diagnostic applications). The Regents also granted us a non-exclusive, worldwide license, with the right to grant sublicenses, under the same Regents’ patent rights as described above to make, have made, use, have used, sell, offer to sell and import products and services and practice methods involving use of CasX and CasY covered by the patent rights for agricultural, veterinary, industrial bio-production and environmental applications (excluding diagnostic applications). The UCB Exclusive License Agreement is subject to the Regents’ retained rights to make and use the patented inventions, licensed products, services and methods and associated technology, and to allow other educational and non-profit institutions, including the Howard Hughes Medical Institute, to do so for educational and research purposes. Additionally, due to federal funding of research giving rise to the patent rights licensed to us by the Regents, the U.S. government has rights in certain in-licensed patent applications, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf as well as “march-in” rights permitting to use or allow third parties to use the technology developed using U.S. government funding. See “Risk Factors—Risks Related to Intellectual Property—Our rights to develop our CRISPR-based technologies, ELXR and XE, and to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.”

Under the UCB Exclusive License Agreement, we are obligated to diligently proceed with the development, manufacture, and sale of licensed products, services and methods in quantities sufficient to meet market demand. We are also obligated to meet certain clinical stage development regulatory approval, and commercial milestones by certain specified achievement dates. If we do not meet such a milestone by the applicable achievement date or opt to not extend such date, the Regents may terminate the UCB Exclusive License Agreement or change our exclusive license to a non-exclusive license.

In consideration for the rights granted under the UCB Exclusive License Agreement, we (i) paid a $0.1 million upfront license fee, (ii) issued to the Regents 127,726 shares of our common stock, (iii) issued to the Regents a warrant to purchase 74,324 shares of our common stock with an exercise price per share equal to $3.08 per share that expires upon the earlier of the ten-year anniversary of its issuance, the closing of our initial public offering or upon a change of control, and (iv) agreed to pay an annual license maintenance fee of $50,000 beginning from September 2019.

We may also be required to pay up to $27.7 million in future development and regulatory milestone payments and up to $3.6 million in future commercial milestone payments with respect to all licensed products, and royalties at percentage rates ranging in the low to mid-single digits on future net sales by us and our sublicensees of licensed products, services and methods, if any, subject to certain minimum annual royalty payments following commercialization. Such royalties may be increased if we or our sublicensees challenge the patent rights licensed to us by the Regents and decreased if we are required to pay a third party for rights to intellectual property in order to produce or practice a licensed product, service or method, but such decrease would not apply to royalties owing to net sales made by our sublicensees. The foregoing royalties will be payable to the Regents until the expiration of all patent rights licensed to us by the Regents. Additionally, we are required to pay a specified percentage of non-royalty sublicensing revenue we receive including cash and premium paid on equity under any sublicensing agreements, subject to certain exceptions.

The term of the UCB Exclusive License Agreement will expire on the date of the last-to-expire valid claim under the Regents’ patent rights licensed to us. As of December 31, 2025, we estimate that the last patent right licensed under the UCB Exclusive License Agreement will expire in 2039, without giving effect to any potential patent term extensions or patent term adjustments. We may terminate the UCB Exclusive License Agreement in whole or as to any portion of the Regents’ patent rights upon a specified written notice period. The Regents have the right to terminate the UCB Exclusive License Agreement, upon written notice, in the event we violate or fail to perform any term of the UCB Exclusive License Agreement, subject to a notice and cure period.

Acuitas Therapeutics Inc.

Development and Option Agreement

On November 7, 2022, we entered into a development and option agreement, or the Acuitas Development and Option Agreement, with Acuitas Therapeutics, Inc., as supplemented and amended from time to time, the Acuitas Agreement. Under the Acuitas Agreement, we and Acuitas agreed to conduct a program to evaluate and develop product candidates combining our gene editing technology and the LNP technology of Acuitas.

The Acuitas Agreement provides us the option to enter into non-exclusive, worldwide license agreements with respect to reserved human genome targets, with the right to sublicense (subject to certain restrictions), under Acuitas’ patent rights and know-how covering its LNP technology to exploit licensed products for all human therapeutic or prophylactic uses. We may exercise our option with respect to a specified number of products directed to reserved targets (each of which we refer to herein as an Option). Under the Acuitas Agreement, we may non-exclusively reserve certain targets for potential use in the program.

In consideration for the rights granted under the Acuitas Agreement, we paid a technology access fee of $0.4 million for each Option. We are also obligated to pay to Acuitas an annual target reservation fee of $0.1 million per target for each target we elect to reserve until we exercise our Option with respect to such target or such target is removed from the list of reserved targets. Upon exercising an Option to enter into a non-exclusive license agreement for a human genome target, we will be required to pay Acuitas a $3.0 million Option exercise fee, subject to reduction by the target reservation and maintenance fees that are creditable against the Option exercise fee for the applicable target.

The term of the Acuitas Agreement will expire on November 7, 2027. We have the right to terminate the Acuitas Agreement in its entirety upon a specified written notice period. Additionally, either party can terminate the Acuitas Agreement for the other party’s uncured material breach or bankruptcy.

License Agreement

If we exercise our Option to enter into a non-exclusive license agreement for any licensed product, we agreed to enter into a pre-negotiated license agreement pursuant to which we will be required to pay Acuitas up to $20.0 million in future development and regulatory milestone payments, and up to $40.0 million in future commercial milestone payments per licensed product. We will also be obligated to pay Acuitas royalties, the Acuitas Royalties, at percentage rates in the low single digits on future net sales of licensed products by us and our sublicensees, subject to reduction under certain customary conditions. The Acuitas Royalties will be payable on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale of a licensed product in a country and continuing until the latest of: (i) the expiration of the last to expire valid claim of a licensed patent that covers such licensed product in such country, (ii) expiration of regulatory exclusivity for such licensed product in such country, and (iii) ten years from the first commercial sale of such licensed product in such country.

In December 2023, we exercised an Option with respect to a licensed product and a licensed genome target and entered into a non-exclusive, worldwide license with Acuitas, with a right to sub-license through multiple tiers, under the licensed LNP technology to research, develop and commercialize the licensed products using the LNP technology, or the Acuitas License Agreement. The Acuitas License Agreement is substantially in the form of pre-negotiated license agreement described above and attached as an exhibit to the Acuitas Development and Option Agreement.

The term of such license agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of our obligation to pay royalties to Acuitas with respect to such licensed product in such country. We will have the right to terminate such license agreement in its entirety upon a specified written notice period. Additionally, either party will be able to terminate such license agreement for the other party’s uncured material breach or bankruptcy.

Sanofi – 2023 in vivo Exclusive License Agreement

On June 19, 2023, we entered into an exclusive license agreement, as amended, or the 2023 Sanofi License Agreement, with Genzyme Corporation, a Sanofi affiliate. Under the 2023 Sanofi License Agreement, we granted Sanofi an exclusive, worldwide license, with the right to sublicense (subject to certain restrictions), under any patent rights and know-how that are owned or controlled by us relating to our CRISPR CasXE genome editing technologies and target specific gRNA molecules for the research, development, manufacture, and commercialization of in vivo gene editing therapies directed to sickle cell disease, with an option to expand to additional targets for the diagnosis, prevention, and treatment of any disease, but excluding infectious viral diseases.

Under the 2023 Sanofi License Agreement, we are obligated to use commercially reasonable efforts to use our proprietary screening systems and know-how to identify potential gRNA molecules for Sanofi’s licensed targets and provide Sanofi with details regarding such potential gRNA molecules while Sanofi is responsible for all other activities.

In consideration for the rights granted under the 2023 Sanofi License Agreement, we received an upfront payment of $40.0 million, approximately $15.0 million through March 31, 2026 in fees and milestones and may receive up to an additional $410.0 million in aggregate in payments for nomination fees, research, development, and regulatory milestones, and up to $825.0 million in aggregate in commercial milestones for all targets, assuming one licensed product is developed for each licensed target, as well as tiered royalties ranging from the high single-digit to low teens percentages on future net sales of licensed products, if any, subject to reduction under certain specified conditions. The royalties will be payable on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale in a country and continuing until the latest of: (i) the date on which the sale of such licensed product would no longer infringe a valid claim in such country, (ii) expiration of regulatory exclusivity of such licensed product in such country, or (iii) a low two-digit number of years from the first commercial sale of such licensed product in such country.

We also have a right to opt into global development cost sharing, as well as co-promotion and profit and loss sharing in the United States on one future licensed target. In the event we exercise our opt-in right on one future licensed target, the development and regulatory milestone payments applicable to the licensed products directed to such licensed target will be subject to reduction and the royalty rates for sales of the associated product outside of the United States will be subject to certain upward adjustments. In the event we exercise our opt-in right and subsequently opt-out, the royalty rates may be subject to certain upward adjustments.

The term of the 2023 Sanofi License Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of Sanofi’s obligation to pay royalties to us, or, if applicable, the cost sharing term. Sanofi has the right to terminate the 2023 Sanofi License Agreement with respect to a licensed product, licensed target or in its entirety for convenience, upon a specified notice period. If Sanofi terminates the 2023 Sanofi License Agreement for convenience, we have a right of first negotiation for a license under certain of Sanofi’s intellectual property rights developed under the 2023 Sanofi License Agreement that covers the terminated licensed products. We have the right to terminate the 2023 Sanofi License Agreement in the event that Sanofi or its affiliate or sublicensee brings any legal action seeking to invalidate any licensed patent. Additionally, either party can terminate the 2023 Sanofi License Agreement for the other party’s uncured material breach or bankruptcy.

On July 17, 2026, we entered into an amendment of the 2023 Sanofi License Agreement under which we extended the nomination period for Sanofi to select one additional target under the license and we expanded the license to include our ELXR Platform for that target.

Prevail Therapeutics, Inc. – Exclusive License and Collaboration Agreement

On May 11, 2023, we entered into a license and collaboration agreement, or the Lilly License Agreement, with Prevail Therapeutics, Inc., a wholly-owned subsidiary of Eli Lilly and Company, for research and development collaborations and granting to Prevail exclusive license rights under patents and technology for certain products. Under the Lilly License Agreement, we granted to Prevail an exclusive, worldwide license, with the right to sublicense (subject to certain restrictions), under any patent rights and know-how that are owned or controlled by us that are necessary or reasonably useful for research, development, and manufacturing of in vivo gene editing therapies that incorporate a CasX editor for the development of in vivo therapies directed to specified targets known to cause serious neurological and neuromuscular diseases, but with respect to certain of the patent rights excluding certain infectious viral diseases. Prevail is obligated to use commercially reasonable efforts to obtain regulatory approval for at least one licensed product directed to each licensed target in the United States and at least one other major market country.

As consideration for the licensed rights, we received upfront consideration of a $45 million cash payment. In addition, Prevail has paid us $10.0 million in research and development milestone payments through March 31, 2026 and we may receive up to an additional $110.0 million in aggregate research and development milestone payments and up to $1.1 billion in aggregate commercial milestone payments (in each case, assuming one licensed product is developed for each licensed target and we have not opted into profit and loss sharing, discussed below), as well as tiered royalties (subject to reductions) in the mid-single digit to low teens percentages on annual worldwide net sales of such licensed product. The royalties will be payable on a licensed product-by-licensed product and country-by-country basis, from the date of first commercial sale of such licensed product in a country until the latest of (i) the expiration of the last valid claim within the licensed patent rights covering such licensed product in the country in which such licensed product is made, used or sold, (ii) the expiration of the data, regulatory or market exclusivity periods conferred by the applicable regulatory authority in such country with respect to such licensed product, and (iii) the tenth anniversary following the date of the first commercial sale of such licensed product in such country.

We also have a right to opt in to development cost sharing, as well as profit and loss sharing in the United States on one licensed target. In the event we exercise our opt-in right, the commercial milestone payments applicable to licensed products directed to such licensed target will be subject to reduction and the royalty rates for sales of the co-developed product outside of the United States will be subject to certain upward adjustments.

The agreement will expire on a licensed product-by-licensed product basis upon the later of (i) the expiration of the last to expire royalty term in the country for such licensed product and (ii) the expiration of the cost-sharing term. At any time, Prevail may terminate the agreement without cause in its entirety or on a research plan-by-research plan, licensed target-by-licensed target or licensed product-by-licensed product basis upon specified written notice. We may terminate the agreement in part solely with respect to a licensed patent that Prevail directly or indirectly challenges, opposes, seeks to invalidate or render void or unenforceable, subject to certain exceptions. Either party may terminate the agreement for the other party’s uncured material breach.

Intellectual property

Our commercial success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries for our current and future CRISPR-based technologies and related product candidates. We seek to protect our proprietary position by, among other methods, filing and in-licensing U.S. and foreign patents and patent applications. We also rely on trademarks, trade secrets, and confidential know-how to develop and maintain our proprietary position.

Generally, issued patents have a term of 20 years from the earliest claimed non-provisional filing date in the applicable country. In certain instances in the United States, patent terms can be adjusted to recapture a portion of delay by the USPTO in examining the patent application, or extended to account for patent term effectively lost as a result of the FDA regulatory review process, or both. Similar provisions are available in Europe and certain other jurisdictions to extend the term of a patent.

As of March 31, 2026, our patent estate, which consists of owned and in-licensed (from UCB) patents and applications, includes 12 issued U.S. patents, 21 pending U.S. non-provisional patent applications, 16 issued foreign patents, 194 pending foreign patent applications, and 2 pending international patent applications filed under the Patent Cooperation Treaty (PCT patent application), not yet nationalized. The foreign patents and applications are in various countries or regions outside of the U.S., including Argentina, Australia, Bahrain, Brazil, Canada, Chile, China, Colombia, Egypt, Hong Kong, India, Israel, Japan, Kuwait, Mexico, New Zealand, Peru, Philippines, Qatar, Saudi Arabia, Singapore, South Africa, South Korea, Taiwan, United Arab Emirates, and countries within the European Patent Convention and the Eurasian Patent Organization. These patents and applications include filings directed toward our ELXR and XE technologies, STX-1150, STX-1200 and STX-1400, as well as CRISPR-related technologies available for partnering in the areas of neuromuscular diseases, neurological diseases, hemoglobinopathies, retinal disorders, immunotherapies, ex vivo technologies, and delivery platforms. The issued patents, and any patents that issue from the pending patent applications are expected to expire between 2037 and 2045, without taking into account any potential patent term adjustments or extensions.

Epigenetic Long-Term X-Repressor (ELXR) Technology

We own patent applications directed to the ELXR technology itself, providing compositions of matter, and their methods of making, delivery, and use. As of March 31, 2026, these filings include 1 granted U.S. patent, 2 pending U.S. non-provisional patent applications, and 44 pending foreign patent applications. Any patents that may be issued from these pending patent applications are expected to expire between 2043 and 2044, without taking into account any potential patent term adjustments or extensions.

X-Editor (XE) Technology

We in-licensed certain patents and applications from UCB that relate to CasX proteins, methods of making and using the CasX proteins, as well as guide molecules to be used with the CasX proteins and methods of making and using them. As of March 31, 2026, the in-licensed patents and applications include 4 issued U.S. patents, 5 issued foreign patents, and 15 pending foreign patent applications. Three of the issued U.S. patents are expected to expire in September 2037, and one of the issued U.S. patents is expected to expire in August 2039, absent any patent term adjustments or extensions. Other patents that may be issued from these pending applications are also expected to expire between 2037 and 2039, without taking into account any potential patent term adjustments or extensions.

We also own patents and applications directed to engineered CasX variants, engineered guide molecules, gene editing systems, their discovery using directed molecular evolution techniques, and methods of making, delivery, and their use. These patents and applications also provide engineered catalytically inactive CasX variant product candidates for use in our ELXR technology. As of March 31, 2026, our XE technology patent portfolio includes 4 issued U.S. patents, 6 pending U.S. non-provisional patent applications, 9 issued foreign patents, and 50 pending foreign patent applications. The issued U.S. patents provide coverage for CasX variant product candidates, and are expected to expire in June 2040 and December 2041, without taking into account any potential patent term adjustments or extensions. Other patents that may be issued from these pending applications are expected to expire between 2040-2043, without taking into account any potential patent term adjustments or extensions.

STX-1150

We also own patent applications related to our ELXR technology for PCSK9, providing compositions of matter, and their methods of making, delivery, and use. As of March 31, 2026, these filings include 1 issued U.S. patent (expected to expire in June 2043), 3 pending U.S. non-provisional patent applications and 51 pending foreign patent applications. Any patents that may be issued from the pending patent applications are expected to expire between 2043 and 2044, without taking into account any potential patent term adjustments or extensions.

STX-1200

We also own patent applications related to our XE technology for LPA, providing compositions of matter, and their methods of making, delivery, and use. As of March 31, 2026, these filings include 1 pending U.S. non-provisional patent application and 5 pending foreign patent applications. Any patents that issue from the pending patent applications are expected to expire in 2044, without taking into account any potential patent term adjustments or extensions.

STX-1400

We also own patent applications related to our XE technology for APOC3, providing compositions of matter, and their methods of making, delivery, and use. As of March 31, 2026, these filings include 1 pending PCT patent application that has not yet been nationalized. Any patents that issue from the national phase entries of this pending PCT patent application are expected to expire in 2045, without taking into account any potential patent term adjustments or extensions.

Other Targets and Delivery Systems

Additionally, several of our owned patents and applications are directed to delivery platforms, including AAV vectors, CasX-delivery particles, and lipid nanoparticles, as well as ex vivo technologies. Our patent estate includes patents and applications directed to targets in the areas of neuromuscular diseases, neurological diseases, hemoglobinopathies, immunotherapies, and retinal disorders. These filings also relate to compositions of matter and methods of making, delivery, and use of our CRISPR-related technologies for the targets. As of March 31, 2026, these patents and applications include 3 issued U.S. patents, 4 pending U.S. non-provisional patent applications, 2 issued foreign patents, 35 pending foreign patent applications, and 1 pending PCT patent application that has not yet been nationalized. The issued U.S. patents provide coverage for compositions and methods for using CasX to edit various targets, as well as platform delivery technologies, and are expected to expire in September 2041 and June 2042, without taking into account any potential patent term adjustments or extensions. Other patents that may issue from these pending applications are expected to expire between 2040 and 2045, without taking into account any potential patent term adjustments or extensions.

Although we will continue to file patent applications and to seek to maximize the scope of our patent protection for all of our programs, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our products or product candidates. Without patent protection for our current or future product candidates, we may be open to competition from third parties. For more information, see section entitled “Risks related to our intellectual property.”

We also maintain and are seeking registered trademarks. As of March 31, 2026, we own 25 registered trademarks and 2 pending trademark applications, and we expect these numbers to grow as our portfolio continues to evolve and expand.

We also protect the know-how underlying our CRISPR gene-editing technology and our CRISPR-related product candidates as trade secrets. To help protect our trade secrets, we rely, in part, upon confidentiality agreements with our commercial partners, collaborators, employees, and consultants, and invention assignment agreements with our employees. We limit the disclosure of our trade secrets to employees who have a need to know such information in order to perform their responsibilities. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and physical and electronic security of our information technology systems. While we aim to ensure we have agreements in place to help protect our trade secrets and confidential know-how, these agreements may be breached, and we may not have adequate remedies for any resulting breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information see section entitled “Risks related to our intellectual property.”

Obtaining patents does not guarantee our right to practice or commercialize the patented technology. Third parties may have or in the future obtain rights to patents that could be used to prevent or attempt to prevent us from commercializing our CRISPR-related product candidates. If third parties prepare and file patent applications in the United States or other jurisdictions that also claim technology to which we have rights, we may have to participate in proceedings in the USPTO, such as interference or derivation proceedings, in the federal courts, or in similar proceedings in other jurisdictions to determine the priority of invention, or potential validity, enforceability, or infringement. For more information see section entitled “Risks related to our intellectual property.”

Government regulation and product approval

Government authorities in the United States, at the federal, state, and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biological products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA approval process

In the United States, biological products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, the Public Health Service Act, or the PHSA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of biological products. Biological products used for the prevention, treatment or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act that governs the approval of new drug applications, or NDAs. Biological products are approved for marketing under provisions of the PHSA, via a BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending BLAs, warning or untitled letters, requests for product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, including those conducted in accordance with GLPs, and other applicable regulations;

•	submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, or ethics committee at each clinical site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with regulations governing human subject protection and the conduct of clinical trials, GCPs, to evaluate the safety, purity, and potency of the product candidate for its intended use;

•	submission to the FDA of a BLA;

•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the biologic is produced to assess compliance with cGMPs to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

•	satisfactory completion of potential inspection of selected clinical investigation sites to assess compliance with GCPs; and

•	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests can include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. A sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans. An IND will also include a protocol detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some preclinical testing may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; and (iii) under protocols detailing the objectives of the trial and the criteria to be evaluated.

Each protocol involving testing on humans and subsequent protocol amendments must be submitted to the FDA as part of the IND, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and preclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs or biologics, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA regulations or presents an unacceptable risk to the clinical trial patients. Imposition of a clinical hold may be full or partial. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval. The IRB will also monitor the clinical trial until completed. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study.

Finally, research activities involving infectious agents, hazardous chemicals, recombinant DNA and genetically altered organisms and agents may be subject to review and approval of an Institutional Biosafety Committee, or IBC, in accordance with the National Institutes of Health, or NIH, Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding for recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical trials to support BLAs are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the biological product candidate into patients, the product is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics, pharmacological actions, side effects associated with drug exposure, and to obtain early evidence of a treatment effect if possible. Phase 2 usually involves trials in a limited patient population to determine the preliminary effectiveness of the biological product candidate for a particular indication, determine optimal dose and regimen, and to identify common adverse effects and safety risks. If a biological product candidate demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical effects and further evaluate efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the biological product candidate and to provide adequate information for the labeling of the product. In many cases, particularly for prevalent diseases, the FDA requires two adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency (alternatively referred to as safety and effectiveness) of the biological product candidate. In many other conditions, particularly for rare disease therapies, a single adequate and well-controlled trial may be sufficient when in conjunction with confirmatory evidence. A single adequate and well-controlled trial may also be sufficient, though it is less common, when the trial is a large, multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after BLA approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

In addition, the manufacturer of an investigational biologic in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational biologic.

Concurrent with clinical trials, a sponsor must also develop additional information about the chemistry and physical characteristics of the biologic and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA review and approval process

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing and distribution of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee. Under an approved BLA, the applicant is also subject to an annual program fee. These fees typically increase annually. A waiver of user fees may be obtained under certain limited circumstances.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be filed based on the FDA’s determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. Once the BLA submission is filed, the FDA reviews the application to determine, among other things, whether the biologic is safe, pure, and potent and the facility or facilities in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity, and potency. The FDA has agreed to certain performance goals under the Prescription Drug User Fee Act, or PDUFA, to complete its review of BLAs. Most applications are classified as Standard Review that are reviewed within ten months of the date the FDA files the BLA; most applications classified as Priority Review are reviewed within six months of the date the FDA files the BLA. A BLA can be classified for Priority Review when the FDA determines the biological product candidate has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority reviews may be extended by the FDA one time for three additional months to consider an amendment to the BLA considered by the FDA to be major. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

The FDA may also refer applications for novel biological products, as well as biological products that present difficult questions of safety or efficacy, to be reviewed by an advisory committee—typically a panel that includes clinicians, statisticians and other experts—for review, evaluation and a recommendation as to whether the BLA should be approved. The FDA is not bound by the recommendation of an advisory committee, but generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biological product is manufactured. The FDA will not approve the product unless compliance with cGMP requirements is satisfactory. For a gene editing product, the FDA also may not approve the product if the manufacturer is not in compliance with Current Good Tissue Practices, or cGTP, if applicable. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues and cellular and tissue-based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the cGTP requirements is to ensure that cell and tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with GCP and other legal requirements. To assure cGMP, cGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

After the FDA evaluates the BLA and completes any clinical and manufacturing site inspections, it issues either an approval letter or a complete response letter. A complete response letter indicates that the review cycle for the application is complete, and the application will not be approved in its present form, and generally outlines the deficiencies in the BLA submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application for approval. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing and distribution of the biologic with specific prescribing information for specific indications.

As a condition of BLA approval, the FDA may require a REMS to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product’s safe use, or ETASU. An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Changes to some of the conditions established in an approved BLA, including changes in indications, product labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA, or supplement to an approved BLA, before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing original BLAs.

Expedited development and review programs

The FDA has a number of programs intended to expedite the development or review of a marketing application for an investigational biologic. For example, the fast track designation program is intended to expedite or facilitate the process for developing and reviewing product candidates that meet certain criteria. Specifically, investigational biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA is submitted, the application may be eligible for priority review. With regard to a fast track product candidate, the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the applicant pays any required user fees upon submission of the first section of the BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Certain biological product candidates may also be eligible for RMAT designation. A product candidate can receive RMAT designation if (1) the product candidate is an RMAT, meaning that, with limited exceptions, the product candidate is a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products; (2) the product candidate is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such a disease or condition. Based on FDA’s interpretation of the FDC Act, certain human gene therapies and xenogeneic cell products may also meet the definition of a regenerative medicine therapy. RMAT designation provides all the benefits of breakthrough therapy designation, including more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review of a BLA submission. Product candidates granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit or through reliance upon data obtained from a meaningful number of clinical trial sites, including through expansion of trials to additional sites.

Any product candidate submitted to the FDA for approval, including a product candidate with a fast track designation, breakthrough designation or RMAT designation, may also be eligible for priority review. A BLA is eligible for priority review if the product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of a BLA designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of original BLAs under its current PDUFA review goals.

Fast track designation, breakthrough therapy designation, RMAT designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA-regulated products, including biological products, are required to register and disclose certain clinical trial information on the website www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of a clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of clinical development programs as well as clinical trial design.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, BLAs, supplements to BLAs for new active ingredients, new indications, new dosage forms, new dosing regimens, or new routes of administration must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted.

The Best Pharmaceuticals for Children Act, or BPCA, provides a six-month extension of any non-patent exclusivity for a biologic if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the agreed timeframe. Applications to change labeling after performance of studies under the BPCA are treated as priority applications.

Orphan Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or where, if the disease or condition affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same biologic for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such biologic also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. However, competitors may receive approval of different products for the disease or condition for which the orphan product has exclusivity or obtain approval for the same product but for a different disease or condition for which the orphan product has exclusivity. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity. In addition, if an orphan-designated product receives approval for a disease or condition broader than covered in the orphan designation, the product may not be entitled to orphan exclusivity for the entire scope of the indication.

Post-approval requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, as well as the post-approval marketing and promotion of biologics, including direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require Phase 4 or other post-market testing, a REMS, and/or surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. The FDA generally recommends that sponsors of human gene therapy or gene editing products observe subjects for potential delayed adverse events for up to five years for products involving AAV vectors and for up to fifteen years for genome editing products. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biological product’s manufacturing facilities to assess compliance with cGMPs. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses of approved products. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

The FDA may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	warning letters or untitled letters;

•	corrective advertising;

•	clinical holds on ongoing or planned clinical studies;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions, fines or the imposition of civil or criminal penalties.

Additional controls for biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. After approval of a BLA, biologics manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Biosimilars and exclusivity

The ACA includes a subtitle called BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product.

Biosimilarity, which requires that there be no clinically meaningful differences between the proposed biosimilar biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, an assessment of toxicity, and a clinical trial or studies though the FDA has broad discretion to set or waive certain biosimilar licensure data requirements. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. The FDA has licensed numerous biosimilars and a handful of interchangeable biosimilars under the BPCIA and has issued several guidance documents outlining an approach to review and approval of biosimilars.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of its product. The BPCIA also created an exclusivity period for the first biosimilars approved as interchangeable products. Moreover, an interchangeable biosimilar product, once approved, may be substituted under existing state law for a reference product in a way that is similar to traditional generic substitution for non-biological products; any non-interchangeable biosimilar products may also be substituted by a healthcare provider but, under existing law, will not be automatically substituted at the pharmacy.

The first biological product submitted under the biosimilar abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against approval of another interchangeable biological product that relies on the same reference product for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period. The “first interchangeable biosimilar biological product” is defined by statute as any interchangeable biosimilar biological product that is approved on the first day on which such a product is approved as interchangeable with the reference product.

The biosimilar application also will not be approved until any applicable non-patent exclusivity for the reference product has expired. In some instances, a biosimilar applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the biosimilar prescribing information.

Patent term extension

The Hatch-Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date, only one patent per product may be extended, and only those patents with claims covering the approved biologic, a method for using it, or a method for manufacturing it may be extended. After BLA approval, owners of relevant biologic patents may apply for the extension. The allowable patent term extension is calculated as half of the biologic’s testing phase (the time between IND application and BLA submission) and all of the review phase (the time between BLA submission and approval) up to a maximum of five years. However, the time can be reduced for any time FDA determines that the applicant did not pursue approval with due diligence.

USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the biologic covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a biologic for which a BLA has not been submitted.

Data privacy and security laws

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our partners. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Other U.S. healthcare laws and compliance requirements

In the United States, pharmaceutical and biotechnology company activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services, or CMS, other divisions of the HHS, the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, recommending or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between biotechnology manufacturers on one hand and prescribers, purchasers, and/or formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. In addition, the statutory exceptions and regulatory safe harbors are subject to change. Additionally, the intent standard under the Anti-Kickback Statute was amended by the ACA to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the civil False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Biotechnology and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus generally non-reimbursable, uses and purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes. A claim including items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare professionals (including physician assistants and certain advance practices nurses) and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties.

Commercial distribution of products requires compliance with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. In addition, several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. Certain local jurisdictions also require drug and biologic manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Sales and marketing activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Violation of any of the federal and state healthcare laws described above or any other governmental regulations may result in penalties, including without limitation, significant civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, imprisonment, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, refusal to enter into government contracts, oversight monitoring, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings.

U.S. healthcare reform

Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical and biological product prices. Healthcare reform initiatives culminated in the enactment of the IRA, in August 2022, which, among other things, requires the HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although only high-expenditure single-source biologics that have been approved for at least 11 years (7 years for drugs) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices will be capped at a statutory ceiling price. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. In addition, CMS selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS has selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Currently, a drug or biological product that has an orphan drug designation for only one rare disease or condition is excluded from the IRA’s price negotiation requirements, as long as the drug is approved only for an indication within that disease or condition. However, as a result of a statutory amendment enacted in July 2025, beginning with the 2028 negotiated price applicability year, a drug may be designated for more than one rare disease or condition and still be excluded from price negotiation, as long as the only approved indications are for such rare diseases or conditions. The constitutionality of the IRA’s drug price negotiation program provisions is currently subject to ongoing litigation. The outcome of this litigation cannot yet be fully determined.

The IRA also penalizes drug and biologic manufacturers that increase prices of Medicare Part B and Part D drugs and biologics at a rate greater than the rate of inflation. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extended enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025, which expired at the end of 2025. Additional drug pricing proposals could appear in future legislation.

More recently, the OBBBA imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize.

The current Presidential administration is pursuing a two-fold strategy to reduce drug costs in the United States. While it is unclear whether and how such policies will be implemented, the proposed policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our product candidates, if approved. As part of this strategy, President Trump has proposed imposing significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the United States to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. In addition, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, although proposed regulations have not yet been published. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

Employees and human capital resources

As of March 31, 2026, we had 89 full-time employees, 69 of whom were engaged in research and development activities. Within our employee population, 44 of our employees hold Ph.D. degrees. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our headquarters are located in Alameda, California, where we lease and occupy 28,304 square feet of office and laboratory space. The current term of our lease expires in November 2029. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

Legal proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive officers and directors

The following table provides information, including ages as of July 15, 2026, regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers and Employee Directors:
Benjamin L. Oakes, Ph.D.	37	President, Chief Executive Officer and Chairman of the Board
Svetlana Lucas, Ph.D.	54	Chief Operating Officer
David L. Parrot, M.B.A.	57	Chief Financial Officer
Non-Employee Directors
James Watson, M.B.A.(1)(2)	61	Director
Behzad Aghazadeh, Ph.D.(2)	54	Director
Carl L. Gordon, Ph.D., CFA(1)(3)	61	Director
Joshua Bleharski, Ph.D., M.B.A.(2)(3)(4)(5)	51	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Dr. Bleharski has been appointed as a member of our board of directors effective upon the effectiveness of the registration statement of which this prospectus forms a part.
(5)	Lead independent director.

Executive officers and employee directors

Benjamin L. Oakes, Ph.D., is our co-founder and has served as our Chief Executive Officer, President, and a member of our board of directors since our inception in June 2017. Prior to co-founding the Company in June 2017, Dr. Oakes served as an Entrepreneurial Fellow at the Innovative Genomics Institute from May 2017 to September 2018, where he focused on the holistic engineering of genome editing technologies to build novel genome editing molecules. Dr. Oakes holds a B.A. in Philosophy and Neurobiology from Colby College and holds a Ph.D. in Molecular and Cellular Biology from the University of California, Berkeley. We believe Dr. Oakes is qualified to serve on our board of directors because of his 15 years of deep technical industry experience and expertise across synthetic biology, molecular engineering, CRISPR, and zinc finger-based genetic modification, as well as his profound company building experience over the nine years he has held the role as our co-founder, Chief Executive Officer, and President.

Svetlana Lucas, Ph.D., has served as our Chief Operating Officer since July 2026 and previously served as our Chief Business Officer since June 2019. Prior to joining us, Dr. Lucas served in various positions of increasing responsibility at Tizona Therapeutics, Inc., or Tizona, from July 2015 to June 2019, including most recently as Senior Vice President, Business Development from January 2019 to June 2019. Before joining Tizona, Dr. Lucas served as Head of Oncology and Inflammation External Research and Development at Amgen Inc., or Amgen, from August 2014 to July 2015. Dr. Lucas joined Amgen following Amgen’s acquisition of Onyx Pharmaceuticals, Inc., or Onyx, where she served as the Director of Corporate Development from September 2012 to August 2014. Prior to joining Onyx, Dr. Lucas held positions of increasing responsibility in strategy, business development and strategic marketing at XOMA Corporation, Facet Biotech (acquired by AbbVie), PDL Biopharma, Inc., and Amgen. Dr. Lucas began her career as a strategy consultant in the Life Sciences practice of McKinsey & Company. Dr. Lucas has served as a member of the boards of directors of Jasper Therapeutics, Inc., a public biotechnology company, since June 2024, and aTyr Pharma, Inc., a public biopharmaceutical company, since July 2019. Dr. Lucas has also served as an advisor to Radar Therapeutics since October 2023. Dr. Lucas holds an undergraduate degree in Biology from Lomonosov Moscow State University and holds a Ph.D. in Molecular Biology and Biochemistry from the California Institute of Technology.

David L. Parrot, M.B.A., has served as our Chief Financial Officer since December 2021. Prior to joining us, Mr. Parrot served as a Managing Director and Head of West Coast Life Science Investment Banking division at Barclays Investment Bank, or Barclays, from March 2019 to December 2021. Prior to joining Barclays, Mr. Parrot served as a Managing Director and Head of Life Sciences Investment Banking at SunTrust Robinson Humphrey, or SunTrust, from December 2014 to March 2019. Prior to SunTrust, Mr. Parrot served as a Managing Director of Life Science Investment Banking at BMO Capital Markets from July 2010 to December 2014, as a Managing Director of Healthcare Investment Banking for Montgomery & Co., LLC from June 2009 to July 2010, and as a Managing Director for Piper Jaffray from June 1998 to June 2009. Mr. Parrot holds a B.A. in Economics from Middlebury College and holds an MBA from the University of California, Berkeley, Haas School of Business.

Non-employee directors

James Watson, M.B.A., has served as a member of our board of directors since July 2025, and is currently an Operating Partner on the Bio + Health team at Andreessen Horowitz and leads the firm’s Business and Corporate Development team in life sciences. Mr. Watson also serves on the Boards of Inceptive, Genesis Molecular AI and Rice Biotech Labs. From October 2019 to March 2023, Mr. Watson served as the Chief Business Officer for Carmot Therapeutics, Inc. where he led strategy, finance, and corporate development. From April 2018 to July 2019, Mr. Watson served as Chief Business Officer and President ICT at Sigilon Therapeutics, Inc., or Sigilon, prior to Sigilon’s acquisition by Eli Lilly and Company. Previously, Mr. Watson spent nearly ten years in life science investment banking and led corporate development for two public biotechnology companies. Mr. Watson earned a bachelor’s degree in economics from the University of Portsmouth, United Kingdom and an MBA from Indiana University. We believe Mr. Watson is qualified to serve on our board of directors because of his extensive scientific expertise and industry experience.

Behzad Aghazadeh, Ph.D., has served as a member of our board of directors since March 2021, and is currently the Managing Partner of Avoro Capital Advisors and Avoro Ventures. Avoro Capital is a global life sciences company, which he joined in July 2011. From March 2017 to October 2020, Dr. Aghazadeh also served as Executive Chairman of the board of directors of Immunomedics, Inc., a public biopharmaceutical company (now a subsidiary of Gilead Sciences, Inc.). Dr. Aghazadeh additionally serves on the board of directors of Whitehawk Therapeutics, Inc., a commercial-stage biopharmaceutical company, which focuses on precision therapies for genetically defined cancers. Dr. Aghazadeh has more than 20 years of experience in the biopharmaceutical industry, including more than 15 years as an institutional investor and previously six years at Booz Allen as a general management consultant to senior executive teams in the healthcare sector. Dr. Aghazadeh received an M.S. in Physics from Ludwig Maximilian University of Munich and a Ph.D. in Biochemistry and Biophysics from Cornell University. We believe Dr. Aghazadeh is qualified to serve on our board of directors because of his extensive business development and industry experience.

Carl L. Gordon, Ph.D., CFA, has served as a member of our board of directors since March 2021. Dr. Gordon is a Managing Partner at OrbiMed Advisors LLC, an investment firm. Dr. Gordon currently serves on the boards of directors of Compass Therapeutics Inc., and Lomond Therapeutics Holdings, Inc., as well as several private companies. Dr. Gordon previously served on the boards of directors of several companies, including Adicet Bio, Inc., ArriVent BioPharma, Inc., Gemini Therapeutics Inc. (which merged with Disc Medicine, Inc.), Keros Therapeutics Inc., Kinnate Biopharma, Inc. (which was acquired by XOMA Corporation), MBX Biosciences, Inc., ORIC Pharmaceuticals, Inc., Prevail Therapeutics Inc., Terns Pharmaceuticals, Inc., and Theseus Pharmaceuticals, Inc., prior to its acquisition by Concentra Biosciences, LLC. Dr. Gordon received a B.A. in Chemistry from Harvard College, and a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology, and was a Fellow at The Rockefeller University. We believe Dr. Gordon is qualified to serve on our board of directors due to his vast operational business development and industry experience.

Joshua Bleharski, Ph.D., M.B.A., has served as a member of our board of directors since July 2026. Dr. Bleharski is currently the chief financial officer of IDEAYA Biosciences, Inc., a precision medicine oncology company, which he joined in May 2025. Prior to that, Dr. Bleharski served in a variety of roles at J.P Morgan’s Healthcare Investment Banking group from July 2008 to April 2025, most recently as a Managing Director and Global Co-Head of Biopharma. Over the course of his banking career, Dr. Bleharski advised on deals representing more than $65 billion of value, with a focus on capital markets transactions, M&A, and corporate strategy. Dr. Bleharski received a B.S. in Biology from Duke University, an M.B.A. from the University of California, Berkeley Haas School of Business, and a Ph.D. in Microbiology & Immunology from the University of California, Los Angeles. We believe Dr. Bleharski is qualified to serve on our board of directors because of his extensive industry expertise and scientific experience.

Election of executive officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family relationships

There are no family relationships among any of our executive officers or directors.

Board composition

Our board of directors currently consists of four members. Three of our directors are independent within the meaning of the independent director guidelines of Nasdaq. Pursuant to our current certificate and our amended and restated voting agreement, Dr. Oakes, Dr. Gordon, Dr. Aghazadeh and Mr. Watson have been designated to serve as members of our board of directors. The amended and restated voting agreement and the provisions of our current certificate that govern the election and designation of our directors will terminate in connection with this offering, after which no contractual obligations will concern the election of our directors.

Classified board of directors

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of our stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be Carl L. Gordon and Behzad Aghazadeh, and their terms will expire at the first annual meeting of our stockholders held following the completion of the offering;

•	the Class II directors will be Benjamin L. Oakes and James Watson, and their terms will expire at the second annual meeting of our stockholders held following the completion of the offering; and

•	the Class III director will be Joshua Bleharski and his term will expire at the third annual meeting of our stockholders held following the completion of the offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—anti-takeover provisions—Amended and restated certificate of incorporation and restated bylaw provisions” for additional information.

Director independence

In connection with this offering, our common stock has been approved for listing on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and director nominee and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our directors and director nominee, except for Dr. Oakes, are “independent directors” as defined under the current Nasdaq listing standards and SEC rules and regulations. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and director nominee and the transactions involving them as described in the section titled “Certain Relationships and Related Party Transactions.”

Lead independent director

Our board of directors has adopted corporate governance guidelines, which will become effective upon the effectiveness of this registration statement of which this prospectus forms a part, that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Joshua Bleharski to serve as our lead independent director, effective upon the effectiveness of this registration statement of which this prospectus forms a part. As lead independent director, Dr. Bleharski will provide leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and chair of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the board of directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below as of the completion of this offering. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the below committees has a written charter approved by our board of directors. Upon completion of this offering, copies of each charter will be posted on the investor relations page of our website. Members that serve on these committees will serve until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee is comprised of James Watson, Joshua Bleharski and Behzad Aghazadeh, with Mr. Bleharski as the chairperson of our audit committee. Our board of directors has determined that the composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations, and that each member of our audit committee is financially literate. In addition, our board of directors has determined that Joshua Bleharski is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him or her any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors.

Our audit committee is directly responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	the qualifications, independence and performance of our independent registered public accounting firm;

•	the preparation of the audit committee report to be included in our annual proxy statement;

•	our compliance with legal and regulatory requirements;

•	assisting our board of directors with risk assessment and management, including cybersecurity risk management;

•	our accounting and financial reporting processes, including our financial statement audits and the integrity of our financial statements; and

•	reviewing and approving related-person transactions.

Compensation committee

Our compensation committee is comprised of Carl L. Gordon and James Watson, with Mr. Watson as the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations.

Our compensation committee is responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer compensation arrangements, plans, policies and programs;

•	evaluating and recommending non-employee director compensation arrangements for determination by our board of directors;

•	administering our cash-based and equity-based compensation plans; and

•	overseeing our compliance with regulatory requirements associated with the compensation of directors, executive officers and employees.

Nominating and governance committee

Our nominating and governance committee is comprised of Carl L. Gordon and Joshua Bleharski, with Mr. Bleharski as the chairperson of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current Nasdaq listing standards.

Our nominating and governance committee is responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	advising our board of directors on environmental, social and other corporate governance matters.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers.

Code of business conduct and ethics

Prior to the completion of this offering, our board of directors adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our President and Chief Executive Officer and other executive and senior officers. The full text of our code of business conduct and ethics will be posted on the investor relations page of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings to the extent required by the applicable rules.

Non-employee director compensation

Our employee director, Dr. Oakes, has not received any compensation or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) for his service as a director for the year ended December 31, 2025. None of our non-employee directors (i) received any compensation or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) for their service as a director for the year ended December 31, 2025 or (ii) held any outstanding equity awards as of December 31, 2025.

Non-employee director compensation policy

Prior to this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service as directors. In connection with this offering, our board of directors has approved a non-employee director compensation policy, which will take effect following the completion of this offering, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards.

Beginning after this offering, pursuant to our non-employee director compensation policy, our non-employee directors will receive annual cash compensation of $40,000 for service on our board of directors and additional compensation for the chairperson and committee members as set forth below. All cash payments will be made quarterly in arrears, and pro-rated for any partial quarters of service, including for the initial quarter in which the non-employee director compensation policy is adopted.

•	Non-Executive Chair: $35,000

•	Lead Independent Director: $25,000

•	Audit Committee Chair: $18,000

•	Audit Committee Member (Non-Chair): $9,000

•	Compensation Committee Chair: $13,000

•	Compensation Committee Member (Non-Chair): $6,500

•	Nominating and Governance Committee Chair: $10,000

•	Nominating and Governance Committee Member (Non-Chair): $5,000

Initial appointment option grant

In addition, each non-employee director who is elected or appointed to our board of directors after completion of this offering will be granted an option under our 2026 Plan to purchase 14,725 shares of our common stock upon the director’s initial appointment to our board of directors (or, if such date is not a trading day, the first trading day thereafter), referred to as the Initial Award. The Initial Award will vest in equal annual installments over three years following the date of grant, such that the Initial Award will become fully vested and exercisable on the three-year anniversary of the date of grant, subject to the director’s continued service through each applicable vesting date.

Annual option grant

Each non-employee director who is serving on our board of directors immediately prior to, and will continue to serve on our board of directors following, our annual meeting of stockholders, will be granted an option under our 2026 Plan to purchase 7,362 shares of our common stock on the date of such annual meeting of stockholders (or, if such date is not a trading day, the first trading day thereafter), referred to as the Annual Award. Each Annual Award will vest on the earlier of (i) the anniversary of the date of grant and (ii) the next annual meeting of our stockholders, in each case, subject to the director’s continued service through the vesting date.

Initial public offering option grant

In connection with this offering, each non-employee director who is serving on the board of directors following effectiveness of the registration statement of which this prospectus forms a part was granted an option to acquire 14,725 shares of our common stock on the same terms as the Initial Grant at the public offering price.

Options granted to our non-employee directors shall accelerate in full upon the consummation of a change in control of us if they are then in service to us, pursuant to the terms of our 2026 Plan.

We also will continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committees.

In addition, our 2026 Plan includes a maximum annual limit for services rendered after this offering of $750,000 of cash compensation and equity awards that may be paid, issued, or granted to a non-employee director in any calendar year (increased to $1,000,000 for a non-employee director’s initial year of service). Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation earned by our named executive officers during the year ended December 31, 2025. Our named executive officers, who are our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) serving as executive officers as of December 31, 2025, were:

•	Benjamin L. Oakes, Ph.D., President and Chief Executive Officer;

•	Svetlana Lucas, Ph.D., Chief Operating Officer; and

•	David L. Parrot, Chief Financial Officer.

Summary compensation table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by or paid to our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Benjamin L. Oakes, Ph.D.
President and Chief Executive Officer	2025	511,035	—	1,013,822	40,884	23,057	(3)	1,588,798
David L. Parrot
Chief Financial Officer	2025	421,824	—	508,885	29,528	24,475	(4)	984,712
Svetlana Lucas, Ph.D.
Chief Operating Officer	2025	429,936	—	320,623	30,096	6,948	(5)	787,603

(1)

Represents for all our named executive officers (i) the grant date fair value of options awarded during the year ended December 31, 2025 as computed in accordance with FASB ASC Topic 718, (ii) the incremental fair value in connection with the stock option repricing completed in September 2025 of stock options held by the named executive officers in the amounts of $252,201, $120,409, and $30,213 for Dr. Oakes, Mr. Parrot, and Dr. Lucas, respectively, and (iii) the grant date fair value of options awarded as annual performance-based bonuses for 2025, which were determined by our board of directors and awarded in the first quarter of 2026, in each case as computed in accordance with FASB ASC Topic 718. For additional information on the stock option repricing, see “Narrative disclosure to summary compensation table—Repricings” below. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in our financial statements included elsewhere in this prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by each named executive officer from the options.

(2)

Represents performance-based cash incentive awards for 2025, which were determined by our board of directors based on the achievement of certain performance goals and paid during the third quarter of 2025 and the first quarter of 2026. For additional information regarding the non-equity incentive plan compensation, see the section titled “Non-equity incentive compensation.”

(3)	Represents a $5,000 matching contribution under our 401(k) Plan, $16,857 in health insurance premiums, and a $1,200 cell phone allowance.
(4)	Represents a $5,000 matching contribution under our 401(k) Plan, $18,275 in health insurance premiums, and a $1,200 cell phone allowance.
(5)	Represents a $5,000 matching contribution under our 401(k) Plan, $748 in health insurance premiums, and a $1,200 cell phone allowance.

Narrative disclosure to summary compensation table

2025 base salaries

Base salary is the only fixed component of our named executive officers’ total cash compensation and provides competitive and stable pay to attract and retain our executives. We make annual salary decisions by taking into account competitive data, the skills and experience that each executive brings to us, and the performance contributions of each executive. The base salaries for our named executive officers for fiscal year 2025 are included in the Summary compensation table above.

Annual incentive bonuses

Annual performance-based bonuses

A portion of the target total compensation for each named executive officer is in the form of an annual incentive opportunity, which is intended to motivate our executive officers to achieve annual corporate and individual performance objectives. For the 2025 annual bonuses, the corporate performance objectives included certain development goals and milestones related to corporate development milestones and capital and operational growth objectives. The 2025 target bonus amounts, expressed as a percentage of annual base salary, for Dr. Oakes, Dr. Lucas, and Mr. Parrot were 40%, 35%, and 35%, respectively. Based on achievement of corporate and individual performance objectives, our board of directors approved 2025 annual bonuses, which were paid in stock options in order to preserve working capital, as described in the Summary compensation table above.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our named executive officers’ interests with those of our stockholders and to retain and incentivize our named executive officers over the long-term. Our board of directors is responsible for approving equity grants. Vesting of equity awards is tied to continuous service with us and serves as an additional retention measure. Generally, our option awards vest over a four-year period subject to the holder’s continuous service to us, as further described under “—Outstanding equity awards at 2025 fiscal year-end table” below. Our named executive officers generally are awarded an initial new hire grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize our named executive officers with respect to achieving certain corporate goals or to reward our named executive officers for exceptional performance.

Prior to this offering, we have granted all equity awards pursuant to our 2018 Plan, the terms of which are described below under “—Equity compensation plans and other benefit plans.” All options are granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of the grant of such award.

Following this offering, we will grant equity awards under the terms of our 2026 Plan.

For 2025, our board of directors elected to pay the annual performance bonuses for our named executive officers in stock options rather than in cash compensation.

Non-equity incentive compensation

For 2025, our named executive officers were eligible to receive performance-based cash incentive awards. Performance was assessed against goals and targets that were established for the fiscal year by our board of directors. Each performance goal was assigned a “target” level of performance and certain of the performance goals for 2025 included a “stretch” level at which the award opportunity was capped. Achievement of the target performance level would earn the target award, and achievement at or above the stretch performance level (where applicable) would earn a multiple of the target opportunity. The performance goals used to determine cash incentive awards for 2025 were based on preclinical development of STX-1150 and development of third-party partnerships.

Repricings

In September 2025, we repriced certain outstanding stock options, including stock options held by Dr. Oakes, Dr. Lucas, and Mr. Parrot. The repricing reduced the exercise price per share of such options to $6.40, the fair market value of our common stock as determined by our board of directors on the date of the repricing. We believe that repricing these underwater stock options was important for the growth and development of our business in order to provide appropriate retention and motivation incentives for our employees holding these stock options. All other terms of such options, other than the exercise price, remained the same, including the number of shares granted, vesting schedule, and expiration.

In addition, our Board approved the repricing of certain outstanding stock options, including stock options held by Dr. Oakes, Dr. Lucas, and Mr. Parrot immediately following effectiveness of the registration statement of which this prospectus forms a part. This repricing reduced the exercise price per share of such options to the initial public offering price. We believe that repricing these underwater stock options was important for the growth and development of our business in order to provide appropriate retention and motivation incentives for our employees holding these stock options. All other terms of such options, other than the exercise price, remain the same, including the number of shares granted, vesting schedule, and expiration.

Outstanding equity awards at 2025 fiscal year-end table

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each of our named executive officers as of December 31, 2025. The exercise prices below reflect the stock option repricing that occurred in September 2025, which repriced stock options with exercise prices greater than $6.40 held by Dr. Oakes, Dr. Lucas, and Mr. Parrot.

	Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price($)	Option Expiration Date
Benjamin L. Oakes, Ph.D.
President and Chief Executive Officer	06/28/2020		25,330	—	—	3.08	06/07/2030
	08/06/2021		101,320	—	—	6.40	08/05/2031
	08/06/2021	(2)	—	—	101,320	6.40	08/05/2031
	03/21/2025	(3)	—	35,462	—	6.40	03/20/2035
Svetlana Lucas, Ph.D.
Chief Operating Officer	06/17/2019		34,490	—	—	2.84	06/16/2029
	06/08/2020		13,016	—	—	3.08	06/07/2030
	08/06/2021		21,108	—	—	6.40	08/05/2031
	03/21/2025	(3)	—	13,171		6.40	03/20/2035
David L. Parrot
Chief Financial Officer	12/16/2021		100,462	—	—	6.40	12/15/2031
	03/21/2025	(3)	—	13,171	—	6.40	03/20/2035

(1)	All outstanding equity awards were granted under the 2018 Plan.
(2)	The vesting schedule for the option is as follows: 100% vesting upon achievement of certain clinical development milestones, which have not been achieved as of December 31, 2025.
(3)

The vesting schedule for the option is as follows: 25% of the shares subject to the option shall vest on the first anniversary of the Vesting Commencement Date (01/01/2025) and 1/48th of the shares subject to the option shall vest on each monthly anniversary of the Vesting Commencement Date thereafter, subject to continued service.

Employment agreements

Each of our named executive officers has entered into executive employment agreements with our company, or Executive Employment Agreements, which include each officer’s base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation.

In addition, the Executive Employment Agreements provide for severance benefits upon a qualifying termination of employment outside of or in connection with a change in control of our company, as set forth below:

Outside of a Change in Control. Pursuant to the Executive Employment Agreements, if our named executive officers are terminated without “cause” or resign for “good reason” (as such terms are defined in each Executive Employment Agreement) outside the period commencing 90 days before and ending 18 months after a Change in Control (as defined in each Executive Employment Agreement), they will be entitled to receive (i) continued payment of base salary for 9 months for Dr. Oakes and 6 months for Dr. Lucas and Mr. Parrot, (ii) reimbursement of COBRA premiums for 9 months for Dr. Oakes and 6 months for Dr. Lucas and Mr. Parrot (or, if earlier, when the executive is eligible for similar coverage under a subsequent employer’s plan or their COBRA eligibility coverage expires) and (iii) 12 months’ vesting acceleration of all outstanding and unvested equity awards.

In Connection with a Change in Control. Pursuant to the Executive Employment Agreements, if our named executive officers are terminated without “cause” or resign for “good reason” within the period commencing 90 days before and ending 18 months after a Change in Control, they will be entitled to receive (i) a lump sum payment equal to 12 months of base salary for Dr. Oakes and 9 months of base salary for Dr. Lucas and Mr. Parrot (ii) reimbursement of COBRA premiums for 12 months for Dr. Oakes and 9 months for Dr. Lucas and Mr. Parrot (or, if earlier, when the executive is eligible for similar coverage under a subsequent employer’s plan or their COBRA eligibility coverage expires) and (iii) full vesting acceleration of all their outstanding and unvested equity awards.

All such severance payments and benefits under the Executive Employment Agreements are subject to each named executive officer’s execution of a general release of claims against us.

Equity compensation plans and other benefit plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain and motivate our employees, consultants and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2018 Stock Incentive Plan

Our 2018 Plan was initially adopted by our board of directors, referred to as the Board, and approved by our stockholders in December 2018.

Share Reserve. As of March 31, 2026, we had 1,672,540 shares of our common stock reserved for issuance pursuant to grants under our 2018 Plan, of which 135,917 remained available for grant. As of March 31, 2026, options to purchase 356,369 shares of common stock had been exercised and options to purchase 1,180,162 shares remained outstanding, with a weighted-average exercise price of $7.18 per share. No other types of awards are currently outstanding under the 2018 Plan. The 2018 Plan will terminate on the date that the 2026 Plan becomes effective (as described below) and no additional grants will be made pursuant to the 2018 Plan following its termination. However, any outstanding options and shares of restricted stock will remain outstanding and subject to the terms and conditions of the 2018 Plan until they are exercised, as applicable, or are terminated in accordance with the terms of the 2018 Plan and the applicable award agreements evidencing such awards.

Administration. Our Board, or a committee thereof appointed by our Board (collectively, the administrator), administers the 2018 Plan and the awards granted thereunder. Subject to the terms of the 2018 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret the 2018 Plan as well as to amend the terms of any outstanding award under the 2018 Plan, provided that any amendment that would adversely affect a participant’s rights under an outstanding award shall not be made without such participant’s written consent. The 2018 Plan provides that the Board may delegate the authority to grant awards under the 2018 Plan to one or more executive officers to the extent permitted by applicable law.

Eligibility. The 2018 Plan provides for the grant of both Incentive Stock Options (ISOs), within the meaning of Section 422 of the Code, which qualify for favorable tax treatment to their recipients under the Code, and Nonqualified Stock Options (NQSOs), as well as for the issuance of Restricted Stock Units (RSUs), Stock Appreciation Rights (SARs), Restricted Stock, Dividend Equivalent Rights (DERs) (each as defined in the 2018 Plan) and other rights or benefits under the 2018 Plan. We may grant ISOs only to our employees. We may grant NQSOs, RSUs, SARs, Restricted Stock, DERs and other rights or benefits to our employees, officers, directors and consultants. Only stock options and Restricted Stock have been granted under the 2018 Plan. We refer to employees, officers, directors or consultants who receive an award under our 2018 Plan as participants.

Options. The 2018 Plan provides for the grant of both (1) ISOs, intended to qualify for tax treatment under Section 422 of the Code which may be granted only to employees and (2) NQSOs, which may be granted to our employees, officers, directors and consultants, each at a stated exercise price and subject to certain vesting and other terms and conditions as set forth in the 2018 Plan. The 2018 Plan provides that the exercise price of each ISO must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of any ISO granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The 2018 Plan provides that the exercise price of each NQSO shall be determined by the administrator in accordance with applicable law. The maximum permitted term of options granted under our 2018 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to a participant who owns more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock and RSUs. The 2018 Plan provides for the grant of Restricted Stock and RSUs, with terms as generally determined by the administrator (in accordance with the 2018 Plan) and to be set forth in an award agreement. Restricted Stock is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of Restricted Stock will be determined by the administrator. Holders of Restricted Stock, unlike holders of options, will have the right to vote and any dividends or stock distributions paid pursuant to Restricted Stock will be accrued and paid when the restrictions on such shares lapse. RSUs represent the right to receive shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. Vested RSUs may be settled in cash, shares of our common stock or a combination of both. The maximum permitted term of RSUs granted under the 2018 Plan is ten years from the date of grant.

Stock Appreciation Rights. The 2018 Plan provides for the grant of SARs at a stated exercise price. A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by the administrator), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each SAR. The maximum permitted term of SARs granted under the 2018 Plan is ten years from the date of grant.

Limited Transferability. ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the person to whom they are granted, only by the person to whom they are granted. Other awards granted under the 2018 Plan are transferable (i) by will or by the laws of descent and distribution and (ii) during the lifetime of the person to whom they are granted, to the extent and in the manner authorized by the administrator by gift or pursuant to a domestic relations order to members of the immediate family of the person to whom they are granted.

Change in Control. The administrator has the authority, exercisable either in advance of any actual or anticipated Corporate Transaction or Change in Control or at the time of an actual Corporate Transaction or Change in Control and exercisable at the time of the grant of an award under the 2018 Plan or any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the 2018 Plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a Corporate Transaction or Change in Control, on such terms and conditions as the administrator may specify. The administrator also shall have the authority to condition any such award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the participant within a specified period following the effective date of the Corporate Transaction or Change in Control.

A Corporate Transaction is defined in the 2018 Plan as: (i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) the complete liquidation or dissolution of the Company; (iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of the Company’s common stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the administrator determines shall not be a Corporate Transaction; or (v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the administrator determines shall not be a Corporate Transaction.

A Change in Control is defined in the 2018 Plan as a change in ownership or control of the Company after the Registration Date (as defined below) effected through either of the following transactions: (a) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s stockholders which a majority of the Continuing Directors (as defined in the 2018 Plan) who are not affiliates or associates of the offeror do not recommend such stockholders accept, or (b) a change in the composition of the Board over a period of twelve (12) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

Registration Date is defined in the 2018 Plan as the first to occur of: (i) the closing of the first sale to the general public pursuant to a registration statement filed with and declared effective by the SEC under the Securities Act of (A) the Company’s common stock or (B) the same class of securities of a successor corporation (or its parent entity) issued pursuant to a Corporate Transaction in exchange for or in substitution of the Company’s common stock; or (ii) in the event of a Corporate Transaction, the date of the consummation of the Corporate Transaction if the same class of securities of the successor corporation (or its parent entity) issuable in such Corporate Transaction shall have been sold to the general public pursuant to a registration statement filed with and declared effective by the SEC under the Securities Act on or prior to the date of consummation of such Corporate Transaction.

Repricing. The administrator may, without approval of the stockholders, reduce the exercise price of any stock option or the base appreciation amount of any SAR, or cancel any stock option or SAR when its exercise price or base appreciation amount, respectively, is greater than the fair market of the underlying shares, in exchange for cash, other awards, options or SARs.

Adjustments. In the event of (i) any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued shares without receipt of consideration by the Company; (iii) any other transaction, including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; or (iv) any distribution of cash or other assets to stockholders other than an ordinary cash dividend, then (a) the number of shares covered by each outstanding award, and the number of shares which have been authorized for issuance under the 2018 Plan but as to which no awards have yet been granted or which have been returned to the 2018 Plan, (b) the exercise or purchase price of each such outstanding award, (c) the maximum number of shares with respect to which awards may be granted to any participant in any calendar year, and (d) any other terms that the administrator determines require adjustment, will be proportionately adjusted (or awards will be substituted, exchanged or granted to effect such adjustments). Any such adjustments to outstanding awards will be effected in a manner that precludes the enlargement of rights and benefits under such awards. In connection with such adjustments, the administrator may, in its discretion, prohibit the exercise of awards or other issuance of shares, cash or other consideration pursuant to awards during certain periods of time. Except as the administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no foregoing adjustment shall be made with respect to, the number or price of shares subject to an award.

Amendment; Termination. The administrator may amend, suspend or terminate the 2018 Plan at any time, subject to obtaining stockholder approval or a participant’s consent, as required under the 2018 Plan.

2026 Equity Incentive Plan

We have adopted our 2026 Plan as a successor to our 2018 Plan, which became effective immediately prior to the date of the effectiveness of the registration statement for which this prospectus forms a part. The purpose of our 2026 Plan is to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business. Our 2026 Plan authorizes the award of incentive stock options, or ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and non-qualified stock options, or NQSOs, Restricted Stock Awards, or RSAs, Stock Appreciation Rights, or SARs, Restricted Stock Units, or RSUs, performance awards and stock bonus awards.

Share Reserve. We have initially reserved 2,420,000 shares of our common stock, not including any reserved shares not issued or subject to outstanding grants under the 2018 Plan on the effective date of the 2026 Plan, for issuance pursuant to awards granted under our 2026 Plan. The number of shares reserved for issuance under our 2026 Plan will increase automatically on January 1 of each of the first ten (10) calendar years during the term of the 2026 Plan by the number of shares equal to the lesser of (i) 5% of the sum of the total number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) and the total number of shares of our common stock subject to any pre-funded warrants, in each case, as issued and outstanding as of the immediately preceding December 31, or (ii) such number as may be determined by our Board or our compensation committee.

In addition, the following shares will again be available for issuance pursuant to awards granted under our 2026 Plan:

•	shares subject to options or SARs granted under our 2026 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;

•	shares subject to awards granted under our 2026 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2026 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2026 Plan that are surrendered pursuant to an “exchange program” (as defined in our 2026 Plan);

•

shares issuable upon the exercise of options or subject to other awards granted under our 2018 Plan that cease to be subject to such options or other awards, by forfeiture, termination or otherwise, after the effective date of the 2026 Plan;

•	shares issued under the 2018 Plan before or after the effective date of the 2026 Plan pursuant to the exercise of stock options that are, after the effective date of the 2026 Plan, forfeited;

•	shares subject to awards granted under our 2018 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2026 Plan; and

•	shares subject to awards under our 2018 Plan or our 2026 Plan that are used to pay the exercise price of an option or a SAR or withheld to satisfy the tax withholding obligations related to any award.

Administration. Our 2026 Plan is expected to be administered by our compensation committee, referred to as the Committee, all of the members of which are outside directors as defined under applicable federal laws, or by our Board acting in place of our Committee. Subject to the terms and conditions of the 2026 Plan, the Committee will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2026 Plan as well as to determine the terms of such awards and prescribe, amend and rescind the rules and regulations relating to the 2026 Plan or any award granted thereunder. The 2026 Plan provides that our Board or Committee may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our Board.

Eligibility. Our 2026 Plan provides for the grant of awards to our employees, directors, consultants, independent contractors and advisors.

Options. Our 2026 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NQSOs to purchase shares of our common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2026 Plan must be at least equal to the fair market value of our common stock on the date of grant. In addition, ISOs granted to an individual who holds more than 10% of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. Subject to stock splits, dividends, recapitalizations or similar events, no more than 12,100,000 shares may be issued pursuant to the exercise of incentive stock options granted under the 2026 Plan.

Options may vest based on service or achievement of performance conditions. Our Committee may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In the event of a participant’s termination of service, an option is generally exercisable, to the extent vested, for a period of three months in the case of termination other than due to “cause” or the participant’s death or “disability” (as such terms are defined in our

2026 Plan), or twelve months in the case of termination due to the participant’s death or disability, or such longer or shorter period as the Committee may provide, but in any event no later than the expiration date of the stock option. Stock options generally terminate upon a participant’s termination of employment for cause. The maximum term of options granted under our 2026 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds more than 10% of the total combined voting power of all classes of our capital stock is five years from the date of grant.

Restricted Stock Awards. An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may lapse based on the satisfaction of service or achievement of performance conditions. The price, if any, of an RSA will be determined by the Committee. Holders of RSAs will have the right to vote and any dividends or stock distributions paid pursuant to unvested RSAs will be accrued and paid when the restrictions on such shares lapse. Unless otherwise determined by the Committee, vesting will cease on the date the participant no longer provides services to us and unvested RSAs may be forfeited to or repurchased by us.

Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our common stock (up to a specified maximum of shares, if determined by our Committee), to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The exercise price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may vest based on service or achievement of performance conditions and may not have a term that is longer than ten years from the date of grant.

Restricted Stock Units. RSUs represent the right to receive shares of our common stock at a specified date in the future and may be subject to vesting based on service or achievement of performance conditions. RSUs may be settled in cash, shares of our common stock or a combination of both, generally as soon as practicable following vesting or on a later date subject to the terms of the 2026 Plan and any applicable award agreement. No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards. Performance awards granted pursuant to the 2026 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our common stock that may be settled in cash, property or by issuance of those shares subject to the satisfaction or achievement of specified performance conditions.

Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by our Committee. The awards may be granted as consideration for services already rendered, or at the discretion of the Committee, may be subject to vesting restrictions based on continued service or performance conditions.

Dividend Equivalents Rights. Dividend equivalent rights may be granted at the discretion of our Committee and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award, subject to the discretion of the Committee, and may be paid only at such time as the underlying award has become fully vested. Dividend equivalent rights may be settled in cash, shares or other property, or a combination thereof as determined by our Committee. No dividend equivalent rights will be paid in respect of options or SARs.

Change of Control. Our 2026 Plan provides that, in the event of a “corporate transaction” (as defined in the 2026 Plan), outstanding awards granted under the 2026 Plan shall be subject to the agreement evidencing the corporate transaction, which need not treat all outstanding awards in an identical manner, and, without a participant’s consent, shall provide for one or more of the following: (i) the continuation of outstanding awards; (ii) the assumption of outstanding awards by the successor or acquiring entity or its parent; (iii) the substitution of outstanding awards by the successor or acquiring entity or its parent; (iv) the full or partial acceleration of exercisability, vesting, or lapse of forfeiture conditions, including our right to repurchase shares and accelerated expiration of the award; or (v) the settlement of the intrinsic value (which may be zero) of the outstanding awards (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2026 Plan, which may be deferred until the date or dates the award would have become exercisable or vested. In the event such successor corporation refuses to continue, assume, substitute, settle or replace any Award as provided above, then notwithstanding any other provision of the Plan to the contrary, each such Award will become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporate transaction. Performance-based awards that are not continued, assumed, substituted, settled or replaced pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement. In addition, upon a corporate transaction, the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable (to the extent applicable) in full prior to the consummation of a corporate transaction at such times and on such conditions as the board of directors determines.

Adjustment. In the event of a change in the number or class of outstanding shares of our common stock by reason of a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, conversion, consolidation reclassification, spin-off or similar change in our capital or corporate structure, in each case without consideration, appropriate proportional adjustments will be made to the number and class of shares reserved for issuance under our 2026 Plan; the exercise prices, number and class of shares subject to outstanding options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to incentive stock options.

Exchange, Repricing and Buyout of Awards. Our Committee may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or SARs without the consent of any participant and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2026 Plan.

Director Compensation Limits. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director following the effectiveness of the registration statement of which this prospectus forms a part occurs, including awards granted and cash fees paid by us to such non-employee director, will not exceed (x) $750,000 in value for continuing directors, or (y) $1,000,000 in value for the year in which the non-employee director is first appointed or elected. Awards granted, or cash compensation paid, to an individual in consideration of services as an employee or as a consultant will not count for purposes of the foregoing limitations.

Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our Board or Committee or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2026 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.

Sub-Plans. Subject to the terms of the 2026 Plan, the Committee may establish one or more sub-plans under the 2026 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.

Amendment and Termination. Our Board may amend our 2026 Plan at any time, subject to stockholder approval as may be required. Our 2026 Plan will terminate ten years from the date our Board adopts the plan, unless it is terminated earlier by our Board. No termination or amendment of the 2026 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2026 Plan.

2026 Employee Stock Purchase Plan

We have adopted our ESPP that became effective immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Our ESPP will enable eligible employees to purchase shares of our common stock with accumulated payroll deductions at a discount beginning on a date to be determined by our Board or our Committee. Our ESPP is intended to qualify under Section 423 of the Code provided that the Committee may adopt sub-plans under our ESPP designed to be outside of the scope of Section 423 of the Code for participants who are non-U.S. residents.

The number of shares reserved for issuance under our 2026 Plan will increase automatically on January 1 of each of the first ten (10) calendar years during the term of the 2026 Plan by the number of shares equal to the lesser of (i) 5% of the sum of the total number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) and the total number of shares of our common stock subject to any pre-funded warrants, as issued and outstanding as of the immediately preceding December 31, or (ii) such number as may be determined by our Board or our compensation committee.

Shares Reserve. We have initially reserved 173,000 shares of our common stock for sale under our ESPP. The aggregate number of shares reserved for issuance under our ESPP will increase automatically on January 1 of each of the first ten calendar years during the term of the ESPP by the number of shares equal to the lesser of 1% the sum of the total number of shares of all classes of our common stock, plus the total number of shares of our common stock issuable upon conversion of any preferred stock (if any) and the total number of shares of our common stock subject to any pre-funded warrants, in each case, as issued and outstanding as of the immediately preceding December 31 (rounded down to the nearest whole share) or a number of shares as may be determined by our Board or Committee. The aggregate number of shares issued over the term of our ESPP, subject to stock-splits, recapitalizations or similar events, may not exceed 1,730,000 shares of our common stock.

Administration. Our ESPP is expected to be administered by our Committee, or by our Board acting in place of our Committee. Among other things, the Committee will have the authority to determine eligibility for participation in the ESPP (to the extent permitted by applicable law), designate separate offerings under the plan, and construe, interpret and apply the terms of the ESPP.

Eligibility. Employees eligible to participate in any offering pursuant to the ESPP generally include any employee that is employed by us or certain of our designated subsidiaries (if applicable) at the beginning of an offering period. However, our Committee may determine that employees who have been employed for less than such time period as specified by the Committee, are customarily employed for 20 hours or less per week, or for five months or less in a calendar year, or certain highly-compensated employees as determined in accordance with applicable tax laws, may not be eligible to participate in the ESPP. In addition, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. Our Committee may impose additional restrictions on eligibility from time to time, as permitted by applicable law.

Offerings. Under our ESPP, eligible employees will be offered the option to purchase shares of our common stock at a discount over a series of offering periods, which may be consecutive or overlapping, through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our ESPP during any given purchase period will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of the purchase period.

No participant may purchase more than 2,500 shares of our common stock during any one purchase period (or such lower or higher number of shares as may be determined by the Committee), and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined as of the date the offering period commences) in any calendar year in which an offering period is in effect.

Participation. Participating employees will be able to purchase the offered shares of our common stock by accumulating funds through payroll deductions. Participants may select a rate of payroll deduction between 1% and 15% of their compensation.

Adjustments Upon Recapitalization. If the number or class of outstanding shares of our common stock is changed by stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, conversion, reclassification, spin-off or similar change in our capital or corporate structure without consideration, then our Committee will proportionately adjust the number and class of common stock that is available under the ESPP, the purchase price and number of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.

Change of Control. If we experience a “corporate transaction” (as defined in our ESPP), any offering period that commenced prior to the closing of the proposed change of control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur on or prior to the closing of the proposed change of control transaction, and our ESPP will then terminate on the closing of the proposed change of control.

Transferability. A participant may generally not assign, transfer, pledge or otherwise dispose of payroll deductions credited to his or her account, or any rights with regard to an election to purchase shares pursuant to the ESPP other than by will or the laws of descent or distribution.

Amendment; Termination. The Committee may amend, suspend or terminate the ESPP at any time without stockholder consent, except to the extent such amendment would increase the number of shares available for issuance under our ESPP, change the class or designation of employees eligible for participation in the plan or otherwise as required by law. If our ESPP is terminated, the Committee may elect to terminate all outstanding offering periods immediately, upon the next purchase date (which may be sooner than originally scheduled), or upon the last day of such offering period. Our ESPP will continue until the earlier to occur of (a) termination of the ESPP by the Committee, (b) issuance of all of the shares reserved for issuance under the ESPP, or (c) the tenth anniversary of the effective date under the ESPP.

401(k) Plan

We sponsor a retirement savings plan that is intended to qualify for favorable tax treatment under Section 401(a) of the Code and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are projected to reach 50 years of age or older during a calendar year may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law.

Other benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Limitations on liability and indemnification matters

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering contains provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	with respect to directors, unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the completion of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, executive officers and certain of our key employees, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Compensation Recovery Policy

In connection with the completion of this offering, our Board has adopted a compensation recovery policy, or the Compensation Recovery Policy, which became effective upon the effectiveness of this registration statement. The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding listing standards (together, the Clawback Rules). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules), including both cash and equity compensation paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.

Equity Award Grant Practices

We grant equity awards on a discretionary basis in connection with certain events such as the commencement or anniversary of employment, promotion, high performance, or the closing of an acquisition. We do not grant awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of any equity awards or executive compensation.

Rule 10b5-1 Plans

Our directors, officers and key employees may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate a Rule 10b5-1 plan, subject to certain requirements. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and any applicable Rule 10b5-1 guidelines. Prior to 180 days after the date of the completion of this offering, subject to early termination, the sale of any shares under such Rule 10b5-1 plan would be subject to the lock-up agreement that our directors and executive officers have entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including any employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1.0% of our total assets at year-end for the last two completed fiscal years; and

•

any of our directors, executive officers or holders of more than 5.0% of our capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Agreements with UCB

We are party to the UCB Exclusive License Agreement. Dr. Doudna, who holds greater than 5% of our common stock, is one of our co-founders and is a member of our scientific advisory board, and currently serves as professor of Molecular and Cell Biology and Chemistry at UCB. See “Business—Material agreements—UCB—Amended and Restated Exclusive License Agreement” for additional information.

Investors’ rights agreement

In connection with our Series B Preferred Stock financing, we entered into the IRA with certain holders of our redeemable convertible preferred stock, including entities with which certain of our directors are affiliated and who hold more than 5% of our outstanding common stock. Under the IRA, these stockholders are entitled to rights with respect to the registration of their shares under the Securities Act following this offering and the provisions relating to registration rights included in the IRA will not terminate as a result of this offering. See the section titled “Description of Capital Stock—Registration rights” for additional information.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock being offered pursuant to this prospectus (excluding 1,287,000, the additional shares of common stock that the underwriters have an option to purchase), to certain of our directors, officers, employees and other persons associated with us through a directed share program. The directed share program will not limit the ability of our directors, officers or their family members, or holders of more than 5% of any class of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related parties will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock.

Indemnification agreements

We have entered into and in connection with this offering, we intend to enter into new, indemnification agreements with each of our directors and executive officers. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and executive officers. See the section titled “Executive Compensation—Limitations on liability and indemnification matters” for additional information.

Policies and procedures for related party transactions

In connection with this offering, we have adopted a written related person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee (or the committee composed solely of independent directors, if applicable) for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee (or the committee composed solely of independent directors, if applicable) will consider the relevant facts and circumstances available and deemed relevant to the audit committee (or the committee composed solely of independent directors, if applicable), including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of shares of our common stock as of July 10, 2026, and as adjusted to reflect the shares of our common stock to be issued and sold in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our common stock that they beneficially owned, subject to applicable community property laws.

Beneficial ownership prior to this offering and the concurrent private placement is based on 8,529,839 shares of our common stock outstanding as of July 10, 2026, assuming (i) the Preferred Stock Conversion, (ii) the Warrant Conversion and (iii) the Note Conversion. Beneficial ownership after this offering and the concurrent private placement is based on 17,609,839 shares of our common stock outstanding, assuming the Preferred Stock Conversion, the Warrant Conversion and the Note Conversion, and giving effect to the shares of our common stock issued by us in this offering and the concurrent private placement, assuming that the underwriters do not exercise their option to purchase up to an additional 1,287,000 shares of our common stock from us in part or in full (assuming that none of these individuals or entities purchases shares in this offering). In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of July 10, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

If any shares of our common stock are purchased in this offering by our existing principal stockholders, directors, officers or their affiliated entities, the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Scribe Therapeutics Inc., 1150 Marina Village Parkway, Alameda, California 94501.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Named Beneficial Owner		Before Offering	After Offering
Directors and Named Officers
Benjamin L. Oakes, Ph.D.(1)	660,998	7.61%	3.72%
David L. Parrot(2)	114,860	1.33%	* %
Svetlana Lucas, Ph.D.(3)	114,345	1.33%	* %
James Watson, M.B.A.	—	—%	—%
Behzad Aghazadeh, Ph.D.(4)	697,650	8.18%	3.96%
Carl L. Gordon, Ph.D., CFA(5)	348,825	4.09%	1.98%
Joshua Bleharski, Ph.D.(6)	—	—%	—%
All executive officers and directors as a group (7 persons)(7)	1,936,678	21.81%	10.78%
Other 5% stockholders:
Entities affiliated with Andreessen Horowitz(8)	2,749,392	32.24%	15.61%
Eli Lilly and Company(9)	1,054,828	12.37%	5.99%
Entities affiliated with Avoro Life Sciences Fund LLC(4)	697,650	8.18%	3.96%
Jennifer A. Doudna(10)	603,547	7.08%	3.43%
Brett T. Staahl(11)	550,056	6.34%	3.10%

(1)	Consists of (i) 506,602 shares of common stock and (ii) 154,396 shares underlying options to purchase common stock that are exercisable within 60 days of July 10, 2026.
(2)	Consists of 114,860 shares underlying options to purchase common stock that are exercisable within 60 days of July 10, 2026.
(3)	Consists of (i) 30,695 shares of common stock and (ii) 83,650 shares underlying options to purchase common stock that are exercisable within 60 days of July 10, 2026.
(4)

Consists of (i) 474,402 shares of common stock held by Avoro Life Sciences Fund LLC and (ii) 223,248 shares of common stock held by Avoro Ventures Fund L.P. Avoro Capital Advisors LLC (“Avoro”) is the investment advisor for Avoro Life Sciences Fund LLC and Avoro Ventures LLC (“Avoro Ventures”) is the investment advisor for Avoro Ventures Fund L.P. Behzad Aghazadeh, a director of the Company, serves as the portfolio manager and controlling person of Avoro and Avoro Ventures and may be deemed to have investment discretion and voting power over the shares held by Avoro and Avoro Ventures. Dr. Aghazadeh disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any. The address of Avoro Life Sciences Fund LLC and Avoro Ventures Fund L.P. is 110 Greene Street, Suite 800, New York, NY 10012.

(5)

Consists of 348,825 shares of common stock held by OrbiMed Private Investments VIII, L.P. (“OPI VIII”). OrbiMed Capital GP VIII LLC (“GP VIII”) is the general partner of OPI VIII. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VIII. By virtue of such relationships, GP VIII and OrbiMed Advisors may be deemed to have voting power and investment power over the securities held by OPI VIII and as a result, may be deemed to have beneficial ownership over such securities. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares held by OPI VIII.

(6)	Dr. Bleharski has been appointed to serve as a member of our board of directors effective upon the effectiveness of the registration statement of which this prospectus forms a part.
(7)	Consists of (i) 1,583,772 shares of common stock and (ii) 352,906 shares underlying options to purchase common stock that are exercisable within 60 days of July 10, 2026.
(8)

Consists of (i) 2,051,742 shares of common stock held of record by AH Bio Fund II, L.P. (“AH Bio II”), for itself and as nominee for AH Bio Fund II-B, L.P., and (ii) 697,650 shares of common stock held of record by AH Bio Fund III, L.P. (“AH Bio III”), for itself and as nominee for AH Bio Fund III-B, L.P., AH

Bio Fund III-Q, L.P. and CLF Partners II, LP. AH Equity Partners Bio II, L.L.C. (“AH Equity Bio II”), the general partner of AH Bio II, may be deemed to have sole voting and dispositive power over the shares held by AH Bio II for itself and as nominee. AH Equity Partners Bio III, L.L.C. (“AH Equity Bio III”), the general partner of AH Bio III, may be deemed to have sole voting and dispositive power over the shares held by itself and as nominee. The managing members of each of AH Equity Bio II and AH Equity Bio III are Marc Andreessen and Ben Horowitz, and each of them may be deemed to hold shared voting and dispositive power over the shares held by AH Bio II, for itself and as nominee, and AH Bio III, for itself and as nominee. The address for the persons and entities set forth herein is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
(9)	Consists of 1,054,828 shares of common stock.
(10)	Consists of 603,547 shares of common stock.
(11)	Consists of (i) 524,336 shares of common stock and (ii) 25,720 shares underlying options to purchase common stock that are exercisable within 60 days of July 10, 2026.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the completion of this offering and the concurrent private placement, our authorized capital stock will consist of 500,000,000 shares of our common stock, $0.001 par value per share, and 10,000,000 shares of our undesignated preferred stock, $0.001 par value per share.

Pursuant to the provisions of our current amended and restated certificate of incorporation, all of our Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock will automatically convert into common stock in connection with the completion of this offering. Our Series A Preferred Stock will convert at a ratio of 1-for-0.1689, our Series A-1 Preferred Stock will convert at a ratio of 1-for-0.1689, our Series A-2 Preferred Stock will convert at a ratio of 1-for-0.1689 and our Series B Preferred Stock will convert at a ratio of 1-for-0.1689. Assuming the effectiveness of this conversion, the Warrant Conversion, and the Note Conversion as of March 31, 2026, there were 8,497,386 shares of our common stock issued, held by approximately 99 stockholders of record, and no shares of our redeemable convertible preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common stock

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation will establish a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to receive liquidation distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.

Preferred stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors will also be able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding and not above the number of shares of that series authorized, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock options

As of March 31, 2026, we had outstanding options to purchase an aggregate of 1,180,162 shares of our common stock, with a weighted-average exercise price of $7.18 per share under our 2018 Plan.

Registration rights

Pursuant to the terms of the IRA immediately following this offering, the holders of 6,505,841 shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act as described below. We refer to these shares collectively as registrable securities. These rights are provided under the terms of the IRA between us and the holders of these shares, which was entered into in connection with our redeemable convertible preferred stock financings prior to this offering.

Demand registration rights

The holders of not less than a majority of the registrable securities issued or issuable upon conversion of shares of preferred stock may make a request to us for the registration under the Securities Act of at least a majority of the registrable securities then outstanding, or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $15.0 million. Within 10 days after the date such request is given, we are obligated to provide notice of such request to all holders of registrable securities other than the holders that initiated the request and, as soon as practicable and in any event within 60 days after the date such request is given, file a Form S-1 registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 90 days, if after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders.

The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, in proportion (as nearly as practicable), to the number of registrable securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities are first entirely excluded from the underwriting.

Form S-3 registration rights

The holders of at least 30% of the then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the anticipated aggregate price to the public of the shares offered, net of selling expenses, is at least $5.0 million. Within 10 days after such request is given, we are obligated to provide notice of such request to all holders of registrable securities other than the initiating holders and as soon as practicable and in any event within 45 days, file a Form S-3 registration statement covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing not more than once during any 12-month period for a period of not more than 90 days if, after receiving a request for registration, we furnish to the holders requesting such registration a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our stockholders; provided that we may not register any securities for our own account or that of any other stockholder during such 90-day period other than under certain circumstances.

The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, in proportion (as nearly as practicable), to the number of registrable securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders. However, the number of shares to be registered by these holders cannot be reduced unless all other securities are first entirely excluded from the underwriting.

Piggyback registration rights

If we register any of our securities for public sale in cash, holders of then-outstanding registrable securities or their permitted transferees will have the right to include their registrable securities in the registration statement. However, this right does not apply to a registration relating to the sale or grant of securities to our employees pursuant to a stock option, stock purchase, equity incentive or similar plan, a registration relating to a Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. If the underwriters determine that less than all the registrable securities requested to be registered can be included in the offering, the number of registrable shares to be registered will be allocated among holders of our registrable securities, in proportion (as nearly as practicable) to the amount of registrable securities owned by each such holder or in such other proportions as shall mutually be agreed to by all such holders. However, the number of shares to be registered by holders of registrable securities cannot be reduced unless all other securities (other than as offered by us) are first entirely excluded. The number of registrable securities included in the offering may not be reduced below 20% of the total number of securities included in such offering, except in connection with an initial public offering, in which case the underwriters may exclude these holders entirely.

Expenses of registration rights

We generally will pay all expenses, including expenses of one counsel for the selling holders, other than underwriting discounts and selling commissions incurred in connection with each of the registrations described above, including the reasonable fees and disbursements, provided, however, that the registrations described above are not subsequently withdrawn at the request of the holders of a majority in interest of the registrable securities (in which case all selling holders shall bear such expenses pro rata based upon the number of registrable securities that were to be included in the withdrawn registration) unless the holders of a majority of the registrable securities agree to forfeit their right to a registration as described above.

Expiration of registration rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (i) the closing of a deemed liquidation event, as defined in our amended and restated certificate of incorporation, (ii) such time after this offering as the registrable securities held by such holder may be sold within any three-month period without restriction pursuant to Rule 144 or a similar exemption under the Securities Act or (iii) the third anniversary of this offering.

Anti-takeover provisions

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also executive officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 of the DGCL may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, as we expect they will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Classified board of directors” for additional information.

•

Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated certificate of incorporation and amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

•

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•

Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•

Amendment of Charter Provisions. Any amendment of the above expected provisions in our amended and restated certificate of incorporation will require approval by the holders of at least two-thirds of our outstanding common stock, unless such amendments are approved by two thirds of our entire board of directors, in which case stockholders can approve by a simple majority.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•

Choice of Forum. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated bylaws will provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which we refer to as a Federal Forum Provision. Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal courts or other state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. While neither the exclusive forum provision nor the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder also must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, executive officers, other employees or agents of our Company, which may discourage lawsuits against us and our directors, executive officers and other employees.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 28 Liberty Street, Floor 53, New York, New York 10005.

The Nasdaq Global Market listing

Our common stock has been approved for listing on Nasdaq under the symbol “SCTX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering and the concurrent private placement, we will have a total of 17,577,386 shares of our common stock outstanding, assuming (i) the Preferred Stock Conversion, (ii) the Warrant Conversion, (iii) the Note Conversion, (iv) the issuance of 8,580,000 shares of common stock in this offering, and (v) 500,000 shares of common stock issued in the concurrent private placement. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act can only be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have, or will have, entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below.

Lock-up and market standoff agreements

All of our directors and officers and substantially all of our security holders are, or will be, subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock or options to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Leerink Partners LLC and Goldman Sachs & Co. LLC, subject to certain exceptions. See the section titled “Underwriting” for additional information.

Rule 144

In general, Rule 144 provides that once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 175,774 shares immediately after the completion of this offering and the concurrent private placement or

•	the average reported weekly trading volume of shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up and market standoff agreements described above.

Form S-8 registration statement

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 1,180,162 shares of our common stock that were subject to options outstanding as of March 31, 2026, options to purchase 903,093 shares of common stock were vested as of March 31, 2026. Shares of our common stock underlying outstanding options will not be eligible for sale until the expiration of the 180-day lock-up and market standoff agreements to which they are subject.

Registration rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxation, does not discuss the potential application of the alternative minimum tax or Medicare contribution tax on net investment income and does not deal with state or local tax laws, U.S. federal gift and estate tax laws, except to the limited extent provided below, or any non-U.S. tax laws that may be relevant to Non-U.S. Holders in light of their particular circumstances.

Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks, investment funds and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	foreign governments and international organizations;

•	broker-dealers and traders in securities;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or are deemed to own, actually or constructively (including but not limited to for purposes of Section 897 of the Code), more than 5% of our common stock;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and

•

partnerships and other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes, and investors in such entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of the partnership and the partners thereof generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, in each case as of the date hereof, and such authorities may be repealed, revoked or modified, possibly retroactively, or could be subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For the purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock, other than a partnership or other entity or arrangement treated as a pass-through entity, that is not, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust that (1) is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

If you are an individual who is not a U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not expect to make any distributions on our common stock in the foreseeable future (see “Dividend Policy” above). If we do make distributions on our common stock, however, such distributions will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on disposition of our common stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States will generally be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate form certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Such form must be provided prior to the payment of dividends and generally must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent may then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the same rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See the section below titled “—Foreign accounts” for additional information on withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial entities.

Gain on disposition of our common stock

Subject to the discussions below under the sections titled “—Backup withholding and information reporting” and “—Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien who is an individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” (USRPHC) within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the common stock.

If you are a Non-U.S. Holder described in clause (a) above, you will be required to pay tax on the net gain derived from the sale at the same U.S. federal income tax rates applicable to United States persons. Corporate Non-U.S. Holders described in clause (a) above may also be subject to the additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) of their effectively connected earnings and profits for the taxable year, as adjusted for certain items. If you are an individual Non-U.S. Holder described in clause (b) above, you will be required to pay U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to clause (c) above, in general, we would be a USRPHC if U.S. real property interests as defined in the Code and the U.S. Treasury Regulations comprised (by fair market value) at least half of the sum of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. However, there can be no assurance that we will not become a USRPHC in the future. Even if we were to be treated as a USRPHC, gain realized by a Non-U.S. Holder on a disposition of our common stock would not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our common stock is “regularly traded” on an “established securities market,” as defined by applicable U.S. Treasury Regulations. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. federal estate tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup withholding and information reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock, including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. federal backup withholding, currently at a 24% rate. U.S. federal backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. broker or a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or IRS Form W-8ECI, as applicable, or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends paid to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the

United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under the applicable U.S. Treasury Regulations and administrative guidance, withholding under FATCA generally also would apply to payments of gross proceeds from the sale or other disposition of common stock. Under proposed U.S. Treasury Regulations, however, no withholding will apply with respect to payments of gross proceeds. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX OR UNDER ANY APPLICABLE TAX TREATY.

UNDERWRITING

Leerink Partners LLC, Goldman Sachs & Co. LLC, Guggenheim Securities, LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Leerink Partners LLC	3,003,000
Goldman Sachs & Co. LLC	3,003,000
Guggenheim Securities, LLC	1,544,400
Wells Fargo Securities, LLC	1,029,600

Total	8,580,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.63 per share. After the initial offering of the shares, the public offering price, concession or any other term of this offering may be changed by the representatives.

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total
		Without Option	With Option
Initial public offering price	15.00	128,700,000	148,005,000
Underwriting discounts and commissions	1.05	9,009,000	10,360,350
Proceeds, before expenses, to us	13.95	119,691,000	137,644,650

We estimate expenses payable by us in connection with this offering and the concurrent private placement other than the underwriting discounts and commissions referred to above, will be approximately $4,400,000. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $40,000.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,287,000 additional shares at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and holders of substantially all of our existing securities have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC and Goldman Sachs & Co. LLC on behalf of the underwriters.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Nasdaq Global Market Listing

Our common stock has been approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “SCTX.”

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price for our common stock was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering and the concurrent private placement, our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the shares of our common stock being offered pursuant to this prospectus (excluding the 1,287,000 additional shares of common stock that the underwriters have an option to purchase), for sale at the initial public offering price to certain of our directors, officers, employees and other persons associated with us. The sales will be made by Goldman Sachs & Co. LLC through a directed share program. Other than shares purchased by our directors or officers, these shares will not be subject to a lock-up restriction. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent these individuals and entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, Goldman Sachs & Co. LLC will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program. We have agreed to indemnify Goldman Sachs & Co. LLC against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares sold through the directed share program.

Selling Restrictions

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any shares of common stock may not be made in that Relevant Member State, except that an offer of shares of common stock to the public in that Relevant Member State may be made at any time under the following exemptions under the EU Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the EU Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of shares of common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and us that it is a qualified investor within the meaning of Article 2 of the EU Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the EU Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may be permitted to acquire shares of common stock in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

An offer to the public of any shares of common stock may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of shares of common stock shall result in a requirement for us or any representative to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the representatives and us that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares of common stock in the offer.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares.

This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom; or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to

Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to prospective investors in Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CdVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CdVM resolution No. 160, dated 13 July 2022, as amended (“CdVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CdVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Seattle, Washington. Latham  & Watkins LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Scribe Therapeutics Inc. as of December 31, 2024 and 2025, and for the years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333-297246) under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any document are not necessarily complete. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at https://www.scribetx.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website in this prospectus solely as a textual reference.

SCRIBE THERAPEUTICS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Scribe Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Scribe Therapeutics Inc. (the “Company”) as of December 31, 2025 and December 31, 2024, the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred recurring losses since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte and Touche LLP

San Francisco, California

March 6, 2026 (July 20, 2026, as to the effects of the reverse stock split described in Notes 2 and 15).

We have served as the Company’s auditor since 2020.

SCRIBE THERAPEUTICS INC.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$12,602	$12,796
Short-term investments	92,569	45,167
Receivable from collaboration partners	3,117	7,092
Prepaid expenses and other current assets	2,086	1,879

Total current assets	110,374	66,934
Operating lease right-of-use asset	3,549	3,064
Property and equipment, net	9,628	7,008
Restricted cash	675	675
Other long-term assets	3,745	538

Total assets	$127,971	$78,219

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$3,790	$4,566
Accrued expenses and other current liabilities	5,956	6,405
Accrued license fees	750	375
Deferred revenue, current	23,407	21,087
Convertible note	—	35,339
Operating lease liabilities, current portion	1,116	1,285

Total current liabilities	35,019	69,057
Operating lease liabilities, net of current portion	6,088	4,804
Convertible note	34,473	—
Other non-current liabilities	8,882	7,485
Deferred revenue, non-current	49,012	19,936

Total liabilities	133,474	101,282

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.001 par value; 29,182,118 shares authorized, and 4,915,299 shares issued and outstanding as of December 31, 2024 and 2025, respectively; liquidation preference of $120,705 as of December 31, 2024 and 2025	120,356	120,356
Common stock, $0.001 par value, 52,000,000 shares authorized as of December 31, 2024 and 2025; 2,417,435 and 2,451,167 shares issued and outstanding as of December 31, 2024 and 2025	14	14
Additional paid-in capital	9,954	14,239
Accumulated deficit	(135,899)	(157,707)
Accumulated other comprehensive income	72	35

Total stockholders’ deficit	(125,859)	(143,419)

Total liabilities, preferred stock, and stockholders’ deficit	$127,971	$78,219

SCRIBE THERAPEUTICS INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

	Year ended December 31
	2024	2025
Collaboration revenue	$27,413	$51,174
Operating expenses:
Research and development	57,079	60,795
General and administrative	13,163	16,449

Total operating expenses	70,242	77,244

Loss from operations	(42,829)	(26,070)
Interest income and other income, net	6,154	3,326
Interest expense	(2,381)	(2,393)
Change in fair value of convertible note	1,495	1,527

Net loss before provision for income taxes	(37,561)	(23,610)
(Provision for) / benefit from income taxes	(10,225)	1,802

Net loss	$(47,786)	$(21,808)
Other comprehensive gain / (loss):
Net unrealized gain / (loss) on available-for-sale investments	6	(37)

Net comprehensive loss	$(47,780)	$(21,845)

Net loss per share attributable to common stockholders, basic and diluted	$(19.94)	$(8.98)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,395,967	2,429,168

SCRIBE THERAPEUTICS INC.

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Redeemable Convertible		Common Stock		Additional	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Preferred Stock				Paid-In			Stockholders’
	Shares	Amount	Shares	Amount	Capital			Deficit
Balance at December 31, 2023	4,915,299	$120,356	2,374,726	$14	$6,637	$66	$(88,113)	$(81,396)

Issuance of common stock upon exercise of stock options	—	—	42,709	—	468	—	—	468
Stock-based compensation expense	—	—	—	—	2,849	—	—	2,849
Net loss	—	—	—	—	—	—	(47,786)	(47,786)
Net unrealized gain on available-for-sale investments	—	—	—	—	—	6	—	6

Balance at December 31, 2024	4,915,299	$120,356	2,417,435	$14	$9,954	$72	$(135,899)	$(125,859)

	Redeemable Convertible		Common Stock		Additional	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Preferred Stock				Paid-In			Stockholders’
	Shares	Amount	Shares	Amount	Capital			Deficit
Balance at December 31, 2024	4,915,299	$120,356	2,417,435	$14	$9,954	$72	$(135,899)	$(125,859)

Issuance of common stock upon exercise of stock options	—	—	33,732	—	141	—	—	141
Stock-based compensation expense	—	—	—	—	4,144	—	—	4,144
Net loss	—	—	—	—	—	—	(21,808)	(21,808)
Net unrealized loss on available-for-sale investments	—	—	—	—	—	(37)	—	(37)

Balance at December 31, 2025	4,915,299	$120,356	2,451,167	$14	$14,239	$35	$(157,707)	$(143,419)

SCRIBE THERAPEUTICS INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2024	2025
Cash flows from operating activities
Net loss	$(47,786)	$(21,808)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	2,889	3,077
Loss on disposal of equipment	122	6
Stock-based compensation expense	2,849	4,144
Interest expense	2,381	2,393
Change in fair value of convertible note	(1,495)	(1,527)
Net amortization/accretion on investment securities	631	830
Non-cash rent expense	394	485
Expensed deferred offering costs	—	3,581
Changes in operating assets and liabilities:
Receivables from collaboration partners	(1,466)	(3,976)
Prepaid expenses and other current assets	(439)	208
Other long-term assets	(13)	96
Accounts payable	(1,916)	1,550
Deferred revenue	(6,777)	(31,395)
Accrued license fees	(500)	(375)
Accrued expenses and other liabilities	(2,025)	10
Operating lease liabilities	(966)	(1,115)
Other non-current liabilities	8,882	(1,397)

Net cash used in operating activities	(45,235)	(45,213)

Cash flows from investing activities
Purchases of property and equipment	(1,349)	(1,271)
Maturities of investments	138,408	104,703
Purchases of investments	(124,046)	(58,167)

Net cash provided by investing activities	13,013	45,265

Cash flows from financing activities
Proceeds from exercise of stock options	468	142
Payments of deferred offering costs	(690)	-

Net cash (used in) / provided by financing activities	(222)	142

Net change in cash, cash equivalents and restricted cash	(32,444)	194
Cash, cash equivalents and restricted cash, at the beginning of the period	45,721	13,277

Cash, cash equivalents and restricted cash, at the end of the period	$13,277	$13,471

Supplemental disclosure of non-cash investing and financing activities:
Unpaid fixed asset acquisitions	$836	$12

Cash paid for income taxes	$1,977	$208

Deferred offering costs related to initial public offering included in accounts payable and accrued expenses and other current liabilities	$481	$470

NOTES TO FINANCIAL STATEMENTS

1. Business Organization and Liquidity

Scribe Therapeutics Inc. (the “Company”) is a clinical-stage biotechnology company engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. The Company was incorporated in the state of Delaware in June 2017. Its principal offices are in Alameda, California.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Since inception, the Company has devoted substantially all of its efforts to research and development and raising capital to support such activities. The Company has funded its operations to date primarily from the sale and issuance of redeemable convertible preferred stock and with funds received under license and collaboration agreements. As of December 31, 2025, the Company had $58.0 million in cash, cash equivalents, and marketable securities. The Company has incurred recurring losses since inception and expects to continue to incur net losses for the foreseeable future. Net losses were $47.8 million and $21.8 million for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, the Company had an accumulated deficit of $157.7 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the issuance date of our financial statements.

The Company is pursuing various financing alternatives to finance its future operations. However, no assurance can be given as to whether additional needed financing will be available on terms acceptable to the Company, or at all. If the Company is unable to raise additional capital when needed, it may be required to significantly reduce operating costs by scaling back operations and discontinuing the development of one or more of its product candidates.

2. Summary of significant accounting policies

Basis of Preparation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Since inception, the Company has not generated any product revenue and its operations have primarily consisted of establishing its facilities, recruiting personnel, conducting research and development activities, and raising capital to support and expand its business. The Company has generated collaboration revenue under its collaboration and license agreements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates estimates and assumptions, including but not limited to those related to revenue recognition, lease liabilities, fair value of redeemable convertible preferred stock and common stock, stock-based compensation expense, accruals for research and development costs, the valuations of deferred tax assets, the fair value of the convertible note and uncertain income tax positions. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

Concentration of Credit Risk

Cash, cash equivalents and available-for-sale investments are financial instruments that potentially subject the Company to concentrations of credit risk for the amounts in excess of insurance provided on such deposits. Substantially all of the Company’s cash and cash equivalents are deposited in accounts with major financial institutions and amounts may exceed federally insured limits. The Company is closely monitoring ongoing events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally. During the periods presented, the Company has not experienced any losses on its deposits of cash, cash equivalents or available-for-sale investments.

The Company recognized revenue from collaboration partners in the years ending December 31, 2024 and 2025, with all revenue generated within the United States. The percentages of collaboration revenue and accounts receivable from each of the Company’s customers that individually accounted for 10% or more of its total collaboration revenue and accounts receivable were as follows:

	Accounts Receivable, net		Revenue
	As of December 31,		Year Ended December 31
	2024	2025	2024	2025
Prevail	93%	98%	63%	69%
Sanofi	*	*	37%	31%

*	The customer did not account for 10% or more of accounts receivable.

As of December 31, 2024 and 2025, the Company reported no contract assets. The Company routinely assesses its accounts receivable and contract assets for potential impairment and credit losses. As of December 31, 2024 and 2025, no impairment or credit loss allowance was recorded, respectively.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, completion of preclinical studies, clinical trials, obtaining regulatory approval for product candidates, competition from pharmaceutical companies with greater financial resources or expertise, development by competitors of new technologies, market acceptance of products, protection of the intellectual property, litigation or claims against the Company based on intellectual property or other factors, its ability to attract and retain employees necessary to support its growth, reliance on third party organizations and supplies, compliance with government regulations, and ability to secure additional capital to fund operations. Programs currently moving into development will require significant additional research and development efforts, including preclinical and clinical testing, and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel, infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Company’s future products require approval from the U.S. Food and Drug Administration and may require approval from certain international regulatory agencies prior to commencing commercial sales. There can be no assurance that the Company’s future products will receive any of these required approvals.

The Company is currently operating in a period of economic uncertainty and capital markets disruption, which has been impacted by domestic and global monetary and fiscal policy, geopolitical instability, including an ongoing military conflict between Russia and Ukraine, recent military conflicts and geopolitical instability in the Middle East and the rising tensions between China and Taiwan, a recessionary environment, government shutdowns, tariff and trade disputes as well as historically high domestic and global inflation. This economic uncertainty has exacerbated market disruptions, including significant volatility in commodity prices, as well as supply chain interruptions, and has contributed to record inflation globally. The U.S. Federal Reserve and other central banks may be unable to contain inflation through more restrictive monetary policy, and inflation may increase or continue for a prolonged period of time. Inflationary factors, such as increases in the cost of clinical supplies, interest rates, overhead costs, and transportation costs may adversely affect the Company’s operating results. The Company continues to monitor these events and the potential impact on its business. Although the Company does not believe that inflation has had a material impact on its financial position or operations to date, it may be adversely affected in the future due to domestic and global monetary and fiscal policy, supply chain constraints, consequences associated with ongoing global conflicts, and other factors, and such factors may lead to increases in the cost of manufacturing for and initiation of studies in the Company’s product candidates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The extent to which the increasing financial market volatility and uncertainty may directly or indirectly impact the Company’s financial statements is highly uncertain and subject to change. Management considered the potential impact of the ongoing global conflicts on its estimates and assumptions and there was not a material impact to the Company’s financial statements as of and for the years ended December 31, 2024 and 2025; however, actual results could differ from those estimates and there may be changes to management’s estimates in future periods.

Deferred offering costs

The Company capitalizes within other long-term assets certain legal, accounting, and other third party fees that are directly related to the Company’s in-process equity financings, including the planned initial public offering (“IPO”), until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the carrying value of redeemable convertible preferred stock or, for issuances of common stock, in stockholder’s deficit as a reduction of additional paid-in capital generated as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to general and administrative expenses. Deferred offering costs capitalized as of December 31, 2024 and 2025 were $3.6 million and $0.5 million, respectively. During the years ended December 31, 2024 and 2025, zero and $3.6 million of previously capitalized deferred offering costs were written off to general and administrative expenses in the statement of operations, respectively.

Revenue Recognition

The Company’s revenues are primarily derived from collaboration revenue. The terms of these types of agreements may include (i) licenses for the Company’s technology, (ii) research and development services, and (iii) services or obligations in connection with the Company’s participation in research or governance committees. Payments to the Company under these arrangements typically include one or more of the following: nonrefundable upfront license fees, milestones, and other contingent payments to the Company for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory, and sales-based events, as well as royalties on sales of any commercialized products.

The Company analyzes collaboration arrangements to assess whether they are within the scope of Accounting Standards Codification (ASC) Topic 808, Collaborative Arrangements (ASC 808), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are more reflective of a vendor-customer relationship and, therefore, within the scope of ASC Topic 606, Revenue from Contracts with Customers (ASC 606). For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, generally by analogy to ASC 606.

The Company assesses whether the promises in its arrangements with customers are considered distinct performance obligations that should be accounted for separately. Judgment is required to determine whether a license to the Company’s intellectual property is distinct from research and development services or participation on research or governance committees.

For elements of those arrangements that the Company determines should be accounted for under ASC 606, the Company assesses which promises in the collaboration agreements are performance obligations that should be accounted for separately and determine the transaction price of the arrangement, which includes the assessment of the probability of achievement of future milestones and other potential consideration. A performance obligation represents a promise in a contract to transfer a distinct good or service to a customer, which is distinct from other promises in a contract. A promise is considered distinct from other promises in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identifiable in the contract.

The total consideration which the Company expects to collect in exchange for the Company’s products is an estimate as it typically consists of a fixed consideration and variable consideration. The Company constrains the estimated variable consideration when it assesses it is not probable that a significant reversal in the amount of cumulative revenue recognized may not occur in future periods. The transaction price is re-evaluated, including the estimated variable consideration included in the transaction price and all constrained amounts, in each reporting period and as uncertainties are resolved or other changes in circumstances occur. The allocation of the transaction price is performed based on relative standalone selling prices (SSP) of each distinct performance obligation, which requires judgment. In instances where SSP is not directly observable, such as when a license or service is not sold separately, SSP is determined using information that may include market conditions and observable inputs. Milestone payments that are not within the control of the Company or the licensee such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company recognizes sales-based milestones or sales-based royalties at the later of when the associated performance obligation has been satisfied or when the sales occur. Unlike other contingency payments, such as regulatory milestones, sales-based milestones are not included in the transaction price based on estimates at the inception of the contract; instead, they are included when the sales or usage occur.

From time to time, the Company may enter into amendments to its existing collaboration agreements. When such a modification occurs, the Company analyzes the amendment to determine the appropriate accounting treatment under ASC 606. A modification is accounted for as a separate contract when two criteria are met: (i) the modification adds promised goods or services that are distinct from the existing contract; and (ii) the price of the contract increases by an amount of consideration that reflects the Company’s standalone selling price of the additional promised goods or services. For modifications that are not accounted for as a separate contract, the accounting treatment is dependent on whether the remaining goods or services are distinct from those transferred prior to the modification. If the remaining goods or services are distinct, the modification is accounted for prospectively, as if the existing contract were terminated and a new contract were created. If the remaining goods or services are not distinct and are, therefore, part of a single performance obligation that is only partially satisfied, the modification is accounted for as part of the original contract, resulting in a cumulative catch-up adjustment to revenue at the date of the modification.

The Company recognizes revenue when the Company’s customer obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods and services. The Company recognizes a contract asset when the Company transfers goods or services to a customer before the customer pays consideration or before payment is due, excluding any amounts presented as a receivable from a collaboration partner.

Contract Liabilities

A contract liability is an obligation to transfer goods or services for which the Company has received consideration. Contract liabilities include current and non-current deferred revenue balances. Deferred revenue consists of amounts billed to customers but not yet recognized in revenue. The current portion of deferred revenue represents the amount that is expected to be recognized as revenue within one year from the balance sheet date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. Cash and cash equivalents include cash held in checking and savings accounts in the bank, short-term investments with an original maturity date of 90 days or less at acquisition date, repurchase agreements and amounts held in money market funds.

Restricted cash of $0.7 million as of December 31, 2024 and 2025 represents a security deposit in the form of a letter of credit issued in connection with the lease of the Company’s headquarters (Note 8).

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheets to the same amounts shown in the statements of cash flows (in thousands):

	December 31,
	2024	2025
Cash and cash equivalents	$12,602	$12,796
Restricted cash	675	675

Total cash, cash equivalents and restricted cash	$13,277	$13,471

Investments

Investments are classified at the time of purchase, based on management’s intent, as held-to-maturity, available-for-sale, or trading. All of the Company’s marketable security investments are classified as available-for-sale securities and are reported at fair market value using quoted prices in active markets for similar securities. Investments with original maturities of less than three months at the date of purchase are classified as cash and cash equivalents. Investments with original maturities beyond three months at the date of purchase and which mature at, or less than twelve months from the balance sheet date are classified as short-term investments. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included as a component of other income within the statements of operations and comprehensive loss.

The Company periodically evaluates available-for-sale investments with unrealized losses for other-than-temporary impairment considering qualitative and quantitative evidence, general market conditions, the duration of the investment and the extent to which fair value is less than cost, and the Company’s ability to hold the investments to maturity, and in consultation with the Company’s investment manager. The Company assesses its available-for-sale securities as of each reporting date in order to determine if a portion of any decline in fair value below carrying value is the result of a credit loss for its available-for-sale securities. The Company records credit losses for its available-for-sale securities in the statements of operations and comprehensive loss as credit loss expense, which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its available-for-sale securities. Declines in fair value below carrying value attributable to non-credit-related factors are recorded as a component of other comprehensive income (loss).

If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to interest and other income, net in the statement of operations and comprehensive loss. During the years ended December 31, 2024 and 2025, the Company did not record any impairment related to other-than-temporary declines in the fair value of its available-for-sale investments.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The carrying amounts of financial instruments, including restricted cash, prepaid expenses and other current assets, accounts payable, accrued compensation and accrued expenses, approximate fair value due to their short-term maturities. The cash invested in money-market funds is carried at fair value.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of each asset as follows:

Useful life (years)
Laboratory equipment	5
Leasehold improvements	Lesser of useful life or lease term
Furniture and office	5
Computer equipment	3

Construction-in-process assets consist of laboratory or office equipment and tenant improvements that have not yet been placed in service. Repair and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in the statements of operations and comprehensive loss in the period realized.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future undiscounted net cash flows that the assets are expected to generate or appraised value. The amount of impairment loss, if any, is measured as the difference between the carrying value of the asset and its estimated fair value.

Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. There have been no such impairments of long-lived assets in the years ended December 31, 2024 and 2025.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on specific facts and circumstances, the existence of an identified asset(s), if any, and the Company’s control over the use of the identified asset(s), if applicable. If an arrangement is determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. The lease liability is measured at the present value of future lease payments, discounted using the discount rate as of the lease commencement date. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the incremental borrowing rate, which is the rate incurred to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. The Company recognizes a corresponding lease right-of-use (“ROU”) asset, initially measured as the amount of lease liability, adjusted for any initial lease costs or lease payments made before or at the commencement of the lease, and reduced by any lease incentives.

The Company’s leases consist of only operating leases. Operating leases are recognized on the balance sheet as ROU lease assets, operating lease liabilities current and operating lease liabilities non-current. Fixed payments are included in the calculation of the lease balances while variable costs, such as certain operating and pass-through costs, are excluded. Lease expense is recognized over the expected term on a straight-line basis.

Convertible Note

On May 11, 2023, the Company issued a convertible note (the “Lilly Note”) to Eli Lilly and Company (Note 7) with the principal amount of $30.0 million. The Lilly Note has a stated interest rate of 8% and matures on May 11, 2026, unless it is previously converted into equity shares. The Company elected to account for the Lilly Note at fair value with any changes in fair value being recognized through the statement of operations and comprehensive loss.

Research and Development Expenses, Including Accrued and Prepaid Expenses

Research and development costs are expensed as incurred. Research and development expenses include certain payroll and personnel expenses; laboratory supplies; consulting costs; external clinical research and development expenses; and allocated overhead, including rent, equipment depreciation, and utilities.

The Company accrues for estimated costs of research and development activities conducted by third-party service providers. The Company records the estimated costs of research and development activities based upon the estimated services provided and includes these costs in accrued liabilities in the balance sheets and within research and development expenses in the statements of operations and comprehensive loss. These costs are a significant component of the Company’s research and development expenses. The Company accrues these costs based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. The Company estimates the amount of work completed by its third-party service providers through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. In the event the Company makes advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as an expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized.

Upfront payments and milestone payments made under in-license agreements are expensed to research and development as incurred, provided the licensed technology has no alternative future use beyond the specific research and development project for which it was acquired. The Company recognizes the obligation for milestone payments when the related milestone event is achieved, or if it is probable that the milestone will be achieved and the associated payment becomes due and estimable, consistent with the terms of the underlying agreement. Such costs are generally recognized as a component of research and development expense in the statement of operations.

The Company makes significant judgments and estimates in determining the accrued balance in each reporting period based on the facts and circumstances known at that time. As actual costs become known, the Company adjusts its accrued estimates.

Redeemable Convertible Preferred Stock

The Company records redeemable convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The redeemable convertible preferred stock is recorded outside of stockholders’ deficit because the redeemable convertible preferred stock contains liquidation features outside of the Company’s control. The Company has elected not to adjust the carrying values of the redeemable convertible preferred stock to the liquidation preferences of such shares because it is not probable that a liquidation event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of redeemable convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such liquidation event will occur.

Stock-Based Compensation Expense

Stock-based compensation expense related to awards to employees and non-employees is measured at the grant date based on the fair value of the award. Stock-based compensation awards are subject to either service or performance-based vesting conditions. The fair value of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period of the awards with service based vesting conditions, which is generally the vesting period, and is adjusted for pre-vesting forfeitures in the period in which the forfeitures occur. For performance-based awards, the Company recognizes compensation based on the grant date fair value over the service period using the accelerated attribution method to the extent that achievement of the performance condition is probable.

The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model as the method for determining the estimated fair value of stock-based awards. The Black-Scholes model considers several variables and assumptions that require judgment in estimating the fair value of each stock option. Changes in these variables and assumptions can materially affect the resulting estimates of fair value. These variables and assumptions include the per unit fair value of the underlying common units, expected term, expected volatility, risk-free interest rate, and expected dividend rate as follows:

Fair Value of Common Stock - The fair value of the Company’s common stock is determined by the Board of Directors with assistance from external valuation experts. The Company’s approach to estimate the fair value of the Company’s common stock is consistent with the methods outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Expected term - The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for the Company’s stock options was calculated based on the weighted-average vesting term of the awards and the contract period, or the simplified method.

Expected volatility - The expected volatility is estimated based on the historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. Comparable companies were chosen based on their size, stage in the life cycle or area of specialty.

Risk-free interest rate - The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

Expected dividend - The Company has never paid dividends on the common stock and has no plans to pay dividends on the common stock. Therefore, the Company used an expected dividend yield of zero.

The grant date fair value of restricted stock awards and restricted stock units is calculated based on the grant date fair value of the underlying common stock less any purchase price.

Comprehensive Income (Loss)

Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources as well as unrealized losses on available-for-sale investments. The Company’s non-credit related unrealized gains and losses on investments during the period represent the component of other comprehensive income (loss) that is excluded from the reported net loss.

Net Loss Per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, common stock warrants, restricted common shares issued, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities. The Company’s redeemable convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. Restricted shares issued to the founders also participate in dividends from the issuance date and are considered participating securities. Participating securities do not have a contractual obligation to share in losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods. For all periods presented, diluted net loss per share is the same as basic net loss per share since the effect of including potential common shares is anti-dilutive.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As of December 31, 2024 and 2025, the Company has recorded a full valuation allowance on its net deferred tax assets.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax. Liabilities for unrecognized tax benefits are classified as other non-current liabilities in the balance sheet, unless they are expected to be paid within the next twelve months. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of Income tax expense in the Statement of Operations. Accrued interest and penalties are included within the related liability line item on the balance sheet.

JOBS Act Accounting Election

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Reverse Stock Split

On July 17, 2026, the Company amended its amended and restated certificate of incorporation and effected a 5.9218-for-1 reverse stock split of its issued and outstanding common stock (the “Reverse Stock Split”). Accordingly, every 5.9218 shares of common stock were combined into one share of common stock. Fractional shares resulting from the Reverse Stock Split were rounded in accordance with the terms of the amendment to the Company’s certificate of incorporation.

All common stock share amounts, stock option and warrant shares, conversion ratios, shares reserved for future issuance, net loss per share, and other per share information presented in the accompanying financial statements and notes thereto have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented. The par value of the Company’s common stock was not affected by the Reverse Stock Split.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public business entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes and to provide more details about the reconciling items in some categories if the items meet a quantitative threshold. The guidance also requires all entities to disclose annually income taxes paid (net of refunds received) disaggregated by federal (national), state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. ASU 2023-09 is effective for fiscal years beginning after December 15, 2025 on a prospective basis, with the option to apply the standard retrospectively. We adopted ASU 2023-09 for the fiscal year 2025. There was no material impact from the adoption of this ASU on the financial statements, however the Company included additional disclosures in the income tax disclosure, resulting in expanded disclosures in the notes to our financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which introduces new disclosure requirements to disaggregate certain natural expenses underlying income statement captions. ASU 2024-03 is effective for annual periods in fiscal years beginning after December 15, 2026, and for interim periods thereafter. Early adoption is permitted. The application of ASU 2024-03 is prospective for periods beginning after the effective date, although retrospective application to prior periods is allowed. The Company is currently assessing the impact that ASU 2024-03 will have on its financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds authoritative guidance to the Accounting

Standards Codification (ASC) on the recognition, measurement, and presentation of government grants. The new guidance defines government grants as transfers of monetary or tangible nonmonetary assets from a government to a business entity for non-exchange transactions. Under the ASU, an entity recognizes a grant when it is probable that the entity will comply with the attached conditions and the grant will be received. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. Entities may apply the amendments using a modified prospective, modified retrospective, or full retrospective transition method. The Company is currently assessing the impact that ASU 2025-10 will have on its financial statements and disclosures.

3. Fair Value Measurements

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices, or parameters derived from such prices. Where observable prices or inputs are not available, valuation models are applied.

These valuation techniques involve some level of management estimation and judgment. The degree of management estimation and judgment is dependent on the price transparency for the instruments, or market, and the instruments’ complexity. The authoritative accounting guidance describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last is considered unobservable. These levels of inputs are as follows:

Level 1 – Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company measures and reports its cash equivalents, restricted cash, and available-for-sale investments at fair value. Money market funds are measured at fair value on a recurring basis using quoted prices and are classified as Level 1. Investments are measured at fair value based on inputs other than quoted prices that are derived from observable market data and are classified as Level 2 inputs. The convertible note is measured at fair value using unobservable inputs and is classified as Level 3. The Company recognizes transfers into and out of levels within the fair value hierarchy in the period in which the actual event or change in circumstances that caused the transfer occurs. No such transfers occurred during the years ended December 31, 2024 and 2025.

As of December 31, 2024 and 2025, the Company’s financial assets and financial liabilities recognized at fair value consisted of the following (in thousands):

	December 31, 2024
	Level 1	Level 2	Level 3	Fair Value
Financial Assets:
Money market funds	$11,781	$—	$—	$11,781
U.S. treasury securities	—	93,287	—	93,287

Total financial assets	$11,781	$93,287	$—	$105,068

Financial Liabilities:
Convertible note	$—	$—	$34,473	$34,473

Total financial liabilities	$—	$—	$34,473	$34,473

	December 31, 2025
	Level 1	Level 2	Level 3	Fair Value
Financial Assets:
Money market funds	$12,695	$—	$—	$12,695
U.S. treasury securities	—	45,167	—	45,167

Total financial assets	$12,695	$45,167	$—	$57,862

Financial Liabilities:
Convertible note	$—	$—	$35,339	$35,339

Total financial liabilities	$—	$—	$35,339	$35,339

The Company’s securities are valued using third-party pricing services or other observable market data. The pricing services utilize industry standard valuation models and observable market inputs to determine value.

The Company elected to measure the convertible note (Note 7) at fair value with changes in fair value reported in earnings as they occur. The convertible note fair value was determined using the discounted cash flows methodology based on probability-weighted scenarios of the convertible note’s conversion using Level 3 inputs not observable in the market. A significant increase (decrease) in these inputs would result in a lower (higher) fair value measurement. At issuance on May 11, 2023, the time to a conversion event ranged from 0.22 to 0.39 years and the discount rate applied was 29.1%. On December 31, 2024, the time to the event ranged from 0.50 to 1.36 years, and the discount rate applied was 25.98%. On December 31, 2025, the time to event ranged from 0.25 to 0.36 years, and the discount rate applied was 27.55%.

The following table provides a reconciliation of the beginning and ending balances of the convertible note fair value for the years ended December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025
Fair value at the beginning of the period	$33,587	$34,473
Accrued stated interest	2,381	2,393
Change in fair value	(1,495)	(1,527)

Fair value at end of period	$34,473	$35,339

4. Marketable Securities

The fair value and amortized cost of cash equivalents and available-for-sale securities by major security type as of December 31, 2024 and 2025 are presented in the following tables (in thousands):

	December 31, 2024
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Financial assets:
Money market funds	$11,781	$—	$—	$11,781
U.S. treasury securities	93,215	79	(7)	93,287

Total cash equivalents and investments	$104,996	$79	$(7)	$105,068

Classified as:
Cash equivalents				12,499
Short-term investments				92,569

Total cash equivalents and investments				$105,068

As of December 31, 2024, total cash, cash equivalents, and investments of $105.2 million includes cash equivalents and marketable securities of $105.1 million plus cash of $0.1 million.

	December 31, 2025
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Financial assets:
Money market funds	$12,695	$—	$—	$12,695
U.S. treasury securities	45,132	35	—	45,167

Total cash equivalents and investments	$57,827	$35	$—	$57,862

Classified as:
Cash equivalents				12,695
Short-term investments				45,167

Total cash equivalents and investments				$57,862

As of December 31, 2025, total cash, cash equivalents, and investments of $58.0 million includes cash equivalents and marketable securities of $57.9 million plus cash of $0.1 million.

The fair values of available-for-sale securities by contractual maturity as of December 31, 2024 and 2025 were as follows:

	December 31,
	2025	2024
	(in thousands)
Due in 1 year or less	$45,167	$93,287
Due in 1 - 2 years	—	—
Due in 3 years	—	—
Instruments not due at a single maturity date	12,695	11,781

Total available-for-sale securities	$57,862	$105,068

As of December 31, 2024 and 2025, the Company recognized $0.3 million and $0.2 million, respectively, of accrued interest receivable from available-for-sale securities within prepaid expenses and other current assets on the balance sheet. As of December 31, 2024 and 2025, the remaining contractual maturities of available-for-sale securities were less than three years. There have been no realized losses on available-for-sale securities for the years ended December 31, 2024 and 2025. The Company believes there are no other-than-temporary impairments on these securities as of December 31, 2024 and 2025 because the Company does not intend to sell these securities, nor does it believe that it will be required to sell these securities before the recovery of their amortized cost basis. None of the Company’s investments have been in a continuous unrealized loss position for 12 months or longer as of December 31, 2024 and 2025.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2024 and 2025, consisted of the following (in thousands):

	As of December 31,
	2024	2025
Prepaid expenses	$1,688	$1,621
Accrued interest	268	240
Other receivables	115	18
Tax receivable	15	—

Total	$2,086	$1,879

Property and Equipment, net

Property and equipment, net as of December 31, 2024 and 2025 consisted of the following (in thousands):

	As of December 31,
	2024	2025
Laboratory equipment	$11,348	$11,768
Leasehold improvements	4,939	4,939
Computer equipment	718	722
Furniture and office	325	325
Software	178	181

Total	17,508	17,935
Less: Accumulated depreciation and amortization	(7,880)	(10,927)

Property and equipment, net	$9,628	$7,008

Depreciation expense was $2.9 million and $3.1 million for the years ended December 31, 2024 and 2025, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2024 and 2025, consisted of the following (in thousands):

	As of December 31,
	2024	2025
Accrued compensation	$3,502	$4,365
Accrued expenses	1,729	1,974
Other current liabilities	87	66
Accrued taxes	638	—

Total	$5,956	$6,405

6. Collaboration and License Agreements

Regents Exclusive License Agreements

On September 25, 2018, the Company entered into an exclusive license agreement with the Regents of the University of California (“the Regents”) (the “Regents Agreement”). Under the Regents Agreement, the Company licensed certain exclusive and non-exclusive intellectual property rights developed by the Regents. Upon execution of the Regents Agreement, the Company paid a $0.1 million upfront license fee to the Regents. At the Company’s first qualified round of financing, which closed in October 2018, the Company issued to the Regents 127,726 shares of common stock with an estimated fair value of $0.4 million. A license maintenance fee of $0.1 million is due from the one-year anniversary of the agreement and annually thereafter.

On September 24, 2020, the Company amended and restated the Regents Agreement and licensed additional intellectual property and patents. The Company issued to the Regents a warrant to purchase 74,324 shares of common stock. The warrant may be exercised any time for 10 years from the issuance date at an exercise price of $3.08 per share. The Company concluded that the warrant meets criteria for equity classification and recorded the fair value of $0.3 million as research and development expenses at the issuance date. The warrant had not been exercised as of December 31, 2024 and 2025.

On November 22, 2024, the Company further amended and restated the Regents Agreement. As amended, the Company is required to make the following payments: future development and regulatory milestone payments totaling up to $27.7 million; future commercial milestone payments totaling up to $3.6 million; and royalties on future sales at percentage rates ranging from the low to mid-single digits.

The Company accounts for license fees, sublicensee fees and license maintenance fees as research and development expenses when fees are due and payable and accounts for future milestones and royalties’ payments when the contingency is resolved and consideration is issued or becomes issuable. No milestones or royalties are probable and estimable as of December 31, 2024 and 2025. The Company recorded $1.4 million and $0.8 million as research and development expense and $0.1 million and $0.1 million as general and administrative expense under the Regents Agreement for the year ended December 31, 2024 and 2025, respectively.

Acuitas Agreements

Development and Option Agreement

On November 7, 2022, the Company entered into a development and option agreement with Acuitas Therapeutics, Inc. (as supplemented and amended from time to time, the “Acuitas Development and Option Agreement”). Under the Acuitas Development and Option Agreement, the Company and Acuitas agreed to conduct a program to develop products combining the Company’s gene editing technology and the lipid nanoparticle, or LNP, technology of Acuitas.

The Acuitas Development and Option Agreement provides the Company with the option to enter into non-exclusive, worldwide license agreements with respect to reserved human genome targets, with the right to sublicense (subject to certain restrictions), under Acuitas’ patent rights and know-how covering its LNP technology to exploit licensed products for all human therapeutic or prophylactic uses. The Company may exercise the option with respect to a specified number of products directed to reserved targets (each of which the Company refers to herein as an Option). Under the Acuitas Development and Option Agreement, the Company may non-exclusively reserve certain targets for potential use in the program.

In consideration for the rights granted under the Acuitas Development and Option Agreement, the Company paid a technology access fee of $0.4 million for each Option. The Company is also obligated to pay to Acuitas an annual target reservation fee of $0.1 million per target for each target it elects to reserve until the Company exercises the option with respect to such target or such target is removed from the list of reserved targets. Upon exercising an Option to enter into a non-exclusive license agreement for a human genome target, the Company will be required to pay Acuitas a $3.0 million Option exercise fee, subject to reduction by the target reservation and maintenance fees that are creditable against the Option exercise fee for the applicable target.

The term of the Acuitas Development and Option Agreement will expire on November 7, 2027. The Company has the right to terminate the Acuitas Development and Option Agreement in its entirety upon a specified written notice period. Additionally, either party can terminate the Acuitas Development and Option Agreement for the other party’s uncured material breach or bankruptcy.

License Agreement

If the Company exercises the Option to enter into a non-exclusive license agreement for any licensed product, the Company agrees to enter into a pre-negotiated license agreement pursuant to which the Company will be required to pay Acuitas up to $20.0 million in future development and regulatory milestone payments (the “Acuitas Development and Regulatory Milestone Payments”), and up to $40.0 million in future commercial milestone payments (the “Acuitas Commercial Milestone Payments”) per licensed product. The Company will also be obligated to pay Acuitas royalties (the “Acuitas Royalties”) at percentage rates in the low single digits on future net sales of licensed products by the Company and its sublicensees, subject to reduction under certain customary conditions. The Acuitas Royalties will be payable on a country-by-country and licensed product-by-licensed product basis commencing on the first commercial sale of a licensed product in a country and continuing until the latest of: (i) the expiration of the last to expire valid claim of a licensed patent that covers such licensed product in such country, (ii) expiration of regulatory exclusivity for such licensed product in such country, and (iii) ten years from the first commercial sale of such licensed product in such country.

In December 2023, the Company exercised an Option with respect to a licensed product and a licensed genome target and entered into a non-exclusive, worldwide license with Acuitas (“the Acuitas License Agreement”), with a right to sub-license through multiple tiers, under the licensed LNP technology to research, develop and commercialize the licensed products using the LNP technology. To the extent achieved, the Company is also obligated to make the respective Acuitas Development and Regulatory Milestone Payments, the Acuitas Commercial Milestone Payments and the Acuitas Royalties with respect to the licensed product.

The Company recognized research and development expenses of $3.0 million and $0.5 million for the years ended December 31, 2024 and 2025, respectively, related to reimbursement for research and development services performed by Acuitas as well as other fees due under the Acuitas Agreements. No milestones have been met or were probable as of December 31, 2024 and 2025.

Collaboration Revenue

The following table summarizes the revenue recognized by collaboration partners (in thousands):

	Year ended December 31,
	2024	2025
Prevail	$17,354	$35,070
Sanofi	10,053	16,104
Other	6	—

Total Revenue	$27,413	$51,174

Sanofi Agreements

Sanofi 2022 License Agreement

On September 20, 2022, the Company entered into a license agreement with Kiadis Pharma Netherlands BV (the “Sanofi 2022 License Agreement”), a Sanofi company (“Sanofi”) incorporated in the Netherlands under which the Company granted to Sanofi and its affiliates a non-exclusive license to use its gene editing technology for a certain number of target genes. The Company also granted Sanofi an exclusive license to a specified number of gRNA molecules related to each of the licensed targets. The Company received an upfront payment of $25.0 million from Sanofi in October 2022 and is eligible to receive development, regulatory and commercial milestone payments for each licensed product developed, as well as tiered royalties in the mid-single digit percentages on future net sales of licensed products, if any, subject to reduction under certain specified conditions. As of December 31, 2025, the Company is unable to predict or reasonably estimate the amount of development, regulatory, and commercial milestone payments that may be received in the future.

The Company identified the following promises in the agreement: (1) license to editing technology for a number of target genes, (2) license to use gRNA, (3) identification and provision of target-specific gRNA sequences, and (4) technology and material transfer. The Company concluded that for each gene target selected by Sanofi the aforementioned promises are not distinct and should be combined into a single combined performance obligation. The Company also determined that Sanofi’s option to replace a target constitutes a material right as it is an optional purchase priced at a significant discount that Sanofi would not have received without entering into the agreement.

To determine the transaction price, the Company evaluated all the payments to be received during the contract. At the inception of the agreement, the Company determined that the transaction price was $25.0 million which consisted of fixed consideration of $25.0 million equal to the upfront payment. Milestone fees were considered variable consideration and were not included in the transaction price based on the most likely amount method. The Company will re-evaluate the transaction price at each reporting period.

The allocation of the transaction price is determined on a standalone selling price basis, which is based on estimated amounts that the Company would charge for each performance obligation if it were sold separately. As a result, at the inception of the Sanofi 2022 License Agreement, $3.2 million was allocated to the material rights in the agreement, and $21.8 million was allocated to the remaining performance obligations. The transaction price allocated to the performance obligations is recognized as revenue when the Company transfers control of the licensed gRNA molecule and related know-how for that gene target.

The Company recognized less than $0.1 million and $15.6 million in collaboration revenue for the years ended December 31, 2024 and 2025, respectively under the Sanofi 2022 License Agreement. As of December 31, 2024 and 2025, $15.6 million and zero is classified as short-term deferred revenue. As of December 31, 2024 and 2025, zero is classified as long-term deferred revenue in the Company’s balance sheet.

Sanofi 2023 License Agreement

On June 19, 2023, the Company entered into a license agreement (the “Sanofi 2023 License Agreement”) with Genzyme Corporation, a Sanofi company under which the Company granted to Sanofi and its affiliates an exclusive license to research, develop, manufacture, and commercialize the gene editing therapies leveraging the licensed editing compositions, including CRISPR CasXE technologies for the development of in vivo products directed at sickle cell disease, with an option to expand to additional targets.

Under the terms of the agreement, the Company received an upfront payment of $40.0 million from Sanofi in July 2023 and may receive up to $425.0 million in aggregate in payments for nomination fees, research, development, and regulatory milestones, and up to $825.0 million in aggregate in commercial milestones for all targets, assuming one licensed product is developed for each licensed target, as well as tiered royalties ranging from the high single-digit to low teens percentages on future net sales of licensed products, if any, subject to reduction under certain specified conditions.

The Company identified the following promises in the agreement: (1) research, development, manufacturing and commercialization license, (2) identification and provision of licensed target-specific gRNA molecules, and (3) technology and materials transfer. For each gene target selected by Sanofi, the Company concluded that the aforementioned promises should be combined into a single performance obligation. The Company identified the following material rights in the agreement; (1) a right to nominate additional targets, (2) a right to request assistance with research and development related to molecular engineering as well as manufacturing development for an agreed upon number of hours, and (3) the option to replace a target.

To determine the transaction price for the Sanofi 2023 License Agreement, the Company evaluated all payments to be received during the contract. At inception of the agreement, the Company determined that the transaction price was $40.0 million which consisted of fixed consideration of $40.0 million equal to the upfront payment. Milestone fees were considered variable consideration and were not included in the transaction price based on the most likely amount method. The Company will re-evaluate the transaction price at each reporting period.

The allocation of the transaction price is determined on a standalone selling price basis, based on estimated amounts that the Company would charge for each performance obligation if it were sold separately. As a result, at the inception of the Sanofi 2023 License Agreement, $31.9 million was allocated to the material rights in the agreement, and the remaining $8.1 million was allocated to the remaining performance obligation. The transaction price allocated to the remaining performance obligation is recognized as revenue when the Company transfers control of the licensed target and the related know-how for that gene target.

The Company has a right to opt-in to development cost sharing, as well as co-promotion and profit and loss sharing in the United States on one licensed target, other than the initial licensed target. If the opt-in right is exercised, the royalty rates for sales of the co-developed product outside of the U.S. will be subject to certain upward adjustments.

The Company recognized $10.1 million and $0.5 million in collaboration revenue for the year ended December 31, 2024 and 2025, respectively, under the Sanofi 2023 License Agreement. As of December 31, 2024, $0.6 million is classified as short-term deferred revenue and $28.4 million is classified as long-term deferred revenue in the Company’s balance sheet. As of December 31, 2025, $16.8 million is classified as short-term deferred revenue and $11.7 million is classified as long-term deferred revenue in the Company’s balance sheet.

Prevail License Agreement

On May 11, 2023, the Company entered into a license and collaboration agreement with Prevail Therapeutics, Inc. (the “Prevail License Agreement”), a wholly owned subsidiary of Eli Lilly and Company, under which the Company granted Prevail an exclusive, worldwide license, with the right to sublicense, under certain patent rights to research, develop and manufacture licensed products for in vitro gene editing that incorporates a CasX editor for the development of in vitro therapies directed to specified targets known to cause serious neurological and neuromuscular diseases. In addition, the Company issued and sold a convertible note (Note 7) to Eli Lilly for $30.0 million. The Company concluded that the convertible note was issued at fair value and did not impact the transaction price of the Prevail License Agreement.

Under the terms of the agreement, the Company received an upfront payment of $45.0 million from Prevail in May 2023. The Company is also entitled to research and development service fees under the Prevail License Agreement at the agreed upon annual full-time equivalent rate. The Company will be eligible to receive up to an additional $160.0 million in aggregate research and development milestone payments and up to $1.4 billion in aggregate commercial milestone payments, in each case, assuming one licensed product is developed for each licensed target, as well as tiered royalties, subject to reductions, in the mid-single digit to low teens percentages on annual worldwide net sales of such licensed product.

The Company identified the following promises in the agreement: (1) a research license for a number of target genes, (2) exclusive development, manufacturing, and commercialization license, (3) research and development services, (4) participation in the joint steering committee, subcommittees and allocating an alliance manager, and (5) sharing of information. The Company concluded that the aforementioned promises should be combined into a single distinct performance obligation for each target. In addition, Prevail has the option to nominate an additional target and target replacements for each target. The Company concluded that, at the inception of the agreement, Prevail’s option to select an additional target was not a material right, did not represent a performance obligation of the contract, and would be accounted for as a separate arrangement upon exercise. The Company determined that Prevail’s target replacement right constitutes a material right at the execution of the agreement as it is an optional purchase priced at a significant discount that Prevail would not have received without entering into the agreement.

To determine the transaction price for the Prevail License Agreement, the Company evaluated all payments to be received during the contract. Milestone fees were considered variable consideration and were not included in the transaction price based on the most likely amount. Further, the consideration due for research and development services will be included in the transaction price as variable consideration. The Company will re-evaluate the transaction price and the total estimated costs expected to be incurred to satisfy the performance obligations at the end of each reporting period. As uncertain events, such as changes to the expected timing and cost of certain research, development, and manufacturing activities that the Company is responsible for, are resolved, or other changes in circumstances occur, and, if necessary, the Company will adjust its estimate of the transaction price and total estimated costs expected to be incurred. The Company will re-evaluate the transaction price at each reporting period. The Company determined that at the inception of the agreement, the transaction price was $70.0 million which consisted of fixed consideration of $45.0 million, represented by the upfront payment, and variable consideration of $25.0 million, represented by estimated fees for research and development services. As of December 31, 2024 and 2025, the total variable consideration was estimated at $31.0 million.

The allocation of the transaction price is determined on a standalone selling price basis, based on estimated amounts that the Company would charge for each performance obligation if it were sold separately. As a result, at the inception of the Prevail License Agreement, $22.5 million of the transaction price was allocated to the material rights in the agreement, and the remaining $47.5 million was allocated to the combined performance obligations. The allocated transaction price for the combined performance obligation of each target is recognized using an input measure. In applying the input method of revenue recognition, the Company uses actual cost incurred relative to the estimated total cost expected to be incurred of each target. Once Prevail exercises a material right, revenue will be recognized on the cost-to-cost input method for each per-replacement target performance obligation as research and development services are provided. The milestone payments and royalties will be recognized as revenue if and when the milestone criteria are met or the underlying sales of licensed products occur.

On January 1, 2024, Prevail exercised its target replacement right with respect to one of the initially nominated targets. The Company retained exclusive rights to all licenses granted to Prevail with respect to the replaced target.

Under the Prevail License Agreement, the Company recognized $17.4 million and $35.1 million of collaboration revenue for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2024, the value of the transaction price allocated to the remaining unsatisfied portion of the performance obligations was $44.0 million, of which $7.2 million and $20.6 million were recorded as short-term and long-term deferred revenue, respectively. As of December 31, 2025, the value of the transaction price allocated to the remaining unsatisfied portion of the performance obligations was $19.4 million, of which $4.2 million and $8.2 million were recorded as short-term and long-term deferred revenue, respectively. The Company expects to recognize the remaining transaction price as revenue over the next two years.

Contract Liabilities

The following tables present changes in the Company’s total contract liabilities for the years ended in December 31, 2024 and 2025 (in thousands):

	Balance at December 31, 2023	Additions	Revenue Recognized	Balance at December 31, 2024
Contract Liabilities
Deferred revenue	$79,196	$200	$(6,977)	$72,419
	Balance at December 31, 2024	Additions	Revenue Recognized	Balance at December 31, 2025
Contract Liabilities
Deferred revenue	$72,419	$—	$(31,396)	$41,023

The $72.4 million of deferred revenue as of December 31, 2024 and the $41.0 million of deferred revenue as of December 31, 2025 will be recognized as revenue as performance obligations are completed by the Company. The $29.0 million related to the Sanofi 2023 License Agreement as of December 31, 2024 is expected to be recognized through 2026. The $27.8 million related to Prevail as of December 31, 2024 is expected to be recognized through 2027. The $15.6 million related to the Sanofi 2022 License Agreement at December 31, 2024 was recognized in 2025. The $12.5 million of deferred revenue related to Prevail as of December 31, 2025 is expected to be recognized through 2027. The $28.5 million of deferred revenue related to the Sanofi 2023 License Agreement as of December 31, 2025 is expected to be recognized through 2027.

7. Convertible Note

On May 11, 2023, the Company issued a convertible note (the “Lilly Note”) to Eli Lilly and Company with the principal amount of $30.0 million. The Lilly Note has a stated interest rate of 8% and matures on May 11, 2026, unless it is previously converted into equity shares.

Upon occurrence of the issuance and sale of the Company’s redeemable convertible preferred stock that results in aggregate proceeds of at least $35.0 million (a “Qualified Financing”), the convertible note will automatically convert into redeemable convertible preferred stock of the Company. The Lilly Note will convert into redeemable convertible preferred stock at a discount of between 5% and 15% depending on the timing of the financing. The Lilly Note also contained other settlement provisions if a Qualified Financing does not occur. Upon occurrence of a public offering, either an IPO resulting in at least $100.0 million of gross proceeds or a special purpose acquisition company transaction, the Lilly Note will automatically convert into common shares issued at a discount to the IPO price per share of between 5% and 15%, depending on the timing of the offering. If neither a Qualified Financing nor a public offering occurs, the Lilly Note may convert upon change of control or upon maturity, at the election of the holder. Upon occurrence of a change of control, the convertible note will, at the election of the holder, either be repaid with a 15% premium to the then outstanding principal and unpaid interest; or convert into the Company’s equity securities at a price that is 15% less than the price per share received by the holders of such equity securities upon such change of control. Upon maturity, the convertible note will convert into the Company’s common stock at a conversion price of $35.83 per share.

The fair value of the convertible note was $34.5 million and $35.3 million as of December 31, 2024 and 2025, respectively.

8. Commitments and Contingencies

Operating Leases

In August 2019, the Company entered into a noncancelable operating lease agreement for 14,152 square feet of office and laboratory space in Alameda, California. The lease commenced in September 2019 and had an initial lease term of 5.8 years.

In June 2021, the Company entered into a lease amendment to expand the original premises being leased to include an additional 14,255 square feet of office and laboratory space and to extend the lease term. The amendment was accounted for as a lease modification and classified as an operating lease with a modification date of June 2021 and a remaining lease term of 8.5 years.

The following table summarizes operating lease costs included in research and development and general and administrative expense for the years ended December 31, 2024 and 2025 (in thousands):

	December 31,
	2024	2025
Operating lease cost	$1,065	$1,065
Variable lease cost	497	453

Total lease costs	$1,562	$1,518

Future minimum commitments under the non-cancellable operating lease as of December 31, 2025 were as follows (in thousands):

2026	$1,758
2027	1,811
2028	1,866
2029	1,759
Thereafter	—

Total undiscounted lease payments	7,194

Less: imputed interest	(1,105)

Total operating lease liability	6,089

Less: current liability portion	(1,285)

Operating lease liability, net of current portion	$4,804

The weighted average incremental borrowing rate for the lease was 8.82% with a remaining lease term of 4.84 years as of December 31, 2024. The weighted average incremental borrowing rate for the lease was 8.82% with a remaining lease term of 3.84 years as of December 31, 2025. During the years ended December 31, 2024 and 2025, cash paid for amounts included in operating lease liabilities of $1.6 million and $1.7 million, respectively, were included in cash flows from operating activities on the statement of cash flows.

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future.

The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2024 and 2025, the Company does not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

Legal Contingencies

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of business. The Company records a liability for such matters when it is probable that future losses will be incurred and that such losses can be reasonably estimated. Significant judgment by the Company is required to determine both probability and the estimated amount. Management is currently not aware of any legal matters that could have a material adverse effect on financial position, results of operations or cash flows.

Research and Development Agreements

The Company enters into contracts in the normal course of business with third-party vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice or may have a potential termination fee if a purchase order is cancelled within a specified time. As of December 31, 2024 and 2025, there were no amounts accrued related to termination and cancellation charges, as the Company has not determined cancellation to be probable.

License Agreements

The Company entered into the Regents Agreement and Acuitas Agreements (Note 6), which requires it to pay milestones contingent upon the meeting of specific events and royalties of future sales. As of December 31, 2024 and 2025, no milestones were due and payable.

9. Redeemable Convertible Preferred Stock

In October 2018, the Company issued 2,051,741 shares of its Series A redeemable convertible preferred stock at a price of $9.77 per share for gross cash proceeds of $20.0 million and issued 26,338 shares of its Series A-1 redeemable convertible preferred stock upon the conversion of the outstanding convertible notes and accrued interest. In January 2019, the Company issued 46,630 shares of its Series A-2 redeemable convertible preferred stock at a price of $10.72 per share for gross cash proceeds of $0.5 million.

In March 2021, the Company issued 2,790,590 shares of Series B redeemable convertible preferred stock at a price of $35.83 per share for gross cash proceeds of $100.0 million.

Redeemable convertible preferred stock consists of the following (in thousands, except share and per share amounts):

	December 31, 2024 and 2025
	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	12,150,003	$9.77	2,051,741	$19,869	$20,000
Series A-1	155,977	7.82	26,338	205	205
Series A-2	276,138	10.72	46,630	500	500
Series B	16,600,000	35.83	2,790,590	99,782	100,000

Total	29,182,118		4,915,299	120,356	120,705

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting—The holder of each share of Series A, A-1, A-2 and Series B redeemable convertible preferred stock has the right to one vote of each share of common stock into which such redeemable convertible preferred stock is convertible. The holders of Series B redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect two directors to the Company’s Board of Directors. The holders of Series A redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect one director to the Company’s Board of Directors. The holders of common stock, voting as a separate class, shall be entitled to elect two directors to the Company’s Board of Directors.

Dividends—The holders of shares of redeemable convertible preferred stock in preference to the holders of common stock, shall be entitled to receive, but only out of funds that are legally available, cash dividends at the annual per share rate of 6.0% per annum based on the original issue price. Such dividends shall be payable only when, as and if declared by the Company’s Board of Directors and shall be non-cumulative. No dividends have been declared as of December 31, 2024 and 2025.

Conversion—Each share of redeemable convertible preferred stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of shares of common stock at the conversion rate that is determined by dividing the redeemable convertible preferred stock original issue price by the redeemable convertible preferred stock conversion price in effect at the time of conversion. The conversion price shall initially be equal to the applicable original issue price subject to certain anti-dilution adjustments. As of December 31, 2024 and 2025, the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Each share of redeemable convertible preferred stock is automatically converted into common stock shares at the then effective conversion rate (i) upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100.0 million of gross proceeds to the Company, or (ii) if such offering is otherwise approved by vote or written consent of at least a majority of the outstanding shares of the redeemable convertible preferred stock voting together as a single class on an as-converted basis, which majority shall include at least a majority of Series B redeemable convertible preferred stock.

Liquidation Preference—In the event of a liquidation, distribution or winding up of the Company, the holders of redeemable convertible preferred stock are entitled to be paid out of the assets of the Company legally available for distribution before any distribution or payment is made to holders of the Company’s common stock. In the event of a liquidation, distribution or winding up of the Company, the holders of the redeemable convertible preferred stock are entitled to receive the amount per share of redeemable convertible preferred stock owned equal to the greater of (i) the original issue price, plus any dividends declared but unpaid thereon for any redeemable convertible preferred stock owned, or (ii) such amount per share as would have been payable had all shares of redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of redeemable convertible preferred stock the full amount to which they are entitled, the holders of shares of redeemable convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution as if all amounts payable on or with respect to such shares were paid in full.

The remaining assets of the Company are distributed among the common and redeemable convertible preferred stockholders pro rata based on the number of shares held by each holder on an as-converted basis.

Redemption—Upon the occurrence of certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer, holders of the redeemable convertible preferred stock can effectively cause redemption for cash. As a result, the Company classified the redeemable convertible preferred stock as mezzanine equity on the balance sheets as the stock is contingently redeemable.

10. Common Stock

The Company is authorized to issue up to 8,781,113 shares of $0.001 par value common stock as of December 31, 2025.

Common stockholders are entitled to dividends when and if declared by the Board of Directors, subject to the prior rights of the redeemable convertible preferred stockholders. The holder of each share of common stock is entitled to one vote. The common stockholders voting as a class are entitled to elect two members to the Company’s Board of Directors. No dividends have been declared since the inception of the Company.

The Company had reserved common stock for future issuance as follows:

	December 31,
	2024	2025
Conversion of redeemable convertible preferred stock	4,915,299	4,915,299
Exercise of outstanding stock option awards	1,212,458	1,180,576
Common stock warrants issued and outstanding	74,324	74,324
Restricted stock issued and outstanding-2018 Equity Incentive Plan	48,021	48,021
Stock options available for future grant	154,402	152,545

Total common stock reserved for issuance	6,404,504	6,370,765

Founders’ Restricted Common Stock

In January and August 2018, the Company issued 2,195,278 restricted common stock shares to its founders at the purchase price of $0.0059 per share for their advisory and consulting services. In September 2018, the Company repurchased 211,084 such shares from one of the founders. The founders’ common stock shares are subject to the Company’s repurchase option if a founder terminates their services to the Company during the vesting period. The Company may repurchase any unvested restricted common stock shares at the price per share equal to the original purchase price, subject to adjustments in the event of any reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split. The repurchase right lapses in 90 days after the termination of the founder’s service or employment. During the vesting term, the holders of the founders’ restricted common stock shares have the right to receive dividends and voting rights.

The restricted common stock shares vested monthly over four years from the vesting commencement date, which was the date of the initial closing of the Series A redeemable convertible preferred stock financing or October 1, 2018. The founders’ shares were all fully vested as of December 31, 2024. The Company accounts for shares issued to founders as equity compensation awards, and the estimated fair value at the grant date was minimal.

11. Equity Incentive Plan and Stock-Based Compensation

2018 Stock Incentive Plan

In 2018, the Company adopted the 2018 Stock Incentive Plan (the “Plan”). The Plan provides for the grants of stock options, stock appreciation rights, dividend equivalent rights, restricted stock units, restricted stock awards (“RSAs”), and other stock-based awards to employees, consultants and advisors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options (“NSO”) may be granted to Company employees, consultants and advisors. As of December 31, 2025, the Company has reserved 1,672,540 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years and at prices based upon the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an option shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, and (iii) the term of an ISO granted to a greater than 10% stockholder should not exceed five years. Options granted generally vest over four years.

Options and RSAs granted under the Plan vest on a straight-line basis over a period of four years, with certain options vesting 25% after the first year of service and 1/48th vesting on a monthly basis thereafter. RSAs granted by the Company may be repurchased in the event that conditions specified by the administrator are not satisfied prior to the end of such applicable restriction periods established by the administrator of such awards.

On October 6, 2021, the Company granted 101,320 performance-based stock option awards to the Chief Executive Officer that only vest upon the successful completion of the first-in-human proof of concept study. The Company recognizes stock option awards with performance vesting conditions based on the grant date fair value over the service period using the accelerated attribution method to the extent that achievement of the performance condition is probable. For the years ended December 31, 2024 and 2025, no expense has been recognized related to these performance-based stock option awards as the achievement of the performance condition was not probable.

The Plan allows for early exercises of stock options that will be subject to a right of repurchase by the Company for any unvested shares. The repurchase rights lapse over the original vesting period of the options. The Company accounts for the cash received in consideration for the early exercised options as a liability included in accrued and other current liabilities, which is then reclassified to stockholders’ equity as the options vest. As of December 31, 2025, the Company had no shares of common stock subject to an early exercise option repurchase provision under the Plan.

As of December 31, 2025, 152,545 shares were reserved for issuance as stock option awards under the Plan.

Stock Option Activity

Stock options activity under the Plan is set forth below:

		Outstanding Awards
	Number of Shares Available for Grant	Options issued and outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding on December 31, 2024	154,418	1,212,436	$14.39	7.27	$1,023
Options granted	(133,434)	133,434	$6.40
Options exercised		(33,733)	$4.56
Options forfeited or cancelled	131,561	(131,561)	$14.27

Outstanding on December 31, 2025	152,545	1,180,576	$6.28	6.57	$896

Vested and Exercisable at December 31, 2025		791,066	$6.22

The weighted-average grant-date fair value of stock options granted to employees during the years ended December 31, 2024 and 2025 was $11.78 per share and $6.57 per share, respectively. The total fair value of options that vested during the years ended December 31, 2024 and 2025 was $3.0 million and $2.4 million, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2024 and 2025 was $1.1 million and $0.1 million, respectively. As of December 31, 2024 and 2025, the total unrecognized stock-based compensation related to unvested stock options was $5.9 million and $4.6 million, respectively, which the Company expects to recognize over a remaining weighted-average period of 1.13 years and 0.85 years, respectively.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at December 31, 2025.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2024	2025
Expected volatility	84.42% - 85.13%	85.54% - 87.85%
Risk-free interest rate	3.52% - 4.21%	3.70% - 4.11%
Dividend yield	0%	0%
Expected term	5.67 - 6.07 years	5.97 - 6.08 years

Restricted Stock Award Activity

As of December 31, 2024 and 2025, the Company had 48,021 RSAs that were issued and outstanding to non-employee consultants. The outstanding RSAs had a weighted average grant date fair value of $2.84 per share. From the total RSAs issued and outstanding, zero shares were unvested as of December 31, 2024 and 2025. The awards are legally issued and are considered outstanding as of the grant date. The fair value of RSAs granted is equal to the estimated fair value of the Company’s common stock on the grant date. Stock-based compensation expense recognized during the years ended December 31, 2024 and 2025 was zero.

Stock Based Compensation

No stock-based compensation related to performance-based awards was recognized in the years ended December 31, 2024 and 2025 as the performance conditions were not probable.

The following table is a summary of total employee and non-employee stock-based compensation (in thousands):

	Year Ended December 31,
	2024	2025
Research and development	$1,931	$2,557
General and administrative	918	1,587

Total	$2,849	$4,144

Option Repricing

On September 5, 2025, the Company’s board of directors approved a stock option repricing (the “Option Repricing”), whereby the exercise price of certain outstanding options to purchase shares of the Company’s common stock was reduced to $6.40 per share, which represented the fair market value of the Company’s common stock on the date of the repricing.

The Option Repricing applied to options held by continuing employees as of September 5, 2025, with an exercise price greater than $6.40 per share. No other terms of the affected options were modified, including vesting schedules, expiration dates, or service conditions.

The stock option repricing was treated as an option modification for accounting purposes and resulted in a total incremental expense of $2.6 million, of which $1.8 million incremental expense associated with vested options was recognized on the modification date. The remaining $0.8 million incremental expense associated with the unvested options as of the modification date will be recognized over the remainder of the original requisite service periods through May 2029.

The incremental compensation cost is being recognized over the remaining vesting period of the repriced awards, consistent with the original service conditions and accounting policy for stock-based compensation.

12. Income Taxes

The Company has pre-tax loss in the United States in the amounts of $37.6 million and $23.6 million for the years ended December 31, 2024 and 2025, respectively.

A reconciliation of loss before income taxes for domestic and foreign locations for the years ended December 31, 2024 and 2025 is as follows (in thousands):

	Year Ended December 31,
	2024	2025
United States	$(37,561)	$(23,610)
Foreign	—	—

Loss before income taxes	$(37,561)	$(23,610)

Income tax expense for the years ended December 31, 2024 and 2025 consists of the following (in thousands):

	Year Ended December 31,
	2024	2025
Current
Federal	$9,734	$(1,568)
State	491	(234)

Total current	10,225	(1,802)

Deferred
Federal	—	—
State	—	—

Total deferred	—	—

Total income tax expense (benefit)	$10,225	$(1,802)

The reconciliation from the statutory federal income tax rate to our effective income tax rate, applying ASU 2023-09 prospectively, is as follows (in thousands):

	Year ended December 31,
	2025	%
Income tax computed at the federal statutory tax rate	$(4,958)	21.00%
State and local income tax, net of federal (national) income tax effect(1)	(111)	0.47%
Tax credits	(2,030)	8.60%
Changes in valuation allowance	3,500	(14.82)%
Nontaxable or nondeductible items
Other non-deductible permanent items	24	(0.10)%
Stock compensation	508	(2.15)%
Fair value adjustment	182	(0.77)%
Changes in unrecognized tax benefits	1,083	(4.59)%

Effective income tax rate	$(1,802)	7.64%

(1) The states that contribute to the majority (greater than 50%) of the tax effect in this category are California and Massachusetts for the year ended December 31, 2025.

Net cash paid (refunds received) for income taxes consists of the following (in thousands):

Year Ended December 31,
2025
Federal	$224
Disaggregated state and local jurisdictions
California	1
Massachusetts	(17)

Net cash paid (refunds received) for income taxes	$208

A reconciliation of the Company’s income taxes to the amount computed by applying the statutory federal income tax rate to the pretax loss for the year ended December 31, 2024, is summarized as follows (in thousands):

Year Ended December 31,
2024
Expected tax benefit at statutory rate	$(7,888)
State income tax, net of federal benefit	(2,052)
Stock expense	433
Permanent items and others	437
Change in fair value of convertible note	186
Research and development credits	(3,114)
Change in valuation allowance	22,223

Total income tax expense	$10,225

The Company’s deferred tax assets as of December 31, 2024 and 2025, are summarized as follows (in thousands):

	December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	$1,487	$14,859
Research and development credit carryforwards	1,990	3,043
Intangible assets	9,827	9,310
Capitalized research costs	18,695	16,496
Lease liability	1,960	1,676
Deferred revenue	19,662	11,292
Other, net	892	3,370

Total deferred tax assets	54,514	60,046
Valuation allowance	(51,473)	(57,867)

Deferred tax assets, net of valuation allowance	$3,041	$2,179

Deferred tax liabilities:
Right-of-use asset	(966)	(843)
Fixed assets	(2,076)	(1,336)

Total deferred tax liabilities	(3,041)	(2,179)

Net deferred taxes	$—	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. The Company periodically evaluates the recoverability of its deferred tax assets. At such time as it is determined that it is more likely than not that the deferred tax asset will be realized, the valuation allowance will be reduced. The change in the valuation allowance was $22.2 million and $6.4 million for the years ended December 31, 2024 and 2025, respectively.

Reflecting changes in tax laws or rates enacted in the current period, the Company has federal net operating loss carryforwards of approximately $49.0 million, and all the federal net operating losses do not expire. After reflecting the effect of changes in tax laws or rates enacted in the current period, the Company has California and Massachusetts net operating loss carryforwards of approximately $59.9 million. The California net operating losses can be carried forward for up to 20 years. For taxable years 2024 through 2026, California suspended the use of net operating losses for taxpayers with income more than $1 million. The carryover will be extended for each year the losses were suspended during this time period. The Company’s California net operating loss carryforwards begin to expire in 2043. After reflecting the effect of changes in tax laws or rates enacted in the current period, the Company has federal and state research and development tax credits of $3.1 million and $6.7 million, respectively. The federal research and development tax credits begin to expire in 2044 unless previously utilized, and the state credit carryforwards do not expire.

Pursuant to the Internal Revenue Code of 1986, as amended Sections 382 and 383, annual use of a Company’s net operating loss and research and development credit carryforwards may be limited if there is a cumulative change in ownership of greater than 50% within a three-year period. The annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has completed an analysis of ownership changes through March 31, 2023, and as a result, the Company experienced an ownership change in October 2018. Such a change did not have a significant impact on the Company’s ability to utilize net operating losses (“NOLs”) and credits that existed as of that date. Future ownership changes may further limit the amount of NOLs and credits the Company may utilize in any given year, and such limitation may result in such attributes expiring unused. If such an event occurs, the related tax attribute will be removed from the deferred tax assets with a corresponding reduction to the valuation allowance.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law, which enacts significant changes to U.S. tax and related laws. Some of the provisions of OBBBA affecting corporations include but are not limited to current deduction of domestic research expenses, increasing the limit of the deduction of interest expense to thirty percent of EBITDA, and one hundred percent bonus depreciation on eligible property acquired after January 19, 2025. The Company has evaluated the impact the new tax law had on its financial condition and results of operations and concluded that the new tax law had no material impact on its financial statements.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination by tax authorities. As of December 31, 2025, the Company had approximately $6.9 million of unrecognized tax benefits that, if recognized and realized, would affect the effective tax rate.

The following table summarizes the changes to the Company’s gross unrecognized tax benefits for the years ended December 31, 2024 and 2025 (in thousands):

	Year Ended December 31,
	2024	2025
Beginning balance	2,394	11,801
Additions related to prior year positions	3,141	18
Additions related to current year positions	6,266	1,113
Decrease related to current year positions	—	(1,520)

Ending balance	11,801	11,412

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2024 and 2025, the Company had approximately $0.3 million and $0.6 million of accrued interest and no accrued penalties, respectively, related to income tax matters.

The Company is subject to taxation in the United States and various states. All of the Company’s tax years are subject to examination by federal and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company is not currently under examination by any federal, state or local tax authority.

13. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share in the years ended December 31, 2024 and 2025, attributable to common stockholders, which excludes shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share amounts):

	Year ended December 31,
	2024	2025
Numerator:
Net loss attributable to common stockholders	$(47,786)	$(21,808)

Denominator:
Weighted-average shares outstanding	2,395,967	2,429,165

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,395,967	2,429,165

Net loss per share attributable to common stockholders, basic and diluted	($19.94)	($8.98)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential dilutive securities would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2024	2025
Convertible preferred stock on an as if converted basis	4,915,299	4,915,299
Options to purchase common stock	1,212,458	1,180,576
Common stock warrants	74,324	74,324
Convertible note (1)	1,117,986	152,545

Total	7,320,067	6,322,744

(1)

The conversion of the convertible note into common stock is dependent on the price of shares that may be issued in connection with an IPO, special purpose acquisition company transaction or qualified financing, as well as the completion of such transactions. The number of shares herein is calculated based on the conversion of the convertible note’s outstanding principal and accrued and unpaid interest as of December 31, 2024 and 2025 into the Company’s common stock at the price of $35.83 per share.

14. Segment Information

The Company operates as one operating and reportable segment focused on researching and developing genetic medicines using CRISPR-based tools to address the root cause of diseases, with a primary focus on cardiometabolic conditions. The Company’s chief executive officer serves as the chief operating decision maker (“CODM”). The CODM evaluates segment performance and allocates resources based on net loss and operating expenses, which are also reported in the statement of operations. This measure is used to monitor spending and compare budgeted versus actual results. Factors considered in determining the single reportable segment include the nature of the Company’s operating activities, its organizational and reporting structure, and the type of financial information reviewed by the CODM. All material long-lived assets and revenues are located in the United States.

The CODM reviews cash, cash equivalents, and investments as a measure of segment assets. As of December 31, 2024 and 2025, the Company’s cash, cash equivalents, and investments were $105.2 million and $58.0 million, respectively.

The table below summarizes the segment’s profit or loss, along with significant expense categories, which are reviewed by the CODM, for the period presented (in thousands).

	Year ended December 31,
	2024	2025
Collaboration revenue	$27,413	$51,174
Significant operating expenses:
Research and development:
Internal research expenses	12,324	6,588
External research and development	13,170	22,672
Employee-related expenses	22,306	22,229
Facilities and overhead costs	7,499	7,702
Professional and consulting fees	1,780	1,604
General and administrative	13,163	16,449

Total Operating expenses	70,242	77,244
Interest and other income, net	6,154	3,326
Interest expense	(2,381)	(2,393)
Change in fair value of convertible note	1,495	1,527
Loss before income taxes	(37,561)	(23,610)

(Provision for) / benefit from income taxes	(10,225)	1,802

Net Loss	$(47,786)	$(21,808)

15. Subsequent Events

The Company has evaluated subsequent events from December 31, 2025 through March 6, 2026, the date these financial statements were issued, and with respect to the reverse stock split, described in Note 2, through July 20, 2026. Except as described below, the Company is not aware of any additional subsequent events that would require recognition or disclosure in these financial statements.

On July 17, 2026, the Company amended its amended and restated certificate of incorporation and effected the reverse stock split, pursuant to which every 5.9218 shares of the Company’s common stock issued or outstanding were automatically reclassified into one new share of common stock, subject to the treatment of fractional shares as previously described, without any action on the part of the holders. For a description of the Reverse Stock Split, refer to Note 2, Summary of Significant Accounting Policies

SCRIBE THERAPEUTICS INC.

SCRIBE THERAPEUTICS INC.

CONDENSED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	December 31,	March 31,
	2025	2026
Assets
Current assets:
Cash and cash equivalents	$12,796	$20,381
Short-term investments	45,167	29,350
Receivable from collaboration partners	7,092	1,279
Prepaid expenses and other current assets	1,879	1,389

Total current assets	66,934	52,399
Operating lease right-of-use asset	3,064	2,926
Property and equipment, net	7,008	6,390
Restricted cash	675	675
Other long-term assets	538	2,818

Total assets	$78,219	$65,208

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$4,566	$5,120
Accrued expenses and other current liabilities	6,405	4,397
Accrued license fees	375	—
Deferred revenue, current	21,087	28,330
Convertible Note	35,339	40,546
Operating lease liabilities, current portion	1,285	1,327

Total current liabilities	69,057	79,720
Operating lease liabilities, net of current portion	4,804	4,459
Other non-current liabilities	7,485	7,713
Deferred revenue, non-current	19,936	11,698

Total liabilities	101,282	103,590

Redeemable convertible preferred stock, $0.001 par value; 29,182,118 shares authorized, and 4,915,299 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively; liquidation preference of $120,705 as of December 31, 2025 and March 31, 2026	120,356	120,356
Common stock, $0.001 par value, 52,000,000 shares authorized as of December 31, 2025 and March 31, 2026; 2,451,167 and 2,468,193 shares issued and outstanding as of December 31, 2025 and March 31, 2026	14	14
Additional paid-in capital	14,239	16,302
Accumulated deficit	(157,707)	(175,054)
Accumulated other comprehensive income	35	—

Total stockholders’ deficit	(143,419)	(158,738)

Total liabilities, preferred stock, and stockholders’ deficit	$78,219	$65,208

The accompanying notes are an integral part of these unaudited condensed financial statements.

SCRIBE THERAPEUTICS INC.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2025	2026
Collaboration revenue	$17,125	$2,233
Operating expenses:
Research and development	15,991	11,305
General and administrative	6,691	3,355

Total operating expenses	22,682	14,660

Loss from operations	(5,557)	(12,427)
Interest income and other income (expense), net	1,063	515
Interest expense	(598)	(598)
Change in fair value of Convertible Note	1,352	(4,609)

Net loss before provision for income taxes	(3,740)	(17,119)
Benefit from / (provision for) income tax	315	(228)

Net loss	$(3,425)	$(17,347)
Other comprehensive loss:
Net unrealized loss on available-for-sale investments	(57)	(35)

Net comprehensive loss	$(3,482)	$(17,382)

Net loss per share attributable to common stockholders, basic and diluted	$(1.42)	$(7.05)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,417,516	2,460,794

The accompanying notes are an integral part of these condensed financial statements

SCRIBE THERAPEUTICS INC.

CONDENSED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

(Unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	4,915,299	$120,356	2,417,435	$14	$9,954	$72	$(135,899)	$(125,859)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	$—
Stock-based compensation expense	—	—	—	—	671	—	—	$671
Net Loss	—	—	—	—	—	—	(3,425)	$(3,425)
Net unrealized loss on available-for-sale investments	—	—	—	—	—	(57)	—	$(57)

Balance at March 31, 2025	4,915,299	$120,356	2,417,435	$14	$10,625	$15	$(139,324)	$(128,670)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2025	4,915,299	$120,356	2,451,167	$14	$14,239	$35	$(157,707)	$(143,419)
Issuance of common stock upon exercise of stock options	—	—	17,026	—	93	—	—	$93
Stock-based compensation expense	—	—	—	—	1,970	—	—	$1,970
Net Loss	—	—	—	—	—	—	(17,347)	$(17,347)
Net unrealized loss on available-for-sale investments	—	—	—	—	—	(35)	—	$(35)

Balance at March 31, 2026	4,915,299	$120,356	2,468,193	$14	$16,302	$—	$(175,054)	$(158,738)

The accompanying notes are an integral part of these condensed financial statements

SCRIBE THERAPEUTICS INC.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three months Ended March 31,
	2025	2026
Cash flows from operating activities
Net loss	(3,425)	(17,347)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	750	636
Loss on disposal of equipment	—	3
Stock-based compensation expense	671	1,970
Interest expense	598	598
Change in fair value of convertible note	(1,352)	4,609
Net amortization/accretion on investment securities	161	214
Amortization of right-of-use asset	112	137
Expensed deferred offering costs	3,583	—
Changes in operating assets and liabilities:
Receivables from collaboration partners	(4,482)	5,813
Prepaid expenses and other current assets	(618)	491
Other long-term assets	(46)	(520)
Accounts payable	2,351	(494)
Deferred revenue	(9,602)	(995)
Accrued license fees	(375)	(375)
Accruals and other current liabilities	(1,373)	(2,221)
Operating lease liabilities	(259)	(302)
Other non-current liabilities	(315)	228

Net cash used in operating activities	(13,621)	(7,555)

Cash flows from investing activities
Purchases of property and equipment	(491)	(17)
Maturities of investments	31,510	20,410
Purchases of investments	(10,101)	(4,842)

Net cash provided by investing activities	20,918	15,551

Cash flows from financing activities
Proceeds from exercise of stock options	—	93
Payments of deferred offering costs	(2)	(504)

Net cash used in financing activities	(2)	(411)

Net change in cash, cash equivalents and restricted cash	7,295	7,585
Cash, cash equivalents and restricted cash, at the beginning of the period	13,277	13,471

Cash, cash equivalents and restricted cash, at the end of the period	20,572	21,056

Supplemental disclosure of non-cash investing and financing activities:
Unpaid fixed asset acquisitions	$439	$16

Deferred offering costs related to initial public offering included in accounts payable and accrued expenses and other current liabilities	$481	$1,761

The accompanying notes are an integral part of these condensed financial statements

SCRIBE THERAPEUTICS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Business Organization and Liquidity

Scribe Therapeutics Inc. (the “Company”) is a clinical-stage biotechnology company engineering purpose-built in vivo CRISPR technologies designed to extend healthy lifespan through disease prevention and durable therapeutic intervention. The Company was incorporated in the state of Delaware in June 2017. Its principal offices are in Alameda, California.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

Since inception, the Company has devoted substantially all of its efforts to research and development and raising capital to support such activities. The Company has funded its operations to date primarily from the sale and issuance of redeemable convertible preferred stock and with funds received under license and collaboration agreements. As of March 31, 2026, the Company had $49.7 million in cash, cash equivalents and marketable securities. The Company has incurred recurring losses since inception and expects to continue to incur net losses for the foreseeable future. Net losses were $3.4 million and $17.4 million for the three months ended March 31, 2025 and 2026, respectively. As of March 31, 2026, the Company had an accumulated deficit of $175.1 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the issuance date of our condensed financial statements.

The Company is pursuing various financing alternatives to finance its future operations. However, no assurance can be given as to whether additional needed financing will be available on terms acceptable to the Company, or at all. If the Company is unable to raise additional capital when needed, it may be required to significantly reduce operating costs by scaling back operations and discontinuing the development of one or more of its product candidates.

2. Summary of significant accounting policies

Basis of Preparation

The accompanying condensed financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed financial statements were also prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. Since inception, the Company has not generated any product revenue, and its operations have primarily consisted of establishing facilities, recruiting personnel, conducting research and development, and raising capital. Certain information and footnote disclosures normally included in the condensed financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with such rules and regulations.

The significant accounting policies and estimates used in the preparation of these financial statements are consistent with those described in the Company’s audited financial statements for the year ended December 31, 2025. During the current interim period, there have been no material changes to these policies.

Reverse Stock Split

On July 17, 2026, the Company amended its amended and restated certificate of incorporation and effected a 5.9218-for-1 reverse stock split of its issued and outstanding common stock (the “Reverse Stock Split”). Accordingly, every 5.9218 shares of common stock were combined into one share of common stock. Fractional shares resulting from the Reverse Stock Split were rounded in accordance with the terms of the amendment to the Company’s certificate of incorporation.

All common stock share amounts, stock option and warrant shares, conversion ratios, shares reserved for future issuance, net loss per share, and other per share information presented in the accompanying financial statements and notes thereto have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented. The par value of the Company’s common stock was not affected by the Reverse Stock Split.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed financial statements, and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates estimates and assumptions, including but not limited to those related to revenue recognition, lease liabilities, fair value of redeemable convertible preferred stock and common stock, stock-based compensation expense, accruals for research and development costs, the valuations of deferred tax assets, the fair value of the convertible note and uncertain income tax positions. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which introduces new disclosure requirements to disaggregate certain natural expenses underlying income statement captions. ASU 2024-03 is effective for annual periods in fiscal years beginning after December 15, 2026, and for interim periods thereafter. Early adoption is permitted. The application of ASU 2024-03 is prospective for periods beginning after the effective date, although retrospective application to prior periods is allowed. The Company is currently assessing the impact that ASU 2024-03 will have on its condensed financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. This update refines the scope of derivative accounting to exclude contracts or embedded features whose settlement amounts are based on the operations or activities specific to one of the parties to the contract. It also clarifies the accounting treatment for share-based noncash consideration received from a customer under a revenue contract. ASU 2025-07 is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The amendments may be applied using a prospective transition method to new contracts or contract modifications. The Company is currently assessing the impact that ASU 2025-07 will have on its condensed financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds authoritative guidance to the Accounting Standards Codification (ASC) on the recognition, measurement, and presentation of government grants. The new guidance defines government grants as transfers of monetary or tangible nonmonetary assets from a government to a business entity for non-exchange transactions. Under the ASU, an entity recognizes a grant when it is probable that the entity will comply with the attached conditions and the grant will be received. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. Entities may apply the amendments using a modified prospective, modified retrospective, or full retrospective transition method. The Company is currently assessing the impact that ASU 2025-10 will have on its condensed financial statements and disclosures.

Concentration of Credit Risk

Cash, cash equivalents and available-for-sale investments are financial instruments that potentially subject the Company to concentrations of credit risk for the amounts in excess of insurance provided on such deposits. Substantially all of the Company’s cash and cash equivalents are deposited in accounts with major financial institutions and amounts may exceed federally insured limits. The Company is closely monitoring ongoing events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally. During the periods presented, the Company has not experienced any losses on its deposits of cash, cash equivalents or available-for-sale investments.

The Company recognized revenue from collaboration partners in the three months ended March 31, 2025 and 2026, with all revenue generated within the United States. The percentages of collaboration revenue and accounts receivable from each of the Company’s customers that individually accounted for 10% or more of its total collaboration revenue and accounts receivable were as follows:

	Accounts Receivable, net		Revenue
	As of December 31,	As of March 31,	Three Months Ended March 31,
	2025	2026	2025	2026
Prevail	98%	97%	98%	100%

As of December 31, 2025 and March 31, 2026, the Company reported no contract assets. The Company routinely assesses its accounts receivable and contract assets for potential impairment and credit losses. As of December 31, 2025 and March 31, 2026, no impairment or credit loss allowance was recorded, respectively.

Unaudited Interim Financial Information

The accompanying condensed financial statements as of March 31, 2026, and for the three months ended March 31, 2026 and 2025, are unaudited. The condensed balance sheet as of December 31, 2025 was derived from the Company’s audited financial statements included elsewhere in this prospectus. The unaudited interim condensed financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of March 31, 2026, and the results of its operations and its cash flows for the three months ended March 31, 2026 and 2025. The results for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the full year ending December 31, 2026, or for any other future period. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2025, included elsewhere in this prospectus.

3. Fair Value Measurements

The Company’s financial assets and financial liabilities recognized at fair value consisted of the following (in thousands):

	December 31, 2025
	Level 1	Level 2	Level 3	Fair Value
Financial Assets:
Money market funds	$12,695	$—	$—	$12,695
U.S. treasury securities	—	45,167	—	45,167

Total financial Assets	$12,695	$45,167	$—	$57,862

Financial Liabilities:
Convertible note	$—	$—	$35,339	$35,339

Total financial liabilities	$—	$—	$35,339	$35,339

	March 31, 2026
	Level 1	Level 2	Level 3	Fair Value
Financial Assets:
Money market funds	$19,254	$—	$—	$19,254
U.S. treasury securities	—	30,346	—	30,346

Total financial Assets	$19,254	$30,346	$—	$49,600

Financial Liabilities:
Convertible note	$—	$—	$40,546	$40,546

Total financial liabilities	$—	$—	$40,546	$40,546

The Company’s securities are valued using third-party pricing services or other observable market data. The pricing services utilize industry standard valuation models and observable market inputs to determine value. There have been no transfers within the hierarchies during the three months ended March 31, 2026.

The Company elected to measure the convertible note (Note 7) at fair value with changes in fair value reported in earnings as they occur. The convertible note fair value was determined using the discounted cash flows methodology based on probability weighted scenarios of the convertible notes conversion using Level 3 inputs not observable in the market. Significant increase (decrease) in these inputs would result in a lower (higher) fair value measurement. At issuance on May 11, 2023, the time to a conversion event ranged from 0.22 to 0.39 years and the discount rate applied was 29.1%. On December 31, 2025, the time to event ranged from 0.25 to 0.36 years, and the discount rate applied was 27.55%. On March 31, 2026, the time to the event ranged from 0.10 to 0.11 years, and the discount rate applied was 27.92%.

The following table provides a reconciliation of the beginning and ending balances of the convertible note fair value for the three months ended March 31, 2026 (in thousands):

Three Months Ended March 31, 2026
(in thousands)
Fair value at the beginning of the period	$35,339
Accrued stated interest	598
Change in fair value	4,609

Fair value at end of period	$40,546

4. Marketable Securities

The fair value and amortized cost of cash equivalents and available-for-sale securities by major security type as of December 31, 2025 and March 31, 2026 are presented in the following tables (in thousands):

	December 31, 2025
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Financial assets:
Money market funds	$12,695	$—	$—	$12,695
U.S. treasury securities	45,132	35	—	45,167

Total cash equivalents and investments	$57,827	$35	$—	$57,862

Classified as:
Cash equivalents				12,695
Short-term investments				45,167

Total cash equivalents and investments				$57,862

As of December 31, 2025, total cash, cash equivalents and investments of $58.0 million includes cash equivalents and marketable securities of $57.9 million plus cash of $0.1 million.

	March 31, 2026
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Financial assets:
Money market funds	$19,254	$—	$—	$19,254
U.S. treasury securities	30,345	5	(4)	30,346

Total cash equivalents and investments	$49,599	$5	$(4)	$49,600

Classified as:
Cash equivalents				20,250
Short-term investments				29,350

Total cash equivalents and investments				$49,600

The fair values of available-for-sale securities by contractual maturity as of December 31, 2025 and March 31, 2026 were as follows:

	December 31,	March 31,
	2025	2026
	(in thousands)
Due in 1 year or less	45,167	30,346
Due in 1 - 2 years	—	—
Due in 3 years	—	—
Instruments not due at a single maturity date	12,695	19,254

Total available-for-sale securities	$57,862	$49,600

As of December 31, 2025 and March 31, 2026, the Company recognized $0.2 million and $0.2 million, respectively, of accrued interest receivable from available-for-sale securities within prepaid expenses and other current assets on the balance sheet. As of December 31, 2025 and March 31, 2026, the remaining contractual maturities of available-for-sale securities were less than three years. There have been no realized losses on available-for-sale securities for the three months ended March 31, 2025 and 2026, respectively. The Company believes there are no other-than-temporary impairments on these securities as of December 31, 2025 and March 31, 2026, respectively, because the Company does not intend to sell these securities, nor does it believe that it will be required to sell these securities before the recovery of their amortized cost basis. None of the Company’s investments have been in a continuous unrealized loss position for 12 months or longer as of December 31, 2025 and March 31, 2026, respectively.

5. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,	As of March 31,
	2025	2026
Prepaid expenses	$1,621	$1,147
Accrued interest	240	235
Other Receivables	18	7

Total	$1,879	$1,389

Property and Equipment, net

Property and equipment consisted of the following (in thousands):

	As of December 31,	As of March 31,
	2025	2026
Laboratory equipment	$11,768	$11,775
Leasehold improvements	4,939	4,939
Computer equipment	722	725
Furniture and office	325	325
Software	181	181

Total	17,935	17,945
Less: Accumulated depreciation and amortization	(10,927)	(11,555)

Property and equipment, net	$7,008	$6,390

Depreciation expense was $0.7 million and $0.6 million for the year ended December 31, 2025 and for the three months ended March 31, 2026, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,	As of March 31,
	2025	2026
Accrued compensation	$4,365	$2,187
Accrued expenses	1,974	2,143
Accrued taxes	—	67
Other current liabilities	66	—

Total	$6,405	$4,397

6. Collaboration and License Agreements

Regents Exclusive License Agreements

Under the exclusive license agreement with the Regents of the University of California, the Company is required to pay annual license maintenance fees as well as the following payments: future development and regulatory milestone payments totaling up to $27.7 million; future commercial milestone payments totaling up to $3.6 million; and royalties on future sales at percentage rates ranging from the low to mid-single digits. The Company accounts for license fees, sublicensee fees and license maintenance fees as research and development expenses when fees are due and payable and accounts for future milestones and royalties’ payments when the contingency is resolved and consideration is issued or becomes issuable. For the three months ended March 31, 2025 and 2026, the Company recorded $0.8 million and less than $0.1 million in total expenses under this agreement, respectively. As of December 31, 2025 and March 31, 2026, no milestones or royalties are considered probable or estimable.

Acuitas Agreements

The Company has a development and option agreement and a non-exclusive license agreement with Acuitas to develop products combining the Company’s gene editing technology and Acuitas’s LNP technology. Under the non-exclusive license agreement, the Company will be required to pay Acuitas up to $20.0 million in future development and regulatory milestone payments and up to $40.0 million in future commercial milestone payments per licensed product. The Company will also be obligated to pay Acuitas royalties at percentage rates in the low single digits on future net sales of licensed products by the Company and its sublicensees, subject to reduction under certain customary conditions. For the three months ended March 31, 2025 and 2026, the Company recognized $0.4 million and less than $0.1 million in research and development expenses related to these agreements, respectively. No milestones have been met or were probable as of December 31, 2025 and March 31, 2026. The Company remains obligated to pay future development, regulatory, and commercial milestones, as well as royalties on net sales, upon the successful achievement of such events.

Collaboration Revenue

The following table summarizes the revenue recognized by collaboration partners (in thousands):

	Three Months Ended March 31,
	2025	2026
Prevail	$16,790	$2,233
Sanofi	335	—

Total Revenue	$17,125	$2,233

Sanofi Agreements

2022 License Agreement

The Company recognized zero revenue under the Sanofi 2022 License Agreement for the three months ended March 31, 2026, and 2025. All performance obligations under this agreement were satisfied in prior periods. As of December 31, 2025 and March 31, 2026, no development, regulatory, or commercial milestones were achieved or considered probable.

2023 License Agreement

The Company recognized $0.3 million and zero in collaboration revenue under the Sanofi 2023 License Agreement for the three months ended March 31, 2025, and 2026, respectively. As of March 31, 2026, $16.8 million was classified as short-term deferred revenue and $11.7 million was classified as long-term deferred revenue. No milestones were met or were deemed probable in the three months to March 31, 2025 and 2026.

Prevail License Agreement

Under the Prevail License Agreement, the Company is eligible to receive up to $160.0 million in research and development milestones and up to $1.4 billion in commercial milestones. The Company recognized $2.2 million and $16.8 million of collaboration revenue for the three months ended March 31, 2026, and 2025, respectively. As of December 31, 2025 and March 31, 2026, the total estimated variable consideration for research and development services was $31.0 million. No milestones have been achieved or are considered probable as of December 31, 2025 and March 31, 2026. As of March 31, 2026, the Company had $11.5 million classified as short-term deferred revenue related to this agreement, which is expected to be recognized over the remaining term of the performance obligations.

Contract Liabilities

The following table presents changes in the Company’s total contract liabilities for the three months ended March 31, 2026 (in thousands):

	Balance at December 31, 2024	Additions	Revenue Recognized	Balance at March 31, 2025
Contract Liabilities;
Deferred revenue	$72,419	$—	$(9,602)	$62,817

	Balance at December 31, 2025	Additions	Revenue Recognized	Balance at March 31, 2026
Contract Liabilities;
Deferred revenue	$41,023	$—	$(995)	$40,028

7. Convertible Note Payable

On May 11, 2023, the Company issued a convertible note (“Lilly Note”) to Eli Lilly and Company with the principal amount of $30.0 million. The Lilly Note has a stated interest rate of 8% and matures on May 11, 2026, unless it is previously converted into equity shares.

Upon occurrence of the issuance and sale of the Company’s redeemable convertible preferred stock that results in aggregate proceeds of at least $35.0 million (a “Qualified Financing”), the convertible note will automatically convert into redeemable convertible preferred stock of the Company. The Lilly Note will convert into redeemable convertible preferred stock at a discount of between 5% and 15% depending on the timing of the financing. The Lilly Note also contained other settlement provisions if a Qualified Financing does not occur. Upon occurrence of a public offering, either an IPO resulting in at least $100.0 million of gross proceeds or a special purpose acquisition company transaction, the Lilly Note will automatically convert into common shares issued at a discount to the IPO price per share of between 5% and 15%, depending on the timing of the offering. If neither a Qualified Financing nor a public offering occurs, the Lilly Note may convert upon change of control or upon maturity, at the election of the holder. Upon occurrence of a change of control, the convertible note will, at the election of the holder, either be repaid with a 15% premium to the then outstanding principal and unpaid interest; or convert into the Company’s equity securities at a price that is 15% less than the price per share received by the holders of such equity securities upon such change of control. Upon maturity, the convertible note will convert into the Company’s common stock at a conversion price of $35.83 per share.

The fair value of the convertible note was $35.3 million and $40.5 million as of December 31, 2025 and March 31, 2026, respectively.

8. Commitments and Contingencies

Guarantees and Indemnifications

In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future.

The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2025 and March 31, 2026, the Company does not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

Legal Contingencies

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of business. The Company records a liability for such matters when it is probable that future losses will be incurred and that such losses can be reasonably estimated. Significant judgment by the Company is required to determine both probability and the estimated amount. Management is currently not aware of any legal matters that could have a material adverse effect on financial position, results of operations or cash flows.

Research and Development Agreements

The Company enters into contracts in the normal course of business with third-party vendors for preclinical studies, supplies and other services and products for operating purposes. These contracts generally provide for termination on notice or may have a potential termination fee if a purchase order is cancelled within a specified time. As of December 31, 2025 and March 31, 2026, there were no amounts accrued related to termination and cancellation charges as the Company has not determined cancellation to be probable.

License Agreements

The Company entered into the Regents Agreement and Acuitas Agreements (Note 6), which requires it to pay milestones contingent upon the meeting of specific events and royalties of future sales. As of December 31, 2025 and March 31, 2026, no milestones were due and payable.

9. Redeemable Convertible Preferred Stock

In October 2018, the Company issued 2,051,741 shares of its Series A redeemable convertible preferred stock at a price of $9.77 per share for gross cash proceeds of $20.0 million and issued 26,338 shares of its Series A-1 redeemable convertible preferred stock upon the conversion of the outstanding convertible notes and accrued interest. In January 2019, the Company issued 46,360 shares of its Series A-2 redeemable convertible preferred stock at a price of $10.72 per share for gross cash proceeds of $0.5 million.

In March 2021, the Company issued 2,790,590 shares of Series B redeemable convertible preferred stock at a price of $35.83 per share for gross cash proceeds of $100.0 million.

Redeemable convertible preferred stock consists of the following (in thousands, except share and per share amounts):

	December 31, 2025 and March 31, 2026
	Shares Authorized	Original Issue Price	Shares Issued and Outstanding	Carrying Value	Liquidation Preference
Series A	12,150,003	$9.77	2,051,741	$19,869	$20,000
Series A-1	155,977	7.82	26,338	205	205
Series A-2	276,138	10.72	46,630	500	500
Series B	16,600,000	35.83	2,790,590	99,782	100,000

Total	29,182,118		4,915,299	120,356	120,705

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting—The holder of each share of Series A, A-1, A-2 and Series B redeemable convertible preferred stock has the right to one vote of each share of common stock into which such redeemable convertible preferred stock is convertible. The holders of Series B redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect two directors to the Company’s Board of Directors. The holders of Series A redeemable convertible preferred stock, voting as a separate class, shall be entitled to elect one director to the Company’s Board of Directors. The holders of common stock, voting as a separate class, shall be entitled to elect two directors to the Company’s Board of Directors.

Dividends—The holders of shares of redeemable convertible preferred stock in preference to the holders of common stock, shall be entitled to receive, but only out of funds that are legally available, cash dividends at the annual per share rate of 6.0% per annum based on the original issue price. Such dividends shall be payable only when, as and if declared by the Company’s Board of Directors and shall be non-cumulative. No dividends have been declared as of December 31, 2025 and March 31, 2026, respectively.

Conversion—Each share of redeemable convertible preferred stock shall be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of shares of common stock at the conversion rate that is determined by dividing the redeemable convertible preferred stock original issue price by the redeemable convertible preferred stock conversion price in effect at the time of conversion. The conversion price shall initially be equal to the applicable original issue price subject to certain anti-dilution adjustments. As of March 31, 2026, the Company’s redeemable convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.

Each share of redeemable convertible preferred stock is automatically converted into common stock shares at the then effective conversion rate (i) upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $100.0 million of gross proceeds to the Company, or (ii) if such offering is otherwise approved by vote or written consent of at least a majority of the outstanding shares of the redeemable convertible preferred stock voting together as a single class on an as-converted basis, which majority shall include at least a majority of Series B redeemable convertible preferred stock.

Liquidation Preference—In the event of a liquidation, distribution or winding up of the Company, the holders of redeemable convertible preferred stock are entitled to be paid out of the assets of the Company legally available for distribution before any distribution or payment is made to holders of the Company’s common stock. In the event of a liquidation, distribution or winding up of the Company, the holders of the redeemable convertible preferred stock are entitled to receive the amount per share of redeemable convertible preferred stock owned equal to the greater of (i) the original issue price, plus any dividends declared but unpaid thereon for any redeemable convertible preferred stock owned, or (ii) such amount per share as would have been payable had all shares of redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of redeemable convertible preferred stock the full amount to which they are entitled, the holders of shares of redeemable convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution as if all amounts payable on or with respect to such shares were paid in full.

The remaining assets of the Company are distributed among the common and redeemable convertible preferred stockholders pro rata based on the number of shares held by each holder on an as-converted basis.

Redemption—Upon the occurrence of certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer, holders of the redeemable convertible preferred stock can effectively cause redemption for cash. As a result, the Company classified the redeemable convertible preferred stock as mezzanine equity on the balance sheets as the stock is contingently redeemable.

10. Common Stock

The Company is authorized to issue up to 52,000,000 shares of $0.001 par value common stock as of March 31, 2026.

Common stockholders are entitled to dividends when and if declared by the Board of Directors, subject to the prior rights of the redeemable convertible preferred stockholders. The holder of each share of common stock is entitled to one vote. The common stockholders voting as a class are entitled to elect two members to the Company’s Board of Directors. No dividends have been declared since the inception of the Company.

The Company had reserved common stock for future issuance as follows:

	December 31,	March 31,
	2025	2026
Conversion of redeemable convertible preferred stock	4,915,299	4,915,299
Exercise of outstanding stock option awards	1,180,576	1,180,162
Common Stock Warrants issued and outstanding	74,324	74,324
Restricted stock issued and outstanding-2018 Equity Incentive Plan	48,021	48,201
Stock options available for future grant	152,545	135,916

Total common stock reserved	6,370,765	6,353,722

Founders’ Restricted Common Stock

In January and August 2018, the Company issued 2,195,278 restricted common stock shares to its founders at the purchase price of $0.00592 per share for their advisory and consulting services. In September 2018, the Company repurchased 211,084 such shares from one of the founders. The founders’ common stock shares are subject to the Company’s repurchase option if a founder terminates their services to the Company during the vesting period. The Company may repurchase any unvested restricted common stock shares at the price per share equal to the original purchase price, subject to adjustments in the event of any reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split. The repurchase right lapses in 90 days after the termination of the founder’s service or employment. During the vesting term, the holders of the founders’ restricted common stock shares have the right to receive dividends and voting rights.

The restricted common stock shares vested monthly over four years from the vesting commencement date, which was the date of the initial closing of the Series A redeemable convertible preferred stock financing or October 1, 2018. The founders’ shares were all fully vested as of December 31, 2024. The Company accounts for shares issued to founders as equity compensation awards and the estimated fair value at the grant date was minimal.

11. Equity Incentive Plan and Stock-Based Compensation

2018 Stock Incentive Plan

In 2018, the Company adopted the 2018 Stock Incentive Plan (the “Plan”). The Plan provides for the grants of stock options, stock appreciation rights, dividend equivalent rights, restricted stock units, restricted stock awards (“RSAs”), and other stock-based awards to employees, consultants and advisors of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees, including officers and directors who are also employees. Nonqualified stock options (“NSO”) may be granted to Company employees, consultants and advisors. As of March 31, 2026, the Company has reserved 1,672,540 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years and at prices based upon the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an option shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a greater than 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, and (iii) the term of an ISO granted to a greater than 10% stockholder should not exceed five years. Options granted generally vest over four years.

Options and RSAs granted under the Plan vest on a straight-line basis over a period of four years, with certain options vesting 25% after the first year of service and 1/48th vesting on a monthly basis thereafter. RSAs granted by the Company may be repurchased in the event that conditions specified by the administrator are not satisfied prior to the end of such applicable restriction periods established by the administrator of such awards.

On October 6, 2021, the Company granted 101,320 performance-based stock option awards to the Chief Executive Officer that only vest upon the successful completion of the first in human proof of concept study. The Company recognizes stock option awards with performance vesting conditions based on the grant date fair value over the service period using the accelerated attribution method to the extent that achievement of the performance condition is probable. For the year ended December 31, 2025 and three months ended March 31, 2026, no expense has been recognized related to these performance-based stock option awards as the achievement of the performance condition was not probable.

The Plan allows for early exercises of stock options that will be subject to a right of repurchase by the Company for any unvested shares. The repurchase rights lapse over the original vesting period of the options. The Company accounts for the cash received in consideration for the early exercised options as a liability included in accrued and other current liabilities, which is then reclassified to stockholders’ equity as the options vest. As of March 31, 2026, the Company had no shares of common stock subject to an early exercise option repurchase provision under the Plan.

As of March 31, 2026, there were 135,916 shares reserved for issuance as stock option awards under the Plan.

Stock Option Activity

Stock options activity under the Plan is set forth below:

	Outstanding Awards
	Number of Shares Available for Grant	Options issued and outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding on December 31, 2025	152,545	152,545	$6.28	6.57	$896
Options granted	(81,780)	(81,780)	$19.13
Options exercised		(17,026)	$5.03
Options forfeited or cancelled	64,366	(64,366)	$6.40

Outstanding on March 31, 2026	135,131	1,180,964	$7.17	6.51	$24,536

Vested and Exercisable at March 31, 2026		1,126,382	$7.40

The weighted-average grant-date fair value of stock options granted to employees during the three months ended March 31, 2025 and 2026 was $5.92 per share and $20.90 per share, respectively. The total intrinsic value of stock options exercised during the three months ended March 31, 2026 was $0.3 million. As of March 31, 2026, the total unrecognized stock-based compensation related to unvested stock options was $3.1 million, which the Company expects to recognize over a remaining weighted-average period of 0.54 years.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company’s common stock for stock options that were in-the-money at March 31, 2026.

The Company estimated the fair value of stock options using the Black-Scholes option pricing model. The fair value of employee stock options is being amortized on a straight-line basis over the requisite service period of the awards. The fair value of stock options was estimated using the following weighted-average assumptions:

	Three Months Ended March 31,
	2025	2026
Expected volatility	85.54% - 85.68%	84.56% - 88.16%
Risk-free interest rate	4.06%	3.87% - 3.97%
Dividend yield	0%	0%
Expected term	5.97 - 6.08 years	5.00 - 6.01 years

Restricted Stock Award Activity

As of December 31, 2025 and March 31, 2026, the Company had 48,021 RSAs that were issued and outstanding to non-employee consultants. The outstanding RSAs had a weighted average grant date fair value of $2.84 per share. From the total RSAs issued and outstanding, zero shares were unvested as of December 31, 2025 and March 31, 2026. The awards are legally issued and are considered outstanding as of the grant date. The fair value of RSAs granted is equal to the estimated fair value of the Company’s common stock on the grant date. Stock-based compensation expense recognized during the three months ended March 31, 2025 and 2026 was zero.

Stock Based Compensation

No stock-based compensation related to performance-based awards was recognized in the three months ended March 31, 2025 and 2026 as the performance conditions were not probable.

The following table is a summary of total employee and non-employee stock-based compensation (in thousands):

	Three Months Ended March 31,
	2025	2026
Research and development	$449	$940
General and administrative	$222	$1,030

Total	$671	$1,970

12. Income Taxes

In determining quarterly provisions for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date profit or loss, adjusted for discrete items arising in that period. The Company’s annual estimated effective tax rate differs from the U.S. federal statutory rate primarily as a result of changes in its valuation allowance against its deferred tax assets. For the three months ended March 31, 2026, the Company recorded an income tax provision of $0.2 million, compared to an income tax benefit of $0.3 million for the three months ended March 31, 2025. During the three months ended March 31, 2026, there were no material changes to the Company’s unrecognized tax benefits, and the Company does not expect to have any significant changes to unrecognized tax benefits through the end of the fiscal year. The Company does not have any tax audits or other issues pending.

13. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts):

	Three Months Ended March 31
	2025	2026
Numerator:
Net loss attributable to common stockholders	$(3,425)	$(17,347)

Denominator:
Weighted-average shares outstanding subject to repurchase	2,417,516	2,460,794

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,417,516	2,460,794

Net loss per share attributable to common stockholders, basic and diluted	($1.42)	($7.05)

Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential dilutive securities would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of March 31,
	2025	2026
Convertible preferred stock on an as if converted basis	4,915,299	4,915,299
Options to purchase common stock	1,288,791	1,180,162
Common stock warrants	74,324	74,324
Convertible note payable(1)	1,139,404	1,230,556

Total	7,417,818	7,400,341

(1)

The conversion of the convertible note payable into common stock is dependent on the price of shares that may be issued in connection with an IPO, Special Purpose Acquisition Company transaction or Qualified Financing, as well as the completion of such transactions. The number of shares herein is calculated based on the conversion of the convertible note’s outstanding principal and accrued and unpaid interest as of March 31, 2025 and 2026 into the Company’s common stock at the price of $35.83 per share.

14. Segment Information

The Company operates as one operating and reportable segment focused on researching and developing genetic medicines using CRISPR-based tools to address the root cause of diseases, with a primary focus on cardiometabolic conditions. The Company’s chief executive officer serves as the chief operating decision maker (“CODM”). The CODM evaluates segment performance and allocates resources based on net loss and operating expenses, which are also reported in the statement of operations. This measure is used to monitor spending and compare budgeted versus actual results. Factors considered in determining the single reportable segment include the nature of the Company’s operating activities, its organizational and reporting structure, and the type of financial information reviewed by the CODM. All material long-lived assets and revenues are located in the United States.

The CODM reviews cash, cash equivalents and investments as a measure of segment assets. As of December 31, 2025 and March 31, 2026, the Company’s cash, cash equivalents and investments were $58.0 million and $49.7 million, respectively.

The table below summarizes the segment’s profit or loss, along with significant expense categories which are reviewed by the CODM, for the periods presented (in thousands).

	Three Months Ended March 31,
	2025	2026
Collaboration Revenue	$17,125	$2,233
Significant operating expenses:
Research and development:
Internal research expenses	(2,275)	(827)
External research and development	(4,977)	(4,048)
Employee-related expenses	(6,313)	(4,746)
Facilities and overhead costs	(1,964)	(1,464)
Professional and consulting fees	(462)	(220)
General and administrative	(6,691)	(3,355)

Total Operating expenses	(22,682)	(14,660)

	Three Months Ended March 31,
	2025	2026
Interest income	$1,063	$515
Interest expense	(598)	(598)
Change in fair value of Convertible Note	1,352	(4,609)

Loss before income taxes	(3,740)	(17,119)
Benefit from / (provision for) income taxes	315	(228)

Net Loss	$(3,425)	$(17,347)

15. Subsequent Events

The Company has evaluated its subsequent events from March 31, 2026, through to June 12, 2026, the date these condensed financial statements were available to be issued, through July 10, 2026 solely for purposes of the disclosures relating to the updated milestones for the Prevail License Agreement, and through July 20, 2026 with respect to the reverse stock split described in Note 2, the adoption of the 2026 Equity Incentive Plan and related equity awards, the amendment to the 2023 Sanofi License Agreement, and the Sanofi concurrent private placement. The Company has determined that, outside of the events described below, there are no further subsequent events requiring disclosure in these condensed financial statements.

On May 11, 2026, the Company’s 8% Convertible Promissory Note issued to Eli Lilly and Company (the “Lilly Note”) reached its contractual maturity date. As of maturity, the outstanding principal of the Lilly Note was $30.0 million, and accrued interest totaled approximately $7.8 million. In accordance with the original, contractually defined terms of the Lilly Note established at issuance, the outstanding principal and accrued interest totaling approximately $37.8 million automatically converted into approximately 1.05 million shares of common stock to Eli Lilly and Company, and the Lilly Note was fully extinguished. No cash was paid, and no terms were modified or renegotiated, in connection with the conversion.

On May 27, 2026 and June 1, 2026, the Company executed grant award agreements with the California Institute for Regenerative Medicine (“CIRM”). The two awarded CIRM grants provide up to a total of approximately $25.7 million. The grants will be made in accordance with and subject to the conditions and requirements set forth in the CIRM Grants Administration Policy for Clinical Stage Projects. Disbursements of the CIRM grants will be tied to the achievement of specified operational milestones. Under the terms of the CIRM grants, the Company expects to be obligated to a low single-digit royalty percentage on net sales of CIRM-funded product candidates.

Subsequent to March 31, 2026, the remaining aggregate estimated potential milestone payments under the Prevail License Agreement are $110.0 million of development and regulatory milestones and $1.1 billion of commercial milestones.

On July 16, 2026, the Company’s Board of Directors approved the 2026 Equity Incentive Plan, which increased the aggregate number of shares of common stock reserved for issuance under the Company’s equity compensation plans by 2,420,000 shares, subject to stockholder approval and the effectiveness of the Company’s initial public offering.

On July 16, 2026, the Board of Directors also approved grants of stock options upon the effectiveness of the registration statement covering an aggregate of 2,066,997 shares of common stock to certain employees and members of the Board of Directors. Certain of the awards are subject to service-based vesting requirements and certain of the awards are subject to both market-based vesting conditions tied to the future trading price of the Company’s common stock and service-based vesting requirements. The exercise price of the options will equal the initial public offering price per share. The Company is evaluating the accounting impact of these awards, including the determination of grant-date fair value and the resulting stock-based compensation expense to be recognized in future periods.

On July 17, 2026, the Company amended its amended and restated certificate of incorporation and effected the reverse stock split, pursuant to which every 5.9218 shares of the Company’s common stock issued or outstanding were automatically reclassified into one new share of common stock, subject to the treatment of fractional shares as previously described, without any action on the part of the holders.

On July 17, 2026, the Company entered into an amendment of the 2023 Sanofi License Agreement under which it extended the nomination period for Sanofi to select one additional target under the license and the Company expanded the license to include its ELXR Platform for that target.

On July 17, 2026, Sanofi agreed to purchase approximately $7.5 million in shares of our common stock in a concurrent private placement exempt from the registration requirements of the Securities Act at a per share price equal to the initial public offering price. The private placement is expected to close concurrently with, and is contingent and conditioned upon the consummation of, this offering.

Through and including August 17, 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Leerink Partners	Goldman Sachs & Co. LLC	Guggenheim Securities	Wells Fargo Securities

July 23, 2026